Citadel Broadcasting Corporation

2007

ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 001-31740

CITADEL BROADCASTING CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**51-0405729** (I.R.S. Employer Identification No.)

City Center West, Suite 400
7201 West Lake Mead Blvd.
Las Vegas, Nevada 89128
(Address of principal executive offices and zip code)

(702) 804-5200
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, par value $0.01 per share	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and nonvoting common equity held by nonaffiliates of the registrant on June 30, 2007, based upon the closing price of the common stock, was $1.2 billion.

As of February 22, 2008, there were 264,483,835 shares of common stock, $.01 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2008 Annual Meeting of Stockholders are incorporated by reference into Part III.

Citadel Broadcasting Corporation

Form 10-K
December 31, 2007

TABLE OF CONTENTS

CERTAIN DEFINITIONS

Unless the context requires otherwise, all references in this report to "Citadel," the "Company," "we," "us," "our" and similar terms refer to Citadel Broadcasting Corporation and its consolidated subsidiaries, which would include any variable interest entities that are required to be consolidated by the primary beneficiary under the requirements of Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.*

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters in this report, including, without limitation, certain matters discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations and in Quantitative and Qualitative Disclosures about Market Risk, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements include statements regarding the intent, belief or current expectations of Citadel, its directors or its officers with respect to, among other things, future events and financial trends affecting the Company.

Forward-looking statements are typically identified by the words "believes," "expects," "anticipates," "continues," "intends," "likely," "may," "plans," "potential," "will," and similar expressions, whether in the negative or the affirmative. All statements other than the statements of historical fact are "forward-looking statements" for the purposes of federal and state securities laws, including, without limitation, any projections on pro forma statements of earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the expected effect of the business combination with ABC Radio Holdings, Inc.; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any assumptions underlying any of the foregoing. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements.

Readers are cautioned that any such forward-looking statements are not guarantees of future performance and that matters referred to in such forward-looking statements involve known and unknown risks, uncertainties, and other factors, some of which are beyond our control, which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the impact of current or pending legislation and regulation, antitrust considerations, the impact of pending or future litigation or claims, and other risks and uncertainties, including, but not limited to: changes in economic conditions in the U.S.; fluctuations in interest rates; changes in market conditions that could impair Citadel's goodwill or intangible assets; changes in industry conditions; changes in governmental regulations; changes in policies or actions or in regulatory bodies; changes in uncertain tax positions and tax rates; changes in dividend policy; changes in capital expenditure requirements; the risk that the business combination with ABC Radio Holdings, Inc. may be less favorable for the Company than originally expected; as well as those matters described in Item 1A. "Risk Factors."

All forward-looking statements in this report are qualified by these cautionary statements. The Company undertakes no obligation to publicly update or revise these forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1. BUSINESS

In January 2001, Citadel Broadcasting Corporation, a Delaware corporation (the "Company"), was formed by affiliates of Forstmann Little & Co. ("FL&Co.") and acquired substantially all of the outstanding common stock of our predecessor company in a leveraged buyout transaction. Citadel Broadcasting Company, a Nevada company and wholly-owned subsidiary of Citadel Broadcasting Corporation, is referred to as "Citadel Broadcasting."

On February 6, 2006, the Company and Alphabet Acquisition Corp., a wholly-owned subsidiary of the Company ("Merger Sub"), entered into an Agreement and Plan of Merger with The Walt Disney Company ("TWDC") and ABC Radio Holdings, Inc., formerly known as ABC Chicago FM Radio, Inc. ("ABC Radio"), a Delaware corporation and wholly-owned subsidiary of TWDC (the "Agreement and Plan of Merger"). The Agreement and Plan of Merger was subsequently amended as of November 19, 2006. The Company refers to the Agreement and Plan of Merger, as amended, as the "ABC Radio Merger Agreement."

The Company, Merger Sub, TWDC and ABC Radio consummated the (i) separation of the ABC Radio Network business and 22 ABC radio stations (collectively, the "ABC Radio Business") from TWDC and its subsidiaries, (ii) spin-off of ABC Radio, which holds the ABC Radio Business, and (iii) merger of Merger Sub with and into ABC Radio, with ABC Radio surviving as a wholly-owned subsidiary of the Company (the "Merger").

Prior to June 12, 2007, pursuant to the Separation Agreement by and between TWDC and ABC Radio, dated as of February 6, 2006 and amended on November 19, 2006 (the "Separation Agreement"), TWDC consummated a series of transactions to effect the transfer to ABC Radio and its subsidiaries of all of the assets relating to the ABC Radio Business and the transfer to other TWDC's subsidiaries and affiliates the remaining assets not relating to the ABC Radio Business. In connection with those transactions, TWDC or one of its affiliates retained cash from the proceeds of debt incurred by ABC Radio on June 5, 2007 in the amount of $1.35 billion (the "ABC Radio Debt"). Following these restructuring transactions by TWDC, and immediately prior to the effective time of the Merger on June 12, 2007, TWDC distributed all of the outstanding common stock of ABC Radio pro rata to TWDC's stockholders through a spin-off (the "Spin-Off"). In the Spin-Off, each TWDC stockholder received approximately 0.0768 shares of ABC Radio common stock for each share of TWDC common stock that was owned on June 6, 2007, the TWDC record date for purposes of the Spin-Off.

Immediately following the Spin-Off and pursuant to the ABC Radio Merger Agreement, on June 12, 2007, Merger Sub was merged with and into ABC Radio, with ABC Radio continuing as the surviving corporation and becoming a wholly-owned subsidiary of the Company. Immediately thereafter, the separate corporate existence of Merger Sub ceased, and ABC Radio was renamed Alphabet Acquisition Corp. The Merger became effective on June 12, 2007, at which time each share of ABC Radio common stock was converted into the right to receive one share of the Company's common stock. As a result, the Company issued 151,707,512 shares of its common stock to TWDC's stockholders. Immediately following the Merger, the Company's pre-merger stockholders owned approximately 42.5%, and TWDC's stockholders owned approximately 57.5% of the outstanding common stock of the Company.

Also, on June 12, 2007, to effectuate the Merger, the Company entered into a new credit agreement (the "Senior Credit and Term Facility" as described more fully under the Item 7. "Senior Debt" section below) with several lenders to provide debt financing to the Company in connection with the payment of the special distribution on June 12, 2007 immediately prior to the closing in the amount of $2.4631 per share to all pre-Merger holders of record of Company common stock as of June 8, 2007 (the "Special Distribution"), the refinancing of Citadel Broadcasting's existing senior credit facility, the refinancing of the ABC Radio Debt and the completion of the Merger.

The Company's consolidated balance sheet as of December 31, 2007 includes the acquired assets and assumed liabilities of ABC Radio. The Company's consolidated statements of operations and of cash flows also include the operating results of the ABC Radio Business subsequent to the closing date of June 12, 2007. Other than the estimated fair value of FCC licenses, which has been completed as of December 31, 2007, the allocation of the purchase price of ABC Radio to assets acquired and liabilities assumed is based on a preliminary determination as of December 31, 2007. Pro forma amounts for 2007 and 2006 have been adjusted for the results of ABC Radio and any significant dispositions. For additional information regarding the determination of these pro forma amounts, see Note 3 to the consolidated financial statements.

In connection with the consummation of the transactions contemplated by the Separation Agreement and the ABC Radio Merger Agreement, as of June 12, 2007, the Company, TWDC, and ABC Radio entered into a Tax Sharing and Indemnification Agreement (the "Tax Sharing and Indemnification Agreement") that allocates (i) the responsibility for filing tax returns and preparing other tax-related information and (ii) the liability for payment and the benefit of refund or other recovery of taxes. The Tax Sharing and Indemnification Agreement also provides for certain additional representations, warranties, covenants and indemnification provisions relating to the preservation of the tax-free status of TWDC's internal restructuring and the distribution of ABC Radio common stock to the stockholders of TWDC in the Spin-Off.

Citadel is the third largest radio broadcasting company in the United States based on net broadcasting revenue. The Company now operates in two reportable segments in accordance with guidance provided by Statement of Financial Accounting Standards ("SFAS") No. 131, *Disclosures about Segments of an Enterprise and Related Information*. Radio stations serving the same geographic area (i.e., principally a city or combination of cities) that are owned and/or operated by the Company are referred to as a market, and the Company aggregates the markets in which it operates into one reportable segment ("Radio Markets"). In addition, the Company also owns and operates the ABC Radio Network ("Radio Network"), which produces and distributes a variety of radio programming and formats and syndicates across approximately 4,000 station affiliates and 8,500 program affiliations, and is a separate reportable segment as defined by SFAS No. 131.

Radio Markets

As of February 22, 2008, we owned and operated 165 FM and 58 AM radio stations, with a national footprint reaching more than 50 markets located in 27 states and the District of Columbia. The Radio Markets generate substantially all of their revenue from the sale of advertising to local, regional and national spot advertisers. We have a well-clustered radio station portfolio that is diversified by programming formats, geographic regions, audience demographics and advertising clients. We face more competition in the larger markets that rank in the top twenty in the country based on total market revenue. However, our stations are dominant in middle and smaller markets, where we rank first or second in audience share in 28 of our 54 metropolitan markets rated by The Arbitron Ratings Company ("Arbitron"). Our top 25 markets accounted for approximately 71% of the 2007 Radio Markets segment revenue as reported. On a pro forma basis for the year ended December 31, 2007, adjusted for the results of ABC Radio and any significant dispositions, our top 25 markets contributed approximately 76% of Radio Markets segment revenues. For additional information regarding the determination of these pro forma amounts, see Note 3 to the consolidated financial statements. For the year ended December 31, 2007, the Radio Markets segment contributed approximately 80% on a pro forma basis of our consolidated pro forma net revenues and represented approximately 79% of total assets. Since the allocation of the purchase price of ABC Radio to assets acquired and liabilities assumed is based on a preliminary determination, except for the estimated fair value of FCC licenses, which has been completed as of December 31, 2007, goodwill of approximately $634.1 million related to ABC. Radio has not yet been allocated among the segments.

Radio Network

We believe that the Radio Network business' programming appeals to a broad audience. The Radio Network business produces and distributes a variety of programs and formats to affiliates, including syndicated talk and music programs. The Radio Network has 7 of the top 10 and 14 of the top 25 programs in network radio according to RADAR® 95, December 2007 (Audiences to Commercials Within Programs). Our Radio Network syndicated programming features popular personalities including Paul Harvey, Sean Hannity, Tom Joyner and Michael Baisden.

The Radio Network business provides its affiliates with selected proprietary and syndicated content, including *ABC News*, a leading product in radio news, nine 24-hour music formats and targeted programming for urban and Hispanic formatted stations, enabling affiliates to meet their programming needs on a cost-effective basis. In exchange for the right to broadcast the Radio Network programming, its affiliates remit a portion of their advertising time, and in some cases an additional cash fee. In general, the Radio Network business distributes its proprietary content on a non-exclusive basis to several stations in a market on both a branded and non-branded basis. The syndicated content, as well as the 24-hour formats, are generally offered on an exclusive basis to one station in a market. The Radio Network also generates advertising revenue by embedding a defined number of advertising units in its syndicated programs, which it sells to advertisers at premium prices. In certain cases, the Radio Network business compensates its affiliates in major markets for carrying specific programming in order to ensure that such programming has the desired national coverage or to maintain a desired commercial inventory level.

The Radio Network business generates substantially all of its revenue from the sale of advertising time accumulated from its affiliate stations. The Radio Network divides the aggregated inventory into packages focused on specific demographic groups and sold to its advertiser clients who want to reach the listeners who comprise those demographic groups. The Radio Network business has 15 targeted advertising networks, which offer advertisers the opportunity to efficiently reach a variety of demographic groups on a national basis. By purchasing airtime on a network basis rather than station by station, advertisers are able to efficiently and effectively reach their desired demographic on a national and regional basis. Since the Radio Network business generally sells its advertising time on a national network basis rather than station by station, the Radio Network generally does not compete for advertising dollars with its radio station affiliates.

The Radio Network is also the exclusive sales representative for the ESPN Radio Network content, providing both sales and distribution services. ESPN produces the network's programming which includes ESPN SportsCenter; *Mike & Mike In The Morning*, hosted by Mike Greenberg and former NFL player Mike Golic, as well as national broadcasts of Major League Baseball, the NBA, and Bowl Championship Series. The ESPN Radio Network Sales Representation Agreement, entered into as of June 12, 2007, the closing date of the Merger, sets forth the terms under which the Radio Network acts as the exclusive sales representative for the ESPN Radio Network. The Radio Network provides a sales staff to solicit and negotiate the sale of advertising on behalf of the ESPN Radio Network and to manage the advertising trafficking, billing and collection functions in exchange for 20% of all net sales generated on behalf of the ESPN Radio Network for the initial two-year term of the agreement. The agreement will be renewed for two successive one-year renewal periods if certain sales levels are achieved.

For the year ended December 31, 2007, the Radio Network segment contributed approximately 20% on a pro forma basis of our consolidated pro forma net revenues and represented approximately 2% of total assets. For additional information regarding the determination of these pro forma amounts, see Note 3 to the consolidated financial statements. Additionally, since the allocation of the purchase price of ABC Radio to assets acquired and liabilities assumed is based on a preliminary determination, except for the estimated fair value of FCC licenses, which has been completed as of December 31, 2007, goodwill of approximately $634.1 million related to ABC Radio has not yet been allocated among the segments.

Our Station Portfolio

The table below summarizes the metropolitan markets in which we owned and operated radio stations as of February 5, 2008.

	Market Revenue Rank	Number of Owned and Operated Commercial Stations in the Market		Number of Our Stations (1)(2)		Number of Station Owners in the Market	Our Station Group Audience Share		Our Station Group Revenue Rank (4)
		FM	AM	FM	AM		Share	Rank (3)	
Los Angeles, CA	1	38	35	1	1	22	4.3	6	5
New York, NY	2	39	35	1	1	21	5.3	5	4
Chicago, IL	3	43	42	1	1	23	5.8	5	6
Dallas/Ft. Worth, TX	4	37	31	2	1	21	7.1	6	4
San Francisco, CA	5	42	27	—	2	17	9.1	4	4
Atlanta, GA	6	26	46	2	—	23	6.6	5	6
Washington, DC	7	26	29	2	1	14	9.1	4	3
Detroit, MI	13	23	21	2	1	13	11.9	3	4
Minneapolis/St. Paul, MN	16	19	21	5	—	15	15.4	3	3
Salt Lake City, UT	34	29	23	5	1	16	15.5	3	2
Nashville, TN	39	21	27	2	—	22	9.5	4	4
Buffalo/Niagara Falls, NY	42	12	13	3	—	7	16.5	3	3
New Orleans, LA	44	19	17	4	—	14	8.1	3	3
Memphis, TN	46	21	21	4	—	12	16.8	2	3
Providence, RI	48	15	18	4	2	12	25.4	1	1
Tucson, AZ	50	16	14	3	2	11	15.7	3	2
Oklahoma City, OK (5)	51	22	15	3	2	13	14.0	3	1
Birmingham, AL	52	19	21	4	2	11	15.7	3	2
Albuquerque, NM (5)	58	23	15	4	3	12	23.9	1	1
Grand Rapids, MI	62	16	14	4	1	11	16.9	3	3
Knoxville, TN	67	18	21	4	1	15	25.2	1	1
Harrisburg/Carlisle/York, PA	69	12	11	3	—	10	10.3	3	3
Baton Rouge, LA	70	14	7	3	2	7	26.4	1	3
Des Moines, IA	71	14	9	4	1	7	23.0	3	3
Little Rock, AR (5)	73	22	13	4	3	10	26.6	1	1
Columbia, SC	74	16	11	4	1	8	15.4	3	3
Syracuse, NY	75	19	12	3	1	7	12.1	3	2
Colorado Springs, CO	78	14	8	4	2	10	29.7	1	1
Reno, NV	79	17	10	3	1	10	22.8	2	2
Allentown/Bethlehem, PA	80	7	10	2	—	7	19.1	2	3
Boise, ID	84	18	11	4	2	8	29.0	1	1
Charleston, SC (5)	84	19	10	3	1	11	16.8	2	1
Modesto, CA	86	16	6	5	1	8	26.5	1	1
Wilkes-Barre/Scranton, PA	88	21	18	5	1	11	20.4	2	2
Chattanooga, TN	90	15	14	3	1	13	18.8	2	2
Portland, ME (5)	99	17	8	4	—	4	21.7	2	2
Lafayette, LA (5)	106	19	10	4	1	10	25.3	2	2
Saginaw/Bay City, MI (5)	107	15	5	4	—	7	27.0	1	1
Lansing/East Lansing, MI	110	11	6	4	2	4	39.6	1	1
Springfield, MA	112	11	9	1	1	7	9.2	4	3
Johnson City/Kingsport/Bristol, TN	119	14	21	2	3	13	17.4	2	2
Flint, MI	125	9	7	1	1	3	7.7	3	3
Portsmouth/Dover/Rochester, NH	128	10	6	4	—	5	12.9	1	2
Lancaster, PA	147	6	4	1	1	6	8.1	2	1
Worcester, MA	151	5	8	3	—	7	11.6	3	2
Stockton, CA	171	10	3	2	—	4	15.4	1	1
Binghamton, NY	177	12	5	3	2	5	30.9	1	1

	Market Revenue Rank	Number of Owned and Operated Commercial Stations in the Market		Number of Our Stations (1)(2)		Number of Station Owners in the Market	Our Station Group Audience Share		Our Station Group Revenue Rank (4)
		FM	AM	FM	AM		Share	Rank (3)	
New London, CT	181	8	2	3	1	3	11.6	3	2
Erie, PA	182	8	5	3	1	4	28.5	2	2
Muskegon, MI	227	8	3	4	1	2	14.6	2	2
Tuscaloosa, AL	229	9	5	4	1	5	27.3	1	2
Muncie-Marion, IN	234	6	4	1	1	3	10.4	3	3
New Bedford, MA	271	7	5	1	1	4	15.4	1	1
Augusta/Waterville, ME	281	8	3	2	2	2	15.0	2	2
Other (6)		N/A	N/A	4	—	N/A		NR	N/A
Total				165	58				

NR Not rated.

N/A Information not available.

(1) The market assignments on this table reflect the way we cluster our regional station groups for accounting and operational purposes and do not necessarily mean that the station is located in the metropolitan market as defined by Arbitron or the Federal Communications Commission ("FCC"). Compliance with the FCC's local radio ownership limits is measured by reference to the number of stations a company holds in a particular market as that market is defined by the FCC. For a discussion of the impact of the new FCC rules on us and our station clusters, see "Federal Regulation of Radio Broadcasting—Multiple Ownership Rules" and "Federal Regulation of Radio Broadcasting—Time Brokerage."

(2) In addition to the stations listed in this table, we are currently operating one FM station serving the Oklahoma City, OK market and one station serving the Knoxville, TN market under a local marketing agreement. Also, we own two stations in Buffalo, NY and two stations in Salt Lake City, UT that are being operated by third parties under local marketing agreements.

(3) The station group audience share rank is the ranking of our station group among all station groups within the demographic of people ages 12+ based upon the total station group's audience share in that market as presented by Arbitron, Inc. through BIA Financial Network, Inc.'s BIAfn's MEDIA Access Pro™.

(4) The station group revenue rank is the ranking, by station group market revenue, of our station group among all station groups in that market.

(5) In connection with the Merger, the Company is required to divest certain FM stations to comply with FCC ownership limits, and therefore, these stations were assigned to a trust and are not included in the table above. These include one station in Albuquerque, NM; one station in Charleston, SC; one station in Lafayette, LA; three stations in Little Rock, AR; two stations in Oklahoma City, OK; one station in Portland, ME; and one station in Saginaw, MI.

(6) Includes radio stations in our Kokomo, IN and Presque Isle, ME markets, which are not rated by Arbitron.

Market and Industry Data

We based or derived the station and market data presented in this Form 10-K from a third-party source. Unless otherwise indicated, we derived (i) our station group revenue ranking information for the full year 2007, (ii) our 2007 market revenue rank, (iii) the number of owned and operated stations in the market, and (iv) the number of station owners in the market from BIA Financial Network, Inc.'s BIAfn's MEDIA Access Pro™ media research reporting as of February 5, 2008. We derived the Fall 2007 audience share data presented in this Form 10-K from Arbitron, Inc. through BIA Financial Network, Inc.'s BIAfn's MEDIA Access Pro™ media research reporting as of February 5, 2008. While we believe this industry publication is reliable, we have not independently verified it.

Strategy

We are now the third largest radio group in the United States, and we operate one of the three largest radio networks in the country. Thus, we are among the largest pure-play radio operators in the country with one of the leading radio network syndication platforms, and we expect this will benefit us in an increasingly competitive industry partly through our broader listener and customer base and more diverse revenue stream. Our size and scope subsequent to the Merger should enable us to serve our markets and stations more efficiently. We may seek opportunities, if available, to divest some of our stations. There can be no assurance as to whether any such transactions will occur or, if they occur, the amount of proceeds they will generate, their timing or their other terms. We are also continuing to evaluate the current on-air programming of the Radio Markets and the Radio Network, including the ABC Radio Business, station and program branding and marketing, talent contracts/ programming costs and other station and network operating expenses to determine any changes that may be made in order to improve our overall performance. In addition, we intend to continue expanding and strengthening the Radio Network business and reaching out to new affiliate stations for such growth.

Radio Markets

Operate and Develop Leading Station Clusters. We intend to continue our current strategy of focusing on, among other things, the operation and development of leading station clusters, and we believe it is important to own multiple stations in each of the markets in which we operate in order to maximize our ability to achieve leadership positions, increase operating efficiencies and compete more effectively with other forms of local media. We face more competition in the larger markets that rank in the top twenty in the country based on total market revenue. However, our stations are dominant in middle and smaller markets, where we rank first or second in audience share in 28 of our 54 Arbitron-rated metropolitan markets. Our stations cover a wide range of programming formats, geographic regions, audience demographics and advertising clients. We intend to focus our attention on our stations in the larger markets, and we may seek opportunities, if available, to divest some of our stations. Depending on market conditions, we would expect to generate between $75 million and $175 million in sale proceeds over the next 12 to 24 months, which include proceeds from, among others, the stations required to be divested as a result of the Merger as further described in the "Federal Regulation of Radio Broadcasting" section below. There can be no assurance as to whether any such transactions will occur or, if they occur, the amount of proceeds they will generate, their timing or their other terms.

Emphasize Programming. We analyze market research and competitive factors to identify the key programming attributes that we believe will best position each station to develop a distinctive identity, or a local brand, and to maximize its appeal to local audiences and advertisers. Our programming strategy includes developing or contracting with significant on-air talent and creating recognizable brand names for selected stations. We believe this strategy significantly enhances the presence, marketability and competitiveness of our stations, leading to greater audience share and consequently higher revenues and operating income excluding non-cash expenses (depreciation, amortization and amortization of non-cash stock compensation). We intend to emphasize programming through both the Radio Network and at individual stations, which we believe will develop a distinctive identity or brand and maximize our appeal to audiences and advertisers.

Build Geographic, Format and Customer Diversity. We seek to build geographic, format, and customer diversity. Our stations are located in markets throughout the country that serve diverse target demographics through a broad range of programming formats such as rock, country, adult contemporary, oldies, urban and sports/news/talk. This diversity reduces, in part, our dependence on any particular local economy, market, station, format, on-air personality or advertiser. Similarly, we seek to develop a broad base of local and regional advertisers. During the year ended December 31, 2007, we generated approximately 82% of our net broadcasting revenue from local and regional advertising and approximately 18% from the sale of national advertising. No single advertiser accounted for more than 10% of our net broadcasting revenue.

Apply Improved Sales and Marketing to Capture Greater Share of Advertising Revenues. The development of a high-quality local sales organization in each of our markets is critical to our success. We face more competition in the larger markets that rank in the top twenty in the country based on total market revenue.

However, our stations are dominant in middle and smaller markets, where we rank first or second in revenue market share in 32 of our 54 ranked markets. In each market, we assess our station portfolio, the local market environment and the strength of our sales personnel to determine whether to pursue a "cluster sale" strategy or to create a separate sales force for each station. We place significant emphasis on recruiting quality sales people, setting clear financial and sales goals and rewarding achievement of those goals with commissions and bonus compensation. We also target regional sales, which we define as sales in regions surrounding our markets to companies that advertise in our markets, through our local sales force. We reach national advertisers in partnership with national representative firms, offering advertising time on individual stations or across our overall network of stations.

Participate in Local Communities. As a local sales and advertising medium, we place significant emphasis on serving the local community. We believe our active involvement reinforces our position in local communities and significantly improves the marketability of our radio broadcast time to advertisers who are targeting these communities.

Optimize Technical Capabilities. We believe that a strong signal is an important component of a station's success. We seek to operate stations with the strongest signals in their respective markets and view signal strength as an important consideration in any acquisitions we make. We also intend to continue to focus on the development of our station websites and advertising opportunities associated with the websites, as well as HD Radio™.

Radio Network

The Radio Network focuses on three primary aspects: programming, technology and integrated sales. The success of the Radio Network is driven by the delivery of compelling programming that listeners demand to hear and stations want to air. By providing the best talent and the best shows, the Radio Network can secure distribution of its content and maintain coverage of virtually all U.S. radio markets, reaching roughly 105 million listeners each week. The Radio Network must strive to keep an independent status in the marketplace and provide programming to all station groups, even competitors of the stations in our Radio Markets. As content is a key focus, the Radio Network has to continually seek out and develop new talent and distribution opportunities by securing strategic alliances with other station groups and non-traditional partners. Technology plays an important role in not only the delivery of the programs directly to the stations in real-time, but also in regional capabilities that deliver different content and advertising spots to specific parts of the country. Through an integrated sales approach, the Radio Network sells traditional radio spots, but also offers a digital on-line component, on-air mentions, live talent reads, regional copy-splits, event sponsorships and other revenue-generating programs as part of an overall value that crosses a wide variety of programs.

Competition

We operate in a highly competitive industry. Our radio stations compete for audiences and advertising revenue directly with other radio stations as well as with other media, such as broadcast television, newspapers, magazines, cable television, satellite television, satellite radio, the Internet (and Internet radio), outdoor advertising and direct mail within their respective markets. Our radio stations also face increasing competition from new consumer products such as portable digital audio players, which create new ways for individuals to listen to music and other content of their own choosing without traditional commercial advertisements. The growth of Internet radio and the proposed merger of the two satellite radio companies, if approved, could result in increased competition. Our audience ratings and market shares are subject to change, and any adverse change in a particular market could have a material adverse effect on our revenue in that market and possibly adversely affect our revenue in other markets.

Radio stations compete for listeners primarily on the basis of program content that appeals to a particular demographic group. By building a strong listener base consisting of a specific demographic group in each of our markets, we are able to attract advertisers seeking to reach those listeners. From time to time, competitors may change their stations' formats or programming to compete directly with our stations for audiences and advertisers, or may engage in aggressive promotional campaigns or we may lose key on-air talent, which could result in lower ratings and advertising revenue or increased promotion and other expenses and, consequently, lower earnings and cash flow for us. Audience preferences as to format or programming in a particular market may also shift due to demographic or other reasons.

Factors that are material to a radio station's competitive position include management experience, retention of key on-air talent, the station's audience rank in its local market, transmitter power, assigned frequency, audience characteristics, local program acceptance and the number and characteristics of other radio stations in the market area. We attempt to improve our competitive position in each market by researching stations' programming, implementing advertising and promotional campaigns aimed at the demographic groups for which our stations program and managing our sales efforts to attract a larger share of advertising revenue. Historically, we have also competed with other radio station groups to purchase additional stations if available and when beneficial to our station cluster in a specific market.

Our Radio Network is among the three largest radio networks in the United States, competing with Westwood One and Premiere Radio Networks. These three competitors collectively hold a substantial majority of the network market, with smaller networks comprising the remainder. The Radio Network competes for the acquisition of key on-air talent and for listening audience by competing with other program providers for station and program affiliates. The Radio Network markets its programs to radio stations that have the largest and most desirable listening audience for each of its programs, including stations that compete with our Radio Markets, and often has multiple program affiliations with a number of stations in the same geographic market.

In marketing its programs to national advertisers, the Radio Network business directly competes with other radio networks, as well as independent radio syndication producers and distributors and large media and entertainment companies, some of which are diversified into the radio industry and have significant resources. As a result of consolidation in the radio industry, companies owning large groups of stations have the ability to accumulate advertising time from the stations in the various local markets they serve to create national advertising packages that can compete directly with network advertising.

Although the radio broadcasting industry is highly competitive, barriers to entry do exist with respect to the operation of terrestrial radio stations (which can be mitigated to some extent by, among other things, changing existing radio station formats and upgrading power). The operation of a terrestrial radio station requires a license or other authorization from the Federal Communications Commission ("FCC"), and the number of radio stations that can operate in a given market is limited by the availability of FM and AM radio frequencies allotted by the FCC to communities in that market. In addition, the FCC's multiple ownership rules have historically limited the number of stations that may be owned or controlled by a single entity in a given market. Changes in the FCC's multiple ownership rules resulting from the Telecommunications Act of 1996 created opportunities for us to acquire and consolidate radio stations in our markets. On June 2, 2003, the FCC concluded an omnibus rulemaking proceeding in which it examined all broadcast ownership rules, including the local radio ownership rule, the broadcast-newspaper ownership rule, the radio-television cross-ownership rule, the local television ownership rule, the national television ownership rule and the dual network rule. The revised rules were to become effective on September 4, 2003, but were stayed by the U.S. Court of Appeals for the Third Circuit (the "Third Circuit") on September 3, 2003 pending the outcome of appeals filed by several entities. On September 3, 2004, the Third Circuit issued an order granting in part a request filed by the FCC to partially lift the stay. The order permitted the revised local radio ownership rules adopted June 2, 2003 to go into effect. Pursuant to the remand order from the Third Circuit, the FCC commenced a new rulemaking proceeding to consider the issues raised by the Third Circuit. On December 18, 2007, the FCC adopted an order that modified only the newspaper/broadcast cross-ownership rule to permit cross-ownership of one newspaper and one television or radio station in the top twenty television markets under certain circumstances, and establishing a waiver procedure applicable to such combinations in smaller markets. The FCC declined to make changes to any other broadcast ownership rules. That decision is not yet effective and is subject to filings requesting administrative reconsideration and judicial appeal. At this time, it is impossible to predict whether the new rule will ultimately go into effect. For a summary of the FCC's ownership rule, see the "Federal Regulation of Radio Broadcasting" section below.

The revised local radio ownership rule significantly changed how the FCC reviews radio station transactions. Although the FCC made no change to the local radio ownership limits themselves (e.g., in a market with 45 or more radio stations, a company may own eight stations in a single market, but no more than five in the same service, AM or FM), the FCC changed how it defines and counts the number of stations in a "market." The rule change has the effect in some instances of both (i) decreasing the number of radio stations deemed to be in the market overall, thereby lowering the applicable ownership tier, and (ii) increasing the number of radio stations that we are deemed to own in the market. Under the revised rule, our station portfolio exceeded the applicable ownership limit in seven markets. As a result of the Merger, we were required to divest eleven stations in seven markets because the FCC deemed the Merger to be a "substantial change" in control (as defined under the FCC's rules and policies) of the Company. The eleven stations were assigned on June 12, 2007 to The Last Bastion Station Trust, LLC ("Last Bastion") as trustee under a divestiture trust that complies with FCC rules. We retain a beneficial interest in the stations until such stations are sold to third parties. We no longer retain a beneficial ownership in WCLZ(FM) in Portland, ME, since that station was sold on October 31, 2007. The revised rule also affects our ability to expand our ownership in certain markets.

The radio broadcasting industry is also subject to technological change, evolving industry standards, changing policies, and the emergence of new media technologies. Several new media technologies and evolving industry and policy changes are being developed or have emerged, including the following:

- audio programming by cable television systems, direct broadcast satellite systems, Internet content providers, new consumer products such as portable digital audio players, such as iPods and cellular phones, other personal communications systems, and other digital audio broadcast formats;
- satellite digital audio radio service, which is provided by two companies offering national satellite radio services, including numerous niche formats, with sound quality comparable to that of compact discs;
- HD Radio™ digital radio technology, which could improve the quality of existing AM and FM radio signals, including stations owned by us;
- low power FM radio, which has resulted in additional FM radio broadcast outlets that are designed to serve small, localized areas; and
- proposals to require radio broadcasters to pay a "performance tax" or copyright royalties to musicians and record labels for the performance of music played on the stations.

For a discussion of the risks to our business raised by competition and evolving technologies, see Item 1A. "Risk Factors" below.

Federal Regulation of Radio Broadcasting

Our ownership, operation, purchase and sale of radio stations is regulated by the FCC, which acts under authority derived from the Communications Act. The Radio Network business, as a producer and distributor of radio programs and information services, is generally not subject to regulation by the FCC. Among other things, the FCC:

- assigns frequency bands for broadcasting;
- determines the particular frequencies, locations, operating powers and other technical parameters of stations;
- issues, renews, revokes and modifies station licenses;
- determines whether to approve changes in ownership or control of station licenses;
- regulates equipment used by stations; and
- adopts and implements regulations and policies that directly or indirectly affect the ownership, operation and employment practices of stations.

The FCC has the power to impose penalties for violations of its rules or the Communications Act, including fines, the grant of abbreviated license renewal terms or, for particularly egregious violations, the denial of a license renewal application, the revocation of a license or the denial of FCC consent to acquire additional radio stations.

The following is a brief summary of some provisions of the Communications Act and of specific FCC regulations and policies. The summary is not a comprehensive listing of all of the regulations and policies affecting radio stations. For further information concerning the nature and extent of federal regulation of radio stations, you should refer to the Communications Act, FCC rules and FCC public notices and rulings.

License Grant and Renewal

Radio stations operate under renewable broadcasting licenses that are ordinarily granted by the FCC for maximum terms of eight years. Licenses are renewed through an application to the FCC. A station may continue to operate beyond the expiration date of its license if a timely filed license application is pending. Petitions to deny license renewals can be filed by interested parties, including members of the public. These petitions may raise various issues before the FCC. The FCC is required to hold hearings on renewal applications if the FCC is unable to determine that the renewal of a license would serve the public interest, convenience and necessity, or if a petition to deny raises a substantial and material question of fact as to whether the grant of the renewal application would be inconsistent with the public interest, convenience and necessity. If, as a result of an evidentiary hearing, the FCC determines that the licensee has failed to meet various requirements and that no mitigating factors justify the imposition of a lesser sanction, then the FCC may deny a license renewal application. Historically, FCC licenses generally have been renewed, and in the last renewal cycle, all of our licenses were renewed; however, we cannot assure you that all of our licenses will be renewed in future renewal cycles. The non-renewal, or renewal with substantial conditions or modifications, of one or more of our FCC radio station licenses could have a material adverse effect on our business, including our liquidity and capital resources.

The FCC classifies each AM and FM station. An AM station operates on either a clear channel, regional channel or local channel. A clear channel is one on which AM stations are assigned to serve wide areas. Clear channel AM stations are classified as either:

- Class A stations, which operate on an unlimited time basis and are designed to render primary and secondary service over an extended area;
- Class B stations, which operate on an unlimited time basis and are designed to render service only over a primary service area; or
- Class D stations, which operate either during daytime hours only, during limited times only or on an unlimited time basis with low nighttime power.

A regional channel is one on which Class B and Class D AM stations may operate and serve primarily a principal center of population and the rural areas contiguous to it. A local channel is one on which AM stations operate on an unlimited time basis and serve primarily a community and the suburban and rural areas immediately contiguous to it. Class C AM stations operate on a local channel and are designed to render service only over a primary service area that may be reduced as a consequence of interference.

The minimum and maximum facilities requirements for an FM station are determined by its class. Some FM class designations depend upon the geographic zone in which the transmitter of the FM station is located. In general, commercial FM stations are classified as Class A, B1, C3, B, C2, C1, C0 and C, in order of increasing power and antenna height. Class C FM stations are subject to involuntary downgrades to Class C0 in various circumstances if they do not meet certain antenna height specifications. Several of our stations have been downgraded, and proceedings are pending at various times that could result in downgrades, but the downgrades have no effect on the stations' existing signals. We have several applications currently pending to upgrade the facilities of various of our stations.

The following table sets forth the metropolitan market served (the city of license may differ), call letters, FCC license classification, antenna height, frequency, power and FCC license expiration date of each of the stations that we own as of December 31, 2007. Several wholly-owned subsidiaries hold our licenses. Pursuant to FCC rules and regulations, many AM radio stations are licensed to operate at a reduced power during the nighttime broadcasting hours, which results in reducing the radio station's coverage during the nighttime hours of operation. Both power ratings are shown if different. For FM stations, the maximum effective radiated power ("ERP") in the main lobe is given. The market assignments on this table reflect our regional station groups for accounting and operational purposes and do not necessarily reflect assignment of a station to the relevant market as defined by Arbitron.

Market	Station	FCC Class	HAAT in meters (1)	(ERP) in kilowatts (day/night)	Frequency	Expiration date of license
Albuquerque, NM (3)	KKOB(AM)	B	N/A	50	770 kHz	10/1/2013
	KKOB-FM	C	1265	20	93.3 MHz	10/1/2013
	KMGA(FM)	C	1259	19.5	99.5 MHz	10/1/2013
	KNML(AM)	B	N/A	5	610 kHz	10/1/2013
	KRST(FM)	C	1268	22	92.3 MHz	10/1/2013
	KTBL(AM)	B	N/A	1	1050 kHz	10/1/2013
	KDRF(FM)	C	1293	20	103.3 MHz	10/1/2013
Allentown/Bethlehem, PA	WCTO(FM)	B	152	50	96.1 MHz	8/1/2014
	WLEV(FM)	B	327	11	100.7 MHz	8/1/2014
Atlanta, GA	WKHX-FM	C0	329	100	101.5 MHz	4/1/2012
	WYAY(FM)	C	505	77	106.7 MHz	4/1/2012
Augusta/Waterville, ME	WEBB(FM)	C1	93	61	98.5 MHz	4/1/2014
	WJZN(AM)	C	N/A	1	1400 kHz	4/1/2014
	WMME-FM	B	152	50	92.3 MHz	4/1/2014
	WTVL(AM)	C	N/A	1	1490 kHz	4/1/2014
Baton Rouge, LA	KQXL-FM	C2	148	50	106.5 MHz	6/1/2012
	WCDV(FM)	C	306	100	103.3 MHz	6/1/2012
	WEMX(FM)	C1	299	100	94.1 MHz	6/1/2012
	WIBR(AM)	B	N/A	5.0/1.0	1300 kHz	6/1/2012
	WXOK(AM)	B	N/A	5.0/1.0	1460 kHz	6/1/2012
Binghamton, NY	WAAL(FM)	B	291	8.7	99.1 MHz	6/1/2014
	WHWK(FM)	B	395	6.7	98.1 MHz	6/1/2014
	WNBF(AM)	B	N/A	9.3/5.0	1290 kHz	6/1/2014
	WWYL(FM)	A	254	0.93	104.1 MHz	6/1/2014
	WYOS(AM)	B	N/A	5/0.5	1360 kHz	6/1/2014
Birmingham, AL	WAPI(AM)	B	N/A	50.0/5.0	1070 kHz	4/1/2012
	WSPZ(AM)	B	N/A	50.0/0.50	690 kHz	4/1/2012
	WJOX(FM)	C1	278	85	100.5 MHz	4/1/2012
	WUHT(FM)	C1	410	42	107.7 MHz	4/1/2012
	WYSF(FM)	C0	309	100	94.5 MHz	4/1/2012
	WZRR(FM)	C0	309	100	99.5 MHz	4/1/2012
Boise, ID	KBOI(AM)	B	N/A	50	670 kHz	10/1/2013
	KIZN(FM)	C	828	48	92.3 MHz	10/1/2013
	KKGL(FM)	C	828	48	96.9 MHz	10/1/2013
	KQFC(FM)	C	828	48	97.9 MHz	10/1/2013
	KZMG(FM)	C	828	48	93.1 MHz	10/1/2013
	KTIK(AM)	B	N/A	5.0/0.60	1350 kHz	10/1/2013
Buffalo, NY	WEDG(FM)	B	106	49	103.3 MHz	6/1/2014
	WGRF(FM)	B	217	24	96.9 MHz	6/1/2014
	WHLD(AM)	B	N/A	5.0/1.0	1270 kHz	6/1/2014
	WHTT-FM	B	118	50	104.1 MHz	6/1/2014
	WBBF(AM)	D	N/A	1	1120 kHz	6/1/2014

Market	Station	FCC Class	HAAT in meters (1)	(ERP) in kilowatts (day/night)	Frequency	Expiration date of license
Charleston, SC (3)	WSSX-FM	C0	305	100	95.1 MHz	12/1/2011
	WIWF(FM)	C	539	99	96.9 MHz	12/1/2011
	WTMA(AM)	B	N/A	5.0/1.0	1250 kHz	12/1/2011
	WWWZ(FM)	C2	150	50	93.3 MHz	12/1/2011
Chattanooga, TN	WGOW(AM)	B	N/A	5.0/1.0	1150 kHz	8/1/2012
	WGOW-FM	A	87	6	102.3 MHz	8/1/2012
	WOGT(FM)	C3	100	25	107.9 MHz	8/1/2012
	WSKZ(FM)	C	329	100	106.5 MHz	8/1/2012
Chicago, IL	WLS(AM)	A	N/A	50.0	890 kHz	12/1/2012
	WZZN(FM)	B	468	4.4	94.7 MHz	12/1/2012
Colorado Springs, CO	KKFM(FM)	C	698	71	98.1 MHz	4/1/2013
	KKMG(FM)	C	695	57	98.9 MHz	4/1/2013
	KKPK(FM)	C	670	60	92.9 MHz	4/1/2013
	KKML(AM)	B	N/A	5.0/1.0	1300 kHz	4/1/2013
	KVOR(AM)	B	N/A	3.3/1.5	740 kHz	4/1/2013
	KATC-FM	C	695	58	95.1 MHz	4/1/2013
Columbia, SC	WISW(AM)	B	N/A	5.0/2.5	1320 kHz	12/1/2011
	WLXC(FM)	A	99	6	98.5 MHz	12/1/2011
	WNKT(FM)	C2	298	40	107.5 MHz	12/1/2011
	WOMG(FM)	A	94	6	103.1 MHz	12/1/2011
	WTCB(FM)	C1	240	100	106.7 MHz	12/1/2011
Dallas-Fort Worth, TX	WBAP(AM)	A	N/A	50.0	820 kHz	8/1/2013
	KTYS(FM)	C	621	93	96.7 MHz	8/1/2013
	KSCS(FM)	C	491	100	96.3 MHz	8/1/2013
Des Moines, IA	KBGG(AM)	B	N/A	10.0/1.0	1700 kHz	2/1/2013
	KHKI(FM)	C1	143	105	97.3 MHz	2/1/2013
	KGGO(FM)	C	325	100	94.9 MHz	2/1/2013
	KJJY(FM)	C2	165	41	92.5 MHz	2/1/2013
	KWQW(FM)	C2	165	41	98.3 MHz	2/1/2013
Detroit, MI	WJR(AM)	A	N/A	50.0	760 kHz	10/1/2012
	WDVD(FM)	B	240	20	96.3 MHz	10/1/2012
	WDRQ(FM)	B	204	26.5	93.1 MHz	10/1/2012
Erie, PA	WXKC(FM)	B	150	50	99.9 MHz	8/1/2014
	WXTA(FM)	B1	154	10	97.9 MHz	8/1/2014
	WRIE(AM)	B	N/A	5	1260 kHz	8/1/2014
	WQHZ(FM)	A	187	1.7	102.3 MHz	8/1/2014
Flint, MI	WFBE(FM)	B	74	50	95.1 MHz	10/1/2012
	WTRX(AM)	B	N/A	5.0/1.0	1330 kHz	10/1/2012
Grand Rapids, MI	WBBL(AM)	C	N/A	1	1340 kHz	10/1/2012
	WTNR(FM)	B	152	50	94.5 MHz	10/1/2012
	WLAV-FM	B	149	50	96.9 MHz	10/1/2012
	WKLQ(FM)	B	150	50	107.3 MHz	10/1/2012
	WHTS(FM)	B	242	20	105.3 MHz	10/1/2012
Harrisburg/Carlisle/York, PA	WMHX(FM)	B	283	14	106.7 MHz	8/1/2014
	WQXA-FM	B	215	25	105.7 MHz	8/1/2014
	WCAT-FM	A	100	3	102.3 MHz	8/1/2014
Johnson City/Kingsport/Bristol, TN	WXSM(AM)	B	N/A	10.0/0.81	640 kHz	8/1/2012
	WJCW(AM)	B	N/A	5.0/1.0	910 kHz	8/1/2012
	WGOC(AM)	B	N/A	5.0/0.50	1320 kHz	8/1/2012

Market	Station	FCC Class	HAAT in meters (1)	(ERP) in kilowatts (day/night)	Frequency	Expiration date of license
	WKOS(FM)	A	150	2.75	104.9 MHz	8/1/2012
	WQUT(FM)	C	457	99	101.5 MHz	8/1/2012
Knoxville, TN	WIVK-FM	C	626	91	107.7 MHz	8/1/2012
	WNML(AM)	B	N/A	10	990 kHz	8/1/2012
	WNML-FM	A	100	6	99.1 MHz	8/1/2012
	WOKI(FM)	C3	174	8	98.7 MHz	8/1/2012
	WNRX(FM)	A	199	0.94	99.3 MHz	8/1/2012
Kokomo, IN	WWKI(FM)	B	143	50	100.5 MHz	8/1/2012
Lafayette, LA (3)	KNEK(AM)	D	N/A	0.25	1190 kHz	6/1/2012
	KRRQ(FM)	C2	135	50	95.5 MHz	6/1/2012
	KSMB(FM)	C	329	100	94.5 MHz	6/1/2012
	KXKC(FM)	C0	300	100	99.1 MHz	6/1/2012
	KRDJ(FM)	C1	296	100	93.7 MHz	6/1/2012
Lancaster, PA	WIOV-FM	B	214	25	105.1 MHz	8/1/2014
	WIOV(AM)	C	N/A	1	1240 kHz	8/1/2014
Lansing/East Lansing, MI	WFMK(FM)	B	183	28	99.1 MHz	10/1/2012
	WITL-FM	B	196	26.5	100.7 MHz	10/1/2012
	WJIM(AM)	C	N/A	0.89	1240 kHz	10/1/2012
	WJIM-FM	B	156	45	97.5 MHz	10/1/2012
	WMMQ(FM)	B	150	50	94.9 MHz	10/1/2012
	WVFN(AM)	D	N/A	0.50/0.05	730 kHz	10/1/2012
Little Rock, AR (3)	KAAY(AM)	A	N/A	50	1090 kHz	6/1/2012
	KARN(AM)	B	N/A	5	920 kHz	6/1/2012
	KIPR(FM)	C1	286	100	92.3 MHz	6/1/2012
	KLAL(FM)	C1	226	100	107.7 MHz	6/1/2012
	KPZK(AM)	B	N/A	2.0/1.2	1250 kHz	6/1/2012
	KURB(FM)	C	392	99	98.5 MHz	6/1/2012
	KARN-FM	C2	150	50	102.9 MHz	6/1/2012
Los Angeles, CA	KABC(AM)	B	N/A	5.0	790 kHz	12/1/2013
	KLOS(FM)	B	954	63	95.5 MHz	12/1/2013
Memphis, TN	WRBO(FM)	C1	179	100	103.5 MHz	6/1/2012
	WGKX(FM)	C	302.6	100	105.9 MHz	8/1/2012
	WXMX(FM)	C1	265	100	98.1 MHz	8/1/2012
	WKIM(FM)	C1	187	100	98.9 MHz	8/1/2012
Minneapolis, MN (2)	KQRS-FM	C	315	100	92.5 MHz	4/1/2013
	KXXR(FM)	C	315	100	93.7 MHz	4/1/2013
	WGVX(FM)	A	152	2.6	105.1 MHz	4/1/2013
	WGVY(FM)	C3	91	25	105.3 MHz	4/1/2013
	WGVZ(FM)	A	73	6	105.7 MHz	4/1/2013
Modesto, CA	KATM(FM)	B	152	50	103.3 MHz	12/1/2013
	KDJK(FM)	A	624	0.071	103.9 MHz	12/1/2013
	KESP(AM)	B	N/A	1	970 kHz	12/1/2013
	KHKK(FM)	B	152	50	104.1 MHz	12/1/2013
	KHOP(FM)	B	193	29.5	95.1 MHz	12/1/2013
	KWNN(FM)	A	119	2	98.3 MHz	12/1/2013
Muncie/Marion, IN	WMDH(AM)	B	N/A	0.25	1550 kHz	8/1/2012
	WMDH-FM	B	152	50	102.5 MHz	8/1/2012
Muskegon, MI	WLCS(FM)	A	139	1.6	98.3 MHz	10/1/2012
	WODJ(AM)	C	N/A	1	1490 kHz	10/1/2012

Market	Station	FCC Class	HAAT in meters (1)	(ERP) in kilowatts (day/night)	Frequency	Expiration date of license
	WVIB(FM)	A	144	2.9	100.1 MHz	10/1/2012
	WLAW(FM)	A	165	2.25	92.5 MHz	10/1/2012
	WEFG-FM	A	130	1.7	97.5 MHz	10/1/2012
Nashville, TN	WGFX(FM)	C1	368	58	104.5 MHz	8/1/2012
	WKDF(FM)	C0	376	100	103.3 MHz	8/1/2012
New Bedford, MA	WBSM(AM)	B	N/A	5.0/1.0	1420 kHz	4/1/2014
	WFHN(FM)	A	105	5.4	107.1 MHz	4/1/2014
New London, CT	WQGN-FM	A	84	3	105.5 MHz	4/1/2014
	WSUB(AM)	D	N/A	1.0/0.072	980 kHz	4/1/2014
	WXLM(FM)	A	100	3	102.3 MHz	4/1/2014
	WMOS(FM)	A	96	6	104.7 MHz	6/1/2014
New Orleans, LA	KMEZ(FM)	C3	184	4.7	102.9 MHz	6/1/2012
	KKND(FM)	C1	299	98	106.7 MHz	6/1/2012
	WDVW(FM)	C	593	100	92.3 MHz	6/1/2012
	WMTI(FM)	C2	201	28	106.1 MHz	6/1/2012
New York, NY	WABC(AM)	A	N/A	50	770 kHz	6/1/2014
	WPLJ(FM)	B	408	6.7	95.5 MHz	6/1/2014
Oklahoma City, OK (3)	KATT-FM	C	363	97	100.5 MHz	6/1/2013
	WWLS-FM	A	96	6	97.9 MHz	6/1/2013
	KYIS(FM)	C	335	100	98.9 MHz	6/1/2013
	WWLS(AM)	B	N/A	5.0/1.0	640 kHz	6/1/2013
	WKY(AM)	B	N/A	5.0	930 kHz	6/1/2013
Portland, ME (3)	WBLM(FM)	C	435	100	102.9 MHz	4/1/2014
	WCYY(FM)	B1	147	11.5	94.3 MHz	4/1/2014
	WHOM(FM)	C	1141	48	94.9 MHz	4/1/2014
	WJBQ(FM)	B	271	16	97.9 MHz	4/1/2014
Portsmouth/Dover/Rochester, NH	WOKQ(FM)	B	150	50	97.5 MHz	4/1/2014
	WPKQ(FM)	C	1181	21.5	103.7 MHz	4/1/2014
	WSAK(FM)	A	100	3	102.1 MHz	4/1/2014
	WSHK(FM)	A	113	2.2	105.3 MHz	4/1/2014
Presque Isle, ME	WBPW(FM)	C1	131	100	96.9 MHz	4/1/2014
	WOZI(FM)	C2	368	7.9	101.9 MHz	4/1/2014
	WQHR(FM)	C	390	95	96.1 MHz	4/1/2014
Providence, RI	WPRO(AM)	B	N/A	5	630 kHz	4/1/2014
	WPRO-FM	B	168	39	92.3 MHz	4/1/2014
	WSKO(AM)	B	N/A	5	790 kHz	4/1/2014
	WSKO-FM	A	163	2.3	99.7 MHz	4/1/2014
	WWLI(FM)	B	152	50	105.1 MHz	4/1/2014
	WWKX(FM)	A	158	1.15	106.3 MHz	4/1/2014
Reno, NV	KBUL-FM	C	699	72	98.1 MHz	10/1/2013
	KKOH(AM)	B	N/A	50	780 kHz	10/1/2013
	KNEV(FM)	C	695	60	95.5 MHz	10/1/2013
	KWYL(FM)	C	892	39	102.9 MHz	12/1/2013
Saginaw/Bay City, MI (3)	WHNN(FM)	C	311	100	96.1 MHz	10/1/2012
	WILZ(FM)	A	126	2.9	104.5 MHz	10/1/2012
	WIOG(FM)	B	244	86	102.5 MHz	10/1/2012
	WKQZ(FM)	C2	169	39	93.3 MHz	10/1/2012
Salt Lake City, UT	KKAT(AM)	D	N/A	10.0/0.196	860 kHz	10/1/2013
	KBEE(FM)	C	894	40	98.7 MHz	10/1/2013

Market	Station	FCC Class	HAAT in meters (1)	(ERP) in kilowatts (day/night)	Frequency	Expiration date of license
	KBER(FM)	C	1140	25	101.1 MHz	10/1/2013
	KENZ(FM)	C	1140	25	101.9 MHz	10/1/2013
	KKAT-FM	C	869	43	107.5 MHz	10/1/2013
	KFNZ(AM)	B	N/A	5	1320 kHz	10/1/2013
	KJQS(AM)	C	N/A	1	1230 kHz	10/1/2013
	KUBL-FM	C	1140	25	93.3 MHz	10/1/2013
San Francisco, CA	KGO(AM)	A	N/A	50.0	810 kHz	12/1/2013
	KSFO(AM)	B	N/A	5.0/5.0	560 kHz	12/1/2013
Springfield, MA	WMAS(AM)	C	N/A	1	1450 kHz	4/1/2014
	WMAS-FM	B	59	50	94.7 MHz	4/1/2014
Stockton, CA	KJOY(FM)	A	98	4	99.3 MHz	12/1/2013
	KWIN(FM)	A	91	6	97.7 MHz	12/1/2013
Syracuse, NY	WAQX-FM	B1	91	25	95.7 MHz	6/1/2014
	WLTI(FM)	A	61	4	105.9 MHz	6/1/2014
	WNSS(AM)	B	N/A	5	1260 kHz	6/1/2014
	WNTQ(FM)	B	201	97	93.1 MHz	6/1/2014
Tucson, AZ	KCUB(AM)	B	N/A	1	1290 kHz	10/1/2013
	KHYT(FM)	C	620	82	107.5 MHz	10/1/2013
	KIIM-FM	C	621	90	99.5 MHz	10/1/2013
	KSZR(FM)	A	93	6	97.5 MHz	10/1/2013
	KTUC(AM)	C	N/A	1	1400 kHz	10/1/2013
Tuscaloosa, AL	WBEI(FM)	C2	221	22.5	101.7 MHz	4/1/2012
	WDGM(FM)	C3	190	3.2	99.1 MHz	4/1/2012
	WFFN(FM)	C2	256	17.5	95.3 MHz	4/1/2012
	WTSK(AM)	D	N/A	5.0/0.036	790 kHz	4/1/2012
	WTUG-FM	C1	299	100	92.9 MHz	4/1/2012
Wilkes-Barre/Scranton, PA	WARM(AM)	B	N/A	5	590 kHz	8/1/2014
	WBHT(FM)	A	336	0.5	97.1 MHz	8/1/2014
	WBSX(FM)	B	407	6.3	97.9 MHz	8/1/2014
	WSJR(FM)	A	207	1.45	93.7 MHz	8/1/2014
	WBHD(FM)	A	308	0.6	95.7 MHz	8/1/2014
	WMGS(FM)	B	422	5.3	92.9 MHz	8/1/2014
Washington, D.C	WMAL(AM)	B	N/A	10.0/5.0	630 kHz	10/1/2011
	WRQX(FM)	B	246	19.5	107.3 MHz	10/1/2011
	WJZW(FM)	B	198	28	105.9 MHz	10/1/2011
Worcester, MA	WORC-FM	A	125	1.87	98.9 MHz	4/1/2014
	WWFX(FM)	A	146	2.85	100.1 MHz	4/1/2014
	WXLO(FM)	B	172	37	104.5 MHz	4/1/2014

(1) Antenna height above average terrain, commonly referred to as "HAAT," represents an average of the terrain elevations within 16 km (10 miles) of the transmitter site and is used to calculate signal coverage.

(2) WGVX, WGVY and WGVZ are operated as a single station.

(3) The FCC deemed that the Merger resulted in a substantial change in control (as defined under the FCC's rules and policies), and we were required to divest eleven stations that exceeded the applicable ownership limits under the FCC's rules. The following stations were assigned on June 12, 2007 to Last Bastion as trustee under a divestiture trust that complies with FCC rules: WCLZ(FM) and WCYI(FM), Portland, ME; KNEK-FM, Lafayette, LA; WYLZ(FM), Saginaw/Bay City, MI; WMGL(FM), Charleston, SC; KVLO(FM), KPZK-FM and KARN-FM, Little Rock, AR; KBZU(FM), Albuquerque, NM; and KKWD(FM) and KINB(FM) Oklahoma City, OK. In July of 2007, KARN-FM, Little Rock, AR, was

subsequently taken out of Last Bastion and assigned back to the Company, and KOKY(FM), Little Rock, AR, was assigned from the Company to Last Bastion. In addition, applications are pending at the FCC to (i) take WMGL(FM), Charleston, SC, out of Last Bastion and assign it back to the Company, (ii) take KNEK-FM, Lafayette, LA, out of Last Bastion and assign it back to the Company, and (iii) assign KRDJ(FM), Lafayette, LA, from the Company to Last Bastion. We retain a beneficial interest in the stations currently assigned to Last Bastion, except for WCLZ(FM), Portland, ME, which was sold on October 31, 2007. On February 12, 2008, Last Bastion entered into an asset purchase agreement for the sale of WCYI(FM) in Portland, ME.

Transfers or Assignments of Licenses

The Communications Act prohibits the assignment of a broadcast license or transfer of control of a broadcast licensee without the prior approval of the FCC. In determining whether to grant approval, the FCC considers a number of factors pertaining to the licensee (and proposed licensee), including:

- compliance with the various rules and policies limiting common ownership of media properties in a given market;
- the "character" of the licensee and those persons holding "attributable" interests in the licensee; and
- compliance with the Communications Act's limitations on alien ownership, as well as compliance with other FCC regulations and policies.

To obtain FCC consent to assign a broadcast license or transfer control of a broadcast licensee, appropriate applications must be filed with the FCC. If the application involves a substantial change in ownership or control (as defined under the FCC's rules and policies), the application must be placed on public notice for not less than 30 days, during which time interested parties, including listeners, advertisers, competitors, public interest groups and other members of the public may file petitions to deny or other objections against the application. These types of petitions are filed from time to time with respect to proposed acquisitions. Informal objections to assignment and transfer of control applications may be filed at any time up until the FCC acts on the application. Once the FCC staff grants an application, interested parties may seek reconsideration of that grant for 30 days. The FCC commissioners may reconsider the grant by the FCC staff on the FCC's own motion for 40 days. If the application does not involve a substantial change in ownership or control (as defined under the FCC's rules and policies), it is a "pro forma" application. The "pro forma" application is nevertheless subject to having informal objections filed against it. When passing on an assignment or transfer application, the FCC is prohibited from considering whether the public interest might be served by an assignment or transfer of the broadcast license to any party other than the assignee or transferee specified in the application.

Multiple Ownership Rules

On June 2, 2003, the FCC adopted new multiple ownership rules following a comprehensive review of its ownership regulations. The ownership rules adopted in 2003 included: (i) new cross-media limits that in certain markets eliminated the newspaper-broadcast cross-ownership ban and altered the television-radio cross-ownership limitations; and (ii) regulations that revised the manner in which the radio numeric ownership limitations were to be applied, substituting where available geographic markets as determined by Arbitron in place of the former standard which was based on certain overlapping signal contours. The FCC's decision was appealed to the Third Circuit, which stayed the effective date for the new rules. In June 2004, the Third Circuit affirmed the FCC's decision to use Arbitron radio market definitions, where available, in the application of the ownership limitations, but remanded the case to the FCC for further consideration of, among other matters, the numerical limits imposed on the number of AM or FM stations a single party could own in such markets. On September 3, 2004, the Third Circuit granted the FCC's request for a partial lifting of the stay of the 2003 radio ownership rules and allowed four aspects of the new rules to take effect: (a) the use of Arbitron markets to define local radio markets where available; (b) the inclusion of non-commercial radio stations in determining the number of stations in the market; (c) the attribution of joint sales agreements with in-market stations; and (d) the limitations on the transfers of non-compliant ownership clusters. Pursuant to the remand order from the Third Circuit, the FCC commenced a new rulemaking proceeding to consider the issues raised by the Third Circuit. On December 18, 2007, the FCC adopted an order that modified only the newspaper/broadcast cross-ownership rule to permit cross-ownership of one newspaper and one television or radio station in the top twenty television markets under certain circumstances, and establishing a waiver procedure applicable to such combinations in smaller markets. The FCC declined to make changes to any other broadcast ownership rules. That decision is not yet effective and is subject to filings requesting administrative reconsideration and judicial appeal. At this time, it is impossible to predict whether the new rule will ultimately go into effect. The FCC's ownership rules are briefly summarized below.

The FCC's rules impose specific limits on the number of commercial radio stations an entity can own in a particular geographic area. These local radio ownership rules preclude us from acquiring certain stations that we might otherwise seek to acquire. The rules also effectively prevent us from selling stations in an area to a buyer that has reached its ownership limit in the market unless the buyer divests other stations. The local radio ownership rules are as follows:

- in markets with 45 or more radio stations, ownership is limited to eight commercial stations, no more than five of which can be either AM or FM;
- in markets with 30 to 44 radio stations, ownership is limited to seven commercial stations, no more than four of which can be either AM or FM;
- in markets with 15 to 29 radio stations, ownership is limited to six commercial stations, no more than four of which can be either AM or FM; and
- in markets with 14 or fewer radio stations, ownership is limited to five commercial stations or no more than 50% of the market's total, whichever is lower, and no more than three of which can be either AM or FM.

For radio stations located outside of an Arbitron Metro, the FCC will continue to use its previous signal contour-based methodology, with two modifications. In June 2003, the FCC also initiated as part of its biennial review of the media ownership rules a new rulemaking proceeding to develop a new method of defining markets located outside of Arbitron Metros. This rulemaking proceeding remains pending. We own a few radio stations in unrated markets. We do not believe that the FCC's rule changes as they apply to unrated markets will have any material effect on our business plan.

The FCC's rule changes as they apply to radio stations in Arbitron Metros have several potential adverse effects. In some markets, the revised rules have the effect of both (i) decreasing the number of radio stations deemed to be in the market overall, thereby lowering the applicable ownership tier, and (ii) increasing the number of radio stations that we are deemed to own in the market. For example, the number of overall stations in some of our markets was reduced from 45 or more to fewer than 45, thereby reducing the applicable ownership limit from eight radio stations, no more than five of which may be AM or FM, to seven radio stations, no more than four of which may be AM or FM. In addition, in several markets we are deemed to own or control more radio stations than we were deemed to own or control under the old rules.

As a result of the Merger, we were required to divest eleven stations in seven markets to comply with the revised rule because the FCC deemed the Merger to be a substantial change in control (as defined under the FCC's rules and policies) of the Company. The stations were assigned on June 12, 2007 to Last Bastion, as trustee under a divestiture trust that complies with FCC rules. We retain a beneficial interest in the stations until such stations are sold to third parties. We no longer retain a beneficial ownership in WCLZ(FM) in Portland, ME, since that station was sold on October 31, 2007.

The FCC's newspaper-broadcast cross-ownership rules impose limitations on the circumstances under which the same party may own a broadcast station and a daily newspaper in the same geographic market, as described above. The FCC radio-television cross-ownership rules limit the number of radio.stations that a local owner of television stations may hold. We own no television stations or daily newspapers, but, to the extent these limitations continue to be enforced, these cross-media rules may limit the prospective buyers in the market of any stations we may wish to sell. The ownership rules also effectively prevent us from selling stations in a market to a buyer that has reached its ownership limit in the market.

At this time, it is uncertain whether any new rules or potential congressional proposals will become law or what effect such legislation will have on us and our ability to acquire additional stations. A requirement that companies divest stations to come into compliance with the Arbitron-based geographic market approach for defining local radio markets would not materially affect us because we are already fully-compliant due to divestitures made in connection with the Merger. Such a requirement, however, may have the effect of leveling the competitive playing field in markets where existing competitors own radio stations in excess of the revised limits, which may create acquisition opportunities for us in other markets.

Ownership Attribution Rules

The FCC's multiple ownership rules apply to "attributable" interests in broadcast stations or daily newspapers held by an individual, corporation, partnership or other association. In the case of corporations directly or indirectly controlling broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the corporation's voting stock are generally attributable. Some passive investors are attributable only if they hold 20% or more of the corporation's voting stock. However, all minority shareholder interests (other than interests subject to the debt/equity plus rule discussed in the next paragraph) are exempt from attribution if a single shareholder controls a majority of the voting shares in the corporation. Although the FCC had previously revoked the single majority shareholder exemption, on December 3, 2001, following a court decision that found the FCC's elimination of the exemption in the context of the FCC's cable ownership attribution rules to be arbitrary and capricious, the FCC suspended enforcement of the elimination of the exemption pending the outcome of a rulemaking to reconsider this matter.

Notwithstanding the presence of a single majority shareholder, the FCC will attribute the interests of various creditors or investors in a corporation under the so-called "debt/equity plus" rule. Under this rule, a major programming supplier or a same-market owner will be treated as an attributable owner of a station if the supplier or owner holds debt or equity, or both, in the station that is greater than 33% of the value of the station's total debt plus equity. A major programming supplier includes any programming supplier that provides more than 15% of the station's weekly programming hours. A same-market owner includes any attributable owner of a media company, including broadcast stations, cable television, and newspapers, located in the same market as the station, but only if the owner is attributable under an FCC attribution rule other than the debt/equity plus rule. Under the FCC's debt/equity plus rule, the Company has an attributable interest in KHTB(FM), Facility ID. No. 6545, Provo, UT, which is licensed to 3 Point Media-Salt Lake City, LLC ("3 Point"), as the result of the default by 3 Point under a promissory note for which the Company was a guarantor.

The attribution rules could limit the number of radio stations we may acquire or own in any market and may also limit the ability of various potential buyers of stations owned by us from being able to purchase some or all of the stations they might otherwise wish to purchase from us. To address the possibility that attributable interests held by minority shareholders could limit our ability to acquire stations, our certificate of incorporation provides that our capital stock is subject to redemption by action of our board of directors to the extent necessary to bring us into compliance with the FCC's ownership rules.

Alien Ownership Rules

The Communications Act prohibits the issuance or holding of broadcast licenses by aliens, including any corporation if more than 20% of its capital stock is collectively owned or voted by aliens. In addition, the FCC may prohibit any corporation from holding a broadcast license if the corporation is directly or indirectly controlled by any other corporation of which more than 25% of the capital stock is owned of record or voted by aliens, if the FCC finds that the prohibition is in the public interest. The FCC has interpreted this provision of the Communications Act to require an affirmative public interest finding before a broadcast license may be granted to or held by any such corporation, and the FCC has made such affirmative findings only in limited circumstances. These restrictions apply in similar fashion to other forms of businesses and organizations, including partnerships and limited liability companies. Our certificate of incorporation provides that our capital stock is subject to redemption by action of our board of directors to the extent necessary to bring us into compliance with the Communications Act or FCC regulations to prevent the loss of any of our FCC licenses.

Time Brokerage

Over the years, a number of radio stations have entered into what have commonly been referred to as time brokerage agreements or local marketing agreements. While these agreements may take varying forms, under a typical time brokerage agreement, separately owned and licensed radio stations agree to enter into cooperative arrangements of varying sorts, subject to compliance with the requirements of antitrust laws and with the FCC's rules and policies. Under these arrangements, separately owned stations could agree to function cooperatively in programming, advertising sales and similar matters, subject to the requirement that the licensee of each station maintain independent control over the programming and operations of its own station. One typical type of time brokerage agreement is a programming agreement between two separately owned radio stations serving a common service area, whereby the licensee of one station provides substantial portions of the broadcast programming for airing on the other licensee's station, subject to ultimate editorial and other controls being exercised by the latter licensee, and sells advertising time during those program segments.

The FCC's rules provide that a radio station that brokers more than 15% of its weekly broadcast time on another station serving the same market will be considered to have an attributable ownership interest in the brokered station for purposes of the FCC's multiple ownership rules. As a result, in a market where we own a radio station, we would not be permitted to enter into a time brokerage agreement with another local radio station in the same market that we could not own under the local ownership rules, unless our programming on the brokered station constituted 15% or less of the other local station's programming time on a weekly basis. FCC rules also prohibit a radio station from duplicating more than 25% of its programming on another station in the same broadcast service (i.e., AM-AM or FM-FM) directly or through a time brokerage agreement where the brokered and brokering stations that it owns or programs serve substantially the same area.

The FCC's revised ownership rules extend ownership attribution to certain joint sales agreements as well. See "Multiple Ownership Rules." Under a joint sales agreement, one radio station sells the commercial time on a separately owned and licensed radio station, but does not provide programming as under a time brokerage or local marketing agreement. A radio station that sells more than 15% of the advertising time of another radio station in the same market will be considered to have an attributable ownership interest in the other station for purposes of the FCC's multiple ownership rules. In its September 3, 2004 Order, the Third Circuit lifted the stay on this new requirement making such joint sales agreements attributable. As a result, we will no longer be able to enter into a joint sales agreement providing for the sale of more than 15% of the advertising time of another radio station that we could not otherwise own.

Programming and Operation

The Communications Act requires broadcasters to serve the public interest. Since 1981, the FCC has gradually relaxed or eliminated many of the more formalized procedures it developed to promote the broadcast of types of programming that are responsive to the needs of a station's community of license. However, licensees continue to be required to present programming that is responsive to community problems, needs and interests and to maintain records demonstrating responsiveness. Complaints from listeners concerning a station's programming will be considered by the FCC when it evaluates the licensee's renewal application, although listener complaints may be filed and considered at any time and must be maintained in the station's public file.

Stations also must pay regulatory and application fees and follow various FCC rules that regulate, among other things, political advertising, the broadcast of obscene or indecent programming, the advertisement of casinos and lotteries, sponsorship identification and technical operations, including limits on radio frequency radiation.

The FCC's equal employment opportunity ("EEO") rules are outreach and recruitment focused and require that broadcasters: (1) widely disseminate information for each full-time job vacancy, except for vacancies filled in exigent circumstances; (2) provide notification to community and recruitment organizations that have requested information on all or selected job vacancies; and (3) participate in "longer-term" recruitment initiatives, such as job fairs, internships, scholarships and EEO/anti-discrimination training programs. Broadcasters remain subject to the FCC's anti-discrimination policy, but the use of minority or women-targeted recruitment sources is no longer mandated. The EEO rules also require a broadcaster to keep extensive internal records regarding its recruitment efforts including information regarding its recruitment sources and interviewees, notification to requesting community groups and specifics regarding participation in the longer-term initiatives.

Broadcasters must also prepare and place in the public inspection file (and on their website if they maintain one) an annual EEO public file report that details recruitment efforts and interviewee totals, the referral sources used for each vacancy, the community groups notified, and specifics regarding participation in longer-term recruitment initiatives. Broadcasters are subject to an FCC mid-term review in the fourth year of the license term and an FCC review as part of the license renewal application, both requiring the submission of the annual EEO public file report for the preceding two years with a statement certifying that the broadcaster's reports are accurate. The FCC is expected to address the annual workforce employment information and filing requirements in a separate report and order. The FCC has obtained public comment on its review of possible recruitment requirements for part-time vacancies but has yet to adopt rules in this area.

The FCC has issued a decision holding that a broadcast station may not deny a candidate for federal political office a request for broadcast advertising time solely on the grounds that the amount of time requested is not the standard length of time which the station offers to its commercial advertisers. The effect this FCC decision will have on our programming and commercial advertising is uncertain at this time.

The FCC has rules requiring that when money, goods, services or other valuable consideration has been paid or promised to a station or any employee for the broadcast of programming, appropriate sponsorship identification announcement(s) must be given. The FCC initiated an inquiry on April 19, 2006 regarding sponsorship identification practices at the Company. The FCC released a consent decree resolving the matter on April 13, 2007, which included a voluntary contribution by the Company to the U.S. Treasury of $2.0 million which we paid on July 11, 2007. Periodically, we may be required to obtain special temporary authority ("STA") from the FCC to operate one or more of our stations in a manner different from the licensed parameters so that we can complete scheduled construction or maintenance or so that we may repair damaged or broken equipment without interrupting service. We are currently operating some stations under STAs in the ordinary course of business.

In the ordinary course of business, we have received complaints or the FCC has initiated inquiries about whether we have broadcast indecent programming or violated technical requirements.

Indecency Regulation

The FCC's rules prohibit the broadcast of obscene material at any time and indecent material between the hours of 6 a.m. and 10 p.m. Broadcasters risk violating the prohibition on the broadcast of indecent material because of the vagueness of the FCC's definition of indecent material, coupled with the spontaneity of live programming. The FCC in the last few years has stepped up its enforcement activities as they apply to indecency and has threatened to initiate license revocation or license renewal proceedings against broadcast licensees for a category of undefined "serious" indecency violations. The FCC has also expanded the breadth of indecency regulation to include material that could be considered "blasphemy," "personally reviling epithets," "profanity" and vulgar or coarse words amounting to a nuisance. The FCC has found that the broadcast of fleeting and isolated expletives was indecent. In June 2007, however, the U.S. Court of Appeals for the Second Circuit (the "Second Circuit") vacated the FCC's "fleeting expletive" policy on the ground that the FCC failed to articulate a reasoned basis for a change in its longstanding approach in this area. The Second Circuit remanded the case to the FCC for further proceedings consistent with the Second Circuit's opinion, and the FCC has filed a petition for *certiorari* with the U.S. Supreme Court on this matter. In addition, Congress currently has under consideration legislation that addresses the FCC's enforcement of its rules concerning the broadcast of obscene, indecent and profane material, including a law that would make future "fleeting expletives" indecent under the FCC's jurisdiction. The FCC has also begun imposing separate fines for each allegedly indecent "utterance," in contrast with its previous policy, which generally considered all indecent words or phrases within a given program as constituting a single violation. In a separate matter, a new law increased the maximum forfeiture for a single indecency violation to $325,000, with a maximum forfeiture exposure of $3,000,000 for any continuing violation arising from a single act or failure to act, which became effective on July 20, 2007. As a result, we could face increased costs in the form of fines and greater risk that we could lose one or more broadcasting licenses. In the ordinary course of business, we have received complaints or the FCC has initiated inquiries about whether a limited number of our radio stations have broadcast indecent programming. We also have a few outstanding indecency proceedings against our stations. The pendency of these proceedings, as well as the FCC's more vigorous enforcement of its indecency rules, may encourage third parties to challenge our license renewal or assignment applications.

Proposed and Recent Changes

Congress, the FCC or other federal agencies may in the future consider and adopt new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation, ownership and profitability of our radio stations, result in the loss of audience share and advertising revenue for our radio stations, and affect our ability to acquire additional radio stations or finance acquisitions. These matters include:

- changes in the FCC's ownership rules and policies, including changes to the local radio ownership rules and the limitations on the cross-ownership of radio and other media (see "Multiple Ownership Rules");
- proposals to increase regulatory fees or to impose spectrum use or other fees on FCC licensees;
- technical and frequency allocation matters and changes to broadcast technical requirements;
- proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages;
- proposals to restrict or prohibit the advertising of on-line casinos or on-line sports-betting services;
- proposals to limit the tax deductibility of advertising expenses by advertisers;
- restatement in revised form of the FCC's EEO rules and revision to rules relating to political broadcasting;
- proposals to regulate or prohibit payments to stations by independent record promoters, record labels and others for the inclusion of specific content in broadcast programming;
- proposals to impose sales tax on advertising expenses;
- proposals to shorten the term of broadcasting licenses from eight to three years; and
- proposals to require radio broadcasters to pay royalties to musicians and record labels for the performance of music played on the stations.

The FCC selected HD Radio™ technology as the exclusive standard for digital services for terrestrial AM and FM broadcasters. The FCC has authorized the commencement of "hybrid" transmissions—simultaneous transmissions in both analog and digital—using HD Radio™ systems for AM and FM stations. Digital audio broadcasting's advantages over traditional analog broadcasting technology include improved sound quality and the ability to offer a greater variety of auxiliary services. HD Radio™ technology permits radio stations to transmit radio programming in both analog and digital formats, and in digital-only formats, using the bandwidth the radio station is currently licensed to use. We have converted 65 of our radio stations to digital broadcasting technology and are likely to convert all of our radio stations over the next several years. In addition to using the HD Radio™ technology, we are a founding member of the HD Digital Radio Alliance Association, which was formed to promote and develop HD Radio™ and its digital multicast operations.

In January 2000, the FCC created a new low power FM radio service. The new low power stations operate at a maximum power of between 10 and 100 watts in the existing FM commercial and non-commercial band. Low power stations may be used by governmental and non-profit organizations to provide non-commercial educational programming or public safety and transportation radio services. No existing broadcaster or other media entity is permitted to have an ownership interest or enter into any program or operating agreement with any low power FM station. During the first two years of the new service, applicants must be based in the area they propose to serve. Applicants are not permitted to own more than one station nationwide during the initial two-year period. After the initial two-year period, entities are allowed to own up to five stations nationwide, and after three years, the limit will be raised to ten stations nationwide. A single person or entity may not own two low power stations whose transmitters are less than seven miles from each other. The authorizations for the new stations are not transferable. In April 2001, the FCC adopted a third channel interference protection standard that prohibited any applicant from obtaining a low power FM station who has previously operated a station without a license.

At this time it is difficult to assess the competitive impact of these new stations. Although the new low power stations must comply with certain technical requirements aimed at protecting existing FM radio stations from interference, we cannot be certain of the level of interference that low power stations will cause after they begin operating. Moreover, if low power FM stations are licensed in the markets in which we operate, the low power stations may compete with us for listeners. The low power stations may also limit our ability to obtain new licenses or to modify our existing facilities, or cause interference to areas of existing service that are not protected by the FCC's rules, any of which may have a material adverse effect on our business.

We cannot predict what other matters might be considered in the future by the FCC or Congress, nor can we judge in advance what impact, if any, the implementation of any of these proposals or changes might have on our business.

Federal Antitrust Considerations

The Federal Trade Commission ("FTC") and the Department of Justice ("DOJ"), which evaluate transactions to determine whether those transactions should be challenged under the federal antitrust laws, have been increasingly active recently in their review of radio station acquisitions, particularly where an operator proposes to acquire additional stations in its existing markets.

For an acquisition meeting certain size thresholds, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Hart-Scott-Rodino Act"), and the rules promulgated thereunder, require the parties to file Notification and Report Forms with the FTC and the DOJ and to observe specified waiting period requirements before consummating the acquisition. During the initial 30-day period after the filing, the agencies decide which of them will investigate the transaction. If the investigating agency determines that the transaction does not raise significant antitrust issues, then it will either terminate the waiting period or allow it to expire after the initial 30 days. On the other hand, if the agency determines that the transaction requires a more detailed investigation, then, at the conclusion of the initial 30-day period, it will issue a formal request for additional information. The issuance of a formal request extends the waiting period until the 20th calendar day after the date of substantial compliance by all parties to the acquisition. Thereafter, the waiting period may only be extended by court order or with the consent of the parties. In practice, complying with a formal request can take a significant amount of time. In addition, if the investigating agency raises substantive issues in connection with a proposed transaction, then the parties frequently engage in lengthy discussions or negotiations with the investigating agency concerning possible means of addressing those issues, including persuading the agency that the proposed acquisition would not violate the antitrust laws, restructuring the proposed acquisition, divestiture of other assets of one or more parties, or abandonment of the transaction. These discussions and negotiations can be time consuming, and the parties may agree to delay completion of the acquisition during their pendency.

At any time before or after the completion of a proposed acquisition, the FTC or the DOJ could take action under the antitrust laws as it considers necessary or desirable in the public interest, including seeking to enjoin the acquisition or seeking divestiture of the business or other assets acquired. Acquisitions that are not required to be reported under the Hart-Scott-Rodino Act may be investigated by the FTC or the DOJ under the antitrust laws before or after completion. In addition, private parties may, under certain circumstances, bring legal action to challenge an acquisition under the antitrust laws.

As part of its increased scrutiny of radio station acquisitions, the DOJ has stated publicly that it believes that commencement of operations under time brokerage agreements, local marketing agreements, joint sales agreements and other similar agreements customarily entered into in connection with radio station transfers prior to the expiration of the waiting period under the Hart-Scott-Rodino Act could violate the Hart-Scott-Rodino Act. In connection with acquisitions subject to the waiting period under the Hart-Scott-Rodino Act, so long as the DOJ policy on the issue remains unchanged, we would not expect to commence operation of any affected station to be acquired under a time brokerage agreement, local marketing agreement or similar agreement until the waiting period has expired or been terminated.

Environmental

As the owner, lessee, or operator of various real properties and facilities, we are subject to various federal, state, and local environmental laws and regulations. Historically, compliance with these laws and regulations has not had a material adverse effect on our business. There can be no assurance, however, that compliance with existing or new environmental laws and regulations will not require us to make significant expenditures of funds.

Seasonality

In the radio broadcasting industry, seasonal revenue fluctuations are common and are due primarily to variations in advertising expenditures by local and national advertisers. Typically, revenue is lowest in the first calendar quarter of the year and highest in the second and fourth calendar quarters of the year.

Employees

As of December 31, 2007, we had approximately 3,200 full-time employees and approximately 1,800 part-time employees, of which approximately 300 are covered by collective bargaining agreements. We consider our relations with our employees generally to be good.

We employ several on-air personalities in our businesses. We enter into employment agreements with certain on-air personalities in order to protect our interests in these employee relationships. We do not believe that the loss of any one of these on-air personalities would have a material adverse effect on our consolidated financial condition and results of operations. However, the loss of several key on-air personalities may have a material adverse effect on our business, and there can be no assurance that we will be able to retain such key on-air personalities.

Available Information

Our Internet address is *www.citadelbroadcasting.com*. You may obtain through our Internet website, free of charge, access to copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on

Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. These reports will be available as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission ("SEC"). You may read and copy any materials we filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC, 20549, or you may call 1-800-SEC-0330 for more information.

ITEM 1A. RISK FACTORS

The following factors (in addition to others) could have a material impact on our business:

Decreased spending by advertisers and changes in the United States economy could have a material adverse effect on the Company and its business

Since virtually all of our Radio Markets' net revenues are generated from the sale of local, regional and national advertising for broadcast on our radio stations, and the net revenue of our Radio Network is also dependent on national advertising, a recession or downturn in the United States economy could have an adverse effect on the Company as advertisers generally reduce their spending during economic downturns. A decline in the level of business activity of our advertisers could decrease our revenue and profit margins. In addition, because a substantial portion of our revenue is derived from local advertisers, our ability to generate advertising revenue in specific markets could be adversely affected by local or regional economic downturns.

We may lose audience share and advertising revenue to competing radio stations, radio networks or other types of media competitors

We operate in a highly competitive industry. Our Radio Markets and Radio Network compete for audiences, creative and performing talent, broadcast rights, market share and advertiser support with other radio stations and station groups, radio networks, and other syndicated programming and other media such as broadcast television, newspapers, magazines, cable television, satellite television, satellite radio, outdoor advertising, the Internet, hand-held programmable devices, such as iPods and cellular phones, and direct mail. Audience ratings, performance-based revenue arrangements and market shares are subject to change, and any adverse change in a particular geographic area could have a material and adverse effect on our ability to attract not only advertisers in that local region, but national advertisers as well. Any adverse change in a particular market or in the relative market positions of the stations located in a particular market, or any adverse change in listeners' preferences could have a material adverse effect on our revenue (since advertising sales are based on ratings for the programs in which advertisements air) or ratings, could require increased promotion or other expenses in that market, and could adversely affect our revenues in other markets. Other radio broadcasting companies may enter the markets in which we operate or may operate in the future or offer syndicated programming that competes with the Radio Network, and these companies may be larger and have more financial resources than us. In addition, from time to time, other stations may change their format or programming, a station may adopt a format to compete directly with us for audiences and advertisers, or stations or networks might engage in aggressive promotional campaigns. These tactics could result in lower ratings, lower market share, and lower advertising revenue or increased promotion and other expenses and, consequently, lower earnings and cash flow for us. Audience preferences as to format or programming may also shift due to demographic changes, personnel or other programming changes, a decline in broadcast listening trends or other reasons. Our failure to respond, or to respond as quickly as our competitors, could have an adverse effect on our business and financial performance. We cannot assure you that we will be able to maintain or increase our current audience ratings and advertising revenue.

We may lose key on-air talent to competing radio stations, radio networks or other types of media competitors

We operate in a highly competitive industry. Our Radio Markets and Radio Network compete for creative and performing on-air talent with other radio stations and station groups, radio networks, and other syndicated programming and other media such as broadcast television, cable television, satellite television and satellite radio. Employees and other on-air talent of the Company are subject to change and their contracts are governed pursuant to certain terms and termination provisions. Any adverse change in a particular program, format or on-air talent could have a material adverse effect on our ability to attract local and/or national advertisers, on our revenue and/or ratings, or could require increased expenses. As such, the loss of key on-air talent could result in lower ratings, lower market share and lower advertising revenue or increased promotion and other expenses and, consequently, lower earnings and cash flow for us. Our failure to respond, or to respond as quickly as our competitors, could have an adverse effect on our business and financial performance. We cannot assure you that we will be able to retain all current on-air employees and personnel or that we will be successful in renewing or extending our existing contracts with our on-air employees and personnel.

Our substantial indebtedness could adversely affect our operations and financial condition

As of December 31, 2007, we had outstanding indebtedness of approximately $2,465.0 million, consisting of $330.0 million of convertible subordinated notes and $2,135.0 million under our Senior Credit and Term Facility. This indebtedness could have important consequences to us, including, but not limited to:

- limiting our operational flexibility due to the covenants contained in our debt agreements;
- limiting our ability to invest operating cash flow in our businesses due to debt service requirements;
- limiting our ability to pay quarterly dividends or to repurchase shares;
- limiting our ability to obtain additional financing or to raise additional capital;
- causing certain valuable tax attributes to expire unused;
- requiring us to dispose of significant assets;
- limiting our ability to compete with companies that are not as highly leveraged and that may be better positioned to withstand economic downturns;
- increasing our vulnerability to economic downturns, changing market conditions and changes in the radio broadcast industry;
- limiting our flexibility in planning for, or reacting to, changes in our business or industry; and
- to the extent that our debt is subject to floating interest rates, increasing our vulnerability to fluctuations in market interest rates.

Many of the Company's radio stations have experienced a decline in results of operations during fiscal year 2007, including those obtained as a result of the Merger. The continuation or worsening of that decline in results of operations could have adverse effects on the Company, some of which may be material. We currently intend to obtain the funds needed to pay our expenses and to pay the principal and interest on our outstanding debt from operations. Our ability to meet our expenses and debt service obligations will depend on the factors described above, as well as our future performance, which will be affected by financial, business, economic and other factors, including potential changes in consumer preferences, the success of product and marketing innovation and pressure from competitors. If we do not generate enough cash to pay our debt service obligations, we may be required to refinance all or part of our existing debt, sell our assets, borrow more money or raise equity. We cannot assure you that we will be able to, at any given time, refinance our debt, sell assets, borrow more money or raise equity on terms acceptable to us or at all.

We are subject to restrictive debt covenants, which may restrict our operational flexibility

In addition to the debt service requirements described above, our Senior Credit and Term Facility and other material contracts of the Company impose many restrictions on us and our subsidiaries. These restrictions include covenants that restrict our and our subsidiaries' ability to incur additional indebtedness, pay dividends on and repurchase.common stock, make other restricted payments, including dividends and investments, sell our assets, transfer all or substantially all of our assets and enter into consolidations or mergers.

Our Senior Credit and Term Facility also requires us to maintain a specified financial ratio and satisfy financial condition tests. Our ability to meet the financial ratio and tests may be affected by future events, including some events beyond our control, and we cannot assure you that we will meet the financial ratio and financial condition tests. A breach of any of the covenants, financial ratio, financial condition tests or restrictions could result in an event of default under our Senior Credit and Term Facility, in which case the lenders could elect to declare all amounts outstanding under the Senior Credit and Term Facility to be immediately due and payable. If the lenders under our Senior Credit and Term Facility accelerate the payment of the indebtedness, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and any other indebtedness that would become due as a result of any acceleration.

Future losses could be caused by future asset impairment of our FCC licenses and/or goodwill

As of December 31, 2007, our FCC licenses and goodwill comprise 82% of the Company's total assets. The Company has recently recognized significant non-cash impairment charges relating to these assets. Interim and/or annual impairment testing, as applicable, are required under SFAS No. 142, *Goodwill and Other Intangible Assets*, and could result in future impairment losses. The fair value of FCC licenses and goodwill is primarily dependent on the future cash flows of the Radio Markets and Radio Network. If actual market conditions and operational performance for the respective reporting units underlying the intangible assets were to deteriorate, or if facts and circumstances change that would more likely than not reduce the estimated fair value of the FCC licenses and goodwill for these reporting units below their adjusted carrying amounts, the Company may also be required to recognize additional non-cash impairment charges in future periods, which could have a material impact on the Company's financial condition and results of operations. Factors that could result in future impairment losses are further discussed in the section entitled "Critical Accounting Policies" within Item 7.

Our results may be adversely affected if long-term programming contracts are not renewed on sufficiently favorable terms

The Company enters into long-term contracts in the ordinary course of business for both the acquisition and distribution of media programming and products, including contracts for both the acquisition and distribution of programming rights for sporting events and other programs, contracts for the distribution of programming to satellite operators, and contracts relating to programming produced by third parties on our stations and by our network business. As these contracts expire, the parties must renew or renegotiate the contracts, and if they are unable to renew them on acceptable terms, we may lose these rights, the related programming and applicable revenue. Even if these contracts are renewed, the cost of obtaining programming rights may increase (or increase at faster rates than in the past) or the revenue from distribution of programs may be reduced (or increase at slower rates than in the past). With respect to the acquisition of programming rights, the impact of these long-term contracts on our results over the term of the contracts will depend on a number of factors, including the strength of advertising markets, effectiveness of marketing efforts, the size of viewer audiences, and the related contract expenses and costs. There can be no assurance that revenues from programming based on these rights will exceed the cost of the rights plus the other costs of producing and distributing the programming.

The loss of affiliation agreements by our network business could materially adversely affect our results of operations

Our Radio Network has approximately 4,000 station affiliates and 8,500 program affiliations. It receives advertising inventory from its affiliated stations, either in the form of stand-alone advertising time within a specified time period or commercials inserted by the Radio Network into its programming. In addition, primarily with respect to satellite radio providers, we receive a fee for providing such programming. The loss of network affiliation agreements of the Radio Network could adversely affect our results of operations by reducing the reach of our network programming and, therefore, its attractiveness to advertisers. Renewal on less favorable terms may also adversely affect our results of operations through reduction of advertising revenue.

The failure or destruction of satellites and transmitter facilities that we depend upon to distribute our programming could materially adversely affect our businesses and results of operations

The Company uses studios, satellite systems, transmitter facilities, and the Internet to originate and/or distribute its station programs and network programs and commercials to affiliates. The Company relies on third-party contracts and services to operate the Company's origination and distribution facilities. These third-party contracts and services include, but are not limited to, electrical power, satellite transponders, uplinks and downlinks and telecom circuits. Distribution may be disrupted due to one or more of our third parties losing their ability to provide particular services to us which could adversely affect our distribution capabilities. A disruption can be caused as a result of any number of events such as local disasters (accidental or environmental), various acts of terrorism, power outages, major telecom connectivity failures or satellite failures. Our ability to distribute programming to station audience and/or network affiliates may be disrupted for an undetermined period of time until alternate facilities are engaged and put on-line. Furthermore, until third-party services resume, the inability to originate or distribute programming could have a material adverse effect on our businesses and results of operations.

If we lose key executive officers, our business could be disrupted and our financial performance could suffer

Our business depends upon the continued efforts, abilities and expertise of our executive officers, primarily our chairman and chief executive officer, Farid Suleman. We believe that the unique combination of skills and experience possessed by Mr. Suleman would be difficult to replace, and his loss could have a material adverse effect on the Company, including impairing our ability to execute our business strategy. Mr. Suleman does not have a formal employment agreement with the Company.

Our business depends upon licenses issued by the FCC, and if licenses were not renewed or we were to be out of compliance with FCC regulations and policies, our business would be materially impaired

Our business depends upon maintaining our broadcasting licenses issued by the FCC, which are issued currently for a maximum term of eight years and are renewable. Interested parties may challenge a renewal application. On rare occasions, the FCC has revoked licenses, not renewed them, or renewed them only with significant qualifications, including renewals for less than a full term of eight years. In the last renewal cycle, all of our licenses were renewed; however, we cannot assure you that our future renewal applications will be approved, or that the renewals will not include conditions or qualifications that could adversely affect our operations, could result in material impairment and could adversely affect our liquidity and financial condition. If we fail to renew, or the FCC renews any of the licenses with substantial conditions or modifications (including renewing one or more of the licenses for a term of fewer than eight years), it could prevent us from operating the affected station and generating revenue from it. Further, the FCC has a general policy restricting the transferability of a station license while a renewal application for that station is pending. In addition, we must comply with extensive FCC regulations and policies governing the ownership and operation of our radio stations. FCC regulations limit the number of radio stations that a licensee can own in a market, which could restrict our ability to consummate future transactions. Additionally, the FCC is considering further changes to its media ownership rules, which may limit our ability to expand our media holdings. The FCC's rules governing our radio station operations impose costs on our operations, and changes in those rules could have an adverse effect on our business. The FCC also requires radio stations to comply with certain technical requirements to limit interference between two or more radio stations. If the FCC relaxes these technical requirements, it could impair the signals transmitted by our radio stations and could have a material adverse effect on the Company's business. Moreover, governmental regulations and policies may change over time, and the changes may have a material adverse impact upon our business, financial condition and results of operations.

We may be adversely affected by the FCC's more rigorous enforcement of its indecency regulations against the broadcast industry as well as by the increased amounts of the potential fines

The FCC's rules prohibit the broadcast of obscene material at any time and indecent or profane material on television or radio broadcast stations between the hours of 6 a.m. and 10 p.m. Broadcasters risk violating the prohibition against broadcasting indecent material because of the vagueness of the FCC's definition of indecent material, coupled with the spontaneity of live programming. The FCC vigorously enforces its indecency rules against the broadcasting industry as a whole. The FCC has indicated that it is stepping up its enforcement activities as they apply to indecency and has threatened to initiate license revocation proceedings against broadcast licensees for "serious" indecency violations. The FCC has found on a number of occasions recently that the content of broadcasts has contained indecent material. In such instances, the FCC issued fines to the offending licensees. The FCC has also expanded the breadth of indecency regulation to include material that could be considered "blasphemy," "personally reviling epithets," "profanity" and vulgar or coarse words amounting to a nuisance. The FCC has found that the broadcast of fleeting and isolated expletives was indecent. In June 2007, however, the Second Circuit vacated the FCC's "fleeting expletive" policy on the ground that the FCC failed to articulate a reasoned basis for a change in its longstanding approach in this area. The Second Circuit remanded the case to the FCC for further proceedings consistent with the Second Circuit's opinion, and the FCC has filed a petition for *certiorari* with the U.S. Supreme Court on this matter. In addition, Congress currently has under consideration legislation that addresses the FCC's enforcement of its rules concerning the broadcast of obscene, indecent and profane material, including a law that would make future "fleeting expletives" indecent under the FCC's jurisdiction. Moreover, the FCC has recently begun imposing separate fines for each allegedly indecent "utterance," in contrast with its previous policy, which generally considered all indecent words or phrases within a given program as constituting a single violation. In addition, a new law increased the maximum forfeiture for a single indecency violation to $325,000, with a maximum forfeiture exposure of $3,000,000 for any continuing violation arising from a single act or failure to act. In the ordinary course of business, we have received complaints or the FCC has initiated inquiries about whether a limited number of our radio stations have broadcast indecent programming. To the extent these inquiries or other proceedings by the FCC result in the imposition of fines, a settlement with the FCC, revocation of any of our station licenses or denials of license renewal applications, our results of operations and business could be materially adversely affected.

In order to remain competitive, we must respond to changes in technology, services and standards that characterize our industry.

The radio broadcasting industry is subject to technological change, evolving industry standards and the emergence of new media technologies. We may not have the resources to acquire new technologies or to introduce new services that could compete with these new technologies. Several new media technologies are being developed, including the following:

- audio programming by cable television systems, direct broadcast satellite systems, Internet content providers (both landline and wireless), new consumer products such as portable digital audio players, such as iPods and cellular phones, other personal communications systems, and other digital audio broadcast formats;
- satellite digital audio radio service, which now has two subscriber-based satellite radio services with numerous channels and niche formats and sound quality equivalent to that of compact discs;
- HD Radio™ digital radio technology, which could improve the quality of existing AM and FM radio signals, including stations owned by us; and
- low power FM radio, which has resulted in additional FM radio broadcast outlets that are designed to serve small, localized areas.

The radio broadcasting industry historically has grown despite the introduction of new technologies for the delivery of entertainment and information, including the introduction of new technologies used in automobiles, such as audio cassettes, compact discs, satellite digital audio radio and cellular telephones. A growing population, greater use of the automobile and increased commuter times have contributed to this growth. Some of the new technologies, particularly satellite digital audio radio service and Internet radio, will compete for the consumer's attention in the car, workplace and elsewhere. We cannot assure you that this historical growth will continue. In addition, we cannot predict the effect, if any, that competition arising from new technologies or regulatory change may have on the radio broadcasting industry or on our financial condition and results of operations.

If we do not successfully integrate our historical radio station business with the radio stations and network businesses we recently acquired, we may not realize the expected benefits of the Merger

We closed the Merger in June 2007 and have begun the process of integration. There is a significant degree of difficulty inherent in the process of integrating the ABC Radio Business with our historical operations. These difficulties include the challenges of:

- integrating the ABC Radio Business with our historical operations while carrying on the ongoing operations of each business;
- integrating sales and business development operations;
- coordinating geographically separate organizations;
- creating uniform standards, controls, procedures, policies and information systems;
- retaining existing customers and other constituents of each component of the Company; and
- retaining and integrating key officers and personnel.

We cannot assure you that the ABC Radio Business will be successfully or cost-effectively integrated into the Company. The failure to do so could have a material adverse effect on our business, financial condition and results of operations.

After the Merger, we have significantly more sales, assets and employees than we did before the Merger. In addition, our range of programs, stations, advertisers, listeners and competitors is significantly expanded from our range before the Merger. The integration process requires us to significantly expand the scope of our operational and financial systems, which increases our operating complexity. Implementation of uniform controls, systems and procedures may be costly and time-consuming. In addition, in the event that the operations of the ABC Radio Businesses do not meet expectations, we may restructure or write off the value of some of the assets of the ABC Radio stations and/or the Radio Network.

Alphabet Acquisition Corp. may not have adequate funds to perform its indemnity obligations to TWDC under the Separation Agreement

Our wholly-owned subsidiary, Alphabet Acquisition Corp., has agreed to indemnify TWDC from all liabilities relating to the liabilities assumed (or retained) by one of its predecessors under the Separation Agreement, and any liabilities (including third-party claims) imposed on, sustained, incurred or suffered by TWDC that relate to, arise out of or result from the ABC Radio Business, the ABC Radio Business assets transferred under the Separation Agreement or the failure of Alphabet Acquisition Corp. to pay, perform or otherwise promptly discharge a liability transferred to the ABC Radio Business under the Separation Agreement. In the event that Alphabet Acquisition Corp. becomes obligated to pay TWDC pursuant to its indemnification obligations, we cannot assure you that Alphabet Acquisition Corp. or the Company will have sufficient liquidity to meet such payment obligation or that any such payment would not result in an event of default under our Senior Credit and Term Facility.

We are affected by significant restrictions with respect to certain actions that could jeopardize the tax-free status of the separation

The Tax Sharing and Indemnification Agreement restricts us and our affiliates from taking certain actions that could cause TWDC's internal restructuring or the Spin-Off to be taxable or that could otherwise jeopardize the tax-free status of the internal restructuring or the Spin-Off, including:

- for two years after the completion of the Spin-Off, entering into any agreement, understanding or arrangement or engaging in any substantial negotiations with respect to any transaction involving the acquisition of our stock or the issuance of shares of our stock, or options to acquire or other rights in respect of such stock, unless, generally, the shares are issued to qualifying employees or retirement plans, each in accordance with certain "safe harbors" under applicable regulations of Section 355 of the Internal Revenue Code;

- for two years after the completion of the Spin-Off, entering into any joint venture that includes assets of our wholly-owned subsidiary, Alphabet Acquisition Corp., or any of its subsidiaries;
- for two years after the completion of the Spin-Off, permitting certain subsidiaries of the predecessor of Alphabet Acquisition Corp. at the time of the Spin-Off to cease to own directly and to operate the radio station or radio network business conducted by those subsidiaries immediately prior to the Spin-Off; or, generally, entering into any transaction that would alter the ownership structure of those subsidiaries at the time of the Spin-Off; and
- generally, for two years after the completion of the Spin-Off, taking any action that might be a restructuring tainting act or a distribution tainting act without receiving the prior written consent of TWDC.

For this purpose, under the Tax Sharing and Indemnification Agreement, our affiliates include (i) our subsidiaries, (ii) Farid Suleman, (iii) any of our stockholders affiliated with FL&Co. and (iv) any other controlling stockholder of the Company, or person that is a member of a "coordinating group" with a controlling stockholder of the Company, in each case within the meaning of the applicable regulations under Section 355 of the Internal Revenue Code.

Because of these restrictions, we may be precluded from buying back our stock and we may be limited in the amount of stock we can issue to make acquisitions or raise additional capital in the two years subsequent to the completion of the Spin-Off and the Merger, which could have a materially adverse effect on our liquidity and financial condition. Also, our indemnity obligation to TWDC might discourage, delay or prevent a change of control that our stockholders may consider favorable. .

We may be required to indemnify TWDC for taxes resulting from acts prohibited by the Tax Sharing and Indemnification Agreement

In certain circumstances, under the Tax Sharing and Indemnification Agreement, we are required to indemnify TWDC against taxes and related costs and liabilities of TWDC and its affiliates that arise in connection with the separation as a result of any restructuring tainting acts or distribution tainting acts by us and/ or one or more of our affiliates. For this purpose, our affiliates include (i) our subsidiaries (ii) any of our stockholders affiliated with FL&Co., (iii) Farid Suleman and (iv) any other controlling stockholder of the Company, or person that is a member of a "coordinating group" with a controlling stockholder of the Company, in each case within the meaning of applicable regulations under Section 355 of the Internal Revenue Code. If TWDC recognizes gain on the separation for reasons not related to a restructuring tainting act or distribution tainting act by us or our affiliates, TWDC would not be entitled to be indemnified by us under the Tax Sharing and Indemnification Agreement. Our indemnity obligation to TWDC might discourage, delay or prevent a change of control that our stockholders may consider favorable. In the event that we become obligated to pay TWDC pursuant to our indemnification obligations, there can be no assurance we will have sufficient liquidity to meet such payment obligations. It is also possible that any such payment would result in an event of default under our Senior Credit and Term Facility.

The transaction structure may discourage other companies from trying to acquire us for a period of time following completion of the Merger

Certain provisions of the Tax Sharing and Indemnification Agreement, which are intended to preserve the tax-free status of the Merger and separation for United States federal income tax purposes, may discourage future business combination proposals for a period of time following the Merger.

Our stock price could be volatile and could drop unexpectedly

Our common stock has been publicly traded since August 2003. The market price of our common stock has been subject to fluctuations since the date of our initial public offering and has declined 66% from the date of the Merger through December 31, 2007. The stock market has from time to time experienced price and volume fluctuations that have affected the market prices of securities. As a result, the market price of our common stock could materially decline, regardless of our operating performance. The price of our common stock may vary due to a number of factors, including without limitation:

- the amount of indebtedness and liquidity of the Company;
- the payment of any dividends;
- changes in the regulatory environment;
- market assessments of the likelihood that the ABC Radio Business will be integrated effectively into the Company;
- market assessments of our operating results and financial condition, including of the prospects of post-Merger operations and synergies; and
- general market, business and economic conditions.

We cannot predict or give any assurances as to the market price of our common stock.

Future sales of common stock by FL&Co. could adversely affect the price of our common stock

The market for our common stock could fall substantially if FL&Co. sold large amounts of shares of our common stock in the public market. These sales, or the possibility of such sales, could, among other factors, make it more difficult for us to raise capital by selling equity or equity-related securities in the future.

Our certificate of incorporation and by-laws and Delaware corporate law contain provisions that may inhibit a takeover

Our certificate of incorporation and by-laws, as well as Delaware law, may inhibit changes in control that are not approved by our board of directors and could delay or prevent a change of control that our stockholders may consider favorable. These provisions include:

- a classified board of directors;
- limiting the ability to call special meetings of stockholders to the board of directors, the chairman of the board of directors, the president or chief executive officer of the company; and
- advance notice requirements for nominations of director candidates.

These restrictions and limitations could adversely affect the price of our common stock.

We may be unable to effectively integrate future acquisitions

The integration of acquisitions involves numerous risks, including:

- difficulties in the integration of operations and systems and the management of a large and geographically diverse group of businesses;
- the diversion of management's attention from other business concerns; and
- the potential loss of key employees of acquired businesses.

The risks of integration are magnified during any period of significant growth. We cannot be assured that we will be able to integrate successfully any operations, systems or management that might be acquired with regard to acquisitions in the future.

We may be adversely affected by the occurrence of extraordinary events, such as terrorist attacks or natural disasters

The occurrence of extraordinary events, such as terrorist attacks, natural disasters, intentional or unintentional mass casualty incidents or similar events may substantially impact the Company's operations in specific geographic areas, as well as nationally, and it may decrease the use of and demand for advertising, which may decrease the Company's revenues or expose it to substantial liability. The September 11, 2001 terrorist attacks, for example, caused a nationwide disruption of commercial activities. The occurrence of future terrorist attacks, military actions by the United States, contagious disease outbreaks or other unforeseen similar events cannot be predicted, and their occurrence can be expected to further negatively affect the economies where we do business generally, specifically the market for advertising. In addition, an act of God or a natural disaster could adversely impact any one or more of the markets where we do business. For example, Hurricane Katrina and the aftermath left in its wake significantly impacted the operations of our New Orleans radio cluster.

We could experience delays in expanding our business, be prevented from making acquisitions or be required to divest radio stations due to antitrust laws and other legislative and regulatory considerations

The radio broadcasting industry is subject to extensive and changing federal regulation. The FTC, the DOJ and the FCC carefully review proposed business acquisitions and dispositions under their respective regulatory authority, focusing on the effects on competition, the number of stations owned in a market and the effects on concentration of market revenue share. Any delay, prohibition or modification required by regulatory authorities could adversely affect the terms of a proposed transaction or could require us to modify or abandon an otherwise attractive opportunity. We can give no assurances that the DOJ, FTC and/or FCC will not seek to bar us from acquiring additional radio stations in any market where we already have a significant position.

Our failure to comply with the Sarbanes-Oxley Act of 2002 could cause a loss of confidence in the reliability of our financial statements

We have undergone a comprehensive effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002. Compliance was required as of December 31, 2004. This effort included documenting and testing internal controls. As of December 31, 2007, we did not identify any material weaknesses in our internal controls as defined by the Public Company Accounting Oversight Board. The ABC Radio Business has never been operated as a stand-alone public company, and therefore has never been subject to the Sarbanes-Oxley Act of 2002, other than as a component of TWDC. The combination of Citadel's business with the ABC Radio Business roughly doubled the size of Citadel. There are no assurances that we will not have material weaknesses that would be required to be reported or that we will be able to comply with the reporting deadline requirements of Section 404. In addition, the costs of bringing the Company into compliance with the requirements of Section 404 may be significant. A reported material weakness or the failure to meet the reporting deadline requirements of Section 404 could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. This loss of confidence could cause a decline in the market price of our stock.

We excluded the internal controls of the ABC Radio Business from our annual assessment of the effectiveness of our internal control over financial reporting for 2007. This exclusion is in accordance with the SEC guidance that an assessment of a recently acquired business may be omitted from management's report on internal controls over financial reporting in the year of acquisition. The ABC Radio Business contributed approximately 41% of the Company's total revenues for the year ended December 31, 2007, and the assets of the ABC Radio Business represent approximately 53% of the Company's total assets as of December 31, 2007.

The Company may be influenced by its largest stockholders, whose interests may conflict with those of other stockholders

Our largest stockholders, who are affiliated with FL&Co., own approximately 29% of our outstanding common stock.

The principal stockholders may be able to:

- influence the election of our board of directors;
- influence our management and policies; and
- influence the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of the assets of the Company.

Certain of our directors have or had relationships with FL&Co. Theodore J. Forstmann is the senior partner of FL&Co., and his brother, J. Anthony Forstmann, is a special limited partner of FL&Co. Michael A. Miles also is a special limited partner of FL&Co. and serves on the Forstmann Little advisory board. Wayne T. Smith is a limited partner of two of the funds that own shares of our common stock and a director of 24 Hour Fitness Worldwide, Inc., a majority of the stock of which is controlled by certain affiliated partnerships of FL&Co. As a result of their relationships with FL&Co., Messrs. Theodore Forstmann, J. Anthony Forstmann, Miles and Smith have an economic interest in certain of the FL&Co. partnerships and their portfolio investments, including the Company. Of those directors, however, only Mr. Theodore Forstmann has any voting or investment power over the shares of common stock of the Company. Herbert J. Siegel serves as a director of IMG Worldwide Holdings Inc., a majority of the stock of which is controlled by certain affiliated partnerships of FL&Co. As a result of these relationships, when conflicts between the interests of the FL&Co. partnerships and the interests of our other stockholders arise, these directors and officers may not be disinterested. Under Delaware law, although our directors and officers have a duty of loyalty to the Company, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as the material facts as to the director's or officer's relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approves the transaction, or the transaction is otherwise fair to us.

Future changes in our shareholders could limit our ability to utilize federal and state net operating loss carryforwards and result in increased tax expense

We have recognized a deferred tax asset for certain net operating loss carryforwards for federal and state income tax purposes. As of December 31, 2007, the deferred tax asset is approximately $27.7 million. As a result of the Merger, we have had a greater than 50% change in control and therefore Internal Revenue Code Section 382 limits the annual amount of net operating losses that we can utilize. We believe this recent Section 382 limitation will not limit the availability of our net operating losses prior to their expiration date. However, future ownership changes could significantly impact the annual limitation and therefore limit the availability of our net operating losses prior to their expiration date. This could result in additional tax expense and higher federal and state income tax payments in future periods, which may have a material adverse impact upon our financial condition and results of operations.

We may be unsuccessful in resolving pending litigation relating to the Company's convertible subordinated notes, which could ultimately result in a judgment being entered against the Company if we do not prevail on the merits

The Company is in the process of resolving pending litigation relating to alleged defaults under the indenture governing the Company's 1.875% convertible subordinated notes due 2011 relating to the Company's acquisition of the ABC Radio Business. If the Company is not successful in settling the litigation and if the Company does not prevail on the merits of the case, then a judgment may be entered against the Company. If any of the events relating to the Company's acquisition of the ABC Radio Business were to be an event of default under the indenture and were to be continuing, then subject to the terms and conditions of the indenture, the trustee or holders of at least 25% in aggregate principal amount of the outstanding convertible subordinated notes could declare the outstanding principal amount of $330.0 million and the accrued interest on all convertible subordinated notes at the maximum statutory rate of 9% commencing as of April 24, 2006 through the date of payment, to be immediately due and payable. Such accrued interest would approximate $41 million as of December 31, 2007. If the convertible subordinated notes were to become due and payable, the Company would need to obtain additional financing, and there can be no assurance that we would be able to do so on terms acceptable to the Company.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES AND FACILITIES

The types of properties required to support each of our radio stations include offices, studios, transmitter sites and antenna sites. A station's studios are generally housed with its offices in business districts. The transmitter sites and antenna sites are generally located so as to provide maximum market coverage.

We currently own studio facilities in 24 of our markets and own transmitter and antenna sites in 52 of our markets. We lease the remaining studio and office facilities, including office space in Las Vegas, NV, New York, NY, and Dallas, TX, which are not related to the operations of a particular station, as well as the remaining transmitter and antenna sites. The office space in New York, NY and Dallas, TX is also used for the production and distribution of the Radio Network programming. We do not anticipate any significant difficulties in renewing any facility leases or in leasing alternative or additional space, if required. We own substantially all of our other equipment, consisting principally of transmitting antennae, transmitters, studio equipment and general office equipment, with the exception of the lease of satellite transponder space used to distribute the majority of the Radio Network programming.

ITEM 3. LEGAL PROCEEDINGS

In a complaint filed on June 5, 2003 with the United States District Court for the District of Connecticut, the Company was named as one of numerous defendants in litigation seeking monetary damages arising from the injuries and deaths at a Rhode Island nightclub. The complaint contains multiple causes of action, only a small number of which are brought against the Company, which assert claims, based on theories of joint venture liability and negligence. The Company's involvement was to advertise the concert on one of its stations and to distribute promotional tickets provided by the organizers. On October 3, 2003, the action was transferred to the United States District Court, District of Rhode Island (the "District Court"), where it subsequently was consolidated with suits on behalf of some 240 other concertgoers (in which the Company was not sued) for the purposes of pre-trial discovery and motion practice. On January 27, 2005, the Company filed an answer to the complaint, substantially denying plaintiffs' allegations against the Company. On February 18, 2005, an identical suit was filed on behalf of one additional concertgoer. On January 5 and 31, 2006, substantially identical suits were filed on behalf of two additional concertgoers. The Company believes that plaintiffs' claims against the Company are without merit and intends to defend these claims vigorously. The Company has filed its motion for summary judgment, which is currently pending with the District Court. The Company does not believe that the outcome of the litigation regarding the Rhode Island night club matters will have a material adverse impact on its financial condition, results of operations, or cash flows.

In 2005, the Company and one of the former ABC Radio stations received a subpoena from the Office of Attorney General of the State of New York (the "New York Attorney General"), as have several other radio broadcasting companies and record companies operating in the State of New York, relating to the New York Attorney General's investigation of promotional practices involving record companies' dealings with radio stations. The Company has cooperated with this investigation, and to date, no action has been taken against the Company.

On February 21, 2006, the Company received a letter from an attorney claiming to represent holders of more than $109 million of the principal amount of the Company's 1.875% convertible subordinated notes due 2011 (the "*Notes*") that purported to be a notice of default under the indenture governing the Notes. The letter alleges that events of default have arisen and continue to arise (i) from the ABC Radio Merger Agreement, (ii) from other agreements relating to the Merger and (iii) the actions contemplated therein (collectively the "Transactions"). Specifically, the letter alleges that the Transactions will or do constitute a fundamental change under the indenture. On April 24, 2006, the Company received a second letter from the same attorney claiming that the Company failed to cure the alleged defaults during the more than 60 days that elapsed since the Company's receipt of the first letter. The second letter alleges that as a result, an event of default has occurred and is continuing under the indenture. The second letter also purports to declare the principal amount of the Notes, and the accrued and unpaid interest thereon, due and payable immediately. The Company continues to believe that none of the Transactions will or do constitute a fundamental change under the indenture. Therefore, the Company does not believe that any event of default, as defined in the indenture, has occurred or is continuing and does not believe that any holders have a right to declare obligations under the Notes due and payable.

On July 17, 2006, the Company filed a complaint against certain of the holders of Notes in the Supreme Court for the State of New York seeking a judgment declaring that the Transactions do not constitute a fundamental change for purposes of the indenture. On January 5, 2007, Wilmington Trust Company, the trustee under the indenture (the "*Trustee*"), filed a motion to intervene as a defendant and counter-claim plaintiff in the action. On March 1, 2007, the judge granted Wilmington Trust Company's motion to intervene as the defendant in the action and dismissed the individual defendants from the action. The Company filed an amended complaint on March 8, 2007 against the Trustee as the defendant in the action. Wilmington Trust Company served counter-claims against the Company on March 15, 2007. Discovery in this action was completed, and both parties filed motions for summary judgment with the Supreme Court for the State of New York, which were argued on November 8, 2007.

On February 12, 2008, the Company disclosed that the Company, the Trustee, and holders of a majority in principal amount of the outstanding Notes (the "*Majority Noteholders*") had reached an agreement in principle (the "*Settlement Agreement*") that would, when and if final, result in the settlement and dismissal of the Company's litigation relating to the indenture and the Notes. In connection with this settlement process, the Company and the Trustee requested that the Supreme Court for the State of New York withhold its ruling on dispositive motions relating to the matter. Material terms of the Settlement Agreement include, among others:

(1) the Majority Noteholders would (i) waive any alleged past and existing defaults and their consequences related to the Transactions, (ii) rescind any acceleration and its consequences related to the Transactions and (iii) agree to irrevocably tender their Notes in connection with a tender and exchange offer by the Company for all of the outstanding Notes;

(2) the indenture would be amended to confirm that the Transactions did not result in a "fundamental change"; and

(3) the Company would commence a $55 million pro rata cash tender for the Notes at a price of $900 per $1,000 principal amount of Notes and an exchange offer for the remaining Notes for amended and restated convertible subordinated notes with increased interest rates and specifically negotiated redemption terms ("Amended Notes") as soon as reasonably practicable, but not later (subject to certain exceptions) than 60 days after the later of (a) the signing of the Settlement Agreement, (b) the filing of the stipulation of discontinuance, (c) the receipt of consent of TWDC (described in more detail below), and (d) confirmation establishing the Majority Noteholders as holders of a majority of principal amount of the Notes. The Amended Notes would have

the following interest terms: (1) interest on the Amended Notes would initially be payable at an annual rate of 4%, on a basis that is effective retroactively from January 1, 2008; (2) if as of December 31, 2008 the aggregate principal amount of the remaining outstanding Amended Notes is greater than $165 million, then (i) the annual interest rate on the Amended Notes then outstanding would increase by 2% (i.e., to a rate of 6%) retroactively from January 1, 2008 and (ii) at all times from and after January 1, 2009, the annual rate on any Amended Notes outstanding would be changed to a rate that would make the holders of Amended Notes whole for any discount at which the Amended Notes are then trading (i.e., make Amended Notes trade at par); and (3) if as of December 31, 2008 the aggregate principal amount of the remaining outstanding Amended Notes is less than or equal to $165 million, then (i) on January 1, 2009, the annual interest rate on all Amended Notes that are outstanding as of such date would be changed to 8%, which increase shall be effective through December 31, 2009 and (ii) on January 1, 2010, the annual interest rate on all Amended Notes that are outstanding as of such date would be changed to a rate that would make the holders of Amended Notes whole for any discount at which the Amended Notes are then trading (i.e., make Amended Notes trade at par). For more information relating to this matter, see Summary of Noteholder Litigation Settlement Agreement dated February 12, 2008 (incorporated by reference to Item 8.01 of the Registrant's Current Report on Form 8-K filed with the SEC on February 12, 2008).

Under the Tax Sharing and Indemnification Agreement, dated June 12, 2007, by and among the Company, Alphabet Acquisition Corp., formerly known as ABC Radio Holdings, Inc., and TWDC, the Company is required to obtain the consent of TWDC prior to entering into the Settlement Agreement and the transactions contemplated by the Settlement Agreement. Therefore, the Company is currently seeking TWDC's consent to the Settlement Agreement and the transactions contemplated by Settlement Agreement; however, there can be no assurance that we will be able to obtain their consent under the Tax Sharing and Indemnification Agreement. The parties are not currently bound to enter into the Settlement Agreement or to complete the transactions contemplated by the Settlement Agreement, and the Company cannot assure you that the Settlement Agreement will be executed or that such transactions contemplated therein will be completed.

We are involved in certain other claims and lawsuits arising in the ordinary course of our business, including new matters which involve various aspects of the ABC Radio Business. We believe that such litigation matters and claims will be resolved without a material adverse impact on our financial condition, results of operations, or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2007.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the New York Stock Exchange ("NYSE") under the symbol "CDL." The table below sets forth, for the periods indicated, the range of high and low sales prices for our common stock as reported by the NYSE.

	Price Range	
	High	Low
Fiscal Year 2006		
First Quarter	$13.64	$10.72
Second Quarter	$11.20	$ 8.62
Third Quarter	$ 9.73	$ 8.00
Fourth Quarter	$10.75	$ 9.08
Fiscal Year 2007		
First Quarter	$11.01	$ 9.37
Second Quarter	$10.12	$ 5.82
Third Quarter	$ 6.58	$ 3.95
Fourth Quarter	$ 4.80	$ 1.91

Number of Stockholders

On February 15, 2008, the last reported sale price of our common stock on the NYSE was $1.38 per share. Based on information available to us and our transfer agent, we believe that as of February 15, 2008, there were approximately 1.2 million holders of our common stock.

Dividend Policy

In 2005, we began paying a quarterly dividend in the amount of $0.18 per share on our common stock. Quarterly dividends were paid to holders of record on November 30, 2005, March 30, 2006, June 30, 2006, October 5, 2006 and February 12, 2007. During the year ended December 31, 2007, we paid cumulative dividends of $0.18 per share and have not paid regular or quarterly dividends subsequent to February 12, 2007. Our board of directors is free to change its dividend practices from time to time and to decrease or increase or otherwise change the amount and form of the dividend paid, or to not pay a dividend, on our common stock on the basis of restrictions imposed by applicable law, contractual limitations (including those imposed by our Senior Credit and Term Facility, which are discussed below) and financial limitations, including on the basis of results of operations, financial condition, cash requirements and future prospects and other factors deemed relevant by the board of directors. Our Senior Credit and Term Facility contains a covenant restricting the payment of dividends by us, which is subject to a number of specific exceptions. There can be no assurance of future cash flows from our wholly-owned subsidiaries to pay dividends.

Pursuant to the ABC Radio Merger Agreement, immediately prior to the closing of the Merger, we also declared a Special Distribution of $276.5 million, or $2.4631 per share, payable immediately prior to the closing of the Merger to holders of our common stock of record on June 8, 2007. The amount of the distribution was determined based on the market price of our common stock over a measurement period ending prior to the closing and the number of shares of our common stock deemed to be outstanding for such purposes. This Special Distribution is non-recurring.

Equity Compensation Plan Information

The following tables set forth, as of December 31, 2007, the number of shares of common stock that are issuable upon the exercise of stock options outstanding and upon vesting of nonvested shares of common stock or common stock units of the Company under the Citadel Broadcasting Corporation Amended and Restated 2002 Stock Option and Award Plan (the "2002 Long-Term Incentive Plan") and the TWDC Rollover Equity Agreements (the "ABC Rollover Plan").

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Option, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights
Equity Compensation Plans Approved by Stockholders		
2002 Long-Term Incentive Plan	4,117,343	$15.14
ABC Rollover Plan	9,094,777	$ 5.37
Equity Compensation Plans Not Approved by Stockholders		
None	—	—
Total	13,212,120	

Plan Category	Number of Shares to be Issued Upon Vesting of Nonvested Shares or Nonvested Share Units	Weighted Average Grant Date Fair Value
Equity Compensation Plans Approved by Stockholders		
2002 Long-Term Incentive Plan	1,971,515	$10.92
ABC Rollover Plan	3,137,894	$5.90
Equity Compensation Plans Not Approved by Stockholders		
None	—	—
Total	5,109,409	

As of December 31, 2007, the total number of shares of common stock that remain authorized, reserved, and available for issuance under the 2002 Long-Term Incentive Plan and the ABC Rollover Plan was 10,170,360 and 2,767,329, respectively, not including shares underlying outstanding grants.

The Company also granted 2,868,006 fully vested stock units, of which 1,434,003 remain subject to a deferred distribution date, to its chief executive officer under a written agreement dated April 23, 2002, as amended on June 4, 2002.

On November 16, 2007, the compensation committee of the board of directors approved amendments to the Company's Form of Stock Option Agreement under the 2002 Long-Term Incentive Plan by extending the period of time under which options under the 2002 Long-Term Incentive Plan may be exercised upon the death of an employee to one year following such event. The amended Form of Stock Option Agreement is filed with this Annual Report on Form 10-K as Exhibit 10.9.

Stock Performance Graph

The following graph compares the cumulative total stockholder return on common stock of the Company since its initial public offering against the cumulative total return of (i) the S&P 500 Index, (ii) the S&P Broadcasting & Cable TV Index, and (iii) an index consisting of certain peer radio broadcasting companies with which the Company competes. The peer group index is comprised of the common stock of Cox Radio, Inc. and Entercom Communications Corp.



COMPARISON OF 53 MONTH CUMULATIVE TOTAL RETURN*
AMONG CITADEL BROADCASTING CORPORATION, THE S&P 500 INDEX,
THE S&P BROADCASTING & CABLE TV INDEX AND A PEER GROUP
DOLLARS
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
8/1/2003
12/31/2003
12/31/2004
12/31/2005
12/31/2006
12/31/2007
Citadel Broadcasting Corporation
Peer Group 1
S&P 500
S&P Broadcasting & Cable TV

* $100 invested on 8/1/03 in stock or on 7/31/03 in index-including reinvestment of dividends. Fiscal year ending December 31.

Source: Factset
Note: Peer group 1 includes Cox Radio, Inc. and Entercom Communications Corp.

	Cumulative Total Return					
	08/01/2003	12/31/2003	12/31/2004	12/31/2005	12/31/2006	12/31/2007
Citadel Broadcasting Corporation	$100.00	$108.33	$ 78.35	$ 65.94	$ 51.67	$ 14.82
S&P 500	100.00	113.15	125.46	131.10	151.76	160.77
S&P Broadcasting & Cable TV	100.00	111.53	101.61	84.71	121.90	94.33
Peer Group	100.00	116.18	77.75	65.03	68.76	45.01

Purchases of Equity Securities

On June 29, 2004 and November 3, 2004, the Company's board of directors authorized the Company to repurchase up to $100.0 million and $300.0 million, respectively, of shares of its outstanding common stock. No repurchases were made during the quarter ended December 31, 2007. As of December 31, 2007, the Company had repurchased approximately 26.2 million shares of common stock for an aggregate amount of approximately $337.6 million under these repurchase programs. In addition, the Company has acquired approximately 0.9 million shares of common stock for approximately $8.9 million during the year ended December 31, 2007, primarily through transactions related to the vesting of previously awarded nonvested shares of common stock. Upon vesting, the Company withheld shares of stock in an amount sufficient to pay the employee's minimum statutory tax withholding rates required by the relevant tax authorities. These shares do not reduce the amounts authorized under the Company's repurchase programs discussed above. However, as a result of the Tax Sharing and Indemnification Agreement and the Merger, the Company may only repurchase additional shares under very limited circumstances.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

You should read the selected historical consolidated financial data below in conjunction with our consolidated financial statements and the accompanying notes. You should also read Management's Discussion and Analysis of Financial Condition and Results of Operations. All of these materials are included elsewhere in this report. We derived the historical consolidated financial data as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006, and 2005 from our audited consolidated financial statements included in this report. We derived the historical consolidated financial data as of December 31, 2005, 2004, and 2003, and for the years ended December 31, 2004 and 2003 from our audited consolidated financial statements, which are not contained in this report. The selected consolidated historical financial data may not be indicative of future performance.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands, except per share amounts)				
Operating Data: (1)					
Net revenues	$ 719,757	$432,930	$419,907	$ 411,495	$ 371,509
Operating expenses:					
Cost of revenues, exclusive of depreciation and amortization shown separately below (2)	253,232	120,270	114,727	111,724	95,663
Selling, general and administrative (2)	197,106	126,558	122,711	123,466	116,259
Corporate general and administrative	44,642	30,287	15,363	15,566	20,433
Local marketing agreement fees	1,326	1,268	1,723	2,081	2,405
Asset impairment and disposal charges (3)	1,612,443	174,049	—	—	—
Depreciation and amortization	30,678	16,740	22,346	101,270	140,659
Non cash charge related to contractual obligations (4)	—	—	—	16,449	—
Other, net	(3,900)	(1,026)	(353)	(776)	53
Total operating expenses	2,135,527	468,146	276,517	369,780	375,472
Operating (loss) income	(1,415,770)	(35,216)	143,390	41,715	(3,963)
Interest expense, net	100,741	32,911	21,137	17,345	48,254
Write off of deferred financing costs due to extinguishment of debt (5)	555	—	—	13,615	9,345
(Loss) income before income tax (benefit) expense	(1,517,066)	(68,127)	122,253	10,755	(61,562)
Income tax (benefit) expense	(231,830)	(20,113)	52,496	(63,813)	28,008
Net (loss) income applicable to common shares	$(1,285,236)	$(48,014)	$ 69,757	$ 74,568	$ (89,570)
Net (loss) income per share:					
Basic	$ (6.61)	$ (0.43)	$ 0.59	$ 0.58	$ (0.83)
Diluted	$ (6.61)	$ (0.43)	$ 0.55	$ 0.54	$ (0.83)
Dividends declared per share	$ 0.18	$ 0.54	$ 0.18	$ —	$ —
Special distribution declared per share	$ 2.4631	$ —	$ —	$ —	$ —
Weighted average common shares outstanding:					
Basic	194,374	111,453	119,234	129,191	107,360
Diluted	194,374	111,453	134,534	143,379	107,360
Other Data:					
Cash flow provided by (used in):					
Operating activities	$ 171,923	$136,277	$140,773	$ 147,146	$ 84,035
Investing activities	(1,588)	(41,516)	(45,535)	(156,383)	(174,409)
Financing activities	26,239	(95,234)	(91,966)	6,718	91,707
Capital expenditures	12,345	11,790	8,112	8,948	6,162
Current tax expense	3,512	2,491	2,861	2,556	1,421
Deferred tax (benefit) expense	(235,342)	(22,604)	49,635	(66,369)	26,587

	December 31,				
	2007	2006	2005	2004	2003
			(in thousands)		
Balance Sheet Data					
Total assets	$3,843,435	$2,173,696	$2,333,325	$2,315,698	$2,249,333
Long-term debt and other liabilities (including current portion)	2,532,527	751,021	675,055	655,199	693,175

(1) The selected consolidated historical financial data includes the operating results, acquired assets and assumed liabilities of the ABC Radio Business subsequent to the closing date of the Merger, June 12, 2007.

(2) Certain reclassifications have been made to prior year amounts to conform them to current year presentation. Barter expenses relating to selling, general and administrative activities were reclassified from cost of revenues to selling, general and administrative in order to conform to ABC Radio's presentation subsequent to the Merger.

(3) In accordance with SFAS No. 142, we conducted impairment tests during the year ended December 31, 2007 which resulted in non-cash impairment charges of $1,591.5 million on a pre-tax basis to reduce the carrying amounts of FCC licenses and goodwill. Additionally, we recognized a non-cash impairment charge of $20.9 million to write down the carrying amounts of certain stations to be divested to their estimated fair market values. For the year ended December 31, 2006, we conducted an interim impairment test during the quarter ended June 30, 2006 and our annual impairment test of indefinite-lived intangible assets as of the October 1 annual testing date. The analyses resulted in a non-cash impairment charge of $174.0 million on a pre-tax basis to reduce the carrying amount of FCC licenses and goodwill.

(4) Operating income for 2004 reflects a non-cash charge of approximately $16.4 million primarily due to the Company's settlement with its previous national representation firm. Under the terms of the settlement, the Company's new representation firm settled the Company's obligations under the settlement agreement with its previous representation firm and entered into a new long-term contract with the Company.

(5) Our initial public offering registration statement with the SEC was declared effective on July 31, 2003, and we used substantially all of the net proceeds of the initial public offering to repay amounts outstanding under our senior debt. In connection with the repayment, we wrote off deferred financing costs of $8.2 million. Effective December 10, 2003, we amended our credit facility, and in connection with the amendment, we wrote off deferred financing costs of $1.2 million in the fourth quarter of 2003. On February 18, 2004, we sold 9,630,000 shares of common stock at $19.00 per share and concurrently sold $330.0 million principal amount of convertible subordinated notes. We used all of the net proceeds from these transactions to retire the $500.0 million of 6% subordinated debentures, and in connection with this repayment, we wrote off deferred financing costs of approximately $10.6 million. In August 2004, Citadel Broadcasting Company entered into a new senior credit facility that provided for $600.0 million in revolving loans through January 15, 2010. In connection therewith, we repaid amounts outstanding under the previous credit agreement and wrote off approximately $3.0 million in deferred financing costs. On June 12, 2007, the Company entered into a new Senior Credit and Term Facility and used the proceeds to repay the outstanding balance of Citadel Broadcasting's senior credit facility. As a result, we wrote off approximately $0.6 million of deferred financing costs.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

On February 6, 2006, we and Alphabet Acquisition Corp., a wholly-owned subsidiary of the Company ("Merger Sub"), entered into an Agreement and Plan of Merger with The Walt Disney Company ("TWDC") and ABC Radio Holdings, Inc., formerly known as ABC Chicago FM Radio, Inc. ("ABC Radio"), a Delaware corporation and wholly-owned subsidiary of TWDC (the "Agreement and Plan of Merger"). The Agreement and Plan of Merger was subsequently amended as of November 19, 2006. The Company refers to the Agreement and Plan of Merger, as amended, as the "ABC Radio Merger Agreement."

The Company, Merger Sub, TWDC and ABC Radio consummated the previously disclosed (i) separation of the ABC Radio Network business and 22 ABC radio stations (collectively, the "ABC Radio Business") from TWDC and its subsidiaries, (ii) spin-off of ABC Radio, which holds the ABC Radio Business, and (iii) merger of Merger Sub with and into ABC Radio, with ABC Radio surviving as a wholly-owned subsidiary of the Company (the "Merger").

Prior to June 12, 2007, pursuant to the Separation Agreement by and between TWDC and ABC Radio, dated as of February 6, 2006 and amended on November 19, 2006 (the "Separation Agreement"), TWDC consummated a series of transactions to effect the transfer to ABC Radio and its subsidiaries of all of the assets relating to the ABC Radio Business and the transfer to TWDC's subsidiaries and affiliates of all of the assets not relating to the ABC Radio Business. In connection with those transactions, TWDC or one of its affiliates retained cash from the proceeds of debt incurred by ABC Radio on June 5, 2007 in the amount of $1.35 billion (the "ABC Radio Debt"). Following these restructuring transactions by TWDC, and immediately prior to the effective time of the Merger on June 12, 2007, TWDC distributed all of the outstanding common stock of ABC Radio pro rata to TWDC's stockholders through a spin-off (the "Spin-Off"). In the Spin-Off, each TWDC stockholder received approximately 0.0768 shares of ABC Radio common stock for each share of TWDC common stock that was owned on June 6, 2007, the TWDC record date for purposes of the Spin-Off.

Immediately following the Spin-Off and pursuant to the ABC Radio Merger Agreement, on June 12, 2007, Merger Sub was merged with and into ABC Radio, with ABC Radio continuing as the surviving corporation and becoming a wholly-owned subsidiary of the Company. Immediately thereafter, the separate corporate existence of Merger Sub ceased, and ABC Radio was renamed Alphabet Acquisition Corp. The Merger became effective on June 12, 2007, at which time each share of ABC Radio common stock was converted into the right to receive one share of the Company's common stock. As a result, the Company issued 151,707,512 shares of its common stock to TWDC's stockholders. Immediately following the Merger, the Company's pre-merger stockholders owned approximately 42.5%, and TWDC's stockholders owned approximately 57.5% of the outstanding common stock of the Company.

Also, on June 12, 2007, to effectuate the Merger, the Company entered into a new credit agreement with several lenders to provide debt financing to the Company in connection with the payment of the special distribution on June 12, 2007 in the amount of $2.4631 per share to all pre-merger holders of record of Company common stock as of June 8, 2007 (the "Special Distribution"), the refinancing of Citadel Broadcasting's existing senior credit facility, the refinancing of the ABC Radio Debt and the completion of the Merger.

Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*, requires the use of the purchase method of accounting for business combinations. In applying the purchase method, it is necessary to identify both the accounting acquiree and the accounting acquirer. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the shares (the Company in this case) is generally the acquiring entity. In identifying the acquiring entity in a combination effected through an exchange of equity interests, however, all pertinent facts and circumstances must be considered, including the following:

- The relative voting interests in the combined entity after the combination. In this case, stockholders of TWDC, the sole stockholder of ABC Radio, received approximately 57.5% of the equity ownership and associated voting rights in the Company.

- The composition of the governing body of the combined entity. In this case, the composition of the board of directors of the Company is comprised of the members of the board of directors of the Company immediately prior to the consummation of the Merger.
- The composition of the senior management of the combined entity. In this case, the senior management of the Company is comprised of the members of senior management of the Company immediately prior to the consummation of the Merger.
- The existence of a large minority voting interest when no other stockholder has a significant interest. In this case, unless defined, the stockholders of the Company that are affiliated with Forstmann Little & Co. ("FL&Co."). held an approximate 29% voting interest of the outstanding common stock of the Company after the Merger, which we believe is larger than that of any other holder.

While ABC Radio is the legal acquirer and surviving company in the Merger, the Company is the accounting acquirer in this combination based on the facts and circumstances outlined above. As of June 12, 2007, the date of consummation of the Merger, the Company applied purchase accounting to the assets and liabilities of ABC Radio, and the historical financial statements of the combined company will be those of the Company.

In connection with the consummation of the transactions contemplated by the Separation Agreement and the ABC Radio Merger Agreement, the Company, TWDC, and ABC Radio entered into a Tax Sharing and Indemnification Agreement (the "Tax Sharing and Indemnification Agreement") as of June 12, 2007 that allocates (i) the responsibility for filing tax returns and preparing other tax-related information and (ii) the liability for payment and the benefit of refund or other recovery of taxes. The Tax Sharing and Indemnification Agreement also provides for certain additional representations, warranties, covenants and indemnification provisions relating to the preservation of the tax-free status of TWDC's internal restructuring and the distribution of ABC Radio common stock to the stockholders of TWDC in the Spin-Off. In addition, the Tax Sharing and Indemnification Agreement imposes certain limitations on future actions by the Company and its subsidiaries that relate ultimately to actions or failures to take required actions that would jeopardize the tax-free status of the Spin-Off or TWDC's internal restructuring. Principal limitations under the Tax Sharing and Indemnification Agreement on the Company's actions, among others, include (i) a requirement that the Company continue to conduct its business using a significant portion of the ABC Radio historical assets and (ii) for two years after the Spin-Off that the Company not enter into any agreement or transaction involving acquisition of Company stock or the issuance of shares of Company stock.

The Company is the third largest radio broadcasting company in the United States based on net broadcasting revenue. The Company owns and operates radio stations and holds Federal Communications Commission ("FCC") licenses in 27 states and the District of Columbia. Radio stations serving the same geographic area (i.e., principally a city or combination of cities) are referred to as a market. The Company aggregates the markets in which it operates into one reportable segment ("Radio Markets") as defined by SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*. The Company has a well-clustered radio station portfolio that is diversified by programming formats, geographic regions, audience demographics and advertising clients. In addition to owning and operating radio stations, we also own and operate the ABC Radio Network ("Radio Network"), which produces and distributes a variety of news and news/talk radio programming and formats. The Radio Network is a leading radio network and syndicator with approximately 4,000 station affiliates and 8,500 program affiliations and is a separate reportable segment as defined by SFAS No. 131. Our top 25 markets accounted for approximately 71% of the 2007 Radio Markets segment revenue as reported. On a pro forma basis for the year ended December 31, 2007, adjusted for the results of ABC Radio and any significant dispositions, our top 25 markets contributed approximately 76% of Radio Markets segment revenues. On a pro forma basis as discussed above, the Radio Markets segment and the Radio Network segment contributed approximately 80% and approximately 20%, respectively, of our consolidated pro forma net revenues. For additional information regarding the determination of these pro forma amounts, see Note 3 to the consolidated financial statements.

Advertising Revenue

The Radio Markets' primary source of revenue is the sale of local and national advertising. Net revenue is gross revenue less agency commissions. Radio advertising time can be purchased on a local spot, national spot or network basis. Local and national spot purchases allow an advertiser to choose a geographic market for the broadcast of commercial messages and are typically best suited for an advertiser whose business or ad campaign is in a specific geographic area. Local revenue is comprised of advertising sales made within a station's local market or region either directly with the advertiser or through the advertiser's agency. National revenue represents sales made to advertisers/agencies that are purchasing advertising for multiple markets. These sales are typically facilitated by our national representation firms, which serve as our sales agents in these transactions. In 2007, approximately 82% of our Radio Markets' net broadcast revenue was generated from the sale of local advertising, and approximately 18% was generated from the sale of national advertising. The major categories of our Radio Markets' advertisers include automotive companies, restaurants, entertainment companies, medical companies, banks, fast food chains, and grocery stores, and retail merchants. Our revenue is affected primarily by the advertising rates our radio stations charge as well as the overall demand for radio advertising time in a market. Advertising rates are based primarily on four factors:

- a radio station's audience share in the demographic groups targeted by advertisers, as measured principally by quarterly reports issued by The Arbitron Ratings Company ("Arbitron");
- the number of radio stations, as well as other form of media, in the market competing for the same demographic groups;
- the supply of, and demand for, radio advertising time; and
- the size of the market.

Each station's local sales staff solicits advertising either directly from the local advertiser or indirectly through an advertising agency. Through direct advertiser relationships, we can better understand the advertiser's business needs and more effectively design advertising campaigns to sell the advertiser's products. We employ personnel in each of our markets to assist in the production of commercials for the advertiser. In-house production, combined with effectively designed advertising, establishes a stronger relationship between the advertiser and the station cluster. National sales are made by a firm specializing in radio advertising sales on the national level, in exchange for a commission based on net revenue. We also target regional sales, which we define as sales in regions surrounding our markets, to companies that advertise in our markets through our local sales force.

Depending on the programming format of a particular station, we estimate the optimum number of advertising spots that can be broadcast while maintaining listening levels. Our stations strive to maximize revenue by managing advertising inventory. Pricing is adjusted based on local market conditions and our ability to provide advertisers with an effective means of reaching a targeted demographic group. Each of our stations has a general target level of on-air inventory. This target level of inventory may vary throughout the day but tends to remain stable over time. Much of our selling activity is based on demand for our radio stations' on-air inventory and, in general, we respond to changes in demand by varying prices rather than changing our target inventory level for a particular station. Therefore, most changes in revenue reflect demand-driven pricing changes.

A station's listenership is reflected in ratings surveys that estimate the number of listeners tuned to the station and the time they spend listening. Advertisers and advertising representatives use station ratings to consider advertising with the station. We use station ratings to chart audience levels, set advertising rates and adjust programming. The radio broadcast industry's principal ratings service is Arbitron, which publishes periodic ratings surveys for significant domestic radio markets. These surveys are our primary source of audience ratings data.

Advertising can also be sold on a network basis, which allows advertisers to target commercial messages to a specific demographic audience nationally through the Radio Network business affiliates on a cost-efficient basis compared with placing individual spots across radio station markets. The Radio Network generates substantially all of its revenue from the sale of advertising time accumulated from its affiliate stations. In exchange for the right to broadcast Radio Network programming, its affiliates remit a portion of their advertising time, and in some cases, an additional fee. This affiliate advertising is then aggregated into packages focused on specific demographic groups and sold by the Radio Network to its advertiser clients who want to reach the listeners who comprise those demographic groups on a national basis. The Radio Network also generates advertising revenue by embedding a defined number of advertising units in its syndicated programs, which it sells to advertisers at premium prices. Since the Radio Network generally sells its advertising time on a national basis rather than station by station, the Radio Network generally does not compete for advertising dollars with the stations in the Radio Markets.

In the radio broadcasting industry, seasonal revenue fluctuations are common and are due primarily to variations in advertising expenditures by local and national advertisers. As is typical in the radio broadcasting industry, we expect our revenue will be lowest in the first calendar quarter of the year, while the second and fourth calendar quarters of the year generally produce the highest revenues for the year.

Components of Expenses

Our most significant expenses associated with the Radio Markets are (1) sales costs, (2) programming expenses, (3) advertising and promotional expenses and (4) administrative and technical expenses. Our most significant expenses associated with the Radio Network are (1) sales costs, (2) production and distribution costs (including broadcast rights fees), (3) affiliate compensation, and (4) administrative expenses. We strive to control these expenses by working closely with local management and centralizing functions such as finance, accounting, legal, human resources and management information systems. We also use our multiple stations, market presence and purchasing power to negotiate favorable rates with vendors.

Depreciation and amortization of tangible and intangible assets associated with acquisitions and interest expense incurred from such acquisitions historically have been significant factors in determining our overall profitability. Intangible assets consist primarily of FCC broadcast licenses and goodwill, but also include certain other intangible assets acquired in purchase business combinations. Upon the adoption of SFAS No. 142, *Goodwill and Other Intangible Assets,* on January 1, 2002, the Company ceased amortization of goodwill and FCC licenses, which are indefinite-lived intangible assets. Other intangible assets are amortized in relation to the economic benefits of such assets over their total estimated useful lives. The Company evaluates its FCC licenses by reporting unit for possible impairment annually or more frequently if events or changes in circumstances indicate that such assets might be impaired.

The Company operates its business in two operating segments, Radio Markets and the Radio Network. Each geographic market where the Company conducts its operations within the Radio Markets segment is a reporting unit, and the Radio Network is also a reporting unit pursuant to SFAS No. 142. For purposes of testing the carrying value of the Company's FCC licenses for impairment, the fair value of FCC licenses for each reporting unit contains significant assumptions incorporating variables that are based on past experiences and judgments about future performance using industry normalized information for an average station within a market. These variables would include, but are not limited to: (1) the forecasted growth rate of each radio market, including population, household income, retail sales and other expenditures that would influence advertising expenditures; (2) market share and profit margin of an average station within a market; (3) estimated capital start-up costs and losses incurred during the early years; (4) risk-adjusted discount rate; (5) the likely media competition within the market area; and (6) expected growth rates in perpetuity to estimate terminal values. These variables on a reporting unit basis are susceptible to changes in estimates, which could result in significant changes to the fair value of the FCC licenses on a reporting unit basis. If the carrying amount of the FCC license is greater than its estimated fair value in a given market, the carrying amount of the FCC license in that market is reduced to its estimated fair value, and such reduction may have a material impact on the Company's consolidated financial condition and results of operations.

The Company's impairment testing for goodwill in each of its reporting units within its Radio Markets segment and Radio Network is also performed annually or more frequently if events or changes in circumstances indicate that such assets might be impaired. This evaluation is determined based on an income and/or market approach for each reporting unit. The market approach compares recent sales and offering prices of similar properties or businesses. The income approach uses the subject property's income generated over a specified time and capitalized at an appropriate market rate to arrive at an indication of the most probable selling price. If the carrying amount of the goodwill is greater than the estimated fair value of the respective reporting unit, the carrying amount of goodwill of that reporting unit is reduced to its estimated fair value, and such reduction may have a material impact on the Company's consolidated financial condition and results of operations.

As more fully set forth in "Critical Accounting Policies," FCC licenses and goodwill represent a substantial portion of our total assets. The fair value of FCC licenses and goodwill is primarily dependent on the future cash flows of the Radio Markets and Radio Network. If actual market conditions and operational performance for the respective reporting units underlying the intangible assets were to continue to deteriorate, or if facts and circumstances change that would more likely than not reduce the estimated fair value of the FCC licenses and goodwill for these reporting units below their adjusted carrying amounts, the Company may also be required to recognize additional non-cash impairment charges in future periods, which could have a material impact on the Company's financial condition and results of operations.

On February 6, 2006, the Company entered into the Agreement and Plan of Merger. Subsequent to entering into the Agreement and Plan of Merger, the operating results of the ABC Radio Business declined. The Agreement and Plan of Merger was subsequently amended as of November 19, 2006. On June 12, 2007, the Company completed the Merger. FCC licenses and goodwill, totaling approximately $2.8 billion, were recorded as part of the preliminary purchase price allocation and represented a substantial portion of ABC Radio's total assets. The fair value of FCC licenses and goodwill associated with the ABC Radio Business is dependent on both the future cash flows expected to be generated by the ABC Radio Business and other market conditions that impact the value a willing buyer would pay for such assets. Due to a continued deterioration in the radio marketplace, the operating results of the ABC Radio Business and the Company's stock price decline from the date of the Merger through December 31, 2007, the Company reviewed the estimated fair value of the assets acquired in connection with the Merger as of September 30, 2007, October 1, 2007 (the Company's annual impairment testing date), and December 31, 2007. For the year ended December 31, 2007, the Company recognized a non-cash impairment charge of $1,115.2 million, which is comprised of $347.8 million of FCC license impairment and $767.4 million of goodwill impairment to reduce the carrying values to their estimated fair values. If market conditions and operational performance of the respective reporting units within the ABC Radio Business were to continue to deteriorate, or if facts and circumstances change that would, more likely than not, reduce the estimated fair value of the FCC licenses and goodwill below their adjusted carrying amounts, the Company may be required to recognize additional non-cash impairment charges in future periods, which could have a material impact on the Company's financial condition and results of operations.

As a result of the overall deterioration in the radio marketplace, the operating results of the Company's other radio stations and the decline in the Company's stock price discussed above and certain reporting units being more likely than not to be disposed, the Company conducted interim impairment tests for certain of its other reporting units during the quarter ended September 30, 2007 and as of December 31, 2007, in addition to its annual impairment test as of October 1, 2007. As a result, the Company recorded a non-cash impairment charge of $476.3 million during the year ended December 31, 2007, which is comprised of $156.9 million and $319.4 million of FCC licenses and goodwill, respectively, to reduce the carrying values to their estimated fair values. If market conditions and operational performance of these respective reporting units were to continue to deteriorate, or if facts and circumstances change that would, more likely than not, reduce the estimated fair value of the FCC licenses and goodwill for these reporting units below their adjusted carrying amounts, the Company may also be required to recognize additional non-cash impairment charges in future periods, which could have a material impact on our financial condition and results of operations.

During the year ended December 31, 2007, the Company also recognized a non-cash impairment charge of $20.9 million to write down the carrying amounts to the estimated fair market value related to certain of the eleven stations that were required to be assigned to a divestiture trust upon the closing of the Merger and other radio assets for which we had definitive sales agreements.

Results of Operations

Our results of operations represent the operations of the radio stations owned or operated by us, or for which we provide sales and marketing services, during the applicable periods, and of the Radio Network. The following discussion should be read in conjunction with the accompanying consolidated financial statements and the related notes included in this report. As previously discussed, the Merger was completed on June 12, 2007, and accordingly, the Company's consolidated balance sheet as of December 31, 2007 includes an allocation to FCC licenses, for which the fair value determination is completed as of December 31, 2007, and a preliminary allocation to the fair market value of the remaining assets acquired and liabilities assumed. The final allocations of the purchase price consideration may differ significantly from the preliminary allocation. In addition, the statement of operations and cash flows of the Company include the cash flows and operations of the ABC Radio stations and network operations from June 12, 2007 through December 31, 2007. Pro forma amounts for 2007 and 2006 have been adjusted for the results of ABC Radio and any significant station dispositions. For additional information regarding the determination of these pro forma amounts, see Note 3 to the consolidated financial statements.

Historically, we have managed our portfolio of radio stations through selected acquisitions, dispositions and exchanges, as well as through the use of local marketing agreements ("LMAs") and joint sales agreements ("JSAs"). Under an LMA or a JSA, the company operating a station provides programming or sales and marketing or a combination of such services on behalf of the owner of a station. The broadcast revenue and operating expenses of stations operated by us under LMAs and JSAs have been included in our results of operations since the respective effective dates of such agreements.

Additionally, as opportunities arise, we may, on a selective basis, change or modify a station's format due to changes in listeners' tastes or changes in a competitor's format. This could have an immediate negative impact on a station's ratings, and there are no guarantees that the modification or change to a station's format will be beneficial at some future time. Our management is continually focused on these opportunities as well as the risks and uncertainties associated with any change to a station's format. We believe that the diversification of formats at our stations helps to insulate our Radio Markets from the effects of changes in the musical tastes of the public with respect to any particular format. We strive to develop strong listener loyalty as audience ratings in local markets are crucial to our stations' financial success.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Broadcasting Revenue

	December 31, 2007	December 31, 2006	$ Change
	(Amounts in millions)		
Net revenues:			
Local	$500.7	$372.7	$128.0
National	219.1	60.2	158.9
Net revenue	$719.8	$432.9	$286.9

Net broadcasting revenues for the year ended December 31, 2007 increased by approximately $286.9 million from approximately $432.9 million. The increase is driven primarily by the operating results of ABC Radio since the date of the Merger on June 12, 2007. Pro forma net revenues, as adjusted for the results of ABC Radio and any significant station dispositions, were $944.5 million for the year ended December 31, 2007 as compared to pro forma net revenues of $978.4 million during the year ended December 31, 2006, a decrease of $33.9 million, or 3.5%. The decrease in net revenues on a pro forma basis was a result of a $30.1 million decline in revenue from the Radio Markets, as well as decline in revenue at the Radio Network of $2.3 million. The decline in net revenues at the Radio Markets was primarily attributable to lower revenues in our Birmingham, AL; Washington, DC; Dallas, TX; Atlanta, GA; San Francisco, CA; Providence, RI; Tucson, AZ and Detroit, MI radio stations. On a pro forma basis, Radio Markets national revenues were down approximately 9.0% and local revenues were down approximately 2.5%. Subsequent to December 31, 2007, the Radio Markets revenues continue to remain weak.

Stock-Based Compensation Expense

Effective January 1, 2006, we adopted SFAS No. 123R, *Share Based Payment*, which requires the cost of all new grants of share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values at grant date over the requisite service period.

For the year ended December 31, 2007, the total stock-based compensation expense was $23.3 million on a pre-tax basis, with an associated tax benefit of $1.8 million, or $(0.11), net of tax, per basic share. Included in this expense amount is approximately $5.1 million of stock-based compensation expense attributable to options and restricted stock units issued in connection with the conversion of awards at the Merger closing date. The related tax benefit for the year ended December 31, 2007 includes a $3.1 million non-cash write-down of the Company's deferred tax asset for the excess stock-based compensation expense recorded over the amount of such compensation costs deductible for income tax purposes upon vesting of these stock-based awards. Also included in stock-based compensation expense for the year ended December 31, 2007 is approximately $0.3 million related to adjustments for dividends paid on nonvested shares of common stock that the Company estimates will not ultimately vest. Total stock-based compensation expense for the year ended December 31, 2006 was $17.4 million on a pre-tax basis, with an associated tax benefit of $3.8 million, or $(0.12), net of tax, per basic share. Total stock-based compensation expense recognized for the years ended December 31, 2007 and 2006 is as follows:

	December 31, 2007	December 31, 2006	$ Change
	(Amounts in millions)		
Stock-based compensation expense:			
Cost of revenues	$ 2.2	$ 1.8	$0.4
Selling, general and administrative	5.2	2.4	2.8
Corporate general and administrative	15.9	13.2	2.7
Total stock-based compensation expense:	$23.3	$17.4	$5.9

Cost of Revenues

	December 31, 2007	December 31, 2006	$ Change
	(Amounts in millions)		
Cost of revenues (exclusive of depreciation and amortization shown separately below)	$253.2	$120.3	$132.9

Cost of revenues increased by approximately $132.9 million to $253.2 million for the year ended December 31, 2007 as compared to the same period in 2006. The increase represents primarily the cost of revenues incurred in ABC Radio's operations for the period from June 12, 2007 through December 31, 2007. On a pro forma basis, cost of revenues increased by $3.3 million, or less than 1%, during the year ended December 31, 2007 from $354.4 million for the year ended December 31, 2006 to $357.7 million during the year ended December 31, 2007.

Selling, General and Administrative

	December 31, 2007	December 31, 2006	$ Change
	(Amounts in millions)		
Selling, general and administrative expenses	$197.1	$126.6	$70.5

Selling, general and administrative expenses for the year ended December 31, 2007 increased approximately $70.5 million to $197.1 million from $126.6 million in the year ended December 31, 2006, largely resulting from the costs incurred by the ABC Radio Business from June 12, 2007 through December 31, 2007. On a pro forma basis, selling, general and administrative expenses increased by $2.0 million, or less than 1%, from $249.8 million for the year ended December 31, 2006 to $251.8 million during the year ended December 31, 2007.

Corporate General and Administrative Expenses

	December 31, 2007	December 31, 2006	$ Change
	(Amounts in millions)		
Corporate general and administrative expenses	$44.6	$30.3	$14.3

Corporate general and administrative expenses increased $14.3 million, from $30.3 million during the year ended December 31, 2006 to $44.6 million for the year ended December 31, 2007. We incurred an increase of $2.7 million in stock-based compensation expense and related compensation costs of $1.8 million, higher overall salaries, professional fees and technology connectivity costs related to the integration of ABC Radio and payroll taxes associated with the Special Distribution paid on nonvested shares of stock-based awards

Depreciation and Amortization

	December 31, 2007	December 31, 2006	$ Change
	(Amounts in millions)		
Depreciation and amortization:			
Depreciation	$15.0	$15.5	$(0.5)
Amortization	15.7	1.2	14.5
Total depreciation and amortization	$30.7	$16.7	$14.0

Depreciation and amortization expense was $30.7 million during the year ended December 31, 2007, compared to $16.7 million for the year ended December 31, 2006. This increase in depreciation and amortization is primarily attributable to the approximately $15.2 million of amortization expense recognized on definite-lived intangible assets acquired by the Company in connection with the Merger. This increase is partially offset by a reduction in depreciation expense related to the Company's towers, transmitters and studio equipment that were recorded as part of the acquisition of the Company in June 2001 as these assets were substantially fully depreciated during 2006. Exclusive of any significant station acquisitions or dispositions and any significant change in the purchase price allocation of ABC Radio, depreciation and amortization expense for the Company is expected to increase to approximately $37.1 million for the year ending December 31, 2008.

Intangible assets presented in the accompanying consolidated balance sheet as of December 31, 2007 reflect a preliminary allocation to ABC Radio assets acquired, including FCC licenses and goodwill, which are not subject to amortization, and customer-related intangible assets that are being amortized in relation to the economic benefits of such asset over a total estimated useful life of approximately seven years. The fair value of FCC licenses acquired has been completed as of December 31, 2007, and the Company will finalize the determination of the fair market value of the remaining assets acquired and liabilities assumed, and the allocation of the purchase price consideration by the second quarter of 2008. Pursuant to SFAS No. 141, other intangible assets shall be recognized if they (i) arise from contractual or other legal rights, regardless of whether those rights are transferable or separable from the ABC Radio Business or from other rights and obligations, or (ii) can be separated or divided from the ABC Radio Business and sold, transferred, licensed, rented, or exchanged, regardless of whether there is an intent to do so. In addition, other intangible assets that may be recognized include trademarks and trade names, customer-related intangible assets, such as backlog, and contract-based intangible assets, such as advertising contracts, affiliation agreements, lease agreements, or broadcast programming rights. By the second quarter of 2008, the Company will determine the final allocation of the purchase price based on the estimated fair value of assets acquired and liabilities assumed as of the closing date of the Merger. Since the other intangible assets discussed above are expected to have definite lives and would be subject to amortization, amortization expense recognized in periods subsequent to the closing of the Merger is expected to increase, which could have a material impact on the Company's financial condition and results of operations after the Merger. The Company estimates that for every $100 million of definite-lived intangible assets that are acquired, amortization expense would increase by approximately $20 million to $33 million annually, and net income would decrease by approximately $12 million to $20 million annually, based on estimated useful lives of such intangibles of three to five years and the straight-line method of amortization. Every additional $100 million of definite-lived intangible assets with useful lives similar to the customer-related intangible assets discussed at Note 6 to the accompanying consolidated financial statements would be expected to increase amortization by approximately $29 million in the first twelve months after acquisition.

Asset Impairment and Disposal Charges

	December 31, 2007	December 31, 2006	$ Change
	(Amounts in millions)		
Asset impairment and disposal charges	$1,612.4	$174.0	$1,438.4

On February 6, 2006, the Company entered into the Agreement and Plan of Merger. Subsequent to entering into the Agreement and Plan of Merger, the operating results of the ABC Radio Business declined. The Agreement and Plan of Merger was subsequently amended as of November 19, 2006. On June 12, 2007, the Company completed the Merger. FCC licenses and goodwill, totaling approximately $2.8 billion were recorded as part of the preliminary purchase price allocation and represented a substantial portion of ABC Radio's total assets. The fair value of FCC licenses and goodwill associated with the ABC Radio Business is dependent on both the future cash flows expected to be generated by the ABC Radio Business and other market conditions that impact the value a willing buyer would pay for such assets. Due to a continued deterioration in the radio marketplace, the operating results of the ABC Radio Business and the Company's stock price decline from the date of the Merger through December 31, 2007, the Company reviewed the estimated fair value of the assets acquired in connection with the Merger as of September 30, 2007, October 1, 2007 (the Company's annual impairment testing date), and December 31, 2007. For the year ended December 31, 2007, the Company recognized a non-cash impairment charge of $1,115.2 million, which is comprised of $347.8 million of FCC license impairment and $767.4 million of goodwill impairment to reduce the carrying values to their estimated fair values. If market conditions and operational performance of the respective reporting units within the ABC Radio Business were to continue to deteriorate, or if facts and circumstances change that would, more likely than not, reduce the estimated fair value of the FCC licenses and goodwill below their adjusted carrying amounts, the Company may be required to recognize additional non-cash impairment charges in future periods, which could have a material impact on the Company's financial condition and results of operations.

As a result of the overall decline in the radio marketplace, the operating results of the Company's other radio stations and the decline in the Company's stock price discussed above and certain reporting units being more likely than not to be divested, the Company conducted interim impairment tests for certain of its other reporting units during the quarter ended September 30, 2007 and as of December 31, 2007, in addition to its annual impairment test as of October 1, 2007. As a result, the Company recorded a non-cash impairment charge of $476.3 million during the year ended December 31, 2007, which is comprised of $156.9 million and $319.4 million of FCC licenses and goodwill, respectively, to reduce the carrying values to their estimated fair values. If market conditions and operational performance of these respective reporting units were to continue to deteriorate, or if facts and circumstances change that would, more likely than not, reduce the estimated fair value of the FCC licenses and goodwill for these reporting units below their adjusted carrying amounts, the Company may also be required to recognize additional non-cash impairment charges in future periods, which could have a material impact on the Company's financial condition and results of operations. For further discussion see "Critical Accounting Policies" section below.

During the year ended December 31, 2007, we also recognized a non-cash impairment charge of $20.9 million to write down the carrying amounts to the estimated fair market value related to certain of the eleven stations that were required to be assigned to a divestiture trust upon the closing of the Merger and other radio assets for which we had definitive sales agreements.

During the year ended December 31, 2006, the Company conducted an interim impairment test as a result of station dispositions in two markets becoming more likely than not and a change in management's outlook of the expected growth in certain markets. Further, the Company conducted its annual impairment test of its indefinite-lived intangible assets pursuant to SFAS No. 142. As a result of the interim and annual impairment tests conducted, the Company recorded a non-cash asset impairment charge of $174.0 million on a pre-tax basis during the year ended December 31, 2006 for the write down of the carrying value of the recorded FCC licenses and goodwill.

Operating Loss

	December 31, 2007	December 31, 2006	$ Change
	(Amounts in millions)		
Operating loss	$(1,415.8)	$(35.2)	$(1,380.6)

Operating loss increased approximately $1,380.6 million for the year ended December 31, 2007 from $35.2 million for the year ended December 31, 2006. The increased loss in 2007 is primarily the result of an increase in asset impairment and disposal charges of approximately $1,438.4 million. The asset impairment and disposal charges are related to a continued deterioration in the radio marketplace, the operating results of the ABC Radio Business and the Company's other radio stations and to a decline in the Company's stock price from the date of the Merger through December 31, 2007. Operating loss for the year ended December 31, 2007 includes $1,612.4 million non-cash impairment and disposal charges to write down the carrying values of FCC licenses and goodwill acquired in connection with the ABC Radio transaction and certain of our other FCC licenses and goodwill. Operating loss was also impacted by an increase in depreciation and amortization of $9.3 million and an increase of $2.2 million in corporate general and administrative costs, offset by the operations of the ABC Radio stations and Network acquired on June 12, 2007. Operating loss for the year ended December 31, 2006 reflects a non-cash impairment charge of $174.0 million to reduce the carrying amounts of goodwill and indefinite-lived intangible assets for certain of our markets to their respective estimated fair values.

Interest Expense, Net

	December 31, 2007	December 31, 2006	$ Change
	(Amounts in millions)		
Interest expense, net	$100.7	$32.9	$67.8

Interest expense increased to $100.7 million for the year ended December 31, 2007 from $32.9 million for the year ended December 31, 2006, an increase of $67.8 million. The increase in net interest expense was primarily the result of the interest incurred on the increased borrowings under the Company's new Senior Credit and Term Facility as a result of the Merger and the payment of the Special Distribution as of the closing of the transaction. Interest expense is expected to continue to increase during the year ending December 31, 2008 as compared to the expense incurred during the year ended December 31, 2007 based on the significant increase in financing obtained in conjunction with the Merger.

Refer to Item 3. "Legal Proceedings" above for a detailed discussion of the status of interest expense expected to be incurred on the convertible subordinated notes.

Income Tax Benefit

	December 31, 2007	December 31, 2006	$ Change
	(Amounts in millions)		
Income tax benefit	$(231.8)	$(20.1)	$(211.7)

For the year ended December 31, 2007, the Company recognized tax benefit of approximately $231.8 million based on a loss before income taxes of approximately $1,517.1 million. Excluding the asset impairment and disposal charge of $1,612.4 million and the tax benefit associated with this charge of approximately $284.6 million, which was adversely impacted by the write-off of non-deductible goodwill, income before taxes would have been approximately $95.3 million and tax expense would have been approximately $52.8 million, resulting in an effective tax rate of 55%. The Company's effective tax rate differs from the federal tax rate of 35% as a result of a $3.1 million non-cash write down of the Company's deferred tax asset (as further discussed below), $3.2 million state income tax expense, net of federal benefit, resulting from an increase in the Company's effective state tax rate upon the completion of the Merger as a result of a change in the jurisdictions in which the Company conducts business, certain non-deductible compensation costs, and other non-deductible expenses. In the first quarter of 2007, the compensation committee of the Company's board of directors determined that specified performance goals were achieved for certain of the outstanding stock-based awards. In addition, time-vesting restricted shares vested during the year ended December 31, 2007, and the Company recognized a $3.1 million non-cash write down of its deferred tax asset for the excess of stock-based compensation expense recorded over the amount of such compensation costs deductible for income tax purposes upon vesting of the stock based awards.

The income tax benefit for the year ended December 31, 2006 was primarily the result of the approximately $67.3 million deferred tax benefit related to the asset impairment. This benefit was adversely impacted by the write-off of non-deductible goodwill. Excluding the effects of the asset impairment, the effective tax rate for the year ended December 31, 2006 is 45%. The effective tax rate in 2006, exclusive of the effects of the asset impairment differs from the federal rate of 35% primarily due to state taxes, non-deductible compensation and other non-deductible expenses.

Generally for tax purposes, the Company is expected to be entitled to a tax deduction, subject to certain limitations, based on the fair value of the underlying equity awards when the restrictions lapse or stock options are exercised. As of December 31, 2007, the Company has $14.6 million in deferred tax assets related to such equity awards. The underlying fair value of equity awards since the date of grant have declined in value and the Company does not have an available additional paid-in capital pool (as defined pursuant to SFAS No. 123R). Accordingly, absent a subsequent recovery of the underlying fair value of equity awards, when the restrictions lapse or the stock options are exercised or expire, the Company may be required to immediately recognize a non-cash write down of the deferred tax asset, which may be material to the consolidated results of operations, for the tax effect of the compensation cost previously recognized in the financial statements to the amount that is realized.

Based on non-cash stock-based compensation expense recognized and the distribution of fully vested stock units with deferred distribution dates (the "Undelivered Shares") in the first quarter of 2008, the Company expects to recognize a non-cash write-down of its deferred tax asset in the amount of approximately $7.0 million. Additional non-cash write-downs of the Company's deferred tax assets related to the non-cash stock-based compensation may be required in future periods as the stock awards vest or expire.

As a result of the Merger described at Note 1, the Company has had a greater than 50% change in control and therefore Internal Revenue Code Section 382 limits the annual amount of net operating losses that can be utilized by the Company. The annual limitation is approximately $27.1 million plus any unrealized built-in gains and, assuming no future ownership changes, the Company expects to fully utilize existing net operating loss carryforwards within the available carryforward periods. However, if a future change in control under Section 382 occurs, the Company's net operating losses could incur additional limitations. The Company will continue to evaluate the deferred tax asset based on the operations of the Company and any ownership changes under Section 382 to determine whether a change in the valuation allowance will be required to reduce the deferred tax asset to the amount that is more likely than not to be realized.

On January 1, 2007, the Company adopted the provisions of FIN 48. As a result of the implementation of FIN 48, the Company adjusted the estimated value of its uncertain tax positions by recognizing an additional estimated reduction in its deferred tax assets of approximately $5.1 million, of which approximately $3.0 million was recorded as an adjustment to the opening balance of accumulated deficit as of January 1, 2007, and approximately $2.1 million was recorded as an increase to goodwill related to uncertain tax positions from a prior acquisition.

Net Loss

Net loss increased to $1,285.2 million, or $(6.61) per basic share for the year ended December 31, 2007 compared to a net loss of $48.0 million, or $(0.43) per basic share, for the year ended December 31, 2006 as a result of the factors described above. Included in net loss for the year ended December 31, 2007 was a non-cash asset impairment of $1,327.8 million, net of tax, or $(6.83) per basic share, and $21.5 million of stock-based compensation expense, net of tax, or $(0.11) per basic share. Included in net loss for the year ended December 31, 2006 was a non-cash asset impairment of $106.7 million, net of tax, or $(0.96) per basic share, related to the valuation of the Company's FCC licenses and goodwill, approximately $13.7 million of stock-based compensation expense, net of tax, or $(0.12) per basic share, and approximately $2.7 million of expenses relating to the FCC's investigation of the Company's activities in the areas of sponsorship identification, net of tax, or $(0.02) per basic share.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Revenue

	December 31, 2006	December 31, 2005	$ Change	% Change
	(Amounts in millions)			
Net revenues:				
Local	$372.7	$363.1	$ 9.6	2.6%
National	60.2	56.8	3.4	6.0%
Net broadcasting revenue	$432.9	$419.9	$13.0	3.1%

Net revenues for the year ended December 31, 2006 were $432.9 million compared with $419.9 million for the year ended December 31, 2005, an increase of $13.0 million, or 3.1%. The increase in revenues was primarily due to higher revenues at the Company's stations, including stations in Modesto, CA, Boise, ID, Salt Lake City, UT, and Albuquerque, NM, offset by lower revenues in certain markets, including Baton Rouge, LA, Nashville, TN, and Worcester, MA. Increased ratings positively impacted revenue at a number of our stations, and an increase in political revenues also contributed to higher revenue in 2006 as compared to 2005.

Adoption of SFAS No. 123R and Non-Cash Stock-Based Compensation Expense

Effective January 1, 2006, we adopted SFAS No. 123R, *Share Based Payment*, using the modified prospective approach. SFAS No. 123R replaces SFAS No. 123, *Accounting for Stock-Based Compensation*, and supersedes Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*. SFAS No. 123R requires the cost of all new grants of share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value at grant date, or the date of later modification, over the requisite service period. In addition, SFAS No. 123R requires unrecognized cost (based on the amounts previously disclosed in pro forma footnote disclosures) related to options vesting after the date of initial adoption to be recognized in the financial statements over the remaining requisite service period.

For the year ended December 31, 2006, the total share-based compensation expense was $17.4 million on a pre-tax basis, with an associated tax benefit of $3.8 million, or $(0.12), net of tax, per basic share. Total unrecognized, pre-tax compensation cost related to nonvested stock options of the Company as of December 31, 2006 was approximately $2.7 million. This cost is expected to be recognized over a weighted average period of approximately two years. Total unrecognized, pre-tax compensation cost related to nonvested shares of the Company as of December 31, 2006 was approximately $20.0 million measured pursuant to SFAS No. 123R and is being recognized over the requisite service period or the performance period of the award, which is expected to be approximately two to three years.

The total impact of the adoption of SFAS No. 123R and total stock-based compensation expense recognized for the years ended December 31, 2006 and 2005 is as follows:

	December 31, 2006	December 31, 2005	$ Change
	(Amounts in millions)		
Non-cash stock-based compensation expense:			
Cost of revenues	$ 1.8	$—	$ 1.8
Selling, general and administrative	2.4	—	2.4
Corporate general and administrative	13.2	3.4	9.8
Total non-cash stock-based compensation expense:	$17.4	$ 3.4	$14.0

Cost of Revenues

	December 31, 2006	December 31, 2005	$ Change	% Change
		(Amounts in millions)		
Cost of revenues (exclusive of depreciation and amortization shown separately below)	$120.3	$114.7	$5.6	4.9%

Cost of revenues increased by $5.6 million, or 4.9%, to $120.3 million for the year ended December 31, 2006, as compared to $114.7 million for the year ended December 31, 2005 due in part to approximately $1.8 million of non-cash stock-based compensation expenses as discussed above. The remainder of the increase was primarily attributable to higher programming, technical and advertising and promotion costs at our existing stations.

Selling, General and Administrative

	December 31, 2006	December 31, 2005	$ Change	% Change
		(Amounts in millions)		
Selling, general and administrative expenses	$126.6	$122.7	$3.9	3.2%

Selling, general and administrative expenses increased by $3.9 million, or 3.2%, to $126.6 million for the year ended December 31, 2006, from $122.7 million for the year ended December 31, 2005. The most significant increase was $2.4 million of non-cash stock-based compensation expense recognized pursuant to SFAS No. 123R, as well as increased sales costs related to increased revenues.

Corporate General and Administrative Expenses

	December 31, 2006	December 31, 2005	$ Change	% Change
		(Amounts in millions)		
Corporate general and administrative expenses	$30.3	$15.4	$14.9	96.8%

Corporate general and administrative expenses were $30.3 million for the year ended December 31, 2006, an increase of $14.9 million, or 96.8%, as compared to $15.4 million for the year ended December 31, 2005. This increase was largely due to the $9.8 million increase of non-cash stock-based compensation expense recognized pursuant to SFAS No. 123R relating to grants of stock-based awards made to certain executives, employees and members of the board of directors, $3.1 million relating to the FCC's investigation of the Company's activities in the area of sponsorship identification, and increased legal and other professional fees. The Company expects the amounts of corporate general and administrative expenses in future periods will be higher than in the current year as a result of the payments to one of the Company's senior executive officers for the tax differential between ordinary income and dividend income tax rates during the years ended December 31, 2007 and 2008, in respect of dividends and distributions, if any, the senior executive officer receives in respect of certain unvested equity awards, as well as potential additional grants of non-cash stock-based equity awards, if any, and the expected increase in staffing in connection with the anticipated Merger with ABC Radio.

Asset Impairment

During the year ended December 31, 2006, the Company conducted an interim impairment test as a result of station dispositions in two markets becoming more likely than not and a change in management's outlook of the expected growth in certain markets. Further, the Company conducted its annual impairment test of its indefinite-lived intangible assets pursuant to SFAS No. 142. As a result of the interim and annual impairment tests conducted, the Company recorded a non-cash asset impairment of $174.0 million on a pre-tax basis during the year ended December 31, 2006 for the write-down of the carrying value of the recorded FCC licenses and goodwill. If actual market conditions are less favorable than those projected by the industry or us, including the expected economic recovery in our New Orleans market from the effects of Hurricane Katrina, or if an event occurs or circumstances change that would, more likely than not, reduce the fair value of our FCC licenses or goodwill below the amounts reflected in the balance sheet, we may be required to recognize impairment charges in future periods, which could have a material impact on our financial condition and results of operations. For further discussion see "Critical Accounting Policies" section below.

Depreciation and Amortization

	December 31, 2006	December 31, 2005	$ Change	% Change
	(Amounts in millions)			
Depreciation and amortization:				
Depreciation	$15.5	$20.1	$(4.6)	-22.9%
Amortization	1.2	2.2	(1.0)	-45.5%
Total depreciation and amortization	$16.7	$22.3	$(5.6)	-25.1%

Depreciation and amortization expense of $16.7 million for the year ended December 31, 2006 decreased $5.6 million, or 25.1%, from $22.3 million for the year ended December 31, 2005. This decrease in depreciation and amortization is primarily due to a reduction in depreciation expense related to the Company's towers, transmitters and studio equipment that were recorded as part of the acquisition of the Company in June 2001 as these assets are now substantially fully depreciated. Depreciation and amortization expense, exclusive of any significant station acquisitions or dispositions, is expected to decrease in 2007 to approximately $12.0 million as a result of the substantially fully depreciated assets.

Operating Loss

Operating loss was $35.2 million for the year ended December 31, 2006, a decrease of $178.6 million as compared to operating income of $143.4 million for the year ended December 31, 2005. This decrease was primarily attributable to the non-cash asset impairment charge of $174.0 million, the increase of non-cash stock-based compensation of $14.0 million, and the $3.1 million relating the FCC's investigation of the Company's activities in the area of sponsorship identification, offset by an increase of $13.0 million in revenues and a decrease of $5.6 million in depreciation and amortization.

Interest Expense, Net

	December 31, 2006	December 31, 2005	$ Change	% Change
		(Amounts in millions)		
Interest expense, net	$32.9	$21.1	$11.8	55.9%

Net interest expense was $32.9 million for the year ended December 31, 2006, an increase of $11.8 million, or 55.9%, as compared to $21.1 million for the year ended December 31, 2005. The increase in net interest expense was primarily due to the higher interest rates under Citadel Broadcasting's senior credit facility during the year ended December 31, 2006 as compared to the year ended December 31, 2005 and Citadel Broadcasting's overall increase in outstanding borrowings under its senior credit facility. The increase in outstanding borrowings was primarily the result of the repurchase of shares of outstanding common stock of the Company pursuant to its stock repurchase program during the year. The Company's stock repurchase program may result in additional borrowings under Citadel Broadcasting's senior credit facility, and this, in addition to higher overall interest rates, is expected to cause interest expense incurred during 2007 to continue to be higher than comparable prior year periods.

As more fully discussed in Item 3. "Legal Proceedings" above, we have received letters from an attorney claiming to represent holders of more than $109 million of the principal amount of our convertibles subordinated notes that purported to be a notice of default under the indenture governing the convertible subordinated notes. The letters allege that events of default have arisen and continue to arise from the ABC Radio Merger Agreement and other agreements relating to the ABC transaction. If any of the events described in the letters were to be an event of default and were to be continuing, subject to the terms and conditions of the indenture, the trustee under the indenture or holders of at least 25% in aggregate principal amount of the outstanding convertible subordinated notes could declare the principal of and accrued interest on all convertible subordinated notes to be due and payable, and there could be an event of default under Citadel Broadcasting's senior credit facility. In the event we were required to refinance our convertible subordinated notes, we would expect our interest expense to increase significantly.

Additionally, in the event the Company completes the Merger described in the "Overview" section above, the Company expects to refinance Citadel Broadcasting's senior credit facility with the proceeds of the debt financing expected to be provided under the commitment described more fully in the "Liquidity and Capital Resources" section below, which will result in substantially higher interest expense in future periods as a result of the increase in indebtedness resulting from the Merger.

Income Tax (Benefit) Expense

	December 31, 2006	December 31, 2005	$ Change
		(Amounts in millions)	
Income tax (benefit) expense	$(20.1)	$52.5	$(72.6)

Income tax benefit for the year ended December 31, 2006 was $20.1 million compared to income tax expense for the year ended December 31, 2005 of $52.5 million. Income tax benefit for the year ended December 31, 2006 was primarily due to the deferred tax benefit related to the asset impairment. This benefit was adversely impacted by a partial write-off of non-deductible goodwill as a result of the asset impairment. Excluding the effects of the asset impairment, the effective tax rate for the year ended December 31, 2006 is 45%. The effective tax rate in 2006, exclusive of the effects of the asset impairment, differs from the federal tax rate of 35% primarily due to the state taxes and non-deductible compensation and other expenses. The effective tax rate of approximately 43% for the year ended December 31, 2005 differed from the federal tax rate of 35% as a result of state taxes and non-deductible expenses.

Generally for tax purposes, the Company is expected to be entitled to a tax deduction, subject to certain limitations, based on the fair value of the underlying equity awards when the restrictions lapse or stock options are exercised. Through December 31, 2006, the Company has recognized pre-tax compensation cost of $61.4 million and $20.4 million in related deferred tax assets for such awards on a cumulative basis. As of December 31, 2006, the underlying fair value of equity awards since the date of grant have declined in value and, based on a preliminary analysis, the Company does not have an available additional paid-in capital pool (as defined pursuant to SFAS No. 123R). Accordingly, absent a subsequent recovery of the underlying fair value of equity awards, when the restrictions lapse or the stock options are exercised or expire, the Company may be required to immediately recognize a non-cash write down of the deferred tax asset, which may be material to the consolidated results of operations, for the tax effect of the compensation cost previously recognized in the financial statements to the amount that is realized.

In the first quarter of 2007, the compensation committee of the Company's board of directors determined that specified performance goals were met for the 2006 performance period. Based on non-cash stock-based compensation expense recognized and the expected tax benefit associated with the vesting of performance-vesting shares and the distribution of fully vested stock units with deferred distribution dates (the "Undelivered Shares") in the first quarter of 2007, the Company expects to recognize a non-cash write-down of its deferred tax asset in the amount of approximately $2.8 million. Additional non-cash write-downs of the Company's deferred tax assets related to the non-cash stock-based compensation may be required in future periods as the stock awards vest or expire.

As more fully disclosed in the Company's notes to the consolidated financial statements, the Company has recognized a deferred tax asset for certain net operating loss carryforwards for federal and state income tax purposes. In the event that the Company completes the Merger described in the "Overview" section above, certain restrictions pursuant to section 382 of the Internal Revenue tax code may limit the combined company's ability to subsequently utilize these tax attributes following the Merger. Upon completion of the Merger, the Company will evaluate the deferred tax asset based on operations of the combined company and determine whether a change in the valuation allowance is required.

The Company's state tax rate could also increase subsequent to the closing date of the Merger as a result of a change in the jurisdictions in which the combined company will conduct its business. As a result, upon completion of the Merger, we will assess whether a higher state tax rate will be required to be applied to the combined company's taxable income, which could increase the Company's effective tax rate and cash taxes on a prospective basis. In addition, as of the closing date of the Merger, we will also evaluate whether to recognize immediately in earnings the change, if any, in the state deferred tax rate expected to be applied to our existing net taxable temporary differences.

Net (Loss) Income

As a result of the factors described above, our net loss was $48.0 million for the year ended December 31, 2006 compared to income of $69.8 million for the year ended December 31, 2005. Included in net loss for the year ended December 31, 2006 was a non-cash asset impairment of $106.7 million, net of tax, or $(0.96) per basic share, related to the valuation of the Company's FCC licenses and goodwill, approximately $13.7 million of non-cash stock-based compensation expense, net of tax, or $(0.12) per basic share, and approximately $2.7 million of expenses relating to the FCC's investigation of the Company's activities in the areas of sponsorship identification, net of tax, or $(0.02) per basic share. Included in net income for the year ended December 31, 2005 was approximately $2.1 million of non-cash stock-based compensation expenses, net of tax, or $(0.02) per basic share. The Company has valued its obligation to settle dividends in cash upon conversion of its convertible subordinated notes. This derivative instrument is measured at its estimated fair value using the Black-Scholes option pricing model and is recorded as a liability. At each subsequent reporting date, the Company measures the estimated fair value of the derivative financial instrument, and any increase or decrease in the estimated fair value of the derivative liability is recognized immediately in earnings. The underlying valuation assumptions used to measure the estimated fair value of derivative financial instrument liability are susceptible to changes in estimates. These changes in estimates may result in a significant fluctuation in the fair value of the derivative financial instrument liability and may give rise to a significant fluctuation in net income.

Net (Loss) Income Per Share

As a result of the decrease in net income discussed above, basic income per share decreased by approximately $1.02, from income per basic share of $0.59 for the year ended December 31, 2005 to loss per share of $(0.43) for the year ended December 31, 2006. Basic net (loss) income per share is computed by dividing net (loss) income available to common stockholders by the weighted average number of common shares outstanding. For the year ended December 31, 2005, diluted net income per share is computed in the same manner as basic net income per share after assuming the issuance of common stock for all potentially dilutive equivalent shares. The diluted shares outstanding for the year ended December 31, 2005 include additional shares of approximately 2.0 million due to outstanding stock options and approximately 13.0 million related to our convertible notes.

Segment Results of Operations

The Company presents segment operating income before depreciation and amortization ("Segment OIBDA"), which is a non-GAAP measure, as a primary measure of profit and loss for its operating segments in accordance with SFAS No. 131. The Company believes the presentation of Segment OIBDA is relevant and useful for investors because it allows investors to view segment performance in a manner similar to a primary method used by the Company's management and enhances their ability to understand the Company's operating performance. The reconciliation of Segment OIBDA to the Company's consolidated results of operations is presented at Note 18 to the consolidated financial statements.

The following tables present the Company's revenues, Segment OIBDA, segment operating income, depreciation and amortization, asset impairment and disposal charges and stock-based compensation expense by segment, for the years ended December 31, 2007 and 2006.

	Year ended December 31,	
	2007	2006
	(Amounts in millions)	
Net revenues:		
Radio Markets	$ 615.1	$ 432.9
Radio Network	109.1	—
Segment revenues	$ 724.2	$ 432.9
Intersegment revenues:		
Radio Markets	$ (4.4)	$ —
Radio Network	—	—
Total intersegment revenues	$ (4.4)	$ —
Net revenues	$ 719.8	$ 432.9
Segment OIBDA:		
Radio Markets, exclusive of related asset impairment and disposal charges shown separately below	$ 250.1	$ 184.8
Radio Network	18.0	—
Radio Markets asset impairment and disposal charges	(845.0)	(174.0)
ABC Radio—unallocated asset impairment	(767.4)	—
Corporate general and administrative	(44.6)	(30.3)
Depreciation and amortization	(30.7)	(16.7)
Other, net	3.8	1.0
Total operating loss	$(1,415.8)	$ (35.2)

	Year ended December 31,	
	2007	2006
	(Amounts in millions)	
Operating loss:		
Radio Markets, exclusive of related asset impairment and disposal charges shown separately below	$ 220.7	$ 168.1
Radio Network	16.7	—
Radio Markets asset impairment and disposal charges	(845.0)	(174.0)
ABC Radio—unallocated asset impairment	(767.4)	—
Corporate general and administrative	(44.6)	(30.3)
Other, net	3.8	1.0
Total operating loss	$(1,415.8)	$ (35.2)
Segment depreciation and amortization:		
Radio Markets	$ 29.4	$ 16.7
Radio Network	1.3	—
Total segment depreciation and amortization	$ 30.7	$ 16.7
Asset impairment and disposal charges:		
Radio Markets	$ 845.0	$ 174.0
Radio Network	—	—
ABC Radio—unallocated asset impairment	767.4	—
Total asset impairment and disposal charges	$ 1,612.4	$ 174.0
Segment stock-based compensation expense:		
Radio Markets	$ 5.7	$ 4.2
Radio Network	1.7	—
Total segment stock-based compensation expense	$ 7.4	$ 4.2

Other than the estimated fair value of FCC licenses, which has been completed as of December 31, 2007, the allocation of the purchase price of ABC Radio to assets acquired and liabilities assumed is based on a preliminary determination as of December 31, 2007. Accordingly, the non-cash impairment charge of $767.4 million to reduce the preliminary allocation of goodwill related to the purchase price for the Merger has not yet been allocated to the operating segments. See further discussion regarding the potential for additional impairment charges in future periods under the section "Results of Operations—Asset Impairment and Disposal Charges" above.

Radio Markets

	Year ended December 31,	
	2007	2006
	(Amounts in millions)	
Radio Markets—as reported		
Net revenues	$ 615.1	$ 432.9
Segment OIBDA, exclusive of related asset impairment and disposal charges shown separately below	$ 250.1	$ 184.8
Radio Markets asset impairment and disposal charges	(845.0)	(174.0)
Depreciation and amortization	(29.4)	(16.7)
Operating loss	$(624.3)	$ (5.9)
Radio Markets—pro forma		
Net revenues	$ 762.5	$ 792.6
Segment OIBDA, exclusive of related asset impairment and disposal charges shown separately below	$ 310.0	$ 350.1
Radio Markets asset impairment and disposal charges	(852.3)	(178.7)
Segment OIBDA	$(542.3)	$(171.4)

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

On an as-reported basis, Radio Markets revenue increased to $615.1 million for the year ended December 31, 2007 from $432.9 million for the year ended December 31, 2006. The increase in revenue was the result of the acquisition of ABC Radio. On a pro forma basis, Radio Markets revenue decreased $30.1 million, or 3.8%, from $792.6 million for the year ended December 31, 2006 as compared to $762.5 million for the year ended December 31, 2007. The decline in net revenues at the Radio Markets was the result of lower revenues in our Birmingham, AL; Washington, DC; Dallas, TX; Atlanta, GA; San Francisco, CA; Providence, RI; Tucson, AZ and Detroit, MI radio stations. The decreased revenues are primarily attributable to an overall decline in the total market revenues, as well as format changes in our Birmingham, AL and Minneapolis, MN markets and increased competition for our stations in Dallas, TX and Atlanta, GA. On a pro forma basis, Radio Markets national revenues were down approximately 9.0% and local revenues were down approximately 2.5%. Subsequent to December 31, 2007, the Radio Markets revenues continue to remain weak.

On an as-reported basis, Segment OIBDA was a loss of $594.9 million for the year ended December 31, 2007 as compared to income of $10.8 million for the year ended December 31, 2006. Segment OIBDA includes asset impairment and disposal charges of $845.0 million and $174.0 million for the years ended December 31, 2007 and 2006, respectively. Segment OIBDA for the year ended December 31, 2007 also includes the ABC Radio operations from the date of acquisition, June 12, 2007.

On a pro forma basis, Segment OIBDA was a loss of $542.0 million for the year ended December 31, 2007 as compared to income of $171.1 million for year ended December 31, 2006. Pro forma Segment OIBDA includes asset impairment and disposal charges of $845.0 million and $178.7 million, respectively, and stock-based compensation of $7.7 million and $8.6 million for the years ended December 31, 2007 and 2006, respectively. Segment OIBDA for the year ended December 31, 2007 was also negatively impacted by the decrease in Radio Markets net revenues discussed above.

Results for the Radio Markets segment for the year ended December 31, 2007 do not include any allocation of the non-cash impairment charge of $767.4 million discussed above because the amount has not yet been allocated to the operating segments of the ABC Radio Business. See further discussion regarding the potential for additional impairment charges in future periods under the sections "Results of Operations – Asset Impairment and Disposal Charges" above.

For additional information regarding depreciation and amortization, see Note 5 to the consolidated financial statements.

Radio Network

	Year ended December 31,	
	2007	2006
	(Amounts in millions)	
Radio Network—as reported		
Net revenues	$109.1	$ —
Segment OIBDA	$ 18.0	$ —
Depreciation and amortization	(1.3)	—
Operating income	$ 16.7	$ —
Radio Network—pro forma		
Net revenues	$189.7	$192.0
Segment OIBDA	$ 23.3	$ 23.0

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

On an as reported basis, the segment information detailed above includes the operations of the Radio Network from June 12, 2007 through December 31, 2007 as the Radio Network was acquired as part of the Company's acquisition of ABC Radio. The Company has no prior year period revenue or operating income for comparison purposes on an as reported basis as the Company has previously reported its operations as one segment, Radio Markets.

On a pro forma basis, Radio Network net revenue decreased $2.3 million, or 1.2%, from $192.0 million for the year ended December 31, 2006 to $189.7 million for the year ended December 31, 2007. The revenue decrease was due primarily to lower billing on news and information products offset by increased billing on ESPN Radio products. On a pro forma basis, Segment OIBDA increased approximately $0.3 million, or 1.3%, to $23.3 million for the year ended December 31, 2007 from $23.0 million for the year ended December 31, 2006. The increase in Segment OIBDA is primarily associated with lower affiliate station compensation, lower talent costs and lower salaries/severance due to headcount reductions that occurred in 2006 offset by the decreased revenues.

Results for the Radio Network segment for the year ended December 31, 2007 do not include any allocation of the non-cash impairment charge of $767.4 million discussed above because the amount has not yet been allocated to the operating segments of the ABC Radio Business. See further discussion regarding the potential for additional impairment charges in future periods under the sections "Results of Operations—Asset Impairment and Disposal Charges" above.

For additional information regarding depreciation and amortization, see Note 5 to the consolidated financial statements.

Liquidity and Capital Resources

Our primary sources of liquidity are cash and cash equivalents, cash provided by the operations of our Radio Markets and our Radio Network and undrawn commitments expected to be available under our Senior Credit and Term Facility (as more fully described in the "Senior Debt" section below).

Pursuant to the Tax Sharing and Indemnification Agreement with TWDC, for a period of two years, the Company may not enter into any agreement with respect to any transaction involving the acquisition of Company common stock or the issuance of shares of common stock of the Company except in certain limited instances.

As a result of the Merger, we have substantial indebtedness that may limit our ability to grow, compete, and obtain additional financing in the credit and capital markets. As of December 31, 2007, we had a total indebtedness of approximately $2.5 billion. This indebtedness is substantial in amount and could have a material impact on us. For example, these obligations could: (i) require us to dedicate a substantial portion of our cash flow from operations to debt service, thereby reducing the availability of cash flow for other purposes, including funding future expansion and ongoing capital expenditures; (ii) impair our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate or other purposes; (iii) limit our ability to compete, expand and make capital improvements; (iv) increase our vulnerability to economic downturns, limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions; and (v) limit or prohibit our ability to pay dividends and make other distributions.

Operating Activities

	December 31, 2007	December 31, 2006	$ Change
	(Amounts in millions)		
Net cash provided by operating activities	$171.9	$136.3	$35.6

Net cash provided by operating activities was $171.9 million for the year ended December 31, 2007 as compared to $136.3 million for the year ended December 31, 2006. The increase of approximately $35.6 million is a result of the operations of the ABC Radio Markets and the Radio Network from June 12, 2007 through December 31, 2007, offset by an increase in cash interest payments.

Investing Activities

	December 31, 2007	December 31, 2006	$ Change
	(Amounts in millions)		
Net cash used in investing activities	$(1.6)	$(41.5)	$39.9

Net cash used in investing activities for the year ended December 31, 2007 of $(1.6) million consists primarily of proceeds from the sale of radio stations and the sale of certain other assets of $35.1 million offset by $23.1 million in Merger acquisition costs and $12.3 million in capital expenditures. Net cash used in investing activities for the year ended December 31, 2006 of $41.5 million consists primarily of $17.7 million in cash paid to acquire stations, $9.7 million for the purchase of a note receivable and $11.8 million in capital expenditures.

Financing Activities

	December 31, 2007	December 31, 2006	$ Change
	(Amounts in millions)		
Net cash provided by (used in) financing activities	$26.2	$(95.2)	$121.4

Net cash provided by financing activities was $26.2 million for the year ended December 31, 2007, compared to net cash used in financing activities of $95.2 million during the year ended December 31, 2006. The increase in cash provided by financing activities included the (i) proceeds from senior credit and term agreement entered into as of June 12, 2007 and borrowings under Citadel Broadcasting Company's previous senior credit facility of approximately $2,175.0 million, (ii) the repayment of the ABC Radio Debt and related interest of $1,351.9 million, (iii) the repayment of Citadel Broadcasting Company's previous senior credit facility of $441.0 million, (iv) the payment of dividends and the Special Distribution to pre-merger stockholders of approximately $296.8 million and (v) the payment of $33.6 million in debt issuance costs associated with the new senior credit and term agreement.

During the year ended December 31, 2006, Citadel Broadcasting Company increased its net borrowings under its senior credit facility by $78.5 million, primarily as the result of the repurchase of shares of outstanding common stock of the Company, and we repurchased shares of our common stock for an aggregate amount of approximately $90.7 million and paid dividends of approximately $82.7 million to holders of our common stock.

On June 29, 2004 and November 3, 2004, our board of directors authorized us to repurchase up to $100.0 million and $300.0 million, respectively, of our outstanding common stock. During the year ended December 31, 2007, we entered into agreements to repurchase approximately 1.2 million shares of our common stock for an aggregate amount of approximately $11.7 million, which was paid in cash. In addition, we acquired approximately 0.9 million shares of common stock for approximately $8.9 million during the year ended December 31, 2007, primarily through transactions related to the vesting of previously awarded nonvested shares of common stock. Upon vesting, the Company withheld shares of stock in an amount sufficient to pay the employee's minimum statutory tax withholding rates required by the relevant tax authorities. During the year ended December 31, 2006, we entered into agreements to repurchase approximately 5.2 million shares of our common stock for an aggregate amount of approximately $58.8 million and paid approximately $90.7 million for repurchases settled during 2006.

During the year ended December 31, 2006, we completed acquisitions of six radio stations for an aggregate cash purchase price of approximately $17.7 million. We funded these acquisitions through cash flows from operating activities and borrowings under Citadel Broadcasting's senior credit facility.

In addition to debt service, our principal liquidity requirements are for working capital, general corporate purposes, capital expenditures, and acquisitions of additional radio stations. Our capital expenditures totaled $12.3 million during the year ended December 31, 2007, as compared to $11.8 million during the year ended December 31, 2006. For the year ending December 31, 2008, the Company estimates that capital expenditures necessary for our existing facilities will be approximately $15 million to $20 million. We believe that cash flows from our Radio Markets and our Radio Network operating activities, together with availability under our new credit and term facility described below, should be sufficient for us to fund our current operations for at least the next 12 months.

To the extent we require additional capital to fund our capital expenditures, pending or future acquisitions, dividends, or any of our other contractual or commercial commitments, we intend to seek additional funding in the credit markets, and there can be no assurance that we will be able to obtain financing on terms acceptable to us. In addition, as described under Item 1A. "Risk Factors" above, if our convertible subordinated notes were to become due and payable, we would need to obtain additional financing, and there can be no assurance that we would be able to do so on terms acceptable to the Company.

The Separation Agreement contains a post-closing deferred purchase price adjustment ("Working Capital Adjustment") that is payable to TWDC once the parties have agreed on the amount. As of December 31, 2007, the Company estimates the amount payable under the Working Capital Adjustment will be between $15 million and $20 million and expects payment to be made prior to the second quarter of 2008.

With the completion of the Merger, we intend to focus our attention on our stations in the larger markets and may seek opportunities, if available, to divest some of our stations. We are required to divest eleven stations that exceed the applicable ownership limits. We assigned the stations to a trust immediately upon the closing of the Merger, and the trust has completed the sale of one station in the Portland, ME market. We also completed the sale of the Ithaca, NY and Spokane, WA markets during the year ended December 31, 2007 for an aggregate cash purchase price of approximately $25.0 million. Depending on market conditions, we would expect to generate between $75 million and $175 million in gross sale proceeds over the next 12 to 24 months, which includes certain stations that are required to be divested as a result of the Merger and certain markets contemplated for sale.

As a result of the Merger and resulting evaluation of the consolidated businesses, the Company restructured and eliminated certain programming, sales and general and administrative positions within the ABC Radio Business. In accordance with EITF 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination*, the Company accrued a liability of $0.7 million of severance costs, of which $0.2 million was paid as of December 31, 2007, and the balance is expected to be paid in full during 2008. The Company is involved in ongoing assessments of the potential restructuring changes, and this process is expected to be finalized by the first quarter of 2008. The Company currently estimates that additional restructuring charges primarily related to severance costs for terminated employees of approximately $3.0 million to $5.0 million will be accrued in connection with the Merger and paid over the terms of the related agreements, if any.

Senior Debt

In connection with the Merger in June 2007, Citadel Broadcasting Corporation entered into a senior credit and term agreement that provides for $200 million in revolving loans through June 2013, $600 million term loans maturing in June 2013 ("Tranche A Term Loans"), and $1,535 million term loans maturing in June 2014 ("Tranche B Term Loans") (collectively, the "Senior Credit and Term Facility").

Availability. The amount available of revolving loans under the Senior Credit and Term Facility at December 31, 2007 was $198.6 million.

Interest. At our election, interest on outstanding principal for the revolving loans and Tranche A Term Loans accrues at a rate based on either: (a) the greater of (1) the Prime Rate in effect; or (2) the Federal Funds

Rate plus 0.5% plus, in each case, a spread that ranges from 0.00% to 0.50%, depending on our leverage ratio; or (b) the Eurodollar rate plus a spread that ranges from 0.75% to 1.50%, depending on our leverage ratio.

For the outstanding principal for Tranche B Term Loans, we may elect interest to accrue at a rate based on either: (a) the greater of (1) the Prime Rate in effect; or (2) the Federal Funds Rate plus 0.5% plus, in each case, a spread that ranges from 0.50% to 0.75%, depending on our leverage ratio; or (b) the Eurodollar rate plus a spread that ranges from 1.50% to 1.75%, depending on our leverage ratio.

Maturity and Amortization. Principal on the Tranche A Term Loans is payable in consecutive quarterly installments on the last day of each fiscal quarter, commencing on September 30, 2010, with final maturity on June 12, 2013 as follows:

Payment Dates	Payment Amount (In thousands)
September 30, 2010, December 31, 2010, March 31, 2011, June 30, 2011	$ 15,000
September 30, 2011 December 31, 2011, March 31, 2012, June 30, 2012	$ 22,500
September 30, 2012, December 31, 2012, March 31, 2013, June 12, 2013	$112,500

Principal on the Tranche B Term Loans is payable in 15 consecutive quarterly installments of approximately $3.8 million, due on the last day of each fiscal quarter, commencing on September 30, 2010, with the final maturity of $1,477.4 million on June 12, 2014.

The revolving loans are due in full on June 12, 2013.

Security and Guarantees. Our operating subsidiaries guarantee the Senior Credit and Term Facility, and substantially all assets of the Company are pledged as security.

Covenants. Our Senior Credit and Term Facility contains customary restrictive non-financial covenants, which, among other things, and with certain exceptions, prohibit fundamental changes and limit our ability to incur additional indebtedness, liens and contingent obligations, enter into transactions with affiliates, sell assets, declare or pay dividends, repurchase shares of common stock of the Company, enter into sale and leaseback transactions, or make investments, loans and advancements. Our Senior Credit and Term Facility also contains a financial covenant related to the satisfaction of a consolidated maximum net leverage ratio, as more fully described therein, which is 8.5 to 1.0 through September 30, 2008, 7.75 to 1.0 through September 30, 2009, 7.25 to 1.0 through September 30, 2010 and 6.75 to 1.0 thereafter. We were in compliance with our non-financial covenants and financial covenant as of December 31, 2007.

Convertible Subordinated Notes

On February 18, 2004, we sold $330.0 million principal amount of convertible subordinated notes. The convertible subordinated notes are due 2011 and bear interest at a rate of 1.875% per annum, payable February 15 and August 15 each year. Holders may convert these notes into common stock at an initial conversion rate of 39.2157 shares of common stock per $1,000 principal amount of notes, equal to a conversion price of $25.50 per share. Pursuant to the terms of the indenture governing the convertible subordinated notes, the initial conversion rate was adjusted to 39.7456 shares of common stock per $1,000 principal amount of notes, equal to a conversion price of $25.16 per share of common stock of the Company, effective immediately after November 30, 2005, as a result of the payment to stockholders of record on November 30, 2005 of a dividend on the common stock in the amount of $0.18 per share. As permitted under the indenture, no adjustment was made with respect to the dividend declared to stockholders of record on March 30, 2006, June 30, 2006, October 5, 2006, February 12, 2007 or June 8, 2007, since, in lieu of such adjustment, holders of our convertible notes will be entitled to the dividend amount upon conversion.

The Company has valued its obligation to settle dividends in cash upon conversion of its convertible subordinated notes, if any, in accordance with Emerging Issues Task Force ("EITF") 00-19, *Accounting for*

Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, and SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This derivative financial instrument is initially measured at its estimated fair value using the Black-Scholes option pricing model and is recorded as a liability and a discount on the convertible subordinated notes. The initial discount is being amortized over the remaining term of the notes. At each subsequent reporting date, the Company measures the estimated fair value of the derivative financial instrument, and any increase or decrease in the estimated fair value of the derivative liability is recognized immediately in earnings. The Company measured the fair value of the option as of December 31, 2007 using the following assumptions: (1) February 15, 2011 as the expiration of the instrument, (2) 3.9% as the risk-free rate of return, (3) the Company's current common stock price as of last trading date in the quarter, and (4) estimated volatility of the Company's common stock price during the expected term which was measured based on several factors, including the limited history of its stock price and the deep out-of-the-money conversion price. Significant changes in these assumptions may significantly affect the Company's financial condition and results of operations. The derivative liability estimated fair value was $1,000 as of December 31, 2007 and is classified as non-current liability based on the expected maturity date of the convertible subordinated notes.

We may redeem the notes at any time prior to maturity if the closing price of our common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days. Upon such a redemption, an additional payment would be due to the holders. Under certain circumstances set forth in the indenture, holders may require us to repurchase all or part of their notes at par plus accrued interest upon the occurrence of a fundamental change (as defined in the indenture governing the terms of the notes).

On February 21, 2006, the Company received a letter from an attorney claiming to represent holders of more than $109 million of the principal amount of the Company's 1.875% convertible subordinated notes due 2011 (the "*Notes*") that purported to be a notice of default under the indenture governing the Notes. The letter alleges that events of default have arisen and continue to arise (i) from the ABC Radio Merger Agreement, (ii) from other agreements relating to the Merger and (iii) the actions contemplated therein (collectively the "Transactions"). Specifically, the letter alleges that the Transactions will or do constitute a fundamental change under the indenture. On April 24, 2006, the Company received a second letter from the same attorney claiming that the Company failed to cure the alleged defaults during the more than 60 days that elapsed since the Company's receipt of the first letter. The second letter alleges that as a result, an event of default has occurred and is continuing under the indenture. The second letter also purports to declare the principal amount of the Notes, and the accrued and unpaid interest thereon, due and payable immediately. The Company continues to believe that none of the Transactions will or do constitute a fundamental change under the indenture. Therefore, the Company does not believe that any event of default, as defined in the indenture, has occurred or is continuing and does not believe that any holders have a right to declare obligations under the Notes due and payable.

On July 17, 2006, the Company filed a complaint against certain of the holders of Notes in the Supreme Court for the State of New York seeking a judgment declaring that the Transactions do not constitute a fundamental change for purposes of the indenture. On January 5, 2007, Wilmington Trust Company, the trustee under the indenture (the "*Trustee*"), filed a motion to intervene as a defendant and counter-claim plaintiff in the action. On March 1, 2007, the judge granted Wilmington Trust Company's motion to intervene as the defendant in the action and dismissed the individual defendants from the action. The Company filed an amended complaint on March 8, 2007 against the Trustee as the defendant in the action. Wilmington Trust Company served counter-claims against the Company on March 15, 2007. Discovery in this action was completed, and both parties filed motions for summary judgment with the Supreme Court for the State of New York, which were argued on November 8, 2007.

On February 12, 2008, the Company disclosed that the Company, the Trustee, and holders of a majority in principal amount of the outstanding Notes (the "*Majority Noteholders*") had reached an agreement in principle (the "*Settlement Agreement*") that would, when and if final, result in the settlement and dismissal of the Company's litigation relating to the indenture and the Notes. In connection with this settlement process, the

Company and the Trustee requested that the Supreme Court for the State of New York withhold its ruling on dispositive motions relating to the matter. Material terms of the Settlement Agreement include, among others:

(1) the Majority Noteholders would (i) waive any alleged past and existing defaults and their consequences related to the Transactions, (ii) rescind any acceleration and its consequences related to the Transactions and (iii) agree to irrevocably tender their Notes in connection with a tender and exchange offer by the Company for all of the outstanding Notes;

(2) the indenture would be amended to confirm that the Transactions did not result in a "fundamental change"; and

(3) the Company would commence a $55 million pro rata cash tender for the Notes at a price of $900 per $1,000 principal amount of Notes and an exchange offer for the remaining Notes for amended and restated convertible subordinated notes with increased interest rates and specifically negotiated redemption terms ("Amended Notes") as soon as reasonably practicable, but not later (subject to certain exceptions) than 60 days after the later of (a) the signing of the Settlement Agreement, (b) the filing of the stipulation of discontinuance, (c) the receipt of consent of TWDC (described in more detail below), and (d) confirmation establishing the Majority Noteholders as holders of a majority of principal amount of the Notes. The Amended Notes would have the following interest terms: (1) interest on the Amended Notes would initially be payable at an annual rate of 4%, on a basis that is effective retroactively from January 1, 2008; (2) if as of December 31, 2008 the aggregate principal amount of the remaining outstanding Amended Notes is greater than $165 million, then (i) the annual interest rate on the Amended Notes then outstanding would increase by 2% (i.e., to a rate of 6%) retroactively from January 1, 2008 and (ii) at all times from and after January 1, 2009, the annual rate on any Amended Notes outstanding would be changed to a rate that would make the holders of Amended Notes whole for any discount at which the Amended Notes are then trading (i.e., make Amended Notes trade at par); and (3) if as of December 31, 2008 the aggregate principal amount of the remaining outstanding Amended Notes is less than or equal to $165 million, then (i) on January 1, 2009, the annual interest rate on all Amended Notes that are outstanding as of such date would be changed to 8%, which increase shall be effective through December 31, 2009 and (ii) on January 1, 2010, the annual interest rate on all Amended Notes that are outstanding as of such date would be changed to a rate that would make the holders of Amended Notes whole for any discount at which the Amended Notes are then trading (i.e., make Amended Notes trade at par). For more information relating to this matter, see Summary of Noteholder Litigation Settlement Agreement dated February 12, 2008 (incorporated by reference to Item 8.01 of the Registrant's Current Report on Form 8-K filed with the SEC on February 12, 2008).

Under the Tax Sharing and Indemnification Agreement, dated June 12, 2007, by and among the Company, Alphabet Acquisition Corp., formerly known as ABC Radio Holdings, Inc., and TWDC, the Company is required to obtain the consent of TWDC prior to entering into the Settlement Agreement and the transactions contemplated by the Settlement Agreement. Therefore, the Company is currently seeking TWDC's consent to the Settlement Agreement and the transactions contemplated by Settlement Agreement; however, there can be no assurance that we will be able to obtain their consent under the Tax Sharing and Indemnification Agreement. The parties are not currently bound to enter into the Settlement Agreement or to complete the transactions contemplated by the Settlement Agreement, and the Company cannot assure you that the Settlement Agreement will be executed or that such transactions contemplated therein will be completed.

Recent Accounting Pronouncements

Effective January 1, 2007, the Company adopted FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.* FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition of income tax positions, tax positions in interim periods, and income tax disclosures. See the notes to the consolidated financial statements at Item 1 for further detail regarding the adoption FIN 48.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. SFAS No. 157 establishes a framework for measuring fair value under accounting principles generally accepted in the United States of America and expands disclosures about fair value measurement. In February 2008, the FASB deferred the adoption of SFAS No. 157 for one year as it applies to certain items, including assets and liabilities initially measured at fair value in a business combination, reporting units and certain assets and liabilities measured at fair value in connection with goodwill impairment tests in accordance with SFAS No. 142 and long-lived assets measured at fair value for impairment assessments under SFAS No. 144, *Accounting for the Impairment and Disposal of Long-Lived Assets*. The Company would still be required to adopt the provisions of SFAS No. 157 in 2008 as it relates to certain other items, including those within the scope of SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, and financial and nonfinancial derivatives within the scope of SFAS No. 133. The Company does not believe the required partial adoption of SFAS No. 157 in 2008 will have a material impact on its consolidated financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 permits entities to measure certain financial assets and liabilities at fair value and for entities which elect the fair value option, unrealized gains and losses will be reported in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis. The provisions of SFAS No. 159 are effective for the Company as of January 1, 2008. The application of SFAS No. 159 requires prospective application, and the difference between the carrying amount and the fair value is to be included in a cumulative effect adjustment to the opening balance of retained earnings. The Company does not intend to adopt SFAS No. 159.

In June 2007, the EITF issued Topic No. 06-11, *Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards*. EITF 06-11 requires the realized tax benefit for dividends paid on share-based payment awards expected to vest to be credited to the Company's additional paid-in capital account. The application of EITF 06-11 shall be applied prospectively to income tax benefits of dividends declared on affected securities in fiscal years beginning after December 15, 2007. Earlier application is permitted. The Company does not believe the adoption of EITF 06-11 will have a material impact on its consolidated financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations*, which replaces SFAS No. 141. SFAS No. 141R retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective for the Company beginning January 1, 2009 and will apply prospectively to any business combinations completed on or after that date. The Company expects that the adoption will have an impact on its consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of any acquisitions that the Company consummates after the effective date.

Critical Accounting Policies

For a summary of the Company's significant accounting policies, including the critical accounting policies discussed below, see the accompanying notes to the consolidated financial statements.

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the period. On an ongoing basis, the Company evaluates its estimates, which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenue and expenses that are not readily apparent from other sources. Actual results may differ significantly from these estimates under different assumptions. The following accounting polices require significant management estimates.

Revenue Recognition. We recognize revenue from the sale of commercial broadcast time to advertisers when commercials are broadcast, subject to meeting certain conditions such as persuasive evidence that an arrangement exists, the price is fixed and determinable and collection is reasonably assured. These criteria are generally met at the time an advertisement is broadcast, and revenue is recognized net of advertising agency commissions. Based on our past experience, the use of these criteria has been a reliable method to recognize revenue.

Allowance for Doubtful Accounts. We must make an estimate of an allowance for doubtful accounts for estimated losses resulting from our customers' inability to make payments to us for commercials we have broadcast for our customers. We specifically review historical write-off activity, customer creditworthiness, the economic conditions of the customer's industry, and changes in our customer payment terms and conditions when evaluating the adequacy of the allowance for doubtful accounts. Our historical estimates have been a reliable method to estimate future allowances. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, then additional allowances could be required to reduce our accounts receivable to an amount that is expected to be collectible.

Intangible Assets. Our intangible assets include FCC licenses, goodwill and other intangible assets. We have made acquisitions in the past for which a significant amount of the purchase price was allocated to FCC licenses and goodwill. As of December 31, 2007, we had approximately $3,211.3 million in intangible assets, which represent approximately 84% of our total assets, the value of which depends significantly upon the operational results of our business. We could not operate the radio stations without the related FCC license for each station. FCC licenses are subject to renewal every eight years; consequently, we continually monitor the activities of our stations to ensure they comply with all regulatory requirements. Subject to delays in processing by the FCC, historically, all of our licenses have been renewed at the end of their respective eight-year periods. We expect that all licenses will continue to be renewed in the future, although we cannot be assured that all of our licenses will be renewed. The non-renewal, or renewal with substantial conditions or modifications, of one or more of the Company's FCC radio station licenses could have a material adverse effect on the Company's business, liquidity, financial position, and results of operations. In assessing the recoverability of these assets, we must conduct annual impairment testing, as well as interim impairment testing if an event occurs or circumstances change that would indicate that assets may be impaired, as required by SFAS No. 142 and charge to the results of operations an impairment expense only in periods in which the recorded carrying amount of these assets is more than their estimated fair value. We believe our estimate of the value of our FCC licenses and goodwill is a critical accounting estimate as the value is significant in relation to our total assets, and our estimate of the fair value contains assumptions incorporating numerous variables that are based on past experience and judgments about future performance of our markets. These variables would include, but not be limited to: (1) forecasted growth rate of each radio market, including population, household income, retail sales and other expenditures that would influence advertising expenditures; (2) market share and profit margin of an average station within a market; (3) estimated capital start-up costs and losses incurred during the early years; (4) risk-adjusted discount rate; (5) the likely media competition within the market area; and (6) expected growth rates in perpetuity to estimate terminal values.

We determine the fair value of goodwill using an income and/or market approach for each reporting unit. The market approach compares recent sales and offering prices of similar properties or businesses. The income approach uses the subject property's income generated over a specified time and capitalized at an appropriate market rate to arrive at an indication of the most probable selling price.

We evaluate our FCC licenses and goodwill for impairment as of October 1, our annual impairment testing date, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The annual test requires that the Company (1) determine the reporting unit; and (2) compare the carrying amount of the FCC licenses and goodwill reflected on the balance sheet in each reporting unit to the respective fair value of each reporting unit's FCC license and goodwill. If the carrying amount of the FCC license or goodwill is greater than its respective estimated fair value in a given reporting unit, the carrying amount of the FCC license or goodwill for that reporting unit is reduced to its respective estimated fair value.

We have performed our annual impairment analysis of our FCC licenses and goodwill as of our October 1 testing date. In addition, we performed interim analyses as of September 30, 2007 and December 31, 2007 due to a continued deterioration in the radio marketplace, the operating results of the ABC Radio Business and the Company's other radio stations and a decline in the Company's stock price from the date of the Merger through December 31, 2007. These analyses make various assumptions about growth rates and market conditions in determining whether impairment exists. Accordingly, if actual market conditions are less favorable than those projected by the industry or us or if an event occurs or circumstances change that would, more likely than not, reduce the fair value of our FCC licenses or goodwill below the amounts reflected in the balance sheet, we may be required to recognize additional impairment charges in future periods, which could have a material impact on our financial condition and results of operations.

Contingencies and Litigation. On an ongoing basis, we evaluate our exposure related to contingencies and litigation and record a liability when available information indicates that a liability is probable and estimable. We also disclose significant matters that are reasonably possible to result in a loss or are probable but not estimable.

Income Taxes. Generally for tax purposes, the Company is expected to be entitled to a tax deduction, subject to certain limitations, based on the fair value of the underlying equity award when the restrictions lapse or stock options are exercised. When the Company determines that an equity award is more likely than not to be deductible for tax purposes, the cumulative compensation cost recognized for equity awards pursuant to SFAS No. 123R and amounts that ultimately will be deductible for tax purposes are temporary differences as prescribed by SFAS No. 109, *Accounting for Income Taxes*. As of December 31, 2007, the Company has recognized a deferred tax asset for such equity awards of $14.6 million. The tax effect of compensation deductions for tax purposes in excess of compensation cost recognized in the financial statements, if any, will be recorded as an increase in stockholders' additional paid-in capital when realized. A deferred tax asset recorded for compensation cost recognized in the financial statements that exceeds the amount that is ultimately realized on the tax return, if any, will be charged to income tax expense when the restrictions lapse or stock options are exercised or expire unless the Company has an available additional paid-in capital pool (as defined pursuant to SFAS No. 123R). The Company is required to assess whether there is an available additional paid-in capital pool (as defined pursuant to SFAS No. 123R) when the restrictions lapse or stock options are exercised or expire. As of December 31, 2007, the underlying fair value of equity awards since the date of grant has declined in value and, based on a preliminary analysis, the Company currently does not have an available additional paid-in capital pool (as defined pursuant to SFAS No. 123R). Accordingly, absent a subsequent recovery of the underlying fair value of the equity awards, when the restrictions lapse or the stock options are exercised or expire, the Company may be required to immediately recognize a non-cash write down of the deferred tax asset, which may be material to the consolidated results of operations, for the tax effect of the compensation cost previously recognized in the financial statements to the amount that is realized.

Significant management judgment is also required in determining our provision for income taxes, income tax liabilities, deferred tax assets and liabilities and any valuation allowance recognized to reduce the deferred tax assets to an amount that is more likely than not to be realized. We evaluate our tax rates regularly and adjust rates when appropriate based on currently available information relative to statutory rates, apportionment factors and the applicable taxable income in the jurisdictions in which we operate, among other factors.

Tax contingencies are also recorded to address potential exposures involving tax positions we have taken that could be challenged by taxing authorities. To the extent that we recognize a liability for non-deductible expenses, our income tax expense is increased. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine the liability is no longer necessary. These potential exposures result from the varying application of statutes, rules, regulations and interpretations. A number of years may elapse before a tax return containing matters, for which a liability has been recognized, is audited by the taxing authority and finally resolved. When appropriate, based in part upon management's judgments regarding future events, we record a valuation allowance to reduce deferred tax assets to amounts that are more likely than not to be realized. We believe our estimates of the value of our tax contingencies and valuation allowances are critical accounting estimates as they contain assumptions based on past experiences and judgments about potential actions by taxing jurisdictions. It is reasonably likely that the ultimate resolution of these matters may be greater or less than the amount we have currently accrued. In past years, our estimated effective tax rate has fluctuated significantly.

Share-Based Compensation. On January 1, 2006, the Company adopted SFAS 123R. SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the vesting period during which an employee is required to provide service in exchange for the award. Recently, a significant percentage of our granted stock-based compensation awards contain performance conditions which require significant estimates regarding whether those criteria will be met and may result in significant changes in estimates which could be material to our future results of operations. The Company adopted SFAS 123R using the modified prospective application method and, accordingly, recognizes compensation cost for stock-based compensation for all new or modified grants after the date of adoption. In addition, the Company recognizes the unvested portion of the grant-date fair value of awards granted prior to the adoption based on the fair values previously calculated for disclosure purposes. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The determination of the assumptions used in the Black-Scholes model requires management to make significant judgments and estimates. The Black-Scholes option-pricing model was developed for use in estimating the value of exchange-traded options that have no vesting restrictions and are fully transferable. Our employee stock options have characteristics significantly different from these traded options. In addition, option-pricing models require the input of highly subjective assumptions, including the expected stock price volatility and expected term of the options granted. We have used historical data for our stock price and option life when determining expected volatility and expected term, but each year we reassess whether or not historical data is representative of expected results. The use of different assumptions and estimates in the Black-Scholes option pricing model could have a material impact on the estimated fair value of option grants and the related expense.

Valuation of Derivative Financial Instrument. We have recorded the fair value of the derivative convertible subordinated note instrument due to our obligation to settle dividends in cash upon conversion, if any, of the convertible subordinated notes in accordance with EITF 00-19 and SFAS No. 133. This derivative instrument is measured at its estimated fair value using the Black-Scholes option pricing model and is recorded as a liability. At each subsequent reporting date, we will measure the estimated fair value of the derivative financial instrument, and any increase or decrease in the estimated fair value of the derivative liability is recognized immediately in earnings. We measure the fair value of the option using assumptions, including the Company's current stock price at the end of each reporting period, the expected term of the convertible note, the risk-free rate of return, the expected dividend yield and the estimated volatility of our common stock. Changes in these assumptions can significantly change the estimated fair value of the derivative and results of operations.

Hedging Activities. We are exposed to fluctuations in interest rates, primarily attributable to borrowings under our Senior Credit and Term Facility. We actively monitor these fluctuations and from time to time may enter into derivative instruments to mitigate the variability of interest payments in accordance with our risk management strategy. We account for interest rate swap arrangements in accordance with SFAS No. 133. The accounting for changes in the fair values of such derivative instruments at each new measurement date is dependent upon their intended use. The effective portion of changes in the fair values of derivative instruments designated as hedges of forecasted transactions, referred to as cash flow hedges, are deferred and recorded as a component of accumulated other comprehensive income (loss) until the hedged forecasted transactions occur and are recognized in earnings. The ineffective portion of changes in the fair values of derivative instruments designated as cash flow hedges are immediately reclassified to earnings. The differential paid or received on the interest rate swap agreement is recognized as an adjustment to interest expense.

Contractual and Commercial Commitments

In connection with the Merger in June 2007, we entered into the Senior Credit and Term Facility that provides for $200 million in revolving loans through June 2013, $600 million term loans maturing in June 2013, and $1,535 million term loans maturing in June 2014. As of December 31, 2007, the Company had not borrowed under the revolving portion of its Senior Credit and Term Facility, and the Company had $330.0 million outstanding under its convertible subordinated notes.

The table below reflects the Company's estimated contractual obligations and other commercial commitments as of December 31, 2007:

	Payments Due by Period (in millions)				
Contractual Obligation	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Senior debt	$ —	$ —	$180.7	$1,954.3	$2,135.0
Convertible subordinated notes	—	—	330.0	—	330.0
Interest payments on convertible notes	6.2	12.4	3.1	—	21.7
Variable interest payments (1)	141.5	283.0	271.8	208.0	904.3
Other broadcast programming	54.6	71.6	19.4	7.4	153.0
Sports broadcasting and employment contracts	80.0	97.3	18.7	2.4	198.4
Operating leases	19.3	31.5	21.3	29.8	101.9
Network affiliate agreements	28.2	12.9	0.8	—	41.9
Other contractual obligations	15.5	19.1	0.9	—	35.5
Total contractual cash obligations (2)	$345.3	$527.8	$846.7	$2,201.9	$3,921.7

1. The interest amounts expected to be paid on our Senior Credit and Term Facility are estimated based on interest rates in effect as of December 31, 2007.
2. We expect that we will be able to fund our remaining obligations and commitments with cash flow from operations. To the extent we are unable to fund these obligations and commitments with cash flow from operations, we intend to fund these obligations and commitments with proceeds from borrowings under our Senior Credit and Term Facility. Our $330.0 million in 1.875% convertible subordinated notes are due February 15, 2011, with interest payable February 15 and August 15 each year. See further discussion regarding our convertible subordinated notes under the "Convertible Subordinated Notes" and "Liquidity and Capital Resources" sections above.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements or transactions.

Impact of Inflation

We do not believe inflation has a significant impact on our operations. However, there can be no assurance that future inflation would not have an adverse impact on our financial condition and results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a number of financial market risks in the ordinary course of business. We believe our primary financial market risk exposure pertains to interest rate changes, primarily as a result of our Senior Credit and Term Facility, which bears interest based on variable rates. As of December 31, 2007, we had outstanding indebtedness of $2,135.0 million under our Senior Credit and Term Facility. In June 2007, we entered into an interest rate swap agreement through September 2012 with an initial notional amount of $1,067.5 million on which we pay a fixed rate of 5.394% and receive a variable rate from the counterparty based on a three-month London Interbank Offered Rate. Our remaining debt of approximately $1.1 billion outstanding as of December 31, 2007 is subject to fluctuations in the underlying interest rates. We have performed a sensitivity analysis assuming a hypothetical increase in interest rates of 100 basis points applied to this remaining debt. Based on this analysis, the impact on future pre-tax earnings for the following twelve months would be approximately $10.9 million of increased interest expense. This potential increase is based on certain simplifying assumptions, including a constant level of variable rate debt and constant interest rate based on the variable rates in place as of December 31, 2007.

As discussed above under the heading "Convertible Subordinated Notes," we have recorded the fair value of the derivative convertible subordinated note instrument due to our obligation to settle dividends in cash upon conversion of the convertible subordinated notes. At each subsequent reporting date, we will measure the estimated fair value of the derivative financial instrument, and any increase or decrease in the estimated fair value of the derivative liability is recognized immediately in earnings. We measure the fair value of the option using the following assumptions: (1) February 15, 2011 as the expiration of the instrument, (2) 3.9% as the risk-free rate of return, (3) our common stock price as of last trading date in the year, and (4) estimated volatility of our common stock price during the expected term, which was measured based on several factors, including the limited history of our stock price and the deep out-of-the-money conversion price. Changes in these assumptions can significantly change the estimated fair value of the derivative. Assuming a hypothetical increase of $1.00 in our common stock price while holding all other valuation assumptions unchanged, the estimated fair value of the derivative liability would increase and income before taxes would decrease by $16,000.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
Citadel Broadcasting Corporation
Las Vegas, Nevada

We have audited the accompanying consolidated balance sheets of Citadel Broadcasting Corporation and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Citadel Broadcasting Corporation and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 of the Notes to the Consolidated Financial Statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, *Share-Based Payment.*

As discussed in Note 4 of the Notes to the Consolidated Financial Statements, effective January 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Los Angeles, California
February 29, 2008

CITADEL BROADCASTING CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31, 2007	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 200,321	$ 3,747
Accounts receivable, net	198,580	77,852
Prepaid expenses and other current assets (including deferred income tax assets of $28,956 and $7,512 as of December 31, 2007 and 2006, respectively)	39,660	9,585
Total current assets	438,561	91,184
Long term assets:		
Property and equipment, net	135,623	83,934
FCC licenses	2,192,422	1,327,305
Goodwill	948,920	637,742
Customer relationships, net	65,992	—
Other assets, net	61,917	33,531
Total assets	$ 3,843,435	$2,173,696
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable, accrued liabilities and other liabilities	$ 114,064	$ 40,746
Long-term liabilities:		
Senior debt	2,135,000	401,000
Convertible subordinated notes (net of discount of $1,528 and $2,037 as of December 31, 2007 and 2006, respectively)	328,472	327,963
Other long-term liabilities, less current portion	67,554	21,951
Deferred income tax liabilities	571,106	257,728
Total liabilities	3,216,196	1,049,388
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value—authorized, 200,000,000 shares at December 31, 2007 and 2006; no shares issued or outstanding at December 31, 2007 and 2006	—	—
Common stock, $.01 par value—authorized, 500,000,000 shares at December 31, 2007 and 2006; issued, 290,726,502 and 138,276,712 shares at December 31, 2007 and 2006, respectively; outstanding, 263,891,162 and 113,439,059 shares at December 31, 2007 and 2006, respectively	2,907	1,383
Additional paid-in capital	2,422,076	1,582,858
Treasury stock, at cost, 26,835,340 and 24,837,653 shares at December 31, 2007 and 2006, respectively	(343,042)	(323,879)
Accumulated other comprehensive loss, net	(30,369)	—
Accumulated deficit	(1,424,333)	(136,054)
Total stockholders' equity	627,239	1,124,308
Total liabilities and stockholders' equity	$ 3,843,435	$2,173,696

See accompanying notes to consolidated financial statements.

CITADEL BROADCASTING CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations
(in thousands, except per share amounts)

	Year Ended December 31,		
	2007	2006	2005
Net revenues	$ 719,757	$432,930	$419,907
Operating Expenses:			
Cost of revenues, exclusive of depreciation and amortization shown separately below	253,232	120,270	114,727
Selling, general and administrative	197,106	126,558	122,711
Corporate general and administrative	44,642	30,287	15,363
Local marketing agreement fees	1,326	1,268	1,723
Asset impairment and disposal charges	1,612,443	174,049	—
Depreciation and amortization	30,678	16,740	22,346
Other, net	(3,900)	(1,026)	(353)
Operating expenses	2,135,527	468,146	276,517
Operating (loss) income	(1,415,770)	(35,216)	143,390
Interest expense, net	100,741	32,911	21,137
Write off of deferred financing costs upon extinguishment of debt	555	—	—
(Loss) income before income taxes	(1,517,066)	(68,127)	122,253
Income tax (benefit) expense	(231,830)	(20,113)	52,496
Net (loss) income	$(1,285,236)	$ (48,014)	$ 69,757
Net (loss) income per share—basic	$ (6.61)	$ (0.43)	$ 0.59
Net (loss) income per share—diluted	$ (6.61)	$ (0.43)	$ 0.55
Dividends declared per share	$ 0.18	$ 0.54	$ 0.18
Special distribution declared per share	$ 2.4631	$ —	$ —
Weighted average common shares outstanding:			
Basic	194,374	111,453	119,234
Diluted	194,374	111,453	134,534

See accompanying notes to consolidated financial statements.

CITADEL BROADCASTING CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity
(in thousands, except share amounts)

	Common Stock		Treasury Stock						
	Common Shares	Amount	Shares	Amount	Additional Paid-in Capital	Deferred Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balances at January 1, 2005	132,519,969	$1,325	(7,650,250)	$(108,235)	$1,645,691	$ (601)	$ (157,797)	$ —	$ 1,380,383
Net income	—	—	—	—	—	—	69,757	—	69,757
Interest on shareholder notes	—	—	—	—	(32)	—	—	—	(32)
Issuance of restricted shares	1,250,000	13	—	—	16,637	(16,650)	—	—	—
Deferred stock compensation	—	—	—	—	—	3,444	—	—	3,444
Repurchase of unvested shares	(17,757)	—	—	—	(120)	—	—	—	(120)
Repayment of shareholder notes	—	—	—	—	104	—	—	—	104
Exercise of stock options, net of costs incurred and net of taxes	—	—	—	—	(13)	—	—	—	(13)
Dividends	—	—	—	—	(20,903)	—	—	—	(20,903)
Repurchase of treasury stock	—	—	(12,139,172)	(158,823)	—	—	—	—	(158,823)
Reissuance of treasury stock	—	—	63,836	896	6	—	—	—	902
Balances at December 31, 2005	133,752,212	1,338	(19,725,586)	(266,162)	1,641,370	(13,807)	(88,040)	—	1,274,699
Net loss	—	—	—	—	—	—	(48,014)	—	(48,014)
Stock compensation expense	—	—	—	—	16,604	—	—	—	16,604
Reclass deferred compensation to APIC	—	—	—	—	(13,807)	13,807	—	—	—
Interest on shareholder notes	—	—	—	—	(25)	—	—	—	(25)
Issuance of restricted shares and restricted share units	4,524,500	45	—	—	(45)	—	—	—	—
Repayment of shareholder notes	—	—	—	—	116	—	—	—	116
Dividends	—	—	—	—	(61,840)	—	—	—	(61,840)
Repurchase of treasury stock	—	—	(5,193,525)	(58,842)	—	—	—	—	(58,842)
Tax benefit associated with stock-based transactions	—	—	—	—	900	—	—	—	900
Reissuance of treasury stock	—	—	81,458	1,125	(415)	—	—	—	710
Balances at December 31, 2006	138,276,712	1,383	(24,837,653)	(323,879)	1,582,858	—	(136,054)	—	1,124,308
Net loss	—	—	—	—	—	—	(1,285,236)	—	(1,285,236)
Unrealized loss on derivative and hedging activities, net of tax	—	—	—	—	—	—	—	(30,369)	(30,369)
Total comprehensive loss									(1,315,605)
Cumulative adjustment for adoption of FIN 48	—	—	—	—	—	—	(3,043)	—	(3,043)
Stock compensation expense	—	—	—	—	22,740	—	—	—	22,740
Interest on shareholder notes	—	—	—	—	(17)	—	—	—	(17)
Issuance of restricted shares and restricted share units, net	742,278	7	—	—	800	—	—	—	807
Issuance of common shares in connection with Merger, net of costs incurred	151,707,512	1,517	—	—	1,091,934	—	—	—	1,093,451
Conversion of equity awards in connection with the Merger	—	—	—	—	17,896	—	—	—	17,896
Repayment of shareholder notes	—	—	—	—	258	—	—	—	258
Dividends	—	—	—	—	(19,885)	—	—	—	(19,885)
Special Distribution paid in connection with Merger	—	—	—	—	(276,597)	—	—	—	(276,597)
Repurchase of treasury stock	—	—	(2,098,274)	(20,555)	—	—	—	—	(20,555)
Tax benefit associated with stock-based transactions	—	—	—	—	2,562	—	—	—	2,562
Reissuance of treasury stock	—	—	100,587	1,392	(473)	—	—	—	919
Balances at December 31, 2007	290,726,502	$2,907	(26,835,340)	$(343,042)	$2,422,076	$ —	$(1,424,333)	$(30,369)	$ 627,239

See accompanying notes to consolidated financial statements.

CITADEL BROADCASTING CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2007	2006	2005
Cash flows from operating activities:			
Net (loss) income	$(1,285,236)	$(48,014)	$ 69,757
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	30,678	16,740	22,346
Write off of deferred financing costs	555	—	—
Asset impairment and disposal charges	1,612,443	174,049	—
Non-cash debt related amounts	2,289	2,340	1,839
Provision for bad debts	3,890	3,872	2,641
Gain on sale of assets	(4,085)	(870)	(372)
Deferred income taxes	(235,343)	(22,604)	49,635
Stock-based compensation expense	23,349	17,411	3,444
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	1,973	(6,964)	(3,182)
Prepaid expenses and other current assets	(847)	(435)	47
Accounts payable, accrued liabilities and other obligations	22,257	752	(5,382)
Net cash provided by operating activities	171,923	136,277	140,773
Cash flows from investing activities:			
ABC Radio merger acquisition costs	(23,110)	(3,672)	—
Capital expenditures	(12,345)	(11,790)	(8,112)
Cash paid to acquire stations	(1,557)	(17,693)	(49,933)
Proceeds from sale of assets	35,124	869	12,620
Purchase of a note receivable	—	(9,650)	—
Other assets, net	300	420	(110)
Net cash used in investing activities	(1,588)	(41,516)	(45,535)
Cash flows from financing activities:			
Proceeds from senior credit and term facility	2,135,000	—	—
Debt issuance costs	(33,600)	—	—
Repayment of ABC Radio indebtedness	(1,351,855)	—	—
Borrowings from senior credit facility	40,000	152,000	126,000
Principal payments on senior credit facility	(441,000)	(73,500)	(89,500)
Purchase of shares held in treasury	(21,057)	(90,683)	(127,933)
Dividends paid to holders of common stock	(296,821)	(82,743)	—
Stock issuance costs associated with ABC merger	(4,436)	—	—
Principal payments on other long-term obligations	(250)	(424)	(504)
Exercise of stock options, net of costs incurred	—	—	(13)
Net repurchases of unvested shares of common stock	—	—	(67)
Repayment of stockholder notes	258	116	51
Net cash provided by (used in) financing activities	26,239	(95,234)	(91,966)
Net increase (decrease) in cash and cash equivalents	196,574	(473)	3,272
Cash and cash equivalents, beginning of period	3,747	4,220	948
Cash and cash equivalents, end of period	$ 200,321	$ 3,747	$ 4,220

See accompanying notes to consolidated financial statements.

CITADEL BROADCASTING CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)
(in thousands)

Supplemental schedule of investing activities

Exclusive of the Merger completed during the year ended December 31, 2007, as discussed at Note 3, the Company also completed various radio station acquisitions during the years ended December 31, 2007, 2006 and 2005, for $1,557, $17,693 and $49,933 respectively, which approximates the fair value of assets acquired less liabilities assumed.

	Year Ended December 31,		
	2007	2006	2005
Supplemental schedule of cash flow information			
Cash Payments:			
Interest	$98,556	$30,639	$18,524
Income taxes	2,789	2,245	3,079
Barter Transactions:			
Equipment purchases through barter	143	218	378
Barter Revenue—included in net revenue	14,195	9,115	9,636
Barter Expenses—included in cost of revenues and selling, general and administrative expense	13,767	8,770	9,352
Other Non-Cash Transactions:			
Reduction in other long-term liabilities in exchange for FCC license asset	—	—	12,000
Accrual of capital expenditures	242	1,328	2,013
Accrual of other assets	—	5,967	—
Accrual of treasury stock repurchases	—	502	32,343
Dividends declared but not paid	—	—	20,903
Issuance of treasury shares for 401(k) plan employer match	650	—	—
FIN 48 liability	692	—	—
Change in fair value of derivative	2,538	—	—
Change in fair value of interest rate swap liability, net of tax	30,369	—	—

See Note 3 for information related to the Merger

See accompanying notes to consolidated financial statements.

CITADEL BROADCASTING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. Description of the Company

In January 2001, Citadel Broadcasting Corporation, a Delaware corporation, (the "Company") was formed by affiliates of Forstmann Little & Co. ("FL&Co.") and acquired substantially all of the outstanding common stock of our predecessor company in a leveraged buyout transaction. Citadel Broadcasting Company, a Nevada company and wholly-owned subsidiary of Citadel Broadcasting Corporation, is referred to as "Citadel Broadcasting."

On February 6, 2006, the Company and Alphabet Acquisition Corp., a wholly-owned subsidiary of the Company ("Merger Sub"), entered into an Agreement and Plan of Merger with The Walt Disney Company ("TWDC") and ABC Radio Holdings, Inc., formerly known as ABC Chicago FM Radio, Inc. ("ABC Radio"), a Delaware corporation and wholly-owned subsidiary of TWDC (the "Agreement and Plan of Merger"). The Agreement and Plan of Merger was subsequently amended as of November 19, 2006. The Company refers to the Agreement and Plan of Merger, as amended, as the "ABC Radio Merger Agreement."

The Company, Merger Sub, TWDC and ABC Radio consummated the (i) separation of the ABC Radio Network business and 22 ABC radio stations (collectively, the "ABC Radio Business") from TWDC and its subsidiaries, (ii) spin-off of ABC Radio, which holds the ABC Radio Business, and (iii) merger of Merger Sub with and into ABC Radio, with ABC Radio surviving as a wholly-owned subsidiary of the Company (the "Merger").

Prior to June 12, 2007, pursuant to the Separation Agreement by and between TWDC and ABC Radio, dated as of February 6, 2006 and amended on November 19, 2006 (the "Separation Agreement"), TWDC consummated a series of transactions to effect the transfer to ABC Radio and its subsidiaries of all of the assets relating to the ABC Radio Business and the transfer to other TWDC's subsidiaries and affiliates the remaining assets not relating to the ABC Radio Business. In connection with those transactions, TWDC or one of its affiliates retained cash from the proceeds of debt incurred by ABC Radio on June 5, 2007 in the amount of $1.35 billion (the "ABC Radio Debt"). Following these restructuring transactions by TWDC, and immediately prior to the effective time of the Merger on June 12, 2007, TWDC distributed all of the outstanding common stock of ABC Radio pro rata to TWDC's stockholders through a spin-off (the "Spin-Off"). In the Spin-Off, each TWDC stockholder received approximately 0.0768 shares of ABC Radio common stock for each share of TWDC common stock that was owned on June 6, 2007, the TWDC record date for purposes of the Spin-Off.

Immediately following the Spin-Off and pursuant to the ABC Radio Merger Agreement, on June 12, 2007, Merger Sub was merged with and into ABC Radio, with ABC Radio continuing as the surviving corporation and becoming a wholly-owned subsidiary of the Company. Immediately thereafter, the separate corporate existence of Merger Sub ceased, and ABC Radio was renamed Alphabet Acquisition Corp. The Merger became effective on June 12, 2007, at which time each share of ABC Radio common stock was converted into the right to receive one share of the Company's common stock. As a result, the Company issued 151,707,512 shares of its common stock to TWDC's stockholders. Immediately following the Merger, the Company's pre-merger stockholders owned approximately 42.5%, and TWDC's stockholders owned approximately 57.5%, of the outstanding common stock of the Company.

Also, on June 12, 2007, to effectuate the Merger, the Company entered into a new credit agreement with several lenders to provide debt financing to the Company in connection with the payment of the special distribution on June 12, 2007 immediately prior to the closing in the amount of $2.4631 per share to all pre-merger holders of record of Company common stock as of June 8, 2007 (the "Special Distribution"), the refinancing of Citadel Broadcasting's existing senior credit facility, the refinancing of the ABC Radio Debt and the completion of the Merger.

The Company's consolidated balance sheet as of December 31, 2007 includes the acquired assets and assumed liabilities of ABC Radio. The Company's consolidated statements of operations and of cash flows also include the operating results of the ABC Radio Business subsequent to the closing date of the Merger on June 12, 2007.

In connection with the consummation of the transactions contemplated by the Separation Agreement and the ABC Radio Merger Agreement, as of June 12, 2007, the Company, TWDC, and ABC Radio entered into a Tax Sharing and Indemnification Agreement (the "Tax Sharing and Indemnification Agreement") that allocates (i) the responsibility for filing tax returns and preparing other tax-related information and (ii) the liability for payment and the benefit of refund or other recovery of taxes. The Tax Sharing and Indemnification Agreement also provides for certain additional representations, warranties, covenants and indemnification provisions relating to the preservation of the tax-free status of TWDC's internal restructuring and the distribution of ABC Radio common stock to the stockholders of TWDC in the Spin-Off.

2. Description of Business and Summary of Significant Accounting Policies

Description of Business

Citadel Broadcasting and ABC Radio own and operate radio stations and hold Federal Communications Commission ("FCC") licenses in 27 states and the District of Columbia. Radio stations serving the same geographic area (i.e., principally a city or combination of cities) are referred to as a market. The Company aggregates the markets in which it operates into one reportable segment ("Radio Markets") as defined by Statement of Financial Accounting Standards ("SFAS") No. 131, *Disclosures about Segments of an Enterprise and Related Information*. In addition to owning and operating radio stations, ABC Radio also owns and operates the ABC Radio Network ("Radio Network"), which produces and distributes a variety of radio programming and formats and syndicates across approximately 4,000 station affiliates and 8,500 program affiliations, and is a separate reportable segment as defined by SFAS No. 131.

Principles of Consolidation and Presentation

The accompanying consolidated financial statements include Citadel Broadcasting Corporation, Citadel Broadcasting, ABC Radio and their consolidated subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

In connection with the Merger, the Company is required to divest certain stations to comply with FCC ownership limits, and therefore, these stations, the carrying value of which is immaterial, were assigned to a trust as of the closing date of the Merger. The trust agreement stipulates that the Company must fund any operating shortfalls of the trust activities, and any excess cash flow generated by the trust is distributed to the Company. The Company consolidates the trust in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), *Consolidation of Variable Interest Entities*, which addresses consolidation by a business enterprise of variable interest entities ("VIEs") that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support or (2) hold a significant variable interest in, or have significant involvement with, an existing VIE.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation. The provision for bad debts has been presented separately from the change in accounts receivable in the accompanying consolidated statements of cash flows. In order to conform to ABC Radio's presentation subsequent to the Merger, barter expenses relating to selling, general and administrative activities were reclassified from cost of revenues to selling, general and administrative in the accompanying consolidated statements of operations in the amounts of $5.1 million, $3.9 million and $4.2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, revenue and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. These estimates and assumptions relate in particular to the evaluation of goodwill and intangible assets for potential impairment, including changes in market conditions which could affect the estimated fair values, the analysis of the measurement of deferred tax assets, including recognition of a valuation allowance to reduce the amount of deferred tax asset to the amount that is more likely than not to be realized, the identification and quantification of income tax liabilities due to uncertain tax positions, and the determination of the allowance for estimated uncollectible accounts and notes receivable. The Company also uses assumptions when determining the value of certain fully vested stock units and when employing the Black-Scholes valuation model to estimate the fair value of stock options and the fair value of the derivative financial instrument. For the initial purchase price allocation for the Merger, the Company made estimates and assumptions for the preliminary determination of values of the assets acquired and liabilities assumed, and the final allocation may be significantly different from the preliminary allocation. The Company also uses estimates for determining the estimated fair value of its interest rate swap. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less, at the time of purchase, to be cash equivalents.

Allowance for Doubtful Accounts

The Company recognizes an allowance for estimated uncollectible accounts based on historical experience of bad debts as a percentage of its aged outstanding receivables, adjusted for improvements or deteriorations in current economic conditions. Accounts receivable, net on the accompanying consolidated balance sheets consisted of the following:

	December 31,	
	2007	2006
	(in thousands)	
Trade receivables	$206,644	$80,309
Allowance for estimated uncollectible accounts	(8,064)	(2,457)
Accounts receivable, net	$198,580	$77,852

Derivative Instruments and Hedging Activities

The Company has valued its obligation to settle dividends in cash upon the conversion of its convertible subordinated notes, if any, in accordance with Emerging Issues Task Force ("EITF") 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock*, and SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. The Company measures the estimated fair value of the derivative financial instrument as of each reporting date, and any increase or decrease in fair value of the derivative liability is recognized immediately in earnings. The Company recognized a gain for the estimated fair value of the financial derivative instrument liability in the amount of approximately $2.5 million for the year ended December 31, 2007 and a loss of $0.4 million for the change in fair value for the year ended December 31, 2006, and the estimated fair value of the derivative liability as of December 31, 2007 and 2006 is $1,000 and $2.5 million, respectively.

The Company is exposed to fluctuations in interest rates, primarily attributable to borrowings under its senior credit and term facility (see Note 10). The Company actively monitors these fluctuations and from time to time may enter into derivative instruments to mitigate the variability of interest payments in accordance with its risk management strategy. The Company accounts for interest rate swap arrangements in accordance with SFAS No. 133. The accounting for changes in the fair values of such derivative instruments at each new measurement date is dependent upon their intended use. The effective portion of changes in the fair values of derivative instruments designated as hedges of forecasted transactions, referred to as cash flow hedges, are deferred and recorded as a component of accumulated other comprehensive income (loss) until the hedged forecasted transactions occur and are recognized in earnings. The ineffective portion of changes in the fair values of derivative instruments designated as cash flow hedges are immediately reclassified to earnings. The differential paid or received on the interest rate swap agreement is recognized as an adjustment to interest expense. See Note 12 for further discussion.

Acquisitions and Business Combinations

The Company accounts for its business acquisitions under the purchase method of accounting in accordance with SFAS No. 141, *Business Combinations*,. The total cost of acquisitions is allocated to the underlying identifiable net assets, based on their respective estimated fair values at the date of acquisition. Goodwill represents the excess of the purchase price over the fair value of net assets acquired, including the amount assigned to identifiable intangible assets. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. In addition, liabilities may be established on the Company's balance sheet related to acquired liabilities and qualifying restructuring costs and contingencies based on assumptions made at the time of acquisition. The Company evaluates these reserves on a regular basis to determine the adequacies of the amounts.

Property and Equipment

Assets acquired in business combinations are recorded at their estimated fair value as of the acquisition date. Property and equipment additions are recorded at cost. Depreciation of property and equipment is determined using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are capitalized and amortized using the straight-line method over the shorter of the related lease term or the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the undiscounted cash flows are less than the carrying amount of the asset, the asset is considered to be impaired, and the impairment loss recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Intangible Assets

Intangible assets consist primarily of FCC broadcast licenses and goodwill, but also include certain other intangible assets acquired in purchase business combinations. Definite-lived intangible assets are amortized in relation to the economic benefits of such assets over their total estimated useful lives.

The Company operates its business in two operating segments, the Radio Markets and Radio Network. Each geographic market where the Company conducts its operations within the Radio Markets segment is a reporting unit, and the Radio Network is also a reporting unit for purposes of applying SFAS No. 142, *Goodwill and Other Intangible Assets*.

The Company determines the fair value of the FCC licenses for each of its reporting units within the Radio Markets by relying primarily on a discounted cash flow approach assuming a start-up scenario in which the only assets held by an investor are the FCC licenses. For purposes of testing the carrying value of its FCC licenses for impairment, the fair value of FCC licenses for each reporting unit contains significant assumptions incorporating variables that are based on past experiences and judgments about future performance using industry normalized information for an average station within a market. The Company determines the fair value of goodwill using an income and/or market approach for each of its reporting units within the operating segments. The market approach compares recent sales and offering prices of similar properties or businesses. The income approach uses the subject property's income generated over a specified time and capitalized at an appropriate market rate to arrive at an indication of the most probable selling price.

The Company evaluates its FCC licenses and goodwill for impairment as of October 1, the Company's annual impairment testing date, or more frequently if events or changes in circumstances indicate the assets might be impaired. For the evaluation of impairment, the Company utilizes assumptions regarding expected market conditions, interest rates and cost of capital; changes in these estimates could materially affect the estimated fair values.

See discussion of the Company's annual impairment test for the year ended December 31, 2007 at Note 6.

FCC Licenses and Renewal

Radio stations operate under renewable broadcasting licenses that are ordinarily granted by the FCC for maximum terms of eight years. Licenses are renewed through an application to the FCC. A station may continue to operate beyond the expiration date of its license if a timely filed license application is pending. Petitions to deny license renewals can be filed by interested parties, including members of the public. These petitions may raise various issues before the FCC. The FCC is required to hold hearings on renewal applications if the FCC is unable to determine that renewal of a license would serve the public interest, convenience and necessity, or if a petition to deny raises a substantial and material question of fact as to whether the grant of the renewal application would be inconsistent with the public interest, convenience and necessity. If, as a result of an evidentiary hearing, the FCC determines that the licensee has failed to meet various requirements and that no mitigating factors justify the imposition of a lesser sanction, then the FCC may deny a license renewal application. Historically, the Company's FCC licenses have generally been renewed, although the Company cannot be assured that all of its licenses will be renewed. The non-renewal, or renewal with substantial conditions or modifications, of one or more of the Company's FCC radio station licenses could have a material adverse effect on the Company's business, liquidity, financial position, and results of operations. In the last renewal cycle, all of the Company's licenses were renewed.

Debt Issuance Costs and Debt Discount

The costs related to the issuance of debt are capitalized as other assets and amortized to interest expense using the effective interest rate method over the term of the related debt. As further discussed at Note 10, in connection with the Merger, the Company entered into a new credit arrangement replacing Citadel Broadcasting's senior credit facility. In connection with the new credit arrangement, the Company incurred approximately $33.6 million of debt issuance costs. For the years ended December 31, 2007, 2006 and 2005 the amortization of debt issuance costs was $4.3 million, $1.8 million and $1.8 million, respectively. In accordance with EITF 98-14, *Debtor's Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements,* and in connection with the modification of debt, during the quarter ended June 30, 2007 the Company wrote off $0.6 million of the $2.0 million in remaining debt issuance costs relating to Citadel Broadcasting's senior credit facility. The remaining costs will be amortized over the respective terms of the related components of the Company's new credit arrangement.

The Company has valued its obligation to settle dividends in cash upon conversion of its convertible subordinated notes, if any, in accordance with EITF 00-19 and SFAS No. 133. This derivative financial instrument was initially measured at its estimated fair value using the Black-Scholes option pricing model and was recorded as a liability and a discount on the convertible subordinated notes. The initial discount is being amortized to interest expense over the remaining term of the notes and is shown as a reduction to the convertible subordinated notes. During the years ended December 31, 2007 and 2006, the amortization of the discount was $0.5 million and $0.1 million, respectively.

Long-Term Incentive Plan

Effective January 1, 2006, the Company adopted SFAS No. 123R, *Share-Based Payment*, using the modified prospective approach. SFAS No. 123R replaces SFAS No. 123, *Accounting for Stock-Based Compensation*, and supersedes Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*. SFAS No. 123R requires the cost of all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values measured at the grant date, or the date of later modification, over the requisite service period. In addition, under the modified prospective approach, SFAS No. 123R requires unrecognized cost (based on the amounts previously disclosed in pro forma footnote disclosures) related to options vesting after the date of initial adoption to be recognized in the financial statements over the remaining requisite service period. Therefore, the amount of compensation costs to be recognized over the requisite service period on a prospective basis after January 1, 2006 will include: (i) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006 based on their fair values measured at the grant date, (ii) compensation costs of all share-based payments granted subsequent to January 1, 2006 based on their respective grant date fair value, and (iii) the incremental fair value of awards modified subsequent to January 1, 2006 measured as of the date of such modification.

Prior to January 1, 2006, the Company accounted for stock-based compensation plans in accordance with the provisions of APB Opinion No. 25, as permitted by SFAS No. 123, and accordingly, did not recognize compensation expense for stock options with an exercise price equal to or greater than the market price of the underlying stock at the date of grant. Prior to the adoption of SFAS No. 123R, the Company recognized share-based payment compensation costs using the accelerated recognition method. Upon adoption, the Company recognizes the cost of previously granted share-based awards under the accelerated recognition method and generally recognizes the cost of new or modified share-based awards on a straight-line basis over the requisite service period.

Had the fair value-based method as prescribed by SFAS No. 123 been applied, additional pre-tax compensation expense of $8.4 million would have been recognized for the year ended December 31, 2005 and the effect on net income and net income per share would have been as follows:

	Year Ended December 31, 2005
	(in thousands, except per share amounts)
Net income, as reported	$ 69,757
Add: Stock-based compensation expense	3,444
Deduct: Total stock-based employee compensation expense determined under fair value based method	(11,884)
Incremental tax impact	3,334
Net income, pro forma	$ 64,651
Basic net income per common share:	
As reported	$ 0.59
Pro forma	$ 0.54
Diluted net income per common share:	
As reported	$ 0.55
Pro forma	$ 0.51

The incremental tax impact presented in the table above represents the effect of the additional tax benefit that the Company would have accumulated in prior periods had compensation expense related to its stock options been recognized utilizing the fair value method.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for a net deferred tax asset balance when it is more likely than not that the benefits of the tax asset will not be realized.

Tax contingencies are also recorded to address potential exposures involving tax positions that the Company has taken that could be challenged by taxing authorities. To the extent that the Company recognizes a liability for non-deductible expenses, its income tax expense is increased. If the Company ultimately determines that payment of these amounts is unnecessary, it will reverse the liability and recognize a tax benefit during the period in which the Company determines the liability is no longer necessary. These potential exposures result from the varying application of statutes, rules, regulations and interpretations. A number of years may elapse before a tax return containing matters, for which a liability has been recognized, is audited by the taxing authority and finally resolved.

Net (Loss) Income Per Share

Net (loss) income per share is calculated in accordance with SFAS No. 128, *Earnings Per Share*, which requires presentation of basic and diluted net (loss) income per share. Basic net (loss) income per share excludes dilution and is computed for the years ended December 31, 2007, 2006 and 2005 by dividing net (loss) income by the weighted average number of common shares outstanding during the year. During the year ended December 31, 2005, diluted net income per share is computed in the same manner as basic net income per share after assuming issuance of common stock for all potentially dilutive equivalent shares, which includes (1) stock options (using the treasury stock method), (2) the effect of unvested shares of common stock outstanding, and (3) the conversion of the Company's convertible subordinated notes after eliminating from net income the interest expense, net of tax, incurred on the convertible subordinated notes. Anti-dilutive instruments are not considered in this calculation. For the years ended December 31, 2007 and 2006, the above dilutive equivalent shares were not included in the calculation of diluted net income per share as the effect would have been antidilutive due to the net loss reported.

The following is a reconciliation of the numerator and denominator of the basic and diluted earnings per share computation for the year ended December 31, 2005:

(In thousands, except per share data)	December 31, 2005
NUMERATOR:	
Income available to common stockholders	$ 69,757
Effect of dilutive securities:	
Convertible subordinated notes	3,743
Numerator for net income per common share—diluted	$ 73,500
DENOMINATOR:	
Weighted average common shares	119,234
Effect of dilutive securities:	
Options	1,995
Restricted shares	349
Convertible subordinated notes	12,956
Denominator for net income per common share—diluted	134,534
Net income per common share:	
Net income—Basic	$ 0.59
Net income—Diluted	$ 0.55

Options to purchase 4,562,656 shares of common stock were not included in the computation of diluted earnings per share for the year ended December 31, 2005 because their effect would have been antidilutive. Potentially dilutive equivalent shares, which include (1) 0.7 million and 0.6 million of stock options (using the treasury stock method), (2) the effect of unvested shares of common stock outstanding of 0.6 million and 0.3 million shares, and (3) the conversion of the Company's convertible subordinated notes into 13.1 million shares were excluded from the computation of diluted weighted average shares outstanding for the years ended December 31, 2007 and 2006, respectively as their effect was antidilutive.

Revenue Recognition

The Radio Markets derive revenue primarily from the sale of program time and commercial announcements to local, regional and national advertisers. Net broadcasting revenue is recorded net of agency commissions and is recognized when the programs and commercial announcements are broadcast. Agency commissions are calculated based on a stated percentage applied to gross broadcasting revenue.

Historically, the Company has managed its portfolio of radio stations through selected acquisitions, dispositions and exchanges, as well as through the use of local marketing agreements ("LMAs") and joint sales agreements ("JSAs"). Under an LMA or a JSA, the company operating a station provides programming or sales and marketing or a combination of such services on behalf of the owner of a station. The broadcast revenue and operating expenses of stations operated by the Company under LMAs and JSAs have been included in the Company's results of operations since the respective effective dates of such agreements.

The Radio Network generates substantially all of its revenue from the sale of advertising time accumulated from its affiliate stations. The Radio Network also generates advertising revenue by embedding a defined number of advertising units in its syndicated programs, which it sells to advertisers at premium prices. Additionally, the Radio Network acts as the exclusive sales representative for the ESPN Radio Network pursuant to the ESPN Radio Network Sales Representation Agreement (the "ESPN Agreement"), entered into as of June 12, 2007, the closing date of the Merger. The ESPN Agreement sets forth the terms under which Radio Network sells advertising on behalf of the ESPN Radio Network by providing a sales staff to solicit advertising and manage the billing and collection functions in exchange for 20% of all net sales generated on behalf of the ESPN Radio Network for the initial two-year term of the agreement. The agreement will be renewed for two successive one-year renewal periods if certain sales levels are achieved.

Barter Transactions

Barter contracts are agreements entered into under which the Company provides commercial air-time in exchange for goods and services used principally for promotions, sales and other business activities. The Company determines the amount of revenue for barter transactions based on fair value received for similar commercial air-time from cash customers.

Advertising Expenses

Advertising expenses are expensed as incurred.

Business and Credit Concentrations

In the opinion of management, credit risk with respect to receivables is mitigated in part by the large number of customers and the geographic diversification of the Company's customer base. The Company performs credit evaluations of its customers and believes that adequate allowances for any uncollectible receivables are maintained. At December 31, 2007, and 2006, no receivable from any customer exceeded 5% of accounts receivable. For the years ended December 31, 2007, 2006 and 2005, no single customer accounted for more than 10% of net broadcasting revenue.

Recent Accounting Pronouncements

Effective January 1, 2007, the Company adopted FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109*. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition of income tax positions, tax positions in interim periods, and income tax disclosures. See Note 4 for additional information.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. SFAS No. 157 establishes a framework for measuring fair value under accounting principles generally accepted in the United States of America and expands disclosures about fair value measurement. In February 2008, the FASB deferred the adoption of SFAS No. 157 for one year as it applies to certain items, including assets and liabilities initially measured at fair value in a business combination, reporting units and certain assets and liabilities measured at fair value in connection with goodwill impairment tests in accordance with SFAS No. 142 and long-lived assets measured at fair value for impairment assessments under SFAS No. 144, *Accounting for the Impairment and Disposal of Long-Lived Assets*. The Company would still be required to adopt the provisions of SFAS No. 157 in 2008 as it relates to certain other items, including those within the scope of SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, and financial and nonfinancial derivatives within the scope of SFAS No. 133. The Company does not believe the required partial adoption of SFAS No. 157 in 2008 will have a material impact on its consolidated financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 permits entities to measure certain financial assets and liabilities at fair value and for entities which elect the fair value option, unrealized gains and losses will be reported in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis. The provisions of SFAS No. 159 are effective for the Company as of January 1, 2008. The application of SFAS No. 159 requires prospective application, and the difference between the carrying amount and fair value is to be included in a cumulative effect adjustment to the opening balance of retained earnings. The Company does not intend to adopt SFAS No. 159.

In June 2007, the EITF issued Topic No. 06-11, *Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards*. EITF 06-11 requires the realized tax benefit for dividends paid on share-based payment awards expected to vest to be credited to the Company's additional paid-in capital account. The application of EITF 06-11 shall be applied prospectively to income tax benefits of dividends declared on affected securities in fiscal years beginning after December 15, 2007. Earlier application is permitted. The Company does not believe that the adoption of EITF 06-11 will have a material impact on its consolidated financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations*, which replaces SFAS No. 141. SFAS No. 141R retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective for the Company beginning January 1, 2009 and will apply prospectively to any business combinations completed on or after that date. The Company expects that the adoption will have an impact on its consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of any acquisitions that the Company consummates after the effective date.

3. ABC Radio Merger Transaction

As discussed at Note 1, the Company completed the Merger on June 12, 2007. In connection with the Merger, the Company issued 151,707,512 shares of its common stock to TWDC's stockholders. In accordance with EITF 99-12, *Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination*, the date to be utilized for financial accounting purposes to value the shares of the Company's common stock issued as part of the Merger that were determined based on a formula and whose value could have varied based on the average closing price of the Company's common stock is the date on which the average stock price dropped below the collar mechanism contained in the ABC Radio Merger Agreement prior to the closing date of June 12, 2007. For the purpose of determining the fair value of the 151,707,512 shares issued, the Company calculated the price of approximately $7.24 per share based on $9.70 (the average price two days before and two days after the date on which the Company's stock price fell outside the collar range) less the Special Distribution of approximately $2.46 per share that was paid to the Company's pre-merger stockholders of record on June 8, 2007. In consideration for the Merger, the Company assumed the ABC Radio Debt in the amount of $1.35 billion, and immediately refinanced the debt assumed subsequent to the closing of the Merger (see Note 10 for further discussion). The total consideration provided by the Company for the Merger of the fair value of the Company's stock, assumption of the ABC Radio Debt and direct transaction costs has been preliminarily allocated as outlined in the table below.

SFAS No. 141 requires the use of the purchase method of accounting for business combinations. In applying the purchase method, it is necessary to identify both the accounting acquiree and the accounting acquirer. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the shares (the Company in this case) is generally the acquiring entity. In identifying the acquiring entity in this transaction, all pertinent facts and circumstances were considered, including the following:

- The relative voting interests in the combined entity after the combination. In this case, stockholders of TWDC, the sole stockholder of ABC Radio, received approximately 57.5% of the equity ownership and associated voting rights in the Company.

- The composition of the governing body of the combined entity. In this case the composition of the board of directors of the Company is comprised of the members of the board of directors of the Company immediately prior to the consummation of the Merger.
- The composition of the senior management of the combined entity. In this case, the senior management of the Company is comprised of the members of senior management of the Company immediately prior to the consummation of the Merger.
- The existence of a large minority voting interest when no other stockholder has a significant interest. In this case, stockholders of the Company that are affiliated with FL&Co. held an approximate 29% voting interest of the outstanding common stock of the Company after the Merger, which we believe is larger than that of any other holder.

While ABC Radio is the legal acquirer and surviving company in the Merger, the Company is the accounting acquirer in this combination based on the facts and circumstances outlined above. As of June 12, 2007, the date of consummation of the Merger, the Company applied purchase accounting to the assets and liabilities of ABC Radio, and the historical financial statements of the combined company are those of the Company.

In accordance with SFAS No. 141, the Merger was treated as a purchase of the ABC Radio Business by the Company as the accounting acquirer. Accordingly, goodwill arising from the Merger has been determined as the excess of the purchase price for the ABC Radio Business over the fair value of its net assets. The preliminary adjustments to net assets and goodwill as presented in these consolidated financial statements are based upon various estimates.

As a result of the Merger and resulting evaluation of the consolidated businesses, the Company restructured and eliminated certain programming, sales and general and administrative positions within the ABC Radio Business. In accordance with EITF 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination*, the Company accrued a liability of $0.7 million of severance costs, of which $0.2 million was paid as of December 31, 2007, and the balance is expected to be paid in full during 2008. The Company is involved in ongoing assessments of the potential restructuring changes, and this process is expected to be finalized by the first quarter of 2008. The Company currently estimates that additional restructuring charges primarily related to severance costs for terminated employees of approximately $3.0 million to $5.0 million will be accrued in connection with the Merger and paid over the terms of the related agreements, if any.

Other than the estimated fair value of FCC licenses, which has been completed as of December 31, 2007, the final determination of the fair market value of the assets acquired and liabilities assumed and the final allocation of the purchase price consideration may differ significantly from the preliminary allocation. See further discussion related to the finalization of the allocation of the purchase price at Note 6. The preliminary allocation of the purchase price consideration is as follows:

	In thousands, except per share amounts
Fair value of common stock issued:	
Number of shares issued	151,707
Per share value	$ 7.2369
Total fair value of common stock issued	1,097,893
Value of converted equity awards	17,895
Direct transaction costs	26,287
Total purchase price consideration	1,142,075
Current assets	129,075
Property and equipment	59,027
FCC licenses	1,412,000
Other intangible assets	81,200
Other assets	5,243
Accounts payable, accrued liabilities and other liabilities	(43,815)
Deferred income tax liabilities	(549,152)
ABC Radio debt assumed	(1,350,000)
Other long-term liabilities	(3,051)
Fair value of liabilities assumed in excess of fair value of net assets acquired	$ (259,473)
Goodwill	$ 1,401,548

As further discussed at Note 6, intangible assets presented in the table above reflect the allocation to FCC licenses acquired in the Merger, for which the fair value determination is complete as of December 31, 2007 and which are not subject to amortization, and a preliminary allocation to other ABC Radio intangible assets acquired, including goodwill, which is not subject to amortization, and customer-related intangible assets that are being amortized in relation to the economic benefits of such assets over a total estimated useful life of approximately seven years. Due to a continued deterioration in the radio marketplace, the operating results of the ABC Radio Business and the Company's stock price decline from the date of the Merger through December 31, 2007, the Company reviewed the estimated fair value of the assets acquired in connection with the Merger as of September 30, 2007, October 1, 2007 (the Company's annual impairment testing date), and December 31, 2007. For the year ended December 31, 2007, the Company recognized non-cash impairment charges of $767.4 million and $347.8 million to write down the carrying values of goodwill and FCC licenses, respectively, related to the ABC Radio Business to their estimated fair values.

The Company will finalize the determination of the fair market value of remaining assets acquired and liabilities assumed in the Merger and the allocation of the purchase price consideration by the second quarter of 2008. The final allocation of the purchase price may be significantly different than the preliminary allocation. Changes in the allocation of amounts to definite-lived intangibles could result in a significant change in the amount of amortization expense recognized relative to such intangibles in future periods.

The following summarized unaudited pro forma results of operations for the years ended December 31, 2007 and 2006 assume that the Merger and any material station dispositions occurred as of January 1 of each period presented. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the Merger and station dispositions occurred as of January 1 of each period presented or which may occur in the future.

	Year Ended December 31,	
	2007	2006
	(In thousands, except per share amounts)	
Net revenue	$ 944,460	$978,354
Net loss	(1,277,170)	(48,928)
Basic net loss per common share	$ (4.88)	$ (0.19)
Diluted net loss per common share	$ (4.88)	$ (0.19)

4. Income Taxes

The components of the income tax (benefit) expense for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
		(In thousands)	
Current tax expense:			
Federal	$ 487	$ 604	$ 760
State	3,025	1,887	2,101
	3,512	2,491	2,861
Deferred tax (benefit) expense:			
Federal	(214,240)	(18,356)	38,692
State	(21,102)	(4,248)	10,943
	(235,342)	(22,604)	49,635
Total income tax (benefit) expense	$(231,830)	$(20,113)	$52,496

Reconciliations of the income tax (benefit) expense to the tax (benefit) expense calculated by applying the federal statutory rate of 35% for the years ended December 31, 2007, 2006 and 2005 to the (loss) income before income taxes are as follows:

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
		(In thousands)	
Federal statutory rate applied to the (loss) income from continuing operations before income taxes	$(530,973)	$(23,845)	$42,789
State tax expense, net of federal benefit/tax	(24,887)	(1,348)	7,295
Non-deductible compensation	4,391	2,375	—
Other permanent differences	702	1,296	260
Change in federal and state valuation allowance	—	—	(698)
Non-deductible goodwill	312,058	933	589
State rate change	3,175	—	1,836
Excess book stock compensation	3,059		
Other	645	476	425
	$(231,830)	$(20,113)	$52,496

For the year ended December 31, 2007, the Company recognized a tax benefit of approximately $231.8 million based on a loss before income taxes of approximately $1,517.1 million. Excluding the asset impairment and disposal charge of $1,612.4 million and the tax benefit associated with this charge of approximately $284.6 million, which was adversely impacted by the write-off of non-deductible goodwill, income before taxes would have been approximately $95.3 million and tax expense would have been approximately $52.8 million, resulting in an effective tax rate of 55%. The Company's effective tax rate differs from the federal tax rate of 35% as a result of a $3.1 million non-cash write down of the Company's deferred tax asset (as further discussed below), $3.2 million state income tax expense, net of federal benefit, due to an increase in the Company's effective state tax rate upon the completion of the Merger caused by a change in the jurisdictions in which the Company conducts business, certain non-deductible compensation costs, and other non-deductible expenses. In the first quarter of 2007, the compensation committee of the Company's board of directors determined that specified performance goals were achieved for certain of the outstanding stock-based awards. In addition, time-vesting restricted shares vested during the year ended December 31, 2007, and the Company recognized a $3.1 million non-cash write down of its deferred tax asset for the excess of stock-based compensation expense recorded over the amount of such compensation costs deductible for income tax purposes upon vesting of the stock based awards.

The income tax benefit for the year ended December 31, 2006 was primarily the result of the approximately $67.3 million deferred tax benefit related to the asset impairment (see Note 6). This benefit was adversely impacted by the write-off of non-deductible goodwill. Excluding the effects of the asset impairment, the effective tax rate for the year ended December 31, 2006 is 45%. The effective tax rate in 2006, exclusive of the effects of the asset impairment differs from the federal rate of 35% primarily due to state taxes, non-deductible compensation and other non-deductible expenses.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets, liabilities and the valuation allowance at December 31 are as follows:

	2007	2006
	(In thousands)	
Deferred tax assets:		
Receivables, principally due to allowance for doubtful accounts	$ 3,166	$ 896
Net operating loss carryforwards	27,655	43,212
Accrued liabilities and other obligations not currently deductible	13,656	11,624
Compensation related to stock-based awards	14,636	20,429
Hedging transaction	19,869	
Other	8,456	2,403
Total deferred tax assets	87,438	78,564
Valuation allowance	—	—
Net deferred tax assets	87,438	78,564
Deferred tax liabilities:		
Property and equipment	(11,949)	(4,672)
Intangible assets	(617,040)	(324,108)
Other	(599)	
Total deferred tax liabilities	(629,588)	(328,780)
Net deferred tax liabilities	$(542,150)	$(250,216)

At December 31, 2007, the Company has net operating loss carryforwards for federal income tax purposes of approximately $75.4 million. The federal net operating loss carryforwards expire as follows:

Year of Expiration	Net Operating Loss Carryforward
	(in millions)
December 31, 2020	$39.1
December 31, 2021	17.1
December 31, 2022	19.2
Total federal loss carryforwards	$75.4

As a result of the Merger described at Note 1, the Company has had a greater than 50% change in control and therefore Internal Revenue Code Section 382 limits the annual amount of net operating losses that can be utilized by the Company. The annual limitation is approximately $27.1 million plus any unrealized net built-in gains and, assuming no future ownership changes, the Company expects to fully utilize existing net operating loss carryforwards within the available carryforward periods. However, if a future change in control under Section 382 occurs, the Company's net operating losses could incur additional limitations. The Company will continue to evaluate the deferred tax asset based on the operations of the Company and any ownership changes under Section 382 to determine whether a change in the valuation allowance will be required to reduce the deferred tax asset to the amount that is more likely than not to be realized.

For state income tax purposes, the Company has approximately $25.4 million in net operating loss carryforwards. The net operating loss carryforwards expire in 2013 through 2022. The determination of the state net operating loss carryforwards is dependent upon the federal net operating loss, apportionment percentages and other respective state laws, which can change year to year and impact the amount of the state net operating loss carryforwards. Utilization of such federal and state net operating losses is subject to certain limitations under federal and state income tax laws.

At December 31, 2007, the Company has an alternative minimum tax ("AMT") credit carryforward of approximately $3.1 million. AMT credits are available to be carried forward indefinitely and may be utilized against regular federal tax to the extent they do not exceed computed AMT calculations.

FIN 48

FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*, and provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

On January 1, 2007, the Company adopted the provisions of FIN 48. As a result of the implementation of FIN 48, the Company adjusted the estimated value of its uncertain tax positions by recognizing an additional estimated reduction in its deferred tax assets of approximately $5.1 million, of which approximately $3.0 million was recorded as an adjustment to the opening balance of accumulated deficit as of January 1, 2007, and approximately $2.1 million was recorded as an increase to goodwill related to uncertain tax positions from a prior acquisition.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for the year:

	(In thousands)
Unrecognized tax benefit—opening balance	$10,077
Gross increases—tax positions in prior periods	42
Gross decreases—tax positions in prior periods	(753)
Gross increases—tax positions in current period	892
Unrecognized tax benefit—ending balance	$10,258

Included in the balance of unrecognized tax benefits at December 31, 2007 are $4.6 million of tax benefits that, if recognized, would affect the effective tax rate. Also included in the balance of unrecognized tax benefits at December 31, 2007 are $5.6 million of tax benefits that, if recognized, would result in a decrease to goodwill recorded in purchase business combinations. No additional significant increases or decreases in unrecognized tax benefit are expected within the next 12 months.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. Related to the uncertain tax benefits noted above, the Company accrued an immaterial amount of interest during 2007 and in total, as of December 31, 2007, has recognized a liability for interest of $0.1 million.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company has a number of federal and state income tax years still open for examination as a result of the net operating loss carryforwards. Accordingly, the Company is subject to examination for both U.S. federal and certain state tax return purposes for the years 1993 to present.

5. Property and Equipment

Property and equipment consisted of the following at December 31:

	2007	2006	Estimated Useful Life
	(In thousands)		
Land	$ 40,080	$ 19,876	
Buildings and improvements	50,053	32,167	3 to 25 years
Transmitters, towers and studio equipment	115,303	94,576	5 to 10 years
Office furniture, equipment and vehicles	28,769	28,816	2 to 12 years
Construction in progress	3,916	4,031	
	238,121	179,466	
Less accumulated depreciation and amortization	(102,498)	(95,532)	
	$ 135,623	$ 83,934	

Depreciation expense was $15.0 million, $15.5 million, and $20.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

6. Intangible Assets

Indefinite-Lived Intangible Assets and Goodwill

Intangible assets consist primarily of FCC broadcast licenses and goodwill, but also include certain other intangible assets acquired in purchase business combinations. Definite-lived intangible assets are amortized in relation to the economic benefits of such assets over their total estimated useful lives.

The Company operates its business in two operating segments, the Radio Markets and Radio Network. Each geographic market where the Company conducts its operations within the Radio Markets segment is a reporting unit, and the Radio Network is also a reporting unit for purposes of applying SFAS No. 142.

SFAS No. 142 requires the Company to test FCC licenses on an annual basis and between annual tests if events occur or circumstances change that would, more likely than not, reduce the fair value of FCC licenses below the amount reflected in the balance sheet. The annual test, which is performed by the Company as of October 1 in the fourth quarter of each year, requires that the Company (1) determine the reporting unit; and (2) compare the carrying amount of the FCC licenses reflected on the balance sheet in each reporting unit to the fair value of the reporting unit's FCC licenses.

The Company determines the fair value of the FCC licenses for each of its reporting units within its Radio Markets by relying primarily on a discounted cash flow approach assuming a start-up scenario in which the only assets held by an investor are FCC licenses. For purposes of testing the carrying values of its FCC licenses for impairment, the fair value of FCC licenses for each reporting unit contains significant assumptions incorporating variables that are based on past experiences and judgments about future performance using industry normalized information for an average station within a market. These variables include, but are not limited to: (1) the forecasted growth rate of each radio market, including population, household income, retail sales and other expenditures that would influence advertising expenditures; (2) market share and profit margin of an average station within a market; (3) estimated capital start-up costs and losses incurred during the early years; (4) risk-adjusted discount rate; (5) the likely media competition within the market area; and (6) expected growth rates in perpetuity to estimate terminal values.

SFAS No. 142 also requires the Company to test goodwill at its reporting units within its Radio Markets segment and Radio Network segment on an annual basis and between annual tests if events occur or circumstances change that would, more likely than not, reduce the fair value of goodwill below the amount reflected in the balance sheet. The Company performs its annual impairment test as of October 1 in the fourth quarter of each year by (1) determining the reporting unit and (2) comparing the fair value of each reporting unit with the amount reflected in the balance sheet. If the fair value of any reporting unit is less than the amount reflected in the balance sheet, an indication exists that the amount of goodwill attributed to a reporting unit may be impaired, and the Company is required to perform a second step of the impairment test. In the second step, the Company compares the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to the amount reflected in the balance sheet.

To determine the fair value, the Company uses an income and/or market approach for each reporting unit. The market approach compares recent sales and offering prices of similar properties or businesses. The income approach uses the subject property's income generated over a specified time and capitalized at an appropriate market rate to arrive at an indication of the most probable selling price. If actual market conditions are less favorable than those projected by the industry or the Company or if an event occurs or circumstances change that would, more likely than not, reduce the fair value of the Company's FCC licenses or goodwill below the carrying amounts of the respective reporting unit, the Company may be required to recognize impairment charges in future periods, which could have a material impact on its consolidated financial condition and results of operations.

On February 6, 2006, the Company entered into the Agreement and Plan of Merger. Subsequent to entering into the Agreement and Plan of Merger, the operating results of the ABC Radio Business declined. The Agreement and Plan of Merger was subsequently amended as of November 19, 2006. On June 12, 2007, the Company completed the Merger. FCC licenses and goodwill, totaling approximately $2.8 billion were recorded as part of the preliminary purchase price allocation and represented a substantial portion of ABC Radio's total assets. The fair value of FCC licenses and goodwill associated with the ABC Radio Business is dependent on both the future cash flows expected to be generated by the ABC Radio Business and other market conditions that impact the value a willing buyer would pay for such assets. Due to a continued deterioration in the radio marketplace, the operating results of the ABC Radio Business and the Company's stock price decline from the date of the Merger through December 31, 2007, the Company reviewed the estimated fair value of the assets acquired in connection with the Merger as of September 30, 2007, October 1, 2007 (the Company's annual impairment testing date), and December 31, 2007. For the year ended December 31, 2007, the Company recognized a non-cash impairment charge of $1,115.2 million, which is comprised of $347.8 million in FCC license impairment and $767.4 million in goodwill impairment to reduce the carrying values to their estimated fair values. If market conditions and operational performance of the respective reporting units within the ABC Radio Business were to continue to deteriorate, or if facts and circumstances change that would more likely than not reduce the estimated fair value of the FCC licenses and goodwill below their adjusted carrying amounts, the Company may be required to recognize additional non-cash impairment charges in future periods, which could have a material impact on the Company's financial condition and results of operations.

As a result of the overall deterioration in the radio marketplace, the operating results of the Company's other radio stations and the decline in the Company's stock price discussed above and certain reporting units being more likely than not to be disposed, the Company conducted interim impairment tests for certain of its other reporting units during the quarter ended September 30, 2007 and as of December 31, 2007, in addition to its annual impairment test as of October 1, 2007. As a result, the Company recorded a non-cash impairment charge of $476.3 million during the year ended December 31, 2007, which is comprised of $156.9 million and $319.4 million of FCC licenses and goodwill, respectively, to reduce the carrying values to their estimated fair values. If market conditions and operational performance of these respective reporting units were to continue to deteriorate, or if facts and circumstances change that would more likely than not reduce the estimated fair value of the FCC licenses and goodwill for these reporting units below their adjusted carrying amounts, the Company may also be required to recognize additional non-cash impairment charges in future periods, which could have a material impact on the Company's financial condition and results of operations.

During the year ended December 31, 2007, the Company also recognized a non-cash impairment charge of $20.9 million to write down the carrying amounts to the estimated fair market value related to certain of the eleven stations that were required to be transferred into a divestiture trust upon the closing of the Merger and other radio assets for which the Company had definitive sales agreements.

During the year ended December 31, 2006, the Company recorded a non-cash impairment charge of $174.0 million to reduce the carrying amounts of its FCC licenses and goodwill.

The changes in the carrying amounts of FCC licenses and goodwill for the years ended December 31, 2007 and 2006 are as follows:

	FCC Licenses	Goodwill
	(In thousands)	
Balance, January 1, 2006	$1,464,191	$ 658,833
Acquisitions	15,425	631
Asset impairment and disposal charges	(152,311)	(21,738)
Other	—	16
Balance December 31, 2006	1,327,305	637,742
Acquisitions	1,412,000	1,401,548
Asset impairment and disposal charges	(523,629)	(1,087,643)
Dispositions	(23,184)	(4,816)
Station purchase price adjustment	(70)	2,089
Balance December 31, 2007	$2,192,422	$ 948,920

As discussed at Note 1, the Company completed the Merger on June 12, 2007. In connection with the purchase price allocation, the Company has allocated $1,412.0 million to the value of the FCC licenses and has preliminarily allocated approximately $1,401.5 million to the value of goodwill, which have been reduced by non-cash impairment charges of $347.8 million and $767.4 million, respectively, during the year ended December 31, 2007.

As discussed at Note 4, the Company adjusted the estimated value of its uncertain tax positions associated with prior acquisitions, and as a result, approximately $2.1 million was recorded as an increase in goodwill.

Definite-Lived Intangible Assets

In connection with the Merger, the Company has preliminarily allocated $81.2 million to customer relationships that are being amortized in relation to the economic benefits of such asset over a total estimated useful life of approximately seven years. Approximately $15.2 million of amortization expense was recognized on the customer relationships intangible asset during the year ended December 31, 2007. Other definite-lived intangible assets are included within other assets, net, in the accompanying consolidated balance sheets. The amount of amortization expense for definite-lived intangible assets was $15.7 million and $1.2 million for the years ended December 31, 2007 and 2006, respectively. See Note 3.

Other definite-lived intangible assets, excluding the customer relationships, are a component of Other Assets, Net, in the accompanying balance sheets and consisted of the following at December 31:

	2007	2006
	(in thousands)	
Other intangible assets, gross	$ 7,291	$ 7,520
Less accumulated amortization	(4,961)	(5,363)
Other intangible assets, net	$ 2,330	$ 2,157

The Company estimates the following amount of amortization expense over the next five years related to the total definite-lived intangible assets:

	Amortization Expense (in thousands)
2008	$20,593
2009	15,890
2010	12,080
2011	8,621
2012	6,198
	$63,382

Intangible assets reflected in the accompanying consolidated balance sheet as of December 31, 2007 reflect the allocation to ABC Radio FCC licenses acquired in the Merger, for which the fair value determination is complete as of December 31, 2007 and which are not subject to amortization, and a preliminary allocation to other ABC Radio intangible assets acquired, including goodwill, which is not subject to amortization, and customer-related intangible assets that are being amortized in relation to the economic benefits of such asset over a total estimated useful life of approximately seven years. The Company will finalize the determination of the fair market value of the assets acquired and liabilities assumed in the Merger and the allocation of the purchase price consideration by the second quarter of 2008. Pursuant to SFAS No. 141, other intangible assets shall be recognized if they (i) arise from contractual or other legal rights, regardless of whether those rights are transferable or separable from the ABC Radio Business or from other rights and obligations, or (ii) can be separated or divided from the ABC Radio Business and sold, transferred, licensed, rented, or exchanged, regardless of whether there is an intent to do so. In addition, other intangible assets that may be recognized include trademarks and trade names, customer-related intangible assets, such as backlog, and contract-based intangible assets, such as advertising contracts, affiliation agreements, lease agreements, or broadcast programming rights. The Company will determine the final allocation of the purchase price based on the estimated fair value of assets acquired and liabilities assumed as of the closing date of the Merger. Since the other intangible assets discussed above are expected to have definite lives and would be subject to amortization, amortization expense recognized in periods subsequent to the closing of the Merger is expected to increase, which could have a material impact on the Company's financial condition and results of operations after the Merger. The Company estimates that for every $100 million of definite-lived intangible assets that are acquired, amortization expense would increase by approximately $20 million to $33 million annually, and net income would decrease by approximately $12 million to $20 million annually, based on estimated useful lives of such intangibles of three to five years and the straight-line method of amortization. Every additional $100 million of definite-lived intangible assets with useful lives similar to the customer-related intangible assets discussed at Note 3 would be expected to increase amortization by approximately $29 million in the first twelve months after acquisition.

7. Acquisitions and Dispositions

2007 Acquisitions and Dispositions

Completed Acquisition

As discussed at Note 1, the Company completed the Merger on June 12, 2007. The FCC has determined that the Merger results in a substantial change in control (as defined under the FCC's rules and policies), and as a result, the Company was required to divest eleven stations that exceeded the applicable ownership limits, the carrying value of which is immaterial. The Company assigned these stations to a trust immediately upon the closing of the Merger.

Completed Dispositions

The Company completed the sale of the Ithaca, NY and Spokane, WA markets during the year ended December 31, 2007 for cash purchase prices of approximately $3.5 million and approximately $21.5 million, respectively. The Company has also completed the sale of a station in each of the Charleston, SC and Tuscaloosa, AL markets. In addition, the Company completed the sale of one station in the Portland, ME market that was assigned to the divestiture trust.

On February 12, 2008, the divestiture trust entered into an asset purchase agreement for the sale of another station in the Portland, ME market.

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company recognized a non-cash expense of approximately $20.9 million during the year ended December 31, 2007, which is presented as an asset impairment and disposal charge in the accompanying consolidated statement of operations to adjust certain of these assets' carrying amounts to their estimated fair market value.

2006 Acquisitions

Completed Acquisitions

During the year ended December 31, 2006, the Company completed acquisitions of six radio stations for an aggregate purchase price of approximately $18.5 million.

Pursuant to SFAS No. 142, the accompanying consolidated balance sheets include the acquired assets and liabilities and the accompanying consolidated statements of operations include the results of operations of the acquired entities from their respective dates of acquisition.

For the completed acquisitions, the aggregate purchase price was allocated as follows, and the final determination of the fair market value of assets acquired and liabilities assumed and final allocation of the purchase price are reflected in 2007 balances:

Asset Description	Radio Station Acquisitions	Asset lives
	(in thousands)	
Property and equipment, net	$ 2,067	3 to 10 years
FCC licenses	15,425	non-amortizing
Goodwill	631	non-amortizing
Other intangibles, net	332	6 to 84 months
Other assets	4	
Liabilities assumed	(5)	
Total aggregate purchase price	$18,454	

2005 Acquisitions and Dispositions

Completed Acquisitions

During the year ended December 31, 2005, the Company completed acquisitions, including the following:

- Two radio stations in the Providence, RI market for an aggregate cash purchase price of approximately $14.7 million.
- Six radio stations in the Tuscaloosa, AL market and one radio station in the Birmingham, AL market, all of which had been operating under a local marketing agreement since March 1, 2005, for an aggregate cash purchase price of approximately $29.5 million.

For the completed acquisitions, the aggregate purchase price was allocated as follows, and the final determination of the fair market value of assets acquired and liabilities assumed and final allocation of the purchase price are reflected in 2007 balances:

Asset Description	Acquisition of Tuscaloosa/ Birmingham Radio Stations	Other Radio Station Acquisitions	Total	Asset lives
	(in thousands)			
Property and equipment, net	$ 1,230	$ 473	$ 1,703	3 to 10 years
FCC licenses	26,784	19,871	46,655	non-amortizing
Goodwill	918	75	993	non-amortizing
Other intangibles, net	592	630	1,222	6 to 84 months
Liabilities assumed	(5)	(635)	(640)	
Total aggregate purchase price	$29,519	$20,414	$49,933	

Completed Dispositions

During the year ended December 31, 2005, the Company sold six radio stations for an aggregate price of approximately $12.8 million, including one of the stations that had been acquired in the Providence, RI market.

Supplemental Pro Forma Information

See the pro forma information as it relates to the Merger at Note 3. Pro forma adjustments for other material station dispositions during 2007 and 2006 are also reflected at Note 3.

8. Accounts Payable, Accrued Liabilities and Other Liabilities

Accounts payable, accrued liabilities and other liabilities at December 31 consisted of the following:

	2007	2006
	(In thousands)	
Accounts payable	$ 9,350	$11,278
Accrued compensation and related costs	16,839	8,277
Accrued interest	3,513	4,484
Payments received in advance	2,453	2,346
Accrual for revenue sharing	32,647	—
Accrual for acquisition related costs	—	3,075
Accrual for stock repurchase transactions	—	502
Accrual for network programming	5,168	—
Other accrued liabilities	42,593	10,677
Current maturities of long-term liabilities	1,501	107
	$114,064	$40,746

9. Other Long-Term Liabilities

In the third quarter of 2004, the Company reached a settlement with its previous national representation firm and entered into a long-term agreement with a new representation firm. Under the terms of the settlement, the Company's new representation firm settled the Company's obligations under the settlement agreement with the previous representation firm and entered into a new long-term contract with the Company. The deferred amount related to this contract is included in other long-term liabilities in the accompanying consolidated balance sheets. The non-cash charge is being amortized over the life of the new contract, which expires on September 30, 2011.

10. Senior Debt

In connection with the Merger, as discussed at Note 1, the Company entered into a senior credit and term agreement that provides for $200 million in revolving loans through June 2013, $600 million term loans maturing in June 2013 ("Tranche A Term Loans"), and $1,535 million term loans maturing in June 2014 ("Tranche B Term Loans") (collectively, the "Senior Credit and Term Facility"). The Senior Credit and Term Facility is guaranteed by the Company's operating subsidiaries.

On June 12, 2007, the Company borrowed $600 million under the Tranche A Term Loans and $1,535 million under the Tranche B Term Loans and used the proceeds to repay the outstanding balance and accrued interest of approximately $402 million under the senior credit agreement that Citadel Broadcasting entered into in August 2004 that previously provided for $600 million in revolving loans through January 15, 2010 (the "Senior Credit Facility") and the ABC Radio Debt plus accrued interest of approximately $1,352 million. In addition, the Company used borrowings under the Senior Credit and Term Facility to fund the Special Distribution of approximately $276.5 million paid to the Company's pre-merger stockholders, as further discussed at Note 13, and the remaining proceeds were used to fund merger-related costs or retained by the Company for working capital purposes. The Senior Credit Facility was repaid in full in connection with the refinancing.

Principal on the Tranche A Term Loans is payable in consecutive quarterly installments on the last day of each fiscal quarter commencing on September 30, 2010, with final maturity on June 12, 2013 as follows:

Payment Dates	Payment Amount (in thousands)
September 30, 2010, December 31, 2010, March 31, 2011, June 30, 2011	$ 15,000
September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012	$ 22,500
September 30, 2012, December 31, 2012, March 31, 2013, June 12, 2013	$112,500

Principal on the Tranche B Term Loans is payable in 15 consecutive quarterly installments of approximately $3.8 million, due on the last day of each fiscal quarter, commencing on September 30, 2010, with the final maturity of $1,477.4 million on June 12, 2014.

The required aggregate principal payments for Tranche A and Tranche B Term Loans as of December 31, 2007 are as follows:

	Payment Amount (in thousands)
2008	$ —
2009	—
2010	37,675
2011	90,350
2012	285,350
Thereafter	1,721,625
	$2,135,000

At the Company's election, interest on outstanding principal for the revolving loans and Tranche A Loans accrues at a rate based on either: (a) the greater of (1) the Prime Rate in effect; or (2) the Federal Funds Rate plus 0.50% plus, in each case, a spread that ranges from 0.00% to 0.50%, depending on the Company's leverage ratio; or (b) the Eurodollar rate plus a spread that ranges from 0.75% to 1.50%, depending on the Company's leverage ratio.

For the outstanding principal for Tranche B Term Loans, the Company may elect interest to accrue at a rate based on either: (a) the greater of (1) the Prime Rate in effect; or (2) the Federal Funds Rate plus 0.50% plus, in each case, a spread that ranges from 0.50% to 0.75%, depending on the Company's leverage ratio; or (b) the Eurodollar rate plus a spread that ranges from 1.50% to 1.75%, depending on the Company's leverage ratio.

Below is a table that sets forth the rates and the amounts borrowed under the Company's Senior Credit and Term Facility as of December 31, 2007 and Citadel Broadcasting's Senior Credit Facility as of December 31, 2006:

	December 31, 2007		December 31, 2006	
Type of Borrowing	Amount of Borrowing (in thousands)	Interest Rate	Amount of Borrowing (in thousands)	Interest Rate
Tranche A Term Loans	$ 600,000	6.33 to 6.70%	$ —	—
Tranche B Term Loans	1,535,000	6.46 to 6.83%	—	—
Senior Credit Facility	—	—	401,000	6.10 to 6.12%

As of December 31, 2007, the Company had $198.6 million available in revolving loan commitments under the Senior Credit and Term Facility.

The Company's operating subsidiaries guarantee the Senior Credit and Term Facility, and substantially all assets of the Company are pledged as security.

The Company's Senior Credit and Term Facility contains customary restrictive non-financial covenants, which, among other things, and with certain exceptions, prohibit fundamental changes and limit its ability to incur additional indebtedness, liens and contingent obligations, enter into transactions with affiliates, sell assets, declare or pay dividends, repurchase shares of common stock of the Company, enter into sale and leaseback transactions, or make investments, loans and advancements. The Company's Senior Credit and Term Facility also contains covenants related to the satisfaction of a consolidated maximum net leverage ratio, as more fully described therein, which is 8.5 to 1.0 through September 30, 2008, 7.75 to 1.0 through September 30, 2009, 7.25 to 1.0 through September 30, 2010 and 6.75 to 1.0 thereafter. The Company was in compliance with its non-financial covenants and financial covenant as of December 31, 2007. See additional discussion at Note 11.

11. Convertible Subordinated Notes

On February 18, 2004, the Company sold $330.0 million principal amount of convertible subordinated notes. The convertible subordinated notes are due in February of 2011 and bear interest at a rate of 1.875% per annum, payable February 15 and August 15 each year. Holders may convert these notes into common stock at an initial conversion rate of 39.2157 shares of common stock per $1,000 principal amount of notes, equal to a conversion price of $25.50 per share. Pursuant to the terms of the indenture governing the convertible subordinated notes, the initial conversion price was adjusted to be $25.16 per share of our common stock, effective immediately after November 30, 2005, as a result of the declared dividend to stockholders of record on November 30, 2005 on the common stock in the amount of $0.18 per share. As permitted under the indenture, no adjustment was made with respect to any subsequent dividends declared, since, in lieu of such adjustment, holders of the convertible notes will be entitled to the dividend amount upon conversion.

The Company has valued its obligation to settle dividends in cash upon conversion of its convertible subordinated notes, if any, in accordance with EITF 00-19 and SFAS No. 133. This derivative financial instrument was initially measured at its estimated fair value using the Black-Scholes option pricing model and was recorded as a liability and a discount on the convertible subordinated notes. The initial discount is being amortized over the remaining term of the notes. At each subsequent reporting date, the Company measures the estimated fair value of the derivative financial instrument, and any increase or decrease in the estimated fair value of the derivative liability is recognized immediately in earnings. The Company measured the fair value of the option using the following assumptions: (1) February 15, 2011 as the expiration of the instrument, (2) 5% as the risk-free rate of return, (3) the Company's current common stock price as of last trading date in the quarter, and (4) estimated volatility of the Company's common stock price during the expected term, which was measured based on several factors, including the limited history of its stock price and the deep out-of-the-money conversion price. Significant changes in these assumptions may significantly affect the Company's financial condition and results of operations. The derivative liability estimated fair value of $1,000 is classified as a noncurrent liability based on the expected maturity date of the convertible subordinated notes.

The Company may redeem the notes at any time prior to maturity if the closing price of the Company's common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days. Upon such a redemption, an additional payment would be due to the holders. Holders may require the Company to repurchase all or part of their notes at par plus accrued interest upon the occurrence of a fundamental change (as defined in the indenture governing the terms of the convertible subordinated notes).

On February 21, 2006, the Company received a letter from an attorney claiming to represent holders of more than $109 million of the principal amount of the Company's 1.875% convertible subordinated notes due 2011 (the "*Notes*") that purported to be a notice of default under the indenture governing the Notes. The letter alleges that events of default have arisen and continue to arise (i) from the ABC Radio Merger Agreement, (ii) from other agreements relating to the Merger and (iii) the actions contemplated therein (collectively the "Transactions"). Specifically, the letter alleges that the Transactions will or do constitute a fundamental change under the indenture. On April 24, 2006, the Company received a second letter from the same attorney claiming that the Company failed to cure the alleged defaults during the more than 60 days that elapsed since the

Company's receipt of the first letter. The second letter alleges that as a result, an event of default has occurred and is continuing under the indenture. The second letter also purports to declare the principal amount of the Notes, and the accrued and unpaid interest thereon, due and payable immediately. The Company continues to believe that none of the Transactions will or do constitute a fundamental change under the indenture. Therefore, the Company does not believe that any event of default, as defined in the indenture, has occurred or is continuing and does not believe that any holders have a right to declare obligations under the Notes due and payable.

On July 17, 2006, the Company filed a complaint against certain of the holders of Notes in the Supreme Court for the State of New York seeking a judgment declaring that the Transactions do not constitute a fundamental change for purposes of the indenture. On January 5, 2007, Wilmington Trust Company, the trustee under the indenture (the "*Trustee*"), filed a motion to intervene as a defendant and counter-claim plaintiff in the action. On March 1, 2007, the judge granted Wilmington Trust Company's motion to intervene as the defendant in the action and dismissed the individual defendants from the action. The Company filed an amended complaint on March 8, 2007 against the Trustee as the defendant in the action. Wilmington Trust Company served counter-claims against the Company on March 15, 2007. Discovery in this action was completed, and both parties filed motions for summary judgment with the Supreme Court for the State of New York, which were argued on November 8, 2007.

On February 12, 2008, the Company disclosed that the Company, the Trustee, and holders of a majority in principal amount of the outstanding Notes (the "*Majority Noteholders*") had reached an agreement in principle (the "*Settlement Agreement*") that would, when and if final, result in the settlement and dismissal of the Company's litigation relating to the indenture and the Notes. In connection with this settlement process, the Company and the Trustee requested that the Supreme Court for the State of New York withhold its ruling on dispositive motions relating to the matter. Material terms of the Settlement Agreement include, among others:

(1) the Majority Noteholders would (i) waive any alleged past and existing defaults and their consequences related to the Transactions, (ii) rescind any acceleration and its consequences related to the Transactions and (iii) agree to irrevocably tender their Notes in connection with a tender and exchange offer by the Company for all of the outstanding Notes;

(2) the indenture would be amended to confirm that the Transactions did not result in a "fundamental change"; and

(3) the Company would commence a $55 million pro rata cash tender for the Notes at a price of $900 per $1,000 principal amount of Notes and an exchange offer for the remaining Notes for amended and restated convertible subordinated notes with increased interest rates and specifically negotiated redemption terms ("Amended Notes") as soon as reasonably practicable, but not later (subject to certain exceptions) than 60 days after the later of (a) the signing of the Settlement Agreement, (b) the filing of the stipulation of discontinuance, (c) the receipt of consent of TWDC (described in more detail below), and (d) confirmation establishing the Majority Noteholders as holders of a majority of principal amount of the Notes. The Amended Notes would have the following interest terms: (1) interest on the Amended Notes would initially be payable at an annual rate of 4%, on a basis that is effective retroactively from January 1, 2008; (2) if as of December 31, 2008 the aggregate principal amount of the remaining outstanding Amended Notes is greater than $165 million, then (i) the annual interest rate on the Amended Notes then outstanding would increase by 2% (i.e., to a rate of 6%) retroactively from January 1, 2008 and (ii) at all times from and after January 1, 2009, the annual rate on any Amended Notes outstanding would be changed to a rate that would make the holders of Amended Notes whole for any discount at which the Amended Notes are then trading (i.e., make Amended Notes trade at par); and (3) if as of December 31, 2008 the aggregate principal amount of the remaining outstanding Amended Notes is less than or equal to $165 million, then (i) on January 1, 2009, the annual interest rate on all Amended Notes that are outstanding as of such date would be changed to 8%, which increase shall be effective through December 31, 2009 and (ii) on January 1, 2010, the annual interest rate on all Amended Notes that are outstanding as of such date would be changed to a rate that would make the holders of Amended Notes whole for any discount at which the Amended Notes are then trading (i.e., make Amended Notes trade at par).

Under the Tax Sharing and Indemnification Agreement, dated June 12, 2007, by and among the Company, Alphabet Acquisition Corp., formerly known as ABC Radio Holdings, Inc., and TWDC, the Company is required to obtain the consent of TWDC prior to entering into the Settlement Agreement and the transactions contemplated by the Settlement Agreement. Therefore, the Company is currently seeking TWDC's consent to the Settlement Agreement and the transactions contemplated by Settlement Agreement; however, there can be no assurance that we will be able to obtain their consent under the Tax Sharing and Indemnification Agreement. The parties are not currently bound to enter into the Settlement Agreement or to complete the transactions contemplated by the Settlement Agreement, and the Company cannot assure you that the Settlement Agreement will be executed or that such transactions contemplated therein will be completed.

12. Interest Rate Swap

In June 2007, the Company entered into an interest rate swap agreement. The agreement is an amortizing swap agreement through September 2012 with an initial notional amount of $1,067.5 million on which the Company pays a fixed rate of 5.394% and receives a variable rate from the counterparty based on a three-month London Interbank Offered Rate, for which measurement and settlement is performed quarterly. This agreement is used to manage the Company's exposure to the variability of future cash flows related to certain of its floating rate interest obligations that may result due to changes in interest rates, and the Company has designated the swap as a cash flow hedge in accordance with SFAS No. 133. The counterparty to this interest rate swap agreement is a major financial institution, and the Company does not anticipate nonperformance by this counterparty. Changes in the fair value of the interest rate swap that are effective are recorded in accumulated other comprehensive income (loss) within the accompanying consolidated statement of stockholders' equity. There was no ineffective portion of the swap during the year ended December 31, 2007. As of December 31, 2007, the fair value of the swap is estimated to be a liability of approximately $50.2 million and is classified as noncurrent, and the change in fair value for the year ended December 31, 2007 was $50.2 million.

13. Stockholders' Equity

Common and Preferred Stock

Citadel Broadcasting Corporation was incorporated in Delaware in 1993 and was initially capitalized by partnerships affiliated with FL&Co. in connection with a leveraged buyout transaction. The Company's initial public offering registration statement with the Securities and Exchange Commission was declared effective on July 31, 2003, and the Company issued 25.3 million shares, and on February 18, 2004, the Company sold an additional 9,630,000 shares, and certain stockholders sold 20,000,000 shares, of the Company's common stock.

As further discussed at Note 1, the Company issued 151,707,512 shares of its common stock to TWDC's stockholders in connection with the Merger.

Stock Repurchase Plan

On June 29, 2004 and November 3, 2004, the Company's board of directors authorized the Company to repurchase up to $100.0 million and $300.0 million, respectively, of shares of its outstanding common stock. As of December 31, 2007, the Company had repurchased approximately 26.2 million shares of common stock for an aggregate amount of approximately $337.6 million under these repurchase programs. In addition, the Company has acquired approximately 0.9 million shares of common stock for approximately $8.9 million during the year ended December 31, 2007, primarily through transactions related to the vesting of previously awarded nonvested shares of common stock. Upon vesting, the Company withheld shares of stock in an amount sufficient to pay the employee's minimum statutory tax withholding rates required by the relevant tax authorities. These shares do not reduce the amounts authorized under the Company's repurchase programs discussed above. However, as a result of the Tax Sharing and Indemnification Agreement and the Merger, the Company may only repurchase additional shares under very limited circumstances. As of December 31, 2007, net of shares held in treasury, the Company had 263,891,162 shares of common stock outstanding.

Dividends

Beginning in October 2005, the Company's board of directors declared a quarterly dividend to holders of common stock of the Company. The following table sets forth the cash dividends paid in 2007 and 2006.

Declared Date	Record Date	Payment Date	Dividend Per Share
October 5, 2005	November 30, 2005	January 18, 2006	$0.18
January 31, 2006	March 30, 2006	April 18, 2006	0.18
May 31, 2006	June 30, 2006	July 18, 2006	0.18
August 1, 2006	October 5, 2006	October 20, 2006	0.18
January 29, 2007	February 12, 2007	February 27, 2007	0.18

For the years ended December 31, 2007 and 2006, the Company paid dividends of $20.4 million and $82.7 million, or $0.18 per share and $0.72 per share, respectively.

Special Distribution

Pursuant to the ABC Radio Merger Agreement, immediately prior to the closing of the Merger, the Company also declared a Special Distribution of $276.5 million, or $2.4631 per share, payable immediately prior to the closing of the Merger to holders of the Company's common stock of record on June 8, 2007. The amount of the distribution was determined based on the market price of the Company's common stock over a measurement period ending prior to the closing and the number of shares of the Company's common stock deemed to be outstanding for such purposes. This Special Distribution is nonrecurring.

14. Stock-Based Compensation

Adoption of SFAS No. 123R

Effective January 1, 2006, the Company adopted SFAS No. 123R, *Share-Based Payment*, which requires the cost of all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values measured at the grant date, or the date of later modification, over the requisite service period. SFAS No. 123R also requires companies, when recording compensation cost for equity awards, to estimate at the date of grant the number of equity awards granted that are expected to be forfeited and to subsequently adjust the estimated forfeitures to reflect actual forfeitures.

Generally for tax purposes, the Company is expected to be entitled to a tax deduction, subject to certain limitations, based on the fair value of the underlying equity award when the restrictions lapse or stock options are exercised. When the Company determines that an equity award is more likely than not to be deductible for tax purposes, the cumulative compensation cost recognized for equity awards pursuant to SFAS No. 123R and amounts that ultimately will be deductible for tax purposes are temporary differences as prescribed by SFAS No. 109, *Accounting for Income Taxes*. The tax effect of compensation deductions for tax purposes in excess of compensation cost recognized in the financial statements, if any, will be recorded as an increase in stockholders' additional paid-in capital when realized. A deferred tax asset recorded for compensation cost recognized in the financial statements that exceeds the amount that is ultimately realized on the tax return, if any, will be charged to income tax expense when the restrictions lapse or stock options are exercised or expire unless the Company has an available additional paid-in capital pool (as defined pursuant to SFAS No. 123R). The Company is required to assess whether there is an available additional paid-in capital pool when the restrictions lapse or stock options are exercised or expire. As of December 31, 2007, the underlying fair value of equity awards since the date of grant has declined in value, and the Company does not have an available additional paid-in capital pool. Accordingly, absent a subsequent recovery of the underlying fair value of the equity awards, when the restrictions lapse or the stock options are exercised or expire, the Company may be required to immediately recognize a non-cash write down of the corresponding deferred tax asset, which may be material to the consolidated results of operations.

Long-Term Incentive Plans

Citadel Broadcasting Corporation Amended and Restated 2002 Stock Option and Award Plan

Stock options are generally granted under the Citadel Broadcasting Corporation Amended and Restated 2002 Stock Option and Award Plan (the "2002 Long-Term Incentive Plan") with an exercise price equal to the underlying common stock's fair market value at the date of grant. The stock options granted generally vest ratably over a four-year period commencing one year after the date of grant and expire on the earlier of 10 years from the date of grant or 60 days subsequent to the termination of employment or service as a director or independent contractor. The fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for the year ended December 31, 2007: risk-free interest rate of approximately 5%; dividend yield of approximately 3%; expected life of approximately six years; and volatility of approximately 27%. The fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for the year ended December 31, 2006: risk-free interest rate of approximately 5%; dividend yield of approximately 7%; expected life of approximately six years; and volatility of approximately 27%. The fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for the year ended December 31, 2005: risk-free interest rate of approximately 4%; dividend yield of zero; expected life of approximately six years; and volatility of approximately 29%.

On March 16, 2006, the compensation committee of the Company's board of directors approved (i) the modification of 1,250,000 shares of nonvested stock, originally granted on September 20, 2005 to a senior executive officer of the Company, to subject them to additional criteria based on the Company's attainment of certain revenue-related performance objectives and to extend the applicable vesting dates, (ii) the issuance of 1,281,994 nonvested performance-vesting shares to certain of the Company's senior executive officers, which are also subject to the Company's attainment of certain revenue-related performance objectives and the continued employment of the individuals, and (iii) the cancellation of fully vested options to purchase 4,150,000 shares of common stock of the Company that had been granted to a senior executive officer of the Company in March 2002 at an exercise price of $3.50 per share and their replacement with 2,868,006 fully vested stock units with deferred distribution dates (the "Undelivered Shares"). The incremental pre-tax fair value of approximately $0.2 million, measured pursuant to SFAS No. 123R, attributed to the exchange of awards related to the Undelivered Shares was determined based on the market price of the underlying stock at the date of grant and was recognized as compensation cost immediately on the date of modification. The Company obtained stockholder approval for these items at the annual meeting of stockholders held on May 24, 2006.

In December 2006, the compensation committee approved a payment to a senior executive officer of the Company for the tax differential between ordinary income and dividend income tax rates during the years ended December 31, 2006 and 2007 and for the year ending December 31, 2008, in respect of dividends and distributions, if any, the senior executive officer receives in respect of any nonvested portion of the performance-vesting shares granted as of March 16, 2006 and any Undelivered Shares that have not yet been distributed. At the Company's discretion, such payments can be paid in cash or additional shares of common stock of the Company. During the year ended December 31, 2007, the Company paid approximately $1.8 million in cash and $1.1 million in shares of common stock of the Company for this tax differential payment. The remaining payments in 2008, if any, are to be calculated as the product of 0.3738 and the aggregate amount of any such dividends and distributions received in respect of any of the remaining nonvested portion of certain of the performance-vesting shares granted as of March 16, 2006 and any Undelivered Shares that have not yet been distributed.

As of December 31, 2007, unrecognized pre-tax compensation cost related to the nonvested performance-vesting shares was approximately $4.9 million, and will be expensed, if it is probable that the performance objectives are expected to be achieved, over a weighted average period of less than one year. Unrecognized pre-tax compensation cost related to nonvested time-vesting arrangements and nonvested stock options of the Company as of December 31, 2007 was $6.6 million, the majority of which is expected to be recognized in 2008.

In May 2007, the Company, with the approval of its stockholders, (i) approved the material terms of the performance objectives that may apply to performance-based awards under the 2002 Long-Term Incentive Plan, and (ii) authorized the issuance of 8.0 million shares of common stock, in addition to the previously authorized 10.0 million shares of common stock, for issuance under the 2002 Long-Term Incentive Plan.

Conversion of ABC Radio Awards

In accordance with the terms of the ABC Radio Merger Agreement, each restricted stock unit or option to acquire shares of TWDC common stock ("TWDC RSU" or "TWDC Option") that was outstanding under The Walt Disney Company Amended and Restated 1995 Stock Incentive Plan and The Walt Disney Company Amended and Restated 2005 Stock Incentive Plan (collectively, the "TWDC Plans") immediately before the effective time of the Merger and held by an employee of ABC Radio who became an employee of the Company after the Merger and who chose to have his or her TWDC RSU or TWDC Option assumed by the Company was adjusted so that immediately after the effective time of the Merger, each such employee held a restricted stock unit with respect to, or an option to purchase, Company common stock. The number of shares of common stock of the Company underlying the converted options and restricted stock units, as well as the exercise price of the converted TWDC Options, was determined based on a ratio of TWDC's and the Company's closing stock prices as set forth in the ABC Radio Merger Agreement. As of June 12, 2007, certain transferred employees of ABC Radio who held TWDC Options or TWDC RSUs elected to convert such options and restricted stock units in connection with the Merger. TWDC Options and TWDC RSUs have been converted into options to purchase approximately 9.2 million shares of the Company's common stock and restricted stock units relating to approximately 3.2 million shares of the Company's common stock.

In accordance with SFAS No. 123R and related guidance, vested stock options or awards issued by an acquirer in exchange for outstanding awards held by employees of the acquiree, as well as the value of nonvested stock options or awards to the extent that the employee has provided service towards vesting, are considered to be part of the purchase price paid by the acquirer for the acquiree. Based on the application of the underlying guidance, the Company recognized additional purchase price consideration in the form of the aggregate fair value attributed to the conversion of the TWDC Options and TWDC RSUs of approximately $17.9 million.

Each Company option and restricted stock unit resulting from this conversion has substantially the same terms and conditions as the corresponding TWDC Option and TWDC RSU had in effect at the effective time of the Merger, including vesting and term of exercise, except that references to TWDC have been changed to refer to the Company and the exercise price per share of each TWDC Option was converted to an equivalent exercise price per share of the Company's common stock through the application of the option ratio as defined in the ABC Radio Merger Agreement. The fair value of options assumed was estimated using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of approximately 5%; dividend yield of approximately 5%; expected life of up to approximately five years, which was determined based on the remaining term of each converted grant; and volatility of approximately 27%.

As a result of the assumption of equity awards underlying the converted TWDC Options and TWDC RSUs, the Company recognized compensation expense of $5.1 million for the period from June 12, 2007 to December 31, 2007. As of December 31, 2007, unrecognized compensation expense related to the nonvested portion of the converted TWDC Options and TWDC RSUs was approximately $12.9 million and is expected to be recognized over a weighted-average period of approximately 2.1 years.

On July 17, 2007, the Company registered 15.0 million shares of common stock, representing the shares of common stock subject to issuance upon (i) the exercise of the converted TWDC Options or (ii) the vesting of converted TWDC RSUs that had been outstanding under the TWDC Plans.

Disclosures—All Plans

Total stock-based compensation expense recognized under SFAS No. 123R was $23.3 million on a pre-tax basis, or $(0.11), net of tax, per basic share for the year ended December 31, 2007. The associated tax benefit for the year ended December 31, 2007 was $1.8 million. The expense for the year ended December 31, 2007 includes a $3.1 million non-cash write down of the Company's deferred tax asset for the excess of stock-based compensation expense recorded over the amount of such compensation costs deductible for income tax purposes upon vesting of these stock-based awards. Total stock-based compensation expense for the year ended December 31, 2006 was $17.4 million on a pre-tax basis, with an associated tax benefit of $3.8 million, or $(0.12), net of tax, per basic share. Total stock-based compensation expense for the year ended December 31, 2005 was $3.4 million on a pre-tax basis, with an associated tax benefit of $1.4 million, or $(0.02), net of tax, per basic share.

As of December 31, 2007, the total number of shares of common stock that remain authorized, reserved, and available for issuance under all plans was approximately 12.9 million, not including shares underlying outstanding grants.

The following table summarizes stock option activity for the Company for the year ended December 31, 2007:

	Options (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Options of Common Stock				
Outstanding at January 1, 2007	4,379	$15.86		
Granted	542	7.02		
Assumed	9,198	5.37		
Exercised	—	—		
Forfeited	(494)	10.09		
Cancelled or modified	(413)	15.49		
Outstanding at December 31, 2007	13,212	8.42	5.4	$105
Vested or expected to vest at December 31, 2007	12,139	8.66	5.2	97
Exercisable at December 31, 2007	5,222	$11.31	2.8	$ 97

The weighted average grant-date fair value of options granted and assumed during the year ended December 31, 2007, 2006 and 2005 is $1.19, $1.28 and $5.12 per share, respectively. No options were exercised during the years ended December 31, 2007, 2006 and 2005.

Activity related to shares of nonvested stock is summarized as follows:

	Number of Nonvested Share Awards (in thousands)	Weighted-Average Grant Date Fair Value
Shares of Nonvested Common Stock Awards		
Nonvested awards at January 1, 2007	2,906	$11.96
Granted	727	9.53
Awards vested	(1,594)	12.24
Forfeited	(67)	9.64
Nonvested awards at December 31, 2007	1,972	$10.92

	Number of Nonvested Share Awards (in thousands)	Weighted-Average Grant Date Fair Value
Shares of Nonvested Common Stock Units		
Nonvested awards at January 1, 2007	—	$ —
Assumed	3,171	5.90
Awards vested	—	—
Forfeited	(33)	5.90
Nonvested awards at December 31, 2007	3,138	$5.90

The total fair value of awards of nonvested shares of common stock that vested during the year ended December 31, 2007 was $19.5 million. No nonvested shares of common stock vested during the years ended December 31, 2006 and 2005.

15. Supplemental Financial Information

A summary of additions and deductions related to the allowance for doubtful accounts for the years ended December 31, 2007, 2006 and 2005 is as follows:

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
		(in thousands)		
Year ended December 31, 2005	$3,377	$2,641	$(3,101)	$2,917
Year ended December 31, 2006	2,917	3,872	(4,332)	2,457
Year ended December 31, 2007	2,457	8,551	(2,944)	8,064

Included in additions for the year ended December 31, 2007 is $4.6 million related to the accounts receivable acquired in connection with the Merger.

16. Fair Value of Financial Instruments

The following summary presents a description of the methodologies and assumptions used to determine the estimated fair values for the Company's financial instruments as required by SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*.

The Company's significant financial instruments and the methods used to estimate their fair values are as follows:

Cash Equivalents, Accounts Receivable, Accounts Payable and Accrued Liabilities: The carrying amount is assumed to be the fair value because of the liquidity or short-term maturity of these instruments.

Debt: Based on average trading prices at December 31, 2007, the estimated fair value of the Company's Tranche A Term Loans and Tranche B Term Loans was approximately $1,942.9 million as of December 31, 2007 compared to the Company's carrying value of $2,135.0 million.

Convertible Subordinated Notes: Based on a model that takes into account various factors, the estimated fair value of the Company's convertible subordinated notes at December 31, 2007 and 2006 was $267.3 million and $273.9 million, respectively, compared to the Company's carrying value of $330.0 million.

Other Long-Term Liabilities: The terms of the Company's other long-term liabilities approximate the terms in the marketplace at which they could be replaced. Therefore, the fair value approximates the carrying value of these financial instruments.

17. Related Party Transactions

The Company reimburses FL&Co. and its affiliates for expenses paid on the Company's behalf and receives reimbursements from FL&Co. for expenses paid by the Company on its behalf, including travel and related expenses, and office and other miscellaneous expenses. During the years ended December 31, 2007, 2006 and 2005, the Company reimbursed FL&Co. and its affiliates a net amount of approximately $1.7 million, $1.9 million, and $2.2 million, respectively. FL&Co. also provided use of office space to certain of the Company's executive officers and employees at no cost through April 2007, at which time the Company entered into a lease for office space with a third party.

FL Aviation Corp., an affiliate of FL&Co., operates and maintains the Company's corporate aircraft at cost. In connection therewith, the Company reimburses all costs incurred by FL Aviation Corp. in operating the aircraft, and amounts related to these reimbursements are included in the annual amounts above.

18. Reportable Segments

With the closing of the Merger as discussed at Note 1, the Company now operates two reportable segments, Radio Markets and Radio Network, as there is discrete financial information available for each segment and the segment operating results are reviewed by the chief operating decision maker. The Radio Markets' revenue is primarily derived from the sale of broadcasting time to local, regional and national advertisers. Revenues for the Radio Network are generated primarily through national advertising. The Company presents operating (loss) income adjusted to exclude depreciation and amortization, corporate general and administrative expenses, and other, net, ("Segment OIBDA") as the primary measure of profit and loss for its operating segments in accordance with SFAS No. 131. The Company believes the presentation of Segment OIBDA is relevant and useful for investors because it allows investors to view segment performance in a manner similar to a primary method used by the Company's management and enhances their ability to understand the Company's operating performance.

	Year Ended December 31,		
	2007	2006	2005
		(in thousands)	
Net revenues:			
Radio Markets	$ 615,056	$ 432,930	$419,907
Radio Network	109,132	—	—
Segment revenues	$ 724,188	$ 432,930	$419,907
Intersegment revenues:			
Radio Markets	$ (4,431)	$ —	$ —
Radio Network	—	—	—
Total intersegment revenues	$ (4,431)	$ —	$ —
Net revenues	$ 719,757	$ 432,930	$419,907
Segment OIBDA:			
Radio Markets, exclusive of related asset impairment and disposal charges shown separately below	$ 250,062	$ 184,834	$180,746
Radio Network	18,031	—	—
Radio Markets asset impairment and disposal charges	(844,976)	(174,049)	—
ABC Radio—unallocated asset impairment (see Note 6)	(767,467)	—	—
Corporate general and administrative	(44,642)	(30,287)	(15,363)
Depreciation and amortization	(30,678)	(16,740)	(22,346)
Other, net	3,900	1,026	353
Total operating (loss) income	(1,415,770)	(35,216)	143,390
Interest expense, net	100,741	32,911	21,137
Write off of deferred financing costs upon extinguishment of debt	555	—	—
(Loss) income before income taxes	(1,517,066)	(68,127)	122,253
Income tax (benefit) expense	(231,830)	(20,113)	52,496
Net (loss) income	$(1,285,236)	$ (48,014)	$ 69,757

	Year Ended December 31,		
	2007	2006	2005
	(in thousands)		
Operating (loss) income:			
Radio Markets, exclusive of related asset impairment and disposal charges shown separately below	$ 220,698	$ 168,094	$158,400
Radio Network	16,717	—	—
Radio Markets asset impairment and disposal charges	(844,976)	(174,049)	—
ABC Radio—unallocated asset impairment (see Note 6)	(767,467)	—	—
Corporate general and administrative	(44,642)	(30,287)	(15,363)
Other, net	3,900	1,026	353
Total operating (loss) income	$(1,415,770)	$ (35,216)	$143,390
Segment depreciation and amortization:			
Radio Markets	$ 29,364	$ 16,740	$ 22,346
Radio Network	1,314	—	—
Total segment depreciation and amortization	$ 30,678	$ 16,740	$ 22,346
Asset impairment and disposal charges:			
Radio Markets	$ 844,976	$ 174,049	$ —
Radio Network	—	—	—
ABC Radio—unallocated asset impairment (see Note 6)	767,467	—	—
Total asset impairment and disposal charges	$ 1,612,443	$ 174,049	$ —
Segment stock-based compensation expense:			
Radio Markets	$ 5,713	$ 4,179	$ —
Radio Network	1,729	—	—
Total segment stock-based compensation expense	$ 7,442	$ 4,179	$ —

The allocation of the purchase price of ABC Radio to assets acquired and liabilities assumed is based on a preliminary determination as of December 31, 2007, except for the allocation to ABC Radio FCC licenses acquired in the Merger, for which the fair value determination is complete as of December 31, 2007. Accordingly, corporate and other identifiable assets includes the $634.1 million of goodwill related to ABC Radio that has not yet been allocated to the operating segments and other assets held at the parent level. See Notes 3 and 6 for further discussion.

	Year Ended December 31,	
	2007	2006
	(in thousands)	
Identifiable assets:		
Radio Markets	$3,021,744	$2,169,015
Radio Network	90,823	—
Corporate and other	730,868	4,681
Total assets	$3,843,435	$2,173,696

19. Commitments and Contingencies

As described at Note 1, on June 12, 2007, the Company completed the Merger. Pursuant to and subject to the terms and conditions contained in the ABC Radio Merger Agreement, the Company combined its business with the ABC Radio Business, which includes 22 radio stations and the Radio Network. Immediately prior to the Merger on June 12, 2007, TWDC distributed ownership of ABC Radio to TWDC's stockholders in a spin-off transaction.

The Company has incurred and may continue to incur significant costs and expenses in connection with the integration of the ABC Radio Business. See Note 3 for further discussion of estimated liabilities incurred in connection with the Merger.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, or other sources are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

Litigation

In a complaint filed on June 5, 2003 with the United States District Court for the District of Connecticut, the Company was named as one of numerous defendants in litigation seeking monetary damages arising from the injuries and deaths at a Rhode Island nightclub. The complaint contains multiple causes of action, only a small number of which are brought against the Company, which assert claims, based on theories of joint venture liability and negligence. The Company's involvement was to advertise the concert on one of its stations and to distribute promotional tickets provided by the organizers. On October 3, 2003, the action was transferred to the United States District Court, District of Rhode Island, where it subsequently was consolidated with suits on behalf of some 240 other concertgoers (in which the Company was not sued) for the purposes of pre-trial discovery and motion practice. On January 27, 2005, the Company filed an Answer to the complaint, substantially denying plaintiffs' allegations against the Company. On February 18, 2005, an identical suit was filed on behalf of one additional concertgoer. On January 5 and 31, 2006, substantially identical suits were filed on behalf of two additional concertgoers. The Company believes that plaintiffs' claims against the Company are without merit and intends to defend these claims vigorously. The Company has filed its motion for summary judgment and does not believe that the outcome of the litigation regarding the Rhode Island nightclub matters will have a material adverse impact on its financial condition, results of operations or cash flows.

In February 2005, we received a subpoena from the Office of Attorney General of the State of New York (the "New York Attorney General") as have several other radio broadcasting companies and record companies operating in the State of New York. These subpoenas were issued in connection with the New York Attorney General's investigation of promotional practices involved in record companies' dealings with radio stations. We have cooperated with this investigation and continue to do so. In connection with this investigation, the New York Attorney General has entered into settlement agreements with several record companies and two radio broadcasters, which included both business practice reforms and financial penalties. The New York Attorney General previously announced that it may take action against a number of radio companies, including us. To date, no action has been taken against the Company.

On April 19, 2006, the Company received a letter of inquiry relating to numerous stations and a request for information from the FCC in the area of sponsorship identification. The FCC issued a consent decree resolving the matter on April 13, 2007, which includes a voluntary contribution by the Company to the U.S. Treasury of $2.0 million that the Company paid on July 11, 2007.

On February 21, 2006, the Company received a letter from an attorney claiming to represent holders of more than $109 million of the principal amount of the Company's 1.875% convertible subordinated notes due 2011 (the "*Notes*") that purported to be a notice of default under the indenture governing the Notes. The letter alleges that events of default have arisen and continue to arise (i) from the ABC Radio Merger Agreement, (ii) from other agreements relating to the Merger and (iii) the actions contemplated therein (collectively the "Transactions"). Specifically, the letter alleges that the Transactions will or do constitute a fundamental change under the indenture. On April 24, 2006, the Company received a second letter from the same attorney claiming that the Company failed to cure the alleged defaults during the more than 60 days that elapsed since the Company's receipt of the first letter. The second letter alleges that as a result, an event of default has occurred and is continuing under the indenture. The second letter also purports to declare the principal amount of the Notes, and the accrued and unpaid interest thereon, due and payable immediately. The Company continues to believe that none of the Transactions will or do constitute a fundamental change under the indenture. Therefore, the Company does not believe that any event of default, as defined in the indenture, has occurred or is continuing and does not believe that any holders have a right to declare obligations under the Notes due and payable.

On July 17, 2006, the Company filed a complaint against certain of the holders of Notes in the Supreme Court for the State of New York seeking a judgment declaring that the Transactions do not constitute a fundamental change for purposes of the indenture. On January 5, 2007, Wilmington Trust Company, the trustee under the indenture (the "*Trustee*"), filed a motion to intervene as a defendant and counter-claim plaintiff in the action. On March 1, 2007, the judge granted Wilmington Trust Company's motion to intervene as the defendant in the action and dismissed the individual defendants from the action. The Company filed an amended complaint on March 8, 2007 against the Trustee as the defendant in the action. Wilmington Trust Company served counter-claims against the Company on March 15, 2007. Discovery in this action was completed, and both parties filed motions for summary judgment with the Supreme Court for the State of New York, which were argued on November 8, 2007.

See Note 11 for further information regarding the Company's subordinated convertible notes.

The Company is involved in certain other claims and lawsuits arising in the ordinary course of its business, including new matters which involve various aspects of the ABC Radio Business. The Company believes that such litigation and claims will be resolved without a material adverse impact on its results of operations, cash flows or financial condition.

Lease Commitments

The Company leases certain studio buildings, tower sites, transmitters and equipment, vehicles and office equipment. The following is a schedule by year of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2007:

Year Ended	Commitments	Sublease Rentals	Net Lease Commitments
		(In thousands)	
2008	$ 19,260	$ (403)	$ 18,857
2009	17,034	(230)	16,804
2010	14,538	(209)	14,329
2011	11,891	(180)	11,711
2012	9,408	(132)	9,276
Thereafter	29,810	(478)	29,332
	$101,941	$(1,632)	$100,309

Total rental expense was approximately $12.6 million, $7.6 million, and $6.5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Contractual Commitments

The Company has entered into binding contracts in the normal course of business related to sports broadcasting, employment of personnel, and other goods and services utilized in our operations.

Defined Contribution Plan

The Company has a defined contribution 401(k) plan for all employees who are at least 21 years of age and, if full time, have completed 60 days of service, or, if part time, have worked at least 1,000 hours. Under the 401(k) plan, eligible employees can contribute up to 20% of their compensation, subject to the maximum contribution allowed by the Internal Revenue Code. Participants vest immediately in their contributions, and participants' rights to amounts contributed by the Company vest on a graded schedule over a five-year period. Each year, for participants who have completed one year of service, the Company may, at the discretion of the board of directors, contribute a matching contribution equal to 100% of the participants' elective deferral contribution up to 2% of their regular annual earnings. The Company may also make discretionary contributions as approved by the board of directors. For the years ended December 31, 2007, 2006, and 2005, the Company made matching contributions to the 401(k) plan of approximately $1.1 million, $0.7 million, and $0.7 million, respectively.

20. Quarterly Financial Data (unaudited)

	Quarters Ended			
	March 31	June 30	September 30	December 31
	(In thousands, except per share data)			
2007: (a)				
Net revenue	$ 92,920	$ 141,157	$ 240,207	$ 245,473
Operating income (loss)(b)	25,574	29,938	(427,432)	(1,043,850)
Net income (loss)	6,762	3,793	(447,753)	(848,038)
Basic net income (loss) per common share	$ 0.06	$ 0.03	$ (1.71)	$ (3.24)
Diluted net income (loss) per common share	$ 0.06	$ 0.03	$ (1.71)	$ (3.24)
Weighted average common shares outstanding—Basic	110,489	141,442	261,458	261,707
Weighted average common shares outstanding—Diluted	124,359	142,486	261,458	261,707
2006:				
Net revenue	$ 93,999	$ 112,454	$ 112,517	$ 113,960
Operating income (loss)(b)	23,488	(109,884)	40,342	10,838
Net income (loss)	9,525	(74,826)	18,366	(1,079)
Basic net income (loss) per common share	$ 0.09	$ (0.67)	$ 0.16	$ (0.01)
Diluted net income (loss) per common share	$ 0.08	$ (0.67)	$ 0.15	$ (0.01)
Weighted average common shares outstanding—Basic	111,595	111,668	111,378	111,174
Weighted average common shares outstanding—Diluted	127,362	111,668	124,622	111,174

(a) The selected consolidated historical financial data includes the operating results of the ABC Radio Business subsequent to the closing date of June 12, 2007.

(b) In accordance with SFAS No. 142, the Company conducted interim impairment tests during 2007 in addition to its annual impairment test as of October 1, 2007. As a result, the Company recorded non-cash impairment charges on a pre-tax basis of $13.5 million, $495.8 million and $1,103.1 million during the quarters ended June 30, 2007, September 30, 2007 and December 31, 2007, respectively. The Company conducted an interim impairment test during the quarter ended June 30, 2006 and its annual impairment test of indefinite-lived intangible assets as of October 1, 2006. The analyses resulted in non cash impairment charges of $149.8 million in the second quarter and $24.2 million in the fourth quarter on a pre-tax basis to reduce the carrying amount of FCC licenses and goodwill to their estimated fair values.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to the Company is made known to the officers who certify the Company's financial reports and to other members of senior management and the board of directors.

Based on their evaluation as of December 31, 2007, the principal executive officer and principal financial officer of the Company have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management excluded the internal controls of the ABC Radio Business from its annual assessment of the effectiveness of the Company's internal control over financial reporting (Section 404) for 2007. This exclusion is in accordance with the SEC guidance that an assessment of a recently acquired business may be omitted from management's report on internal controls over financial reporting in the year of acquisition. The ABC Radio Business contributed approximately 41% of the Company's total revenues for the year ended December 31, 2007, and the assets of the ABC Radio Business represent approximately 53% of the Company's total assets as of December 31, 2007.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2007. The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Controls over Financial Reporting

We have not implemented any change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting during the quarter ended December 31, 2007.

We are in the process of reviewing the internal control structure of the ABC Radio Business and, if necessary, will make appropriate changes as we incorporate our controls and procedures into the ABC Radio Business.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
Citadel Broadcasting Corporation
Las Vegas, Nevada

We have audited the internal control over financial reporting of Citadel Broadcasting Corporation and subsidiaries (the "Company") as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at the ABC Radio Business, which was acquired on June 12, 2007. The ABC Radio Business constitutes approximately 41% of the Company's total revenues for the year ended December 31, 2007, and the assets of the ABC Radio Business represent approximately 53% of the Company's total assets as of December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting for the ABC Radio Business. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated February 29, 2008 expressed an unqualified opinion on those financial statements and includes explanatory paragraphs related to the adoption of Statement of Financial Accounting Standards No. 123R, *Share-Based Payment*, and the adoption of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.*

/s/ Deloitte & Touche LLP

Los Angeles, California
February 29, 2008

ITEM 9B. OTHER INFORMATION

On February 27, 2008, the compensation committee of the Company's board of directors approved a salary increase for Randy L. Taylor, Senior Vice President, Acting Chief Financial Officer and principal financial officer, consistent with his appointment to the positions of Acting Chief Financial Officer and principal financial officer on February 1, 2008. Mr. Taylor was formerly the Company's Vice President-Finance and principal accounting officer. Under the terms of this salary arrangement, Mr. Taylor's annual salary will be $320,000 during the first year, $360,000 during the second year and $400,000 during the third year. Mr. Taylor will continue to be eligible for an annual discretionary bonus.

The material provisions of the terms of Mr. Taylor's employment are presented in the Letter Agreement dated August 29, 2006, between Citadel Broadcasting Company and Mr. Taylor, and the Memorandum dated November 6, 2006, between the Company and Mr. Taylor, which are incorporated by reference herein and filed with this Annual Report on Form 10-K as Exhibits 10.25 and 10.31. A summary of the material provisions of the terms of Mr. Taylor's employment are presented in Part II, Section 5 of the Company's quarterly report for the quarterly period ended September 30, 2006 on Form 10-Q.

On November 16, 2007, the compensation committee of the board of directors approved amendments to the Company's Form of Stock Option Agreement under the 2002 Long-Term Incentive Plan by extending the period of time under which options under the 2002 Long-Term Incentive Plan may be exercised upon the death of an employee to one year following such event. The amended Form of Stock Option Agreement is filed with this Annual Report on Form 10-K as Exhibit 10.9.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated by reference to our Proxy Statement for the 2008 Annual Meeting of Stockholders.

We have adopted a Code of Business Conduct and Ethics that applies to our executive officers, senior financial management and all other employees. Our Code of Business Conduct and Ethics can be found on our website located at *www.citadelbroadcasting.com*. Each of our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee has a committee charter as required by the rules of the New York Stock Exchange, and each charter can be found on our website.

On June 9, 2007, our chief executive officer submitted to the New York Stock Exchange the "CEO Certification" required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual. The New York Stock Exchange also requires our Board of Directors to establish certain Corporate Governance Guidelines, which can be found on our website located at *www.citadelbroadcasting.com*.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to our Proxy Statement for the 2008 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference to our Proxy Statement for the 2008 Annual Meeting of Stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference to our Proxy Statement for the 2008 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference to our Proxy Statement for the 2008 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents incorporated by reference or filed with this report:

(1) Audited consolidated balance sheets of Citadel Broadcasting Corporation and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2007, 2006 and 2005.

(2) Exhibits required to be filed by Item 601 of Regulation S-K:

Listed below are the exhibits which are incorporated by reference or filed as part of this report (according to the number assigned to them in Item 601 of Regulation S-K):

No.	Description
2.1	Agreement and Plan of Merger, dated as of January 15, 2001, by and between Citadel Communications Corporation and the Registrant (incorporated by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form S-1 (No. 333-89844)).
2.2	Letter Agreement, dated January 15, 2001, by and between Citadel Communications Corporation and the Registrant (incorporated by reference to Exhibit 2.2 to the Registrant's Registration Statement on Form S-1 (No. 333-89844)).
2.3	Amendment No. 1, dated March 13, 2001, to Merger Agreement dated as of January 15, 2001, by and among the Registrant, Citadel Communications Corporation and FLCC Acquisition Corp. (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form S-1 (No. 333-89844)).
2.4	Letter Agreement, dated March 22, 2001, by and among Citadel Communications Corporation, the Registrant and FLCC Acquisition Corp. (incorporated by reference to Exhibit 2.4 to the Registrant's Registration Statement on Form S-1 (No. 333-89844)).
2.5	Agreement and Plan of Merger, dated February 6, 2006, by and among Citadel Broadcasting Corporation, Alphabet Acquisition Corp., The Walt Disney Company and ABC Chicago FM Radio, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed with the SEC on February 10, 2006).
2.6	Amendment No. 1 to the Agreement and Plan of Merger, dated November 19, 2006, by and among the Citadel Broadcasting Corporation, Alphabet Acquisition Corp., The Walt Disney Company and ABC Chicago FM Radio Inc. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on November 22, 2006).
2.7	Separation Agreement, dated February 6, 2006, by and between The Walt Disney Company and ABC Chicago FM Radio, Inc. (incorporated by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K filed with the SEC on February 10, 2006).
2.8	Amendment No. 1 to the Separation Agreement, dated November 19, 2006, by and between The Walt Disney Company and ABC Chicago FM Radio, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the SEC on November 22, 2006).
2.9	Tax Sharing and Indemnification Agreement, dated June 12, 2007, by and among Citadel Broadcasting Corporation, ABC Radio Holdings, Inc., f/k/a ABC Chicago FM Radio, Inc., and The Walt Disney Company (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on June 18, 2007).
3.1	Form of Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 (No. 333-89844)).

No.	Description
3.2	Form of Amended and Restated By-laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-1 (No. 333-89844)).
3.3	Amendment No. 1 to the Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the SEC on November 7, 2007)..
3.4	Certificate of Merger filed with the Secretary of State of the State of Delaware on June 12, 2007 (incorporated by reference to Exhibit 2.5 to the Registrant's Current Report on Form 8-K filed with the SEC on June 18, 2007).
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-1 (No. 333-89844)).
4.2	Indenture, dated as of February 18, 2004, between Registrant and the Bank of New York, as trustee, in respect of Registrant's 1.875% Convertible Subordinated Notes due 2011 (incorporated by reference to Exhibit 4.2 to the Registrant's Annual Report for the year ended December 31, 2003 on Form 10-K).
10.1	The Registrant's Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on May 25, 2007).
10.2	The Registrant's Form of Restricted Stock Agreement under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report for the quarterly period ended June 30, 2006 on Form 10-Q).
10.3	The Registrant's Form of Performance Share Agreement under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report for the quarterly period ended March 31, 2006 on Form 10-Q).
10.4	Registration Rights Agreement, dated June 26, 2001, among the Registrant, Citadel Communications Corporation, Citadel Broadcasting Company, Forstmann Little & Co. Equity Partnership-VI, L.P., Forstmann Little & Co. Equity Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P., Lawrence R. Wilson and Rio Bravo Enterprise Associates, L.P. (incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form S-1 (No. 333-89844)).
10.5	Registration Rights Agreement, dated as of February 18, 2004, between the Registrant and the initial purchasers of the Registrant's 1.875% Convertible Subordinated Notes due 2011 (incorporated by reference to Exhibit 10.19 to the Registrant's annual report for the year ended December 31, 2003 on Form 10-K).
10.6	Aircraft Management Agreement, dated October 1, 2002, as amended by Amendment No. 1 dated February 27, 2003, between the Registrant and FL Aviation Corp. (FL) (incorporated by reference to Exhibit 10.20 to the Registrant's Registration Statement on Form S-1 (No. 333-112270)).
10.7	Citadel Broadcasting Corporation Senior Executive Annual Bonus Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the SEC on May 25, 2007).
10.8	Credit Agreement, dated June 12, 2007, among Citadel Broadcasting Corporation, certain lenders, JPMorgan Chase Bank, N.A. as Administrative Agent, Bank of America, N.A. and Deutsche Bank Trust Company Americas as Syndication Agents, and Credit Suisse, Cayman Islands Branch and Wachovia Bank, National Association as Documentation Agents (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the SEC on June 18, 2007).

No.	Description
10.9	Amended Form of Stock Option Agreement under the Amended and Restated 2002 Long-Term Incentive Plan.
10.10	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.5 to the Registrant's Registration Statement on Form S-1 (No. 333-89844)).
10.11	Indemnification Agreement, dated April 10, 2006, by and between Citadel Broadcasting Corporation and Wayne T. Smith (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on April 13, 2006).
10.12	Indemnification Agreement, dated February 28, 2007, by and between Citadel Broadcasting Corporation and Michael J. Regan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on March 2, 2007).
10.13	Letter, dated February 15, 2002, from Theodore J. Forstmann to Farid Suleman setting forth the terms of Mr. Suleman's employment as chief executive officer of the Registrant (incorporated by reference to Exhibit 10.14 to the Registrant's Registration Statement on Form S-1 (No. 333-89844)).
10.14	Letter, dated July 17, 2003, from the Registrant to Farid Suleman clarifying certain terms of Mr. Suleman's employment (incorporated by reference to Exhibit 10.22 to the Registrant's Registration Statement on Form S-1 (No. 333-89844)).
10.15	Agreement with respect to the 2002 Stock Option Agreement, dated as of March 16, 2006, by and between the Registrant and Farid Suleman (incorporated by reference to the form of such agreement attached as Appendix C of the Registrant's Proxy Statement included in the Registrant's Definitive Schedule 14A filed with the SEC on April 17, 2006).
10.16	Memorandum, dated November 6, 2006, between the Registrant and Randy L. Taylor (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report for the quarterly period ended September 30, 2006 on Form 10-Q).
10.17	Employment Agreement, dated May 26, 2006, by and between Citadel Broadcasting Corporation and Robert G. Freedline (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on June 2, 2006).
10.18	Summary of Employment Arrangement, dated May 15, 2006, by and between Citadel Broadcasting Corporation and Jacquelyn J. Orr (incorporated by reference to Item 1.01 of the Registrant's Current Report on Form 8-K filed with the SEC on May 16, 2006).
10.19	Summary of Independent Director Compensation Arrangement, dated May 24, 2006 (incorporated by reference to Item 1.01 of the Registrant's Current Report on Form 8-K filed with the SEC on May 26, 2006).
10.20	ABC News Production/Distribution Agreement, dated June 12, 2007, by and between American Broadcasting Companies, Inc. and Radio Networks, LLC. (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the SEC on June 18, 2007).
10.21	Indemnification Agreement, dated November 30, 2007, by and between Citadel Broadcasting Corporation and Thomas Reifenheiser (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on December 4, 2007).
10.22	Letter Agreement, dated August 29, 2006, between Citadel Broadcasting Company and Randy L. Taylor (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report for the quarterly period ended September 30, 2006 on Form 10-Q).
21	List of subsidiaries.

No.	Description
23.1	Consent of Deloitte & Touche LLP.
31.1	Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) under the Securities Exchange Act of 1934.
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) under the Securities Exchange Act of 1934.
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITADEL BROADCASTING CORPORATION

By: /s/ FARID SULEMAN
Farid Suleman
Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ FARID SULEMAN **Farid Suleman**	Chief Executive Officer and Chairman *(principal executive officer)*	February 29, 2008
/s/ RANDY L. TAYLOR **Randy L. Taylor**	Senior Vice President—Finance and Acting Chief Financial Officer *(principal financial and accounting officer)*	February 29, 2008
/s/ J. ANTHONY FORSTMANN **J. Anthony Forstmann**	Director	February 29, 2008
/s/ THEODORE J. FORSTMANN **Theodore J. Forstmann**	Director	February 29, 2008
/s/ MICHAEL A. MILES **Michael A. Miles**	Director	February 29, 2008
/s/ MICHAEL J. REGAN **Michael J. Regan**	Director	February 29, 2008
/s/ THOMAS REIFENHEISER **Thomas Reifenheiser**	Director	February 29, 2008
/s/ CHARLES P. ROSE **Charles P. Rose**	Director	February 29, 2008
/s/ HERBERT J. SIEGEL **Herbert J. Siegel**	Director	February 29, 2008
/s/ WAYNE T. SMITH **Wayne T. Smith**	Director	February 29, 2008

Exhibit 31.1

Certification Pursuant To Rule 13a-14(a),
In Accordance With Section 302 Of
The Sarbanes-Oxley Act Of 2002

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Farid Suleman, certify that:

1. I have reviewed this annual report on Form 10-K of Citadel Broadcasting Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal controls over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2008

/s/ FARID SULEMAN

Farid Suleman
Chief Executive Officer

Exhibit 31.2

Certification Pursuant To Rule 13a-14(a),
In Accordance With Section 302 Of
The Sarbanes-Oxley Act Of 2002

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Randy L. Taylor, certify that:

1. I have reviewed this annual report on Form 10-K of Citadel Broadcasting Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal controls over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2008

/s/ RANDY L. TAYLOR

Randy L. Taylor
Senior Vice President–Finance and Acting Chief Financial Officer

Exhibit 32.1

Certification Pursuant To 18 U.S.C.
Section 1350, As Adopted Pursuant To
Section 906 Of The Sarbanes-Oxley Act Of 2002

In connection with the Annual Report *of Citadel Broadcasting Corporation (the* "Company") on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Farid Suleman, Chief Executive Officer of the Company, certify to my knowledge, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 29, 2008

/s/ FARID SULEMAN

Farid Suleman
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Citadel Broadcasting Corporation and will be retained by Citadel Broadcasting Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

**Certification Pursuant To 18 U.S.C.
Section 1350, As Adopted Pursuant To
Section 906 Of The Sarbanes-Oxley Act Of 2002**

In connection with the Annual Report *of Citadel Broadcasting Corporation (the* "Company") on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Randy L. Taylor, Senior Vice President–Finance and Acting Chief Financial Officer of the Company, certify to my knowledge, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 29, 2008

/s/ RANDY L. TAYLOR

Randy L. Taylor
Senior Vice President–Finance and Acting Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Citadel Broadcasting Corporation and will be retained by Citadel Broadcasting Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CITADEL BROADCASTING CORPORATION

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ANNUAL MEETING OF STOCKHOLDERS
MAY 19, 2008

The stockholder(s) hereby appoint(s) Farid Suleman and Jacquelyn J. Orr, or either of them, as proxies, each with the power to appoint his/her substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of Citadel Broadcasting Corporation that the stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held at 8:00 a.m., Eastern Time on May 19, 2008, at the JPMorgan Chase Conference Center, 270 Park Avenue, 11th Floor, Room C, New York, N.Y. 10017, and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE STOCKHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS AND FOR EACH PROPOSAL.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

CITADEL BROADCASTING CORPORATION
7201 WEST LAKE MEAD BLVD
SUITE 400
LAS VEGAS, NV 89128

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on May 18, 2008. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE STOCKHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Citadel Broadcasting Corporation in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access stockholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on May 18, 2008. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Citadel Broadcasting Corporation, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: CITAD1 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

CITADEL BROADCASTING CORPORATION

A. Election of Directors-
The Board of Directors recommends a vote FOR the listed nominees.

1. **Class II Nominees:**
   01) Michael J. Regan
   02) Thomas V. Reifenheiser
   03) Herbert J. Siegel

For All	Withhold All	For All Except
☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

B. Vote On Proposal-
The Board of Directors recommends a vote FOR Item 2.

	For	Against	Abstain
2. The ratification of the appointment of Deloitte & Touche LLP to serve as independent registered public accountants for the year ending December 31, 2008.	☐	☐	☐

C. Other-

	For	Against	Abstain
3. To provide Farid Suleman and Jacquelyn J. Orr with discretionary authority to act upon such other matters as may properly come before the meeting.	☐	☐	☐

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

Note: If you attend the meeting and decide to vote by ballot, your ballot will supersede this proxy. If signing for a corporation, partnership or as an agent, attorney or fiduciary, indicate the capacity in which you are signing.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

BOARD OF DIRECTORS

AS OF MARCH 1, 2008

Farid Suleman
Chairman of the Board and
Chief Executive Officer
Citadel Broadcasting Corporation

J. Anthony Forstmann
Managing Director
J.A. Forstmann & Co.

Theodore J. Forstmann
Co-Founder and Senior Partner
Forstmann Little & Co.

Michael A. Miles
Former Chairman and
Chief Executive Officer
Philip Morris Companies, Inc.

Michael J. Regan (1)
Former Vice Chairman and
Chief Administrative Officer
KPMG LLP

Thomas V. Reifenheiser (1)
Former Managing Director and Group Executive
Global Media and Telecom Group
Chase Securities, Inc.

Charles P. Rose, Jr.
Executive Producer, Executive Editor
and Host
Charlie Rose

Herbert J. Siegel
Consultant
News America, Inc.

Wayne T. Smith (1)
Chairman of the Board, President and
Chief Executive Officer
Community Health Systems, Inc.

(1) Audit Committee
Chair: Michael J. Regan

STOCKHOLDER INFORMATION

Corporate Address
Citadel Broadcasting Corporation
7201 West Lake Mead Boulevard
Suite 400
Las Vegas, NV 89128-8366
Phone: 702-804-5200
Web site: *http://www.citadelbroadcasting.com*

Transfer Agent
BNY Mellon Shareowner Services
P.O. Box 358016
Pittsburgh, PA 15252-8016
Phone: 877-277-9935
Web site: *http://www.bnymellon.com/shareowner/isd*

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the transfer agent at the above address.

Stock Listing
NYSE Stock Market
Symbol: CDL

General Inquiries & Reports
A copy of our Form 10-K Annual Report for 2007, as filed with the Securities and Exchange Commission, is available without charge to stockholders upon written request to the Corporate Address listed above. The Form 10-K contained in this Annual Report and other reports are available on our Internet Web site and at *www.sec.gov*, the Web site for the Securities and Exchange Commission.

CITADEL BROADCASTING CORPORATION

7201 West Lake Mead Boulevard, Suite 400
Las Vegas, Nevada 89128
(702) 804-5200

To the Stockholders of Citadel Broadcasting Corporation:

You are cordially invited to attend the 2008 Annual Meeting (the "Annual Meeting") of Stockholders of Citadel Broadcasting Corporation (the "Company") to be held on Monday, May 19, 2008, at 8:00 a.m., eastern time, at the JPMorgan Chase Conference Center, 270 Park Avenue, 11th Floor, Room C, New York, NY 10017.

The purpose of the Annual Meeting is to elect three members of the Company's Board of Directors, to ratify the appointment of the Company's independent registered public accountants and to conduct such other business as may properly come before the meeting or any adjournment or postponement thereof.

In accordance with rules and regulations recently adopted by the Securities and Exchange Commission (the "SEC"), instead of mailing a printed copy of our proxy materials, including our annual report to stockholders for the year ended December 31, 2007 (the "Annual Report"), to each stockholder of record, we now furnish proxy materials to our stockholders on the Internet. The SEC's "e-proxy" rules require us to make our proxy statement and related proxy materials available on the Internet. As a result, many of you already have received a "Notice of Internet Availability of Proxy Materials," which was mailed on or about April 4, 2008. That notice described how you can obtain our proxy materials (consisting of this proxy statement, a form of proxy card and the Annual Report). The e-proxy rules provide us the opportunity for cost savings on the printing and distribution of our proxy materials. If possible and convenient for you, you can view our proxy materials on the Internet. Alternatively, you can receive paper copies of the proxy materials upon request.

All stockholders of record at the close of business on March 20, 2008 are entitled to notice of, and to vote at, the Annual Meeting. Whether or not you plan to attend the Annual Meeting, your vote is important, and we encourage you to vote promptly. You have two available methods to vote your shares:

1. You may vote your shares electronically via the Internet; or
2. You may request a paper copy of the proxy materials and then vote your shares by telephone or by mailing in your completed paper proxy card.

If you decide to attend the Annual Meeting, you will be able to vote in person, even if you have previously submitted your proxy.

Instructions on how to vote your shares via the Internet are contained on the "Notice of Internet Availability of Proxy Materials." Instructions on how to obtain a paper copy of the proxy materials, including a paper proxy card, are also available on the "Notice of Internet Availability of Proxy Materials." If you request a paper copy of the proxy materials, you may vote by telephone or you may mark, sign, date and return the paper proxy card in the envelope provided.

We look forward to seeing you at the Annual Meeting and appreciate your continued support.

Sincerely,

Farid Suleman
Chairman and Chief Executive Officer

Las Vegas, Nevada
April 4, 2008

CITADEL BROADCASTING CORPORATION

7201 West Lake Mead Boulevard, Suite 400
Las Vegas, Nevada 89128
(702) 804-5200

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 19, 2008

To the Stockholders of Citadel Broadcasting Corporation:

The 2008 Annual Meeting of Stockholders of Citadel Broadcasting Corporation (the "Company") will be held on Monday, May 19, 2008, at 8:00 a.m., eastern time, at the JPMorgan Chase Conference Center, 270 Park Avenue, 11th Floor, Room C, New York, NY 10017. The purpose of the meeting is to consider and act upon:

1. the election of three Class II Directors to the Company's Board of Directors;
2. the ratification of the appointment of Deloitte & Touche LLP to serve as independent registered public accountants for the year ending December 31, 2008; and
3. such other business as may properly come before the meeting or any adjournment or postponement thereof.

Stockholders of record at the close of business on March 20, 2008 will be entitled to notice of and to vote at the Annual Meeting and at any adjournment or postponement thereof.

Instructions on how to vote your shares via the Internet are contained on the "Notice of Internet Availability of Proxy Materials," which was mailed on or about April 4, 2008. Instructions on how to obtain a paper copy of the proxy materials, including a paper proxy card and the Company's Annual Report to Stockholders for the year ended December 31, 2007, are listed on the "Notice of Internet Availability of Proxy Materials." These materials can also be viewed online by following the instructions listed on the "Notice of Internet Availability of Proxy Materials."

If you received a paper copy of the proxy materials, you may vote by telephone or you may mark, sign, date and mail the paper proxy card in the envelope provided.

By Order of the Board of Directors

Jacquelyn J. Orr
Secretary

Las Vegas, Nevada
April 4, 2008

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, WE URGE YOU TO VOTE YOUR SHARES BY PROXY VIA THE INTERNET, BY TELEPHONE OR BY MAILING IN A COMPLETED PROXY CARD. INSTRUCTIONS ON HOW TO VOTE YOUR SHARES BY PROXY VIA THE INTERNET ARE CONTAINED ON THE "NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS." IF YOU REQUEST A PAPER COPY OF THE PROXY MATERIALS, YOU MAY VOTE BY TELEPHONE OR YOU MAY MARK, SIGN, DATE AND RETURN THE PAPER PROXY CARD IN THE ENVELOPE PROVIDED.

CITADEL BROADCASTING CORPORATION

7201 West Lake Mead Boulevard, Suite 400
Las Vegas, Nevada 89128
(702) 804-5200

PROXY STATEMENT

2008 Annual Meeting of Stockholders

TABLE OF CONTENTS

SOLICITATION OF PROXIES

This Proxy Statement (the "Proxy Statement") is furnished in connection with the solicitation of proxies by Citadel Broadcasting Corporation (the "Company") for use at the Company's 2008 Annual Meeting of Stockholders, to be held on Monday, May 19, 2008, at 8:00 a.m., eastern time, at the JPMorgan Chase Conference Center, 270 Park Avenue, 11th Floor, Room C, New York, NY 10017 (the "Annual Meeting"), and at any adjournment or postponement thereof. Each valid proxy received in time will be voted at the meeting according to the choice specified, if any. A proxy may be revoked at any time before the proxy is voted, as outlined below.

In accordance with rules and regulations recently adopted by the Securities and Exchange Commission (the "SEC"), instead of mailing a printed copy of our proxy materials, including our annual report to stockholders for the year ended December 31, 2007 (the "Annual Report"), to each stockholder of record, we now furnish proxy materials, including the Annual Report, to our stockholders on the Internet. On or about April 4, 2008, we sent a "Notice of Internet Availability of Proxy Materials" (the "E-Proxy Notice") to our stockholders. If you received the E-Proxy Notice by mail, you will not automatically receive by mail the proxy materials (consisting of this Proxy Statement, a form of proxy card and the Annual Report). Instead, the E-Proxy Notice instructs you as to how you may access and view the proxy materials, including the Annual Report, on the Internet. If you would like to receive a printed copy of our proxy materials, including the Annual Report, please follow the instructions for requesting such materials included in the E-Proxy Notice. Upon request, we will promptly mail you paper copies of your proxy materials free of charge.

The board of directors of the Company (the "Board of Directors" or the "Board" and each member is referred to as a "Director" or a "director") has fixed the close of business on March 20, 2008 as the record date for the Annual Meeting (the "Record Date"). If your shares of common stock of the Company are registered directly in your name on the records of BNY Mellon Shareowner Services, you are considered a stockholder of record and will receive an E-Proxy Notice and other proxy materials from the Company. If your shares are held through a broker, bank or other financial institution, you are considered the beneficial owner of shares held in street name and will receive an E-Proxy Notice and other proxy materials from your broker, bank or other institution. If you hold your shares in street name, you are generally entitled to provide voting instructions to the registered holder.

VOTING BY PROXY

You may vote your shares by proxy electronically via the Internet, by telephone or by sending in a paper proxy card. Instructions on how to vote your shares via the Internet are contained on the E-Proxy Notice. Instructions on how to obtain a paper copy of the proxy materials, including a paper proxy card, are also available on the E-Proxy Notice. If you received a paper copy of the proxy materials, you may vote by telephone or you may mark, sign, date and return the paper proxy card in the envelope provided.

You may revoke or change your proxy at any time before it is exercised by:

- delivering written notice of revocation to the Company's Secretary, Jacquelyn J. Orr, in time for her to receive it before the Annual Meeting;
- voting again by Internet, telephone or mail (provided that such new vote is received in a timely manner pursuant to the instructions above); or
- voting in person at the Annual Meeting.

The last vote that we receive from you will be the vote that is counted.

Whether you vote your proxy electronically over the Internet, by telephone or by mail, the Company will treat your proxy the same way. The individuals appointed as proxyholders will be Farid Suleman and Jacquelyn J. Orr. The shares of common stock of the Company represented by valid proxies that we receive in time for the Annual Meeting will be voted as specified in such proxies. Valid proxies include all properly executed, written paper proxy cards received pursuant to this solicitation that are not later revoked. Voting your proxy will not limit your right to vote at the Annual Meeting if you later decide to attend in person. Executed but unvoted proxies will be voted in accordance with the recommendations of the Board of Directors. Below this paragraph, the Board's recommendation is set forth together with a description of each item in this Proxy Statement. In summary, the Board recommends a vote:

FOR Proposal 1 — the election of the Board of Directors' nominees for Class II Directors; and

FOR Proposal 2 — the ratification of Deloitte & Touche LLP as the Company's independent registered public accountants for the year ending December 31, 2008.

If any other matters properly come before the Annual Meeting, the persons named on the proxies will, unless the stockholder otherwise specifies in the proxy, have the discretion to vote upon such matters in accordance with their best judgment.

VOTING SECURITIES

The Company has one class of outstanding voting securities, common stock, par value $0.01 per share. As of March 20, 2008, there were 263,779,331 shares of common stock of the Company outstanding, net of shares held in treasury. Only stockholders of record of common stock of the Company at the close of business on the Record Date, are entitled to vote at the Annual Meeting.

Each share of common stock of the Company is entitled to one vote. The presence in person or by proxy of holders of a majority of the voting power of the shares of common stock of the Company outstanding and entitled to vote at the meeting on the Record Date will constitute a quorum, permitting the stockholders to act on Proposal 1 regarding the election of directors; Proposal 2 regarding the ratification of the appointment of our independent registered public accountants for the year ending December 31, 2008; and other business matters properly brought before the Annual Meeting.

The vote of a plurality of the shares of the common stock of the Company present in person or by proxy at the Annual Meeting is required to elect each of the Class II director nominees. Abstentions and broker non-votes in connection with the election of directors have no effect on such election since directors are elected by a plurality of the votes cast at the meeting.

For all other business matters, including the matter set forth in Proposal 2 in this Proxy Statement, the affirmative vote of the holders of a majority of the voting power of the shares of common stock of the Company entitled to vote at the meeting and constituting a quorum is required to pass the proposal. Abstentions with respect to these other matters will be considered a vote against the proposal and broker non-votes will have no effect on such matters since these votes will not be considered present and entitled to vote for this purpose. Broker non-votes will, however, be considered as present for determining whether a quorum is present at the meeting. A broker non-vote occurs when the nominee of a beneficial owner with the power to vote on at least one matter does not vote on another matter because the nominee does not have the discretionary voting power and has not received instructions from the beneficial owner with respect to such matter.

Company management is not aware of any matters, other than those specified above, that will be presented for action at the Annual Meeting, but if any other matters do properly come before the meeting, the proxy holders will vote as recommended by the Board of Directors, or, if no recommendation is given, in their own discretion.

DIRECTORS AND EXECUTIVE OFFICERS

Directors

Our Directors are identified and discussed in connection with our discussion of Proposal 1, beginning on page 37.

Executive Officers

We have listed below biographical information for each person who is currently an executive officer of the Company.

Farid Suleman is the Company's Chairman of the Board and Chief Executive Officer. Mr. Suleman (age 56) joined the Company in March 2002. Prior to joining the Company, from February 2001 to February 2002, Mr. Suleman was President and Chief Executive Officer of Infinity Broadcasting Corp., one of the largest radio and outdoor advertising companies in the United States. He was Executive Vice President, Chief Financial Officer, Treasurer and a director of Infinity Broadcasting from September 1998 to February 2001 when Infinity Broadcasting was acquired by Viacom Inc. ("Viacom"). Mr. Suleman was a director of Westwood One, Inc. until February 22, 2006. Mr. Suleman was special limited partner of Forstmann Little & Co. ("Forstmann Little & Co." or "Forstmann Little") from March 2002 until June 2007.

Judith A. Ellis has been the Company's Chief Operating Officer since February 2003. Prior to joining the Company, Ms. Ellis (age 59) served since 1997 as Senior Vice President/Market Manager for Emmis Communications Corporation.

Robert G. Freedline was the Company's Chief Financial Officer and principal financial officer from May 26, 2006 to January 31, 2008. He was also the Company's principal accounting officer from May 26, 2006 until November 6, 2006. Prior to joining the Company, Mr. Freedline (age 50) served as the Senior Vice President, Treasurer of Viacom from May 2002 to March 2005. Prior to that time, he served as the Vice President and Treasurer of Viacom from May 2000 to May 2002. From May 1998 to May 2000, he served as Vice President and Controller of CBS Corporation. Immediately prior to his appointment, Mr. Freedline provided consulting services to the Company. Upon his departure from Viacom, Mr. Freedline entered into a consulting agreement under which he has agreed, through the period ending December 31, 2008 but subject to earlier termination under certain circumstances, to provide consulting services of limited scope and in limited circumstances relating to Viacom's business during his tenure at such former employer and its predecessors.

Jacquelyn J. Orr has been the Company's Vice President, General Counsel and Secretary since May 15, 2006. Prior to joining the Company, Ms. Orr (age 41) served as Associate Counsel for Entercom Communications Corp. since January 2000. She previously worked as Litigation Counsel for CBS Inc. and as an associate at Levine Sullivan & Koch in Washington, DC and Dechert, Price & Rhoads in Philadelphia.

Randy L. Taylor has been the Company's Chief Financial Officer and principal financial officer since February 29, 2008. Mr. Taylor (age 45) also currently holds other positions at the Company. Since February 1, 2008, Mr. Taylor has served as the Company's Senior Vice President. From February 1, 2008 until February 29, 2008, Mr. Taylor served as the Company's Acting Chief Financial Officer and acting principal financial officer. Since November 6, 2006, Mr. Taylor has served as the Company's Vice President, Finance—Principal Accounting Officer. Since September 2006, Mr. Taylor has been the Vice President, Finance—Principal Accounting Officer of Citadel Broadcasting Company, the Company's wholly-owned subsidiary, and he continued in this capacity after his November 6, 2006 appointment. From January 2001 through September 2005, Mr. Taylor served as the Company's Vice President—Finance and corporate secretary, and from April 1999 through January 2001, as its Vice President—Controller. During the year between September 2005 and September 2006, Mr. Taylor served as Vice President—Corporate Controller for Bally Technologies, Inc.

Patricia Stratford has been the Company's Senior Vice President—Finance and Administration and Assistant Secretary since May 26, 2006. Ms. Stratford (age 45) served as the Company's Acting Chief Financial Officer from September 14, 2005 until May 26, 2006, and was the Company's Vice President, Finance—Administration from August 2003 until October 1, 2005. Prior to joining the Company, Ms. Stratford served as Director—Finance Administration and Benefits for Infinity Broadcasting Corporation from January 1999 until July 2003.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Principal Stockholders

The following table sets forth information regarding the beneficial ownership of the common stock of the Company. The table includes:

- each person who is known by the Company to be the beneficial owner of more than 5% of the outstanding common stock of the Company;
- each of the Company's current directors, nominees for election as a director and each other person who served as a director in 2007;
- each current executive officer of the Company named in the summary compensation table in this Proxy Statement and each other person who served as an executive officer in 2007; and
- all such directors and all executive officers as a group.

Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock of the Company beneficially owned by them, except to the extent this power may be shared with a spouse. Unless indicated below, the address for each individual listed below is City Center West, 7201 West Lake Mead Boulevard, Suite 400, Las Vegas, Nevada 89128.

As of March 20, 2008, there were 263,779,331 shares of common stock of the Company outstanding, net of shares held in treasury.

	Shares Beneficially Owned(1)	
Name	Number	Percent
5% Stockholders:		
Hotchkis and Wiley Capital Management, LLC(2)	22,909,200	8.69%
Forstmann Little & Co. Equity Partnership-VI, L.P.(3)	34,484,608	13.07%
Forstmann Little & Co. Equity Partnership-VII, L.P.(3)	11,064,880	4.19%
Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P.(3)	21,662,812	8.21%
Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P.(3)	9,065,403	3.44%
Directors:		
Farid Suleman(4)(5)	4,679,511	*
Katherine Brown(6)	3,334	*
J. Anthony Forstmann(3)(7)	60,000	*
Theodore J. Forstmann(3)	76,277,703	28.92%
Michael A. Miles(3)(8)	502,000	*
Michael J. Regan(9)	35,000	*
Thomas V. Reifenheiser(10)	10,000	*
Charles P. Rose, Jr.(7)	80,000	*
Herbert J. Siegel(7)	60,000	*
Wayne T. Smith(3)(11)(12)	1,075,000	*
Other Named Executive Officers:		
Judith A. Ellis(13)	550,792	*
Robert G. Freedline(14)	20,734	*
Jacquelyn J. Orr(15)	47,183	*
Patricia Stratford(16)	95,081	*
Randy L. Taylor(17)(18)	70,573	*
All Directors and Named Executive Officers as a Group (15 persons)(19)(20)	83,566,911	31.57%

* Less than 1%.

(1) A person or group of persons is deemed to have "beneficial ownership" of any shares of common stock of the Company when a person or persons has the right to acquire them (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. For purposes of computing the percentage of outstanding shares of common stock of the Company held by each person or group of persons named above, any shares which a person or persons have the right to acquire within 60 days after the date of this Proxy Statement are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. As a result, the percentage of outstanding shares of any person as shown in the table does not necessarily reflect the person's actual voting power at any particular date.

(2) These securities are owned by various persons. As reported in the Schedule 13G filed with the SEC dated February 13, 2008, Hotchkis and Wiley Capital Management, LLC ("HWCM") serves as an investment adviser with power to direct investments and/or sole power to vote the securities. HWCM has sole voting power over 20,447,900 shares (which includes 437,100 shares over which Hotchkis and Wiley Mid-Cap Value Fund ("HW Mid-Cap") has sole voting power) and sole dispositive power over 22,909,200 shares (which includes 437,100 shares over which HW Mid-Cap has sole dispositive power). For purposes of the reporting requirements of the Securities Exchange Act of 1934, as amended, HWCM may be deemed to be a beneficial owner of such securities; however, HWCM expressly disclaims that it is, in fact, the beneficial owner of such securities. The address of HWCM and HW Mid-Cap is 725 S. Figueroa Street, 39th Fl., Los Angeles, CA 90017.

(3) The general partner of Forstmann Little & Co. Equity Partnership-VI, L.P., a Delaware limited partnership ("Equity-VI"), and Forstmann Little & Co. Equity Partnership-VII, L.P., a Delaware limited partnership ("Equity-VII"), is FLC XXXII Partnership, L.P., a New York limited partnership ("FLC XXXII"). The general partners of FLC XXXII are Theodore J. Forstmann, Winston W. Hutchins and Chris Davis. The general partner of Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P., a Delaware limited partnership ("MBO-VII"), and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P., a Delaware limited partnership ("MBO-VIII"), is FLC XXXIII Partnership, L.P., a New York limited partnership ("FLC XXXIII"). The general partners of FLC XXXIII are Theodore J. Forstmann, Winston W. Hutchins and Chris Davis. Accordingly, each of the individuals named above, other than Ms. Davis for the reasons described below, may be deemed the beneficial owners of shares owned by Equity-VI, Equity-VII, MBO-VII and MBO-VIII and, for purposes of this table, beneficial ownership is included. Ms. Davis does not have any voting or investment power with respect to, or any economic interest in, the shares of common stock of the Company held by Equity-VI, Equity-VII, MBO-VII or MBO-VIII; and, accordingly, Ms. Davis is not deemed to be a beneficial owner of these shares. Messrs. Theodore J. Forstmann and J. Anthony Forstmann are brothers. Mr. Miles is a member of the Forstmann Little & Co. advisory board and is an investor in certain affiliated partnerships of Forstmann Little & Co., which give him an economic interest in certain portfolio investments, including the Company. Messrs. J. Anthony Forstmann and Michael A. Miles are special limited partners of Forstmann Little & Co. Wayne T. Smith is a limited partner in Equity-VI and Equity-VII, which gives him an economic interest, but no voting or investment power, in the shares of common stock of the Company held by those entities. Accordingly, Mr. Smith is not deemed to be a beneficial owner of these shares except to the extent of any pecuniary interest therein. None of the other limited partners in each of FLC XXXII, FLC XXXIII, Equity-VI, Equity-VII, MBO-VII and MBO-VIII is otherwise affiliated with the Company or Forstmann Little & Co. The address of FLC XXXII, FLC XXXIII, Equity-VI, Equity-VII, MBO-VII and MBO-VIII, and for J. Anthony Forstmann, Theodore J. Forstmann, Winston W. Hutchins, Chris Davis and Michael A. Miles is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153.

(4) Includes 337,500 shares subject to options that are currently exercisable or exercisable within 60 days of the date as of which this information is provided. Also includes approximately 944 shares held in the Citadel Broadcasting Company 401(k) Retirement Savings Plan and 416,666 restricted shares that vest on October 1, 2008 subject to the Company's satisfaction of certain performance objectives and Mr. Suleman's continuous employment with the Company through the applicable vesting date.

(5) Mr. Suleman is the custodian for his children with respect to 20,000 shares, over which he disclaims any beneficial ownership. These shares were included for purposes of calculating Mr. Suleman's beneficial ownership interest.

(6) Ms. Brown resigned from the Board of Directors effective June 30, 2007.

(7) Includes 50,000 shares subject to options that are currently exercisable or exercisable within 60 days of the date as of which this information is provided and 6,666 restricted shares that vest in two portions annually, on each of the annual meetings of stockholders of the Company, with the first one-half vesting as of the Annual Meeting, subject to the director's continuous service to the Company through the business day immediately preceding such annual meeting.

(8) Includes 60,000 shares subject to options that are currently exercisable or exercisable within 60 days of the date as of which this information is provided and 6,666 restricted shares that vest in two portions annually, on each of the annual meetings of stockholders of the Company, with the first one-half vesting as of the Annual Meeting, subject to the director's continuous service to the Company through the business day immediately preceding such annual meeting. Pursuant to a contractual arrangement with FLC XXXII, an affiliate of Equity-VI, Mr. Miles is entitled to payment from such affiliate in respect of certain share dispositions to the extent proceeds of dispositions exceed $13.00 per share.

Alternatively, Mr. Miles may purchase such shares for $13.00 per share. These shares were not considered for purposes of calculating Mr. Miles' beneficial ownership interests. Mr. Miles is a member of the Forstmann Little & Co. advisory board; is special limited partner of Forstmann Little & Co. and is an investor in certain affiliated partnerships of Forstmann Little & Co., which give him an economic interest in certain portfolio investments, including the Company.

(9) Mr. Regan became a director on February 28, 2007. On March 23, 2007, the compensation committee authorized a grant of 10,000 restricted shares that vest in three portions annually, on each of the annual meetings of stockholders of the Company, with the first one-third vesting as of the Annual Meeting, subject to the director's continuous service to the Company through the business day immediately preceding such annual meeting.

(10) Mr. Reifenheiser became a director effective on November 30, 2007. On December 7, 2007, Mr. Reifenheiser purchased 10,000 shares of the Company's common stock.

(11) Includes 6,666 restricted shares that vest in two portions annually, on each of the annual meetings of stockholders of the Company, with the first one-half vesting as of the Annual Meeting, subject to the director's continuous service to the Company through the business day immediately preceding such annual meeting.

(12) Includes 1,000,000 shares owned by Mr. Smith's spouse. Mr. Smith disclaims beneficial ownership of the shares held by his spouse.

(13) Includes approximately 944 shares held in the Citadel Broadcasting Company 401(k) Retirement Savings Plan, 318,750 shares subject to options that are currently exercisable or exercisable within 60 days of the date as of which this information is provided and 100,000 performance-based restricted shares that will vest in three equal portions on March 22, 2008, 2009 and 2010, subject to certain performance objectives.

(14) Mr. Freedline resigned effective January 31, 2008.

(15) Includes 16,666 restricted shares that vest in two equal portions annually on May 15, 2008 and 2009 and 25,000 restricted shares that vest in three equal portions annually on March 22, 2008, 2009, and 2010, in each case subject to Ms. Orr's continuous employment with the Company.

(16) Includes approximately 732 shares held in Citadel Broadcasting Company 401(k) Retirement Savings Plan, and 31,250 shares subject to options that are currently exercisable or exercisable within 60 days of the date as of which this information is provided and 25,000 restricted shares that vest in three equal portions annually on March 22, 2008, 2009 and 2010, subject to Ms. Stratford's continuous employment with the Company.

(17) Includes approximately 383 shares held in the Citadel Broadcasting Company 401(k) Retirement Savings Plan, and 6,666 restricted shares that vest in two equal portions annually on each of November 6, 2008 and 2009, and 7,500 restricted shares that vest in three equal portions annually on March 22, 2008, 2009 and 2010, in each case subject to Mr. Taylor's continuous employment with the Company.

(18) Mr. Taylor has been the Company's Chief Financial Officer and principal financial officer since February 29, 2008.

(19) Includes 957,500 shares subject to options that are currently exercisable or exercisable within 60 days of the date as of which this information is provided.

(20) If Katherine Brown's and Robert G. Freedline's shares are not considered in the calculation of Shares Beneficially Owned by All Directors and Executive Officers as a Group, then the number of people is 13, the number of shares is 83,542,843 and the percent of shares is 31.56%

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires the Company's executive officers and directors and persons who own more than 10% of the common stock of the Company to file reports of ownership and changes in ownership of common stock of the Company with the SEC and the New York Stock Exchange ("NYSE"). Based solely on a review of copies of such reports and written representations from the reporting persons, the Company believes that during the year ended December 31, 2007, its executive officers, directors and greater than 10% stockholders filed on a timely basis all reports due under Section 16(a) of the Exchange Act.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures for Review, Approval or Ratification of Related Transactions

Our directors and executive officers (and other employees) are expected to adhere to the Company's Code of Business Conduct and Ethics. Our Code of Business Conduct and Ethics is available free of charge on the Company's website at http://www.citadelbroadcasting.com under "Investor Relations" where you can click on the link to "Corporate Governance" and the "Code of Business Conduct and Ethics." In the event that any action arises or is proposed that would require a waiver of or a deviation from our Code of Business Conduct and Ethics, or in the event that any actual or potential conflict of interest arises involving any of our directors or executive officers, our policy requires that the matter be reported to the Company's Board of Directors. In the event of such conflicts, the director or directors involved, if any, shall recuse themselves from any decision affecting their personal interests, and the matters are discussed and determined by the remaining uninterested directors. In the event of a conflict or concern involving our Chief Executive Officer, the uninterested non-management members of the Board discuss and determine any such matters.

Certain Relationships and Related Transactions

In June 2001, the Company was capitalized by four partnerships affiliated with Forstmann Little & Co. and members of the Company's management to acquire Citadel Communications Corporation, which was then a publicly owned company. The Company financed the acquisition by issuing its common stock to the Forstmann Little partnerships and members of management, by incurring indebtedness under a new credit facility and by issuing an aggregate of $500.0 million of subordinated debentures to two of the Forstmann Little partnerships. These partnerships immediately distributed the subordinated debentures to their respective limited partners. On February 18, 2004, the Company prepaid all of the outstanding subordinated debentures with the net proceeds from the offering by the Company of 9,630,000 shares of common stock and the issuance of $330.0 million of convertible subordinated notes.

Since the merger (the "Merger") involving the Company, Alphabet Acquisition Corp. (a wholly-owned subsidiary of the Company), The Walt Disney Company ("Disney"), and ABC Radio Holdings, Inc. (formerly known as ABC Chicago FM Radio, Inc.), a Delaware corporation and wholly-owned subsidiary of Disney, which became effective on June 12, 2007, neither Forstmann Little & Co. nor any of its affiliated partnerships has any contractual right to designate a nominee for election to the Company's Board of Directors. In addition, the Company is no longer obligated to solicit proxies in favor of any nominees recommended by Forstmann Little & Co., nor must the Company take any action to cause any nominees recommended by Forstmann Little & Co. to be elected.

The Company also granted to the Forstmann Little & Co. partnerships six demand rights to cause the Company to file a registration statement under the Securities Act of 1933, as amended, covering resales of all shares of common stock of the Company held by the Forstmann Little partnerships, and to cause the registration statement to become effective. The registration rights agreement also grants "piggyback" registration rights permitting the Forstmann Little partnerships to include their registrable securities in a registration of securities by the Company. Under the agreement, the Company will pay the expenses of these registrations.

The Company reimburses Forstmann Little & Co. and its affiliates for expenses paid on the Company's behalf and receives reimbursements from Forstmann Little & Co. for expenses paid on its behalf, including travel and related expenses and office and other miscellaneous expenses. For the years ended December 31, 2005, 2006 and 2007, the Company reimbursed Forstmann Little & Co. and its affiliates a net amount of approximately $2.2 million, $1.9 million, and $1.7 million respectively. Forstmann Little & Co. also provided use of office space to certain of the Company's executive officers and employees at no cost through December 2006, and the Company entered into a lease for office space with a third party in 2007.

FL Aviation Corp., an affiliate of Forstmann Little & Co., operates and maintains the Company's corporate aircraft at cost. In connection therewith, the Company reimburses all costs incurred by FL Aviation Corp. in operating the aircraft, and amounts related to these reimbursements are included in the annual amounts above.

The Company's Chairman and Chief Executive Officer, Farid Suleman, was a special limited partner of Forstmann Little & Co. from March 2002 until June 2007. Mr. Suleman was paid approximately $0.6 and $0.3 million for the years ending December 31, 2005 and 2006, respectively, for providing advice and consulting services to Forstmann Little & Co. as a special limited partner. Mr. Suleman had the right to invest in Forstmann Little & Co. portfolio investments from time to time from March 2002 until June 2007. Mr. Suleman invested in one of the Forstmann Little partnerships' investments during the time that he was a special limited partner but not during the 2007 fiscal year.

Certain of our current and former directors and officers have or have had relationships with Forstmann Little & Co. Theodore J. Forstmann, a member of the Company's Board of Directors, is the senior partner of Forstmann Little & Co. Two of our other directors, Mr. Forstmann's brother, J. Anthony Forstmann, and Michael A. Miles are special limited partners of Forstmann Little & Co. Mr. Miles also serves on the Forstmann Little advisory board and is an investor in certain portfolio companies of Forstmann Little. Another of our directors, Wayne T. Smith is a limited partner of two of the funds that own shares of common stock of the Company. Mr. Smith also is a director of 24 Hour Fitness Worldwide, Inc., a majority of the stock of which is controlled by certain affiliated partnerships of Forstmann Little & Co. As a result of their relationships with Forstmann Little & Co., Messrs. Theodore J. Forstmann, J. Anthony Forstmann, Miles and Smith have an economic interest in certain of the Forstmann Little & Co. partnerships and their portfolio investments, including the Company. Of those directors, however, only Mr. Theodore J. Forstmann has any voting or investment power over the shares of common stock of the Company, arising from his position as senior partner of Forstmann Little & Co. Another director, Herbert J. Siegel, serves as a director of IMG Worldwide, Inc., a majority of the stock of which is controlled by certain affiliated partnerships of Forstmann Little & Co. As a result of these relationships, when conflicts between the interests of the Forstmann Little partnerships and the interests of our other stockholders arise, these directors and officers may not be disinterested. Under Delaware law, although our directors and officers have a duty of loyalty to us, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as the material facts as to the director's or officer's relationship or interest as to the transaction are disclosed to our Board of Directors and a majority of our disinterested directors approves the transaction, or the transaction is otherwise fair to us.

CORPORATE GOVERNANCE

Companies listed on NYSE must comply with certain standards regarding corporate governance, as codified in Section 303A of the Listed Company Manual of NYSE, with some exceptions. A company of which more than 50% of the voting power is held by an individual, a group or another company need not comply with the requirements of Sections 303A.01 Independent Directors, 303A.04 Nominating/Corporate Governance Committee or 303A.05 Compensation Committee. Since four of the Company's stockholders, Forstmann Little & Co. Equity Partnership-VI, L.P., Forstmann Little & Co. Equity Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P. and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P., which are affiliates of each other, used to control more than 50% of the combined voting power of the common stock of the Company, the Company used to elect to avail itself of the above exemptions from these three requirements and accordingly, the Company's Board of Directors had a standing compensation committee and audit committee, but not a nominating/corporate governance committee. Subsequent to the Merger, however, the Company was no longer able to avail itself of the above exemptions because these four Company stockholders no longer controlled more than 50% of the combined voting power of the common stock of the Company. As a result, the Company established a Nominating/Corporate Governance Committee as required by NYSE Section 303A.04 and now complies with the requirements of Sections 303A.01 Independent Directors and 303A.05 Compensation Committee.

The Board has affirmatively determined that Charles P. Rose, Jr.; Thomas V. Reifenheiser; both members of the nominating/corporate governance committee: Michael A. Miles and Herbert J. Siegel; all four individuals who served on the audit committee during 2007: Katherine Brown, Michael A. Miles, Michael J. Regan and Wayne T. Smith; and all three individuals who have served on the compensation committee as of the date of the Merger: Michael A. Miles, Herbert J. Siegel and Wayne T. Smith, each qualify as "independent" under NYSE's and the SEC's corporate governance rules, and that our Chairman and Chief Executive Officer, Farid Suleman, does not qualify as "independent" under either set of rules. In making its determination regarding the independence of each of those directors under applicable NYSE and SEC rules, the Board of Directors considered each of the relationships identified under "Certain Relationships and Related Transactions" in this Proxy Statement and, with respect to the members of the nominating/corporate governance committee, audit committee and compensation committee, discussed under "The Nominating/Corporate Governance Committee," "The Audit Committee" and "The Compensation Committee" below. With respect to each person identified as independent, the Board of Directors determined that those relationships do not affect the individual's independence because, as applicable, he or she has not made any commitment to the affiliated partnerships of Forstmann Little & Co. and none of the rights of an advisory board member or of a special limited partner or of service on the board of directors of a Forstmann Little & Co. affiliate are contingent in any way on or affected by his or her continued service as a director or member of our Board of Directors.

The Company has undertaken a review of its corporate governance policies and taken the following measures to comply with the rules and regulations of the SEC and NYSE regarding corporate governance practices:

- Adopted governance guidelines for the Board of Directors.
- Adopted procedures for our non-management directors to meet in executive sessions.
- Adopted a Code of Business Conduct and Ethics that is applicable to all of our directors, officers and employees.
- Adopted a Supplemental Code of Ethics for Principal Executives and Senior Financial Officers that is applicable to our chief executive officer, chief operating officer, principal financial officer, senior vice president of finance and administration and principal accounting officer.
- Adopted a policy on reporting of improper financial practices to address accounting or auditing concerns.
- Adopted an Audit Committee Charter, incorporating the applicable requirements of the Sarbanes-Oxley Act of 2002, as amended ("Sarbanes-Oxley"), NYSE and the related regulations.
- Adopted a Compensation Committee Charter, incorporating the applicable requirements of Sarbanes-Oxley, NYSE and the related regulations.
- Adopted a Nominating/Corporate Governance Committee Charter, incorporating the applicable requirements of NYSE.
- Adopted a Securities Trading Policy to ensure that persons subject to the reporting requirements of Section 16 of the Exchange Act will be able to comply with all applicable filing requirements in a timely manner.

The Company's Corporate Governance Guidelines, Code of Business Conduct and Ethics, Supplemental Code of Ethics for Principal Executive and Senior Financial Officers, Nominating/Corporate Governance Committee Charter, Audit Committee Charter and Compensation Committee Charter are available on the Company's website at www.citadelbroadcasting.com under "Investor Relations" where you can click on "Corporate Governance" or upon the request of the stockholder by writing to the Company's Secretary at 7201 West Lake Mead Boulevard, Suite 400, Las Vegas, NV 89128.

Any interested party that wishes to communicate directly with the non-management directors may do so by writing to the following address:

Citadel Broadcasting Corporation
Attn: Non-Management Directors
7201 W. Lake Mead Blvd., Suite 400
Las Vegas, Nevada 89128

Or by utilizing the Company's on-line service, Report-it, at http://www.reportit.net. Use "Citadel" as the user name and "Radio" as the password, and follow the instructions provided to create a report.

Once submitted to the Report-it service, a copy of your report will be sent to a non-management member of the Company's Board of Directors for review. All such communications are anonymous, unless you otherwise choose to use your name.

The independent directors of the Board of Directors have instructed that communications will be distributed as appropriate to the Board depending upon the facts and circumstances outlined in the communication.

On June 11, 2007, the Company's Chief Executive Officer submitted to NYSE the "CEO Certification" required by Section 303A.12(a) of the NYSE Listed Company Manual.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

During the year ended December 31, 2007, the Board of Directors met four times. During 2007, each director attended at least 75% of the total number of meetings of the Board of Directors, except for Messrs. Charles P. Rose, Jr. and Theodore J. Forstmann who each attended two meetings. Ms. Katherine Brown attended both meetings prior to her resignation from the Board of Directors during 2007, and Messrs. Michael J. Regan and Thomas V. Reifenheiser were appointed to the Board of Directors effective February 28, 2007 and November 30, 2007, respectively. Since Mr. Regan's appointment to the Board of Directors, he has attended all meetings of the Board of Directors held in 2007. No meetings of the Board of Directors were held in 2007 after Mr. Reifenheiser's appointment to the Board of Directors.

During the year ended December 31, 2007, the Board had three standing committees: the nominating/corporate governance committee; the audit committee and the compensation committee, and it did not have any other standing committees. The nominating/corporate governance committee was formed in May 2007.

The Board has not designated a presiding director of executive sessions held on a regular basis by non-management directors. Instead, a presiding director is selected at the time of such sessions by the other non-management directors present.

The Company does not have a policy regarding Board members' attendance at the annual meeting of stockholders. The 2007 annual meeting was attended by Messrs. Suleman, Miles and Regan.

The Nominating/Corporate Governance Committee

In May 2007, the Company formed a nominating/corporate governance committee. The Board of Directors has adopted a written Nominating/Corporate Governance Committee Charter. The charter is available on the Company's website at www.citadelbroadcasting.com or upon the request of the stockholder by writing to the Company's Secretary at 7201 West Lake Mead Boulevard, Suite 400, Las Vegas, NV 89128.

The purpose of the nominating/corporate governance committee is to assist the Board of Directors in discharging its responsibilities to: identify criteria for selection of Board of Directors members; find qualified individuals for membership on the Board of Directors; recommend to the Board the Directors nominees for the next annual meeting of stockholders; select and recommend candidates to fill any vacancies on the Board; develop and recommend to the Board of Directors a set of corporate governance guidelines for the Board of Directors (the "Corporate Governance Guidelines"); provide oversight of the corporate governance affairs of the Board of Directors and the Company; and provide oversight of the evaluation of the Board of Directors and management. The current members of the nominating/corporate governance committee are Michael A. Miles, chairperson, and Herbert J. Siegel.

Stockholders may propose nominees for consideration by the Board of Directors by submitting names and supporting information to the nominating/corporate governance committee. The nominating/corporate governance committee will evaluate such nominees in the same manner it evaluates all nominees. In recommending candidates for election to the Board of Directors, the committee may consider the following criteria: experience in corporate management, such as serving as an officer or former officer of a publicly-held company; experience in the media, communication and/or radio broadcasting industries; experience as a board member of another publicly-held company; academic expertise in the media, communication and/or radio broadcasting industries or in specific areas of the Company's operations; and financial experience necessary to assist the Company in meeting its corporate governance requirements. Stockholders may propose nominees for consideration by the Board of Directors by timely submitting names and supporting information to the Chairman of the Board or to the Company's Secretary.

The nominating/corporate governance committee has approved the following nominees for inclusion on the Company's proxy solicitation: Michael J. Regan; Thomas V. Reifenheiser; and Herbert J. Siegel. These three individuals are all directors who are standing for re-election.

The Board of Directors has considered the independence of each of the members of the nominating/corporate governance committee and determined that each of them qualifies as independent under rules of NYSE and the SEC. The Board of Directors made this determination after considering the following relationships and assessing the potential effect of these relationships on the independence of the named director:

- Mr. Siegel serves as a director of IMG Worldwide, Inc., a majority of the stock of which is controlled by certain affiliated partnerships of Forstmann Little & Co.
- Mr. Miles is a member of the Forstmann Little advisory board and an investor in certain affiliated partnerships of Forstmann Little & Co., which give him an economic interest in certain portfolio investments, including the Company.
- Mr. Miles is a special limited partner of Forstmann Little & Co.

The Board of Directors has determined that the relationship discussed above does not affect the independence of Mr. Siegel because his duties and relationship as a director of IMG Worldwide, Inc., a majority of the stock of which is controlled by certain affiliated partnerships of Forstmann Little & Co., is not contingent upon nor does it conflict with his duties or interests as a member of the nominating/corporate governance committee.

The Board of Directors has determined that the relationships discussed above do not affect the independence of Mr. Miles because he has not made any commitment to the affiliated partnerships of Forstmann Little & Co. and none of the rights of an advisory board member or a special limited partner of Forstmann Little & Co. are contingent in any way on or affected by his continued service as a director or member of our nominating/corporate governance committee nor do his duties as an advisory board member and special limited partner of Forstmann Little & Co. conflict with his duties as a member of the nominating/corporate governance committee.

The Board of Directors is not aware of any other relationships involving the nominating/corporate governance committee and the Company that required an assessment of materiality by the Board of Directors. The nominating/corporate governance committee met one time during the fiscal year ended December 31, 2007, and each director who is a member of the nominating/corporate governance committee attended that meeting.

The Audit Committee

The Company has a separately-designated standing audit committee. The Board of Directors has adopted a written Audit Committee Charter. The charter is available on the Company's website at www.citadelbroadcasting.com or upon the request of the stockholder by writing to the Company's Secretary at 7201 West Lake Mead Boulevard, Suite 400, Las Vegas, NV 89128.

The audit committee provides assistance to the Company's Board of Directors in fulfilling its legal and fiduciary obligations in matters involving the Company's accounting, auditing, financial reporting, internal control and legal compliance functions. The audit committee also oversees the audit efforts of the Company's independent registered public accountants and takes those actions it deems necessary to satisfy itself that the accountants are independent of management.

The audit committee is primarily responsible for oversight of the integrity of the financial reporting process and financial statements of the Company. In general, the audit committee is responsible for oversight of the financial statements and disclosure matters, oversight of the Company's relationship with the independent accountants, oversight of the Company's internal audit function and oversight of compliance responsibilities. As part of these responsibilities, the audit committee, among other things:

- appoints, retains and replaces the independent registered public accountants for the Company;
- reviews the compensation of and services performed by the independent registered public accountants, including non-audit services (if any);
- reviews and discusses the preparation of quarterly and annual financial reports with the Company's management and its independent registered public accountants;
- discusses with its independent registered public accountants the matters required by Statement on Auditing Standards No. 61, *Codification of Standards on Auditing Standards* ("SAS 61"), as amended, and evaluating the independence of the accountants in accordance with Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*;
- reviews and discusses major issues regarding the Company's accounting principles, financial statement presentations, and the adequacy of the Company's internal controls with management and the independent registered public accountants;
- reviews and discusses the initial adoption of, and all significant changes to, critical accounting policies and practices used by the Company with the independent registered public accountants;
- evaluates the qualifications, performance and independence of the independent registered public accountants;
- reviews the significant reports to management prepared by the internal auditing department and any management responses; and
- reviews reports and disclosures of insider and affiliated party transactions.

The members of the audit committee in 2007 were Michael J. Regan, Katherine Brown, Michael A. Miles and Wayne T. Smith. As of February 28, 2007, Michael J. Regan was appointed to the Board and to serve as a member of the audit committee, and he was appointed chairman of the Audit Committee as of July 1, 2007. Ms. Brown (formerly the chairperson of the audit committee) resigned from the Board of Directors and the audit committee effective June 30, 2007. Mr. Miles resigned from the audit committee on April 30, 2007, but was re-appointed to the audit committee again on July 20, 2007. Mr. Miles subsequently resigned from the audit committee effective March 1, 2008 and was replaced effective the same day by Thomas V. Reifenheiser.

The Board of Directors has considered the independence of each of the members of the audit committee and determined that each of them qualifies as independent under rules of NYSE and the SEC. The Board of Directors made this determination after considering the following relationships and assessing the potential effect of these relationships on the independence of the named director:

- Ms. Brown, in January 2007, became a Managing Director of Banc of America Securities, LLC, a subsidiary of Bank of America, and was responsible for covering a portfolio of media companies. Bank of America was one of the syndication agents for the credit facility of Citadel Broadcasting Company, a wholly-owned subsidiary of the Company, and as a lender in that credit facility, Bank of America's total commitment thereunder was approximately 10%.
- Mr. Miles is a member of the Forstmann Little advisory board and an investor in certain affiliated partnerships of Forstmann Little & Co., which give him an economic interest in certain portfolio investments, including the Company.
- Mr. Miles is a special limited partner of Forstmann Little & Co.
- Mr. Smith is a limited partner in two of the partnerships of Forstmann Little & Co., which gives him an economic interest in certain portfolio investments, including the Company.
- Mr. Smith is a director of 24 Hour Fitness Worldwide, Inc., a majority of the stock of which is controlled by certain affiliated partnerships of Forstmann Little & Co.

The Board of Directors has determined that the relationships discussed above did not affect the independence of Ms. Brown because the Company's relationship with Bank of America was established prior to Ms. Brown's employment there, and her duties for Banc of America Securities, LLC were not contingent in any way on or affected by her service as director or member of our audit committee.

The Board of Directors has determined that the relationships discussed above do not affect the independence of Mr. Miles because he has not made any commitment to the affiliated partnerships of Forstmann Little & Co. and none of the rights of an advisory board member or a special limited partner of Forstmann Little & Co. are contingent in any way on or affected by his continued service as a director or member of our audit committee nor do his duties as an advisory board member and special limited partner of Forstmann Little & Co. conflict with his duties as a member of the audit committee.

The Board of Directors has determined that the relationships discussed above do not affect the independence of Mr. Smith because none of the rights of a limited partner of the affiliated partnerships of Forstmann Little & Co. or his duties as a director of 24 Hour Fitness Worldwide, Inc. are contingent in any way on or affected by his continued service as a director or member of our audit committee or conflict with his duties as a director or member of the audit committee.

The Board of Directors is not aware of any other relationships involving the audit committee and the Company that required an assessment of materiality by the Board. The Board, in its business judgment, has determined that each of the audit committee members is financially literate. In addition, the Board of Directors has determined that Mr. Miles and Mr. Regan qualify as "audit committee financial experts" as defined under the applicable rules of the SEC. Effective March 1, 2008, Michael A. Miles resigned from the audit committee, and Thomas V. Reifenheiser was appointed to serve on the committee.

During 2007, the audit committee held nine meetings, including four meetings to review quarterly results with the independent registered public accountants. Mr. Smith attended eight of the nine meetings of the audit committee held in 2007. Ms. Brown attended all of the audit committee meetings held in 2007 before her resignation from the Board. Mr. Regan attended all of the audit committee meetings held in 2007 after his appointment to the committee. Mr. Miles attended all six of the meetings held in 2007 while he was a member of the audit committee.

Report of the Audit Committee

The audit committee reviewed and discussed with both management and its independent registered public accountants all financial statements, including a discussion of any significant transactions or issues, prior to their filing with the SEC. In connection with the December 31, 2007 financial statements, the audit committee (1) reviewed and discussed the audited financial statements with management, including any significant transactions or issues; and (2) discussed with the independent registered public accountants the matters required by SAS 61, as amended. The audit committee also discussed with Deloitte & Touche LLP ("D&T") their independence, including a consideration of the compatibility of non-audit services with such independence, and received from D&T written disclosures and the letter from D&T required by Independent Standards Board Standard No. 1, *Independence Discussions with Audit Committees*. Based upon these reviews and discussions, the audit committee has recommended that the Board of Directors include the audited financial statements in the Company's Annual Report filed with the SEC on Form 10-K for the fiscal year ended December 31, 2007.

This report is respectfully submitted by the audit committee of the Board of Directors.

Michael J. Regan, *Chairperson*
Thomas V. Reifenheiser
Wayne T. Smith

The Compensation Committee

The Board of Directors established a compensation committee on February 24, 2005. The compensation committee has a written Compensation Committee Charter that is available to the public on the Company's website at www.citadelbroadcasting.com or upon request of the stockholder by writing to the Company's Secretary at 7201 West Lake Mead Boulevard, Suite 400, Las Vegas, NV 89128.

The compensation committee is responsible for discharging the Board's duties and responsibilities relating to compensation of the Company's directors and executive officers and overseeing the Company's various employee welfare and benefits plans. These duties include discussing, reviewing and determining the compensation of the Company's Chief Executive Officer and other senior executives, reviewing and recommending compensation plans for the Company, modifying existing compensation plans, making awards under such plans and performing such other functions as are designated in the Compensation Committee Charter or commonly performed by compensation committees. The role of the compensation committee and the Company's processes and procedures relative to the determination of executive compensation is discussed further under "Compensation Discussion and Analysis" below.

The members of the compensation committee in 2007 were Michael A. Miles, chairperson, Theodore J. Forstmann, Herbert J. Siegel and Wayne T. Smith. Effective as of June 12, 2007, Mr. Smith was appointed to serve as a member of the compensation committee, and Mr. Forstmann resigned from the committee.

The Board has considered the independence of each of the members of the compensation committee and determined that Messrs. Miles, Siegel and Smith qualify as independent directors under the rules of NYSE and the SEC. The Board of Directors has made the determination after considering the following relationships and assessing the potential effect of these relationships on the independence of the named director:

- Mr. Miles is a member of the Forstmann Little advisory board and an investor in certain affiliated partnerships of Forstmann Little & Co., which give him an economic interest in certain portfolio investments, including the Company.

- Mr. Miles is a special limited partner of Forstmann Little & Co.
- Mr. Siegel serves as a director of IMG Worldwide, Inc., a majority of the stock of which is controlled by certain affiliated partnerships of Forstmann Little & Co.
- Mr. Smith is a limited partner in two of the partnerships of Forstmann Little & Co., which gives him an economic interest in certain portfolio investments, including the Company.
- Mr. Smith is a director of 24 Hour Fitness Worldwide, Inc., a majority of the stock of which is controlled by certain affiliated partnerships of Forstmann Little & Co.

The Board of Directors has determined that the relationships discussed above do not affect the independence of Mr. Miles because he has not made any commitment to the affiliated partnerships of Forstmann Little & Co. and none of the rights of an advisory board member or a special limited partner of Forstmann Little & Co. are contingent in any way on or affected by his continued service as a director or member of our compensation committee nor do his duties as an advisory board member and special limited partner of Forstmann Little & Co. conflict with his duties as a member of the compensation committee.

The Board of Directors has determined that the relationships discussed above do not affect the independence of Mr. Siegel because his duties and relationship as a director of IMG Worldwide, Inc., a majority of the stock of which is controlled by certain affiliated partnerships of Forstmann Little & Co., is not contingent upon nor does it conflict with his duties or interests as a member of the compensation committee.

The Board of Directors has determined that the relationships discussed above do not affect the independence of Mr. Smith because none of the rights of a limited partner of the affiliated partnerships of Forstmann Little & Co. or his duties as a director of 24 Hour Fitness Worldwide, Inc. are contingent in any way on or affected by his continued service as a director or member of our compensation committee or conflict with his duties as a director or member of the compensation committee.

The Board of Directors is not aware of any other relationships involving the compensation committee and the Company that required an assessment of materiality by the Board. The compensation committee met three times during the fiscal year ended December 31, 2007. Messrs. Siegel and Miles attended all of the meetings. Mr. Forstmann attended all of the compensation committee meetings held in 2007 prior to his resignation from the compensation committee, and Mr. Smith attended all of the compensation committee meetings held in 2007 after his appointment to the committee.

The compensation committee has retained an independent third party firm, Towers Perrin, as its compensation consultant to provide advice that will assist in the continual development and evaluation of compensation policies and the compensation committee's determinations of compensation awards. The role of the outside consultant is to provide independent, third-party advice and expertise in executive compensation issues. The outside consultant, however, is not consulted by the compensation committee on all executive compensation issues, but is used as the compensation committee deems appropriate.

Compensation Committee Interlocks and Insider Participation

During the last completed fiscal year, which ended on December 31, 2007, the compensation committee was comprised of Theodore J. Forstmann, Michael A. Miles, Herbert J. Siegel and Wayne T. Smith. Effective as of June 12, 2007, Mr. Forstmann resigned from the compensation committee and Mr. Smith was appointed to serve on the committee. None of those members is or has been an officer or employee of the Company, and no executive officer of the Company served on the compensation committee or board of any entity that employed any member of the Company's compensation committee or Board of Directors. Page 8 of this Proxy Statement includes a description of the relationships of Messrs. Forstmann, Miles, Siegel and Smith to Forstmann Little & Co., and of Forstmann Little & Co. to the Company.

Report of the Compensation Committee

We have reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with management. Based on our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement accompanying the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

Submitted by: Michael A. Miles, *Chairperson*
Herbert J. Siegel
Wayne T. Smith

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

The Company's compensation committee (for purposes of this analysis, the "Committee") is appointed by the Board and has responsibility for establishing, implementing and monitoring adherence with the Company's compensation philosophy. The Committee strives to ensure that the total compensation paid to the Company's executive officers is fair, reasonable and competitive.

Throughout this Proxy Statement, we refer to the individuals who served during calendar year 2007 as the Company's Chief Executive Officer ("CEO"), Chief Operating Officer ("COO") and Chief Financial Officer ("CFO"), or in a similar capacity, as well as the other individuals included in the *Summary Compensation Table* as the Company's "named executive officers."

Executive Compensation Program's Philosophy and Objectives

The Company's executive compensation program seeks to closely align compensation paid to our named executive officers with the performance of the Company on both a short-term and long-term basis and to use compensation to assist the Company in attracting and retaining key executives critical to our long-term success. To that end, our executive compensation program strives to attract, motivate and retain high-quality executives by providing total compensation that, in the Committee's view, is performance-based and competitive with the various labor markets and industries in which the Company competes for talent.

What the Executive Compensation Program Is Designed to Reward

The Company's compensation program seeks to align named executive officers' incentives with stockholder value creation by rewarding the achievement of measurable corporate and individual performance objectives through annual and long-term cash and stock incentives.

How the Company Structures a Named Executive Officer's Total Compensation

Role of the Committee, Named Executive Officers and Outside Advisors

The Committee is appointed by the Board to discharge the Board's duties and responsibilities relating to compensation of the Company's directors and executive officers and oversee the Company's various employee welfare and benefits plans, including to discuss, review and determine the compensation of the CEO and other senior executives, to review and recommend compensation plans for the Company, to modify existing compensation plans, to make awards under such plans and to perform such other functions as are designated in the Compensation Committee Charter or commonly performed by compensation committees. Under its charter, the Committee meets at such times as it deems necessary to fulfill its responsibilities, has the resources and authority necessary and appropriate to discharge its responsibilities, including the authority to retain compensation consultants and other experts, and has the sole authority to approve the fees and other terms of retention of such consultants or other experts. Additionally, the Committee may delegate authority to act upon specific matters within determined parameters to a subcommittee consisting of one or more members of the Committee, consistent with the bylaws and certificate of incorporation of the Company and applicable law, and any such subcommittee must report any action to the full Committee at its next meeting.

The Committee independently approves all compensation and awards to our named executive officers. Generally, on its own initiative, the Committee reviews the performance and compensation of the CEO, COO and CFO and, following discussions of those individuals and on the recommendation of the CEO (except in the case of his own compensation), and, where it deems appropriate, with an outside advisor, establishes their compensation levels. For the remaining named executive officers, the CEO makes recommendations to the Committee that the Committee will generally approve, with minor adjustments, after it conducts its own independent review.

The Committee has retained an independent third party firm, Towers Perrin, as its compensation consultant to provide advice that will assist in the continual development and evaluation of compensation policies and the Committee's determinations of compensation awards. The role of the outside consultant is to provide independent, third-party advice and expertise in executive compensation issues. The outside consultant, however, is not consulted by the Committee on all executive compensation issues, but is used as the Committee deems appropriate.

Total Compensation

The Committee's goal is to award compensation that is reasonable and consistent with the Company's philosophy and objectives regarding executive compensation when all elements of potential compensation are considered, while remaining competitive so as to be able to retain high level talent. In making decisions with respect to any element of a named executive officer's compensation, the Committee considers the total compensation that may be awarded to the named executive officer, including annual base salary, annual incentive bonus, the amount of which is dependent on the Company and individual performance during the prior calendar year, and long-term incentive compensation, currently in the form of stock options and shares of restricted stock, that are awarded based on the Company's prior year performance, forward-looking incentives and other factors described below. These compensation components, each of which is discussed in more detail below, are designed to align named executive officers' interests with those of stockholders by rewarding outstanding performance and providing long-term incentives.

In addition, in reviewing and approving compensation arrangements and/or employment agreements for named executive officers, the Committee considers the other benefits that the Company grants to the named executive officer and/or to which the named executive officer is entitled by the agreement, including welfare benefits and compensation payable upon termination of employment with the Company under a variety of circumstances.

Peer Group Analyses

In making compensation decisions with respect to the total compensation opportunity provided to the Company's named executive officers, the Committee considers the competitive market for these executives and compensation levels provided by comparable companies to similarly situated executives and seeks to provide compensation that is in the competitive range of compensation observed in the marketplace. From time to time the Committee reviews the compensation practices at companies with which it competes for talent, including businesses engaged in activities similar to those of the Company, specifically major radio broadcasting and communications companies, as well as publicly held businesses with revenue, market capitalization, number of employees and employee census data comparable to the Company. For example, in calendar year 2007, to assess the competitiveness of our CEO's compensation, the Committee reviewed market data selected and assembled by an outside consultant from the most recent proxy filing for many of the Company's peers. The major compensation elements that were examined in that proxy analysis include: base salary; actual total cash compensation (base salary plus annual bonus); and total direct compensation (base salary plus annual bonus plus the expected value of long-term incentives). In this analysis, the Committee compared the 2007 compensation arrangement of our CEO with the most recent proxy information available, which in most cases included peer company's executives' compensation received through calendar 2006.

The Committee does not attempt to benchmark or set each compensation element for its named executive officers within a particular range related to levels provided by industry peers. Rather, the Committee uses market comparisons as one factor in making compensation decisions.

Other Factors

Other factors considered when making individual compensation decisions for named executive officers include individual contribution and performance, reporting structure, complexity and importance of the executive's role and responsibilities, leadership and growth potential. In the case of our named executive officers who have served the Company for more than a year, the Committee also considers (a) the performance of the Company during the year(s) during which he or she has held his or her position and (b) the anticipated level of difficulty of replacing him or her with someone of comparable experience and skill.

Policy Regarding Tax Deduction for the Company

When consistent with the compensation philosophy discussed above, the Committee seeks to structure its compensation programs such that compensation paid thereunder will be tax deductible by the Company to the maximum extent possible. Section 162(m) of the Internal Revenue Code ("Section 162(m)") generally disallows a tax deduction to public corporations for compensation over $1 million paid for any calendar year to the corporation's CEO and four other most highly compensated executive officers as of the end of the calendar year. However, the statute exempts qualifying performance-based compensation from the deduction limit if certain requirements are met, including if the compensation is paid pursuant to qualified performance-based compensation plans approved by the Company's stockholders. The Committee designs certain components of named executive officer compensation to permit full deductibility. To this end, in March 2007, the Committee approved the Company's 2007 Senior Executive Annual Bonus Plan and such plan received stockholder approval at the 2007 annual meeting of stockholders. In order for the bonuses to be paid to those named executive officers who are participants under the plan and whose aggregate salary and bonus would exceed $1 million, certain performance target(s) set for each calendar year will need to be met. The Committee believes, however, that stockholder interests are best served by not restricting the Committee's discretion and flexibility in crafting compensation programs and in making certain compensation awards, even though such programs or awards may result in certain non-deductible compensation expenses. Accordingly, the Committee has also approved elements of compensation for certain named executive officers that are not fully deductible.

Elements of Compensation, Why the Company Chooses to Pay Each Element and the Company's 2007 Practices

The Company's practices with respect to its three key compensation elements identified above (i.e. base salary, annual incentive bonus and long-term incentive compensation), as well as other elements of compensation, are set forth below, followed by a discussion of the specific factors considered in determining key elements of our named executive officers' calendar year 2007 compensation.

Base Salary for Named Executive Officers

Purpose. In general, the level of base salary is intended to provide appropriate base pay to our named executive officers, taking into account the competitive employment market for comparable positions, as well as each individual's job responsibilities, experience, historical contribution to our success and unique value and, when appropriate, the recommendations of Mr. Suleman (except in the case of his own compensation).

Considerations. Minimum salaries for four of the six named executive officers are determined by employment agreements or arrangements for those officers. Where not specified by contract, salaries are generally reviewed annually. The minimum salaries specified in the employment agreements, the amount of any increase over these minimums and salaries for named executive officers whose salaries are not specified in an agreement are determined by the Committee based on a variety of factors, including: the nature and responsibility of the executive's position; the expertise of the executive and the executive's contributions and importance to the Company; the nature and extent of the executive's other forms of compensation; the executive's historical compensation; the competitiveness of the market for the executive's services and, to the extent available, salary ranges for persons in comparable positions at comparable companies; and the recommendations of Mr. Suleman (except in the case of his own compensation).

Determinations as to appropriate base salaries of our named executive officers historically have not depended upon the application of a particular formula or the use of designated benchmarks. In setting base salaries, the Committee considers the importance of linking a high proportion of named executive officers' compensation to performance in the form of the annual incentive bonus and long-term stock-based compensation, which are both tied to both Company and individual performance measures.

Calendar Year 2007 Decisions. Among the named executive officers, all but Ms. Ellis and Ms. Stratford are employed pursuant to agreements described under "*Summary of Employment Arrangements and Potential Payments Upon Termination or Change in Control*" below. During 2007, the base salary for one of our six named executive officers was increased pursuant to the terms of an existing employment agreement. The base salaries for our remaining named executive officers were not modified in 2007.

Annual Bonus Incentives for Named Executive Officers

Purpose. The Company's compensation program generally provides for an annual bonus that is linked to both Company and individual performance. The objective of the program is to compensate named executive officers based on the achievement of specific goals that are intended to correlate closely with growth of long-term stockholder value.

Considerations. Cash bonuses are generally paid based on the achievement of individual objectives that are also considered along with the Company's performance as a whole. In certain cases, bonuses (either a minimum amount or specified percentage of base salary) have been guaranteed based on the compensation package negotiated at the time an executive's employment commenced, in all cases subject to the final determination of the Board or Committee. The Committee establishes a target bonus amount for all but one named executive officer based, in part, upon the recommendation of the CEO. Target bonuses vary in relation to each executive's responsibilities. The target bonus takes into account all factors that the Committee deems relevant, which may include (but is not limited to) a review of peer group compensation both within the radio broadcasting industry and more broadly. The individual performance measures enable the Committee to play a more proactive role in identifying performance objectives and accomplishments beyond purely financial measures, including, for example, exceptional performance of each named executive officer's functional responsibilities as well as leadership, creativity and innovation, collaboration, diversity initiatives, growth initiatives and other activities that are critical to driving long-term value for stockholders. With respect to all of the named executive officers, other than those guaranteed by contract, the Committee retains discretion, in appropriate circumstances, to grant a bonus which is less than the target bonus or no bonus at all. All named executive officers are eligible for consideration by the Committee for annual bonuses based upon the named executive officer's performance.

Calendar Year 2007 Decisions. Consistent with our approach described above for establishing target bonuses, we established the target bonus levels for Mr. Suleman, Mr. Freedline and Ms. Ellis at $1 million to $2 million, $500,000 and $200,000, respectively, to be earned as of December 31, 2007. Each of Mr. Suleman and Mr. Freedline were parties to employment contracts containing contractual obligations with respect to their annual target bonuses. In addition, consistent with our approach described above for establishing target bonuses, we established the target bonus levels for Mr. Taylor at approximately 30% of his annual salary to be earned on an annual cycle commencing on January 1st, and Ms. Orr at $75,000 to $100,000 to be earned on an annual cycle commencing in May, pursuant to the terms of her employment contract.

For calendar year 2007, the Committee considered the following measures: the named executive officer's performance; extraordinary events and achievements during the year, including the agreement and plan of merger of February 6, 2006 between the Company; Alphabet Acquisition Corp., a wholly-owned subsidiary of the Company; Disney and ABC Radio Holdings, Inc., formerly known as ABC Chicago FM Radio, Inc., a Delaware corporation and wholly-owned subsidiary of Disney, as amended (the "ABC Radio Merger Agreement"); operating income; economic profit (net operating profit after tax, minus a charge for capital employed in the business, based on the cost of capital); earnings per share; and the recommendation of Mr. Suleman (except in the case of his own compensation). In setting these measures and determining the extent to which they were satisfied, the Committee excluded the impact of items that it believed were not driven by the current performance of the Company (such as impairment of or gain or loss on sales of assets acquired), other decisions made for the long-term benefit of the Company, performance of other named executive officers or that, in the Committee's judgment, otherwise had a distorting positive or negative impact relative to the performance of Company executives.

The Committee awarded the bonus amounts set forth in the *Summary Compensation Table* after evaluating these measures and determining the extent to which they were satisfied and taking into account certain other factors. With respect to Mr. Suleman, he voluntarily elected to withdraw himself from consideration for an annual bonus. With respect to our other named executive officers, the Committee awarded the following bonuses for calendar year 2007 based in part upon Mr. Suleman's evaluation of each executive's performance and the other factors set forth in the preceding paragraph: Mr. Freedline—$375,000; Ms. Ellis—$200,000; Ms. Stratford—$100,000; Mr. Taylor—$125,000; and Ms. Orr—$131,250.

Long-Term Incentive Compensation

Purpose. The Citadel Broadcasting Corporation Amended and Restated 2002 Stock Option and Award Plan (also referred to from time to time by the Company as the Amended and Restated 2002 Long-Term Incentive Plan) (as amended from time to time, the "Plan" or the "Long-Term Incentive Plan") is the plan used by the Company to provide long-term incentives to our named executive officers. The objective of the program is to align compensation for our named executive officers over a multi-year period directly with the interests of stockholders of the Company by motivating and rewarding creation and preservation of long-term stockholder value. We also use long-term incentive awards as a means of furthering the objectives of our business plans and long-term Company goals, tying a portion of the executive compensation to Company performance, and attracting and retaining talented leadership.

Considerations. The Committee determines the number of incentive awards granted to our named executive officers on an individual, discretionary basis. The level of long-term incentive compensation generally is determined based on any contractual requirements (such as pursuant to an existing employment agreement), total compensation provided to named executive officers, the goals of the compensation program described above, discussions with outside advisors, market data on total compensation packages, the value of long-term incentive grants at targeted external companies, total stockholder return, share usage and stockholder dilution and, except in the case of the awards to Mr. Suleman, the recommendations of Mr. Suleman. With the exception of newly-hired employees, the Committee generally makes awards during the first quarter of the year. The Committee schedule is generally determined in advance, and the proximity of any awards to earnings announcements or other market events is coincidental.

Equity Awards and Related Tax and Accounting Considerations. Historically, the primary form of equity compensation that we awarded consisted of non-qualified stock options. We selected this form because of the favorable accounting and tax treatments for the Company. Beginning in 2006, however, the accounting for stock options changed as a result of Statement of Financial Accounting Standards No. 123R, *Share Based Payment* ("SFAS No.123R"), making the accounting treatment of stock options less attractive. As a result, we assessed the desirability of granting shares of restricted stock to our named executive officers and concluded that restricted stock likely would be an equal if not greater motivating form of incentive compensation while permitting us to issue fewer shares, thereby reducing potential dilution. Accordingly, the Company's long-term incentive compensation in 2007 consisted primarily of restricted stock grants, though one grant of stock options was made to Mr. Freedline, in accordance with the existing terms of his employment agreement (described more fully below). These vehicles, each of which is described in more detail below, reward stockholder value creation in slightly different ways. Stock options (which have exercise prices equal to the market price at the date of grant) reward named executive officers only if the stock price increases. Restricted stock is impacted by all stock price changes, so the value to named executive officers is affected by both increases and decreases in stock price.

Stock Options. The long-term incentive program calls for stock options to be granted with exercise prices of not less than fair market value of the Company's stock on the date of grant. With rare exceptions made by the Committee, the stock options we grant vest ratably over four years, based on continued employment. The Committee will not grant stock options with exercise prices below the fair market value on the date of grant and will not reduce the exercise price of stock options (except in connection with adjustments to reflect recapitalizations, stock or extraordinary dividends, stock splits, mergers, spin-offs and similar events permitted by the relevant plan) without stockholder approval. New option grants to named executive officers normally have a term of ten years.

Unless otherwise set forth in a named executive officer's notice of stock option grant, if there is any change in the stock subject to an option or in the corporate structure of the Company, through merger, consolidation, division, share exchange, combination, reorganization, recapitalization, stock dividend, stock split, spinoff, split up, extraordinary dividend, dividend in kind or other similar change in the corporate structure or distribution to stockholders, a reclassification or any similar occurrence, the terms of the stock option (including, without limitation, the number and kind of shares subject to the option and the exercise price) may be adjusted by the Committee in its sole discretion pursuant to the terms of the Plan.

Restricted Stock. Restricted stock awards may be subject to either "time-based" or both "time-based" and "performance-based" vesting conditions. For "time-based" stock to be earned, the named executive officer must be continuously employed by the Company through the applicable vesting date. For "performance-based" stock to be earned, the named executive officer and/or Company must achieve certain performance goals within the particular vesting period covered by the award and the named executive officer must also be continuously employed with the Company through the applicable vesting date. The performance goals that we will use going forward to measure Company and individual performance were approved by our stockholders at the 2007 annual meeting of stockholders, and awards that are dependent upon achieving these performance goals are not generally subject to the adverse tax consequences described above relating to Section 162(m). Such performance-based shares of restricted stock are sometimes referred to herein as "performance shares."

Some restricted stock awards made in 2007 were subject to both performance-based and time-based vesting criteria, while other awards were subject only to time-based vesting criteria. The details of these awards are described in this section below under "Calendar Year 2007 Decisions."

Calendar Year 2007 Decisions. In calendar 2007, the Committee awarded long-term compensation for named executive officers pursuant to the Plan resulting in the awards of stock options and shares of restricted stock identified in the *Summary Compensation Table* and the *Grants of Plan-Based Awards Table*. In determining the annual grants of long-term incentive awards, the Committee considered the factors described above.

On March 22, 2007, the Committee approved a grant of 100,000 performance shares to Ms. Ellis, subject to the satisfaction of performance goals, which relate to the Company's attainment of the same revenue-related performance objectives during the applicable twelve-month period as the goals to which the grants made in 2006 were subject. Specifically, for the twelve-month restricted period, the revenue growth of the Company on a consolidated basis must equal or exceed revenue growth in the radio broadcasting industry for the same twelve-month period as reported by Miller, Kaplan, Arase & Co. LLP, Certified Public Accountants (or another comparable source), as adjusted by the Committee for comparable results in the event of any significant merger, acquisition or disposition (including the Merger and other transactions contemplated by the ABC Radio Merger Agreement). After the end of the twelve-month period, the Committee shall determine whether or not the performance goals for the twelve-month period under the performance-based awards were met for 2007. This grant to Ms. Ellis shall vest ratably over a three-year period, subject to the performance criteria outlined above and Ms. Ellis' continuous employment with the Company through the applicable vesting date.

On March 22, 2007, the Committee made customary annual grants to some of the named executive officers, upon recommendation of the CEO. Specifically, the Committee approved a grant of 25,000 shares of restricted stock to each of Ms. Stratford and Ms. Orr, and 7,500 shares of restricted stock to Mr. Taylor, that vest ratably over a three-year period, subject to continuous employment with the Company through the applicable vesting date.

In addition, in May 2007, pursuant to his employment agreement, the Committee awarded Mr. Freedline an equity award with an aggregate fair market value of $1.3 million consisting of time-vesting restricted stock and stock options in the same proportions (with respect to the number and value of each form of award), and on the same terms, as the grants of restricted stock and stock options made to Mr. Freedline on May 26, 2006.

In the Fall of 2007, the Committee retained its compensation consultant to assist in evaluating the CEO's compensation, including an equity grant to be awarded to the Company's CEO for calendar year 2007. This equity award shall be issued by the Committee to the CEO in 2008.

In March of 2006, the Committee approved the modification of the vesting terms of the 1,250,000 shares of restricted stock previously granted to Mr. Suleman to subject them to performance goals and to extend the applicable vesting dates to January 1, 2007, October 1, 2007 and October 1, 2008. In November of 2007, after review of the Company's performance, the Committee vested the 416,667 shares under Tranche B of the CEO's grant of 1,250,000 shares of restricted stock with an applicable vesting date of October 1, 2007 for the performance period of October 1, 2006 through September 30, 2007 based on the Company's revenue growth, as adjusted to reflect same station results and exclude certain items, as compared to the publicly reported revenue growth of its peer group in the radio broadcasting industry for the same twelve-month period.

Also in calendar 2006, the Committee approved the payment to Mr. Suleman of a "gross-up" for the tax differential between ordinary income and dividend income rates during the years ended December 31, 2006, 2007 and 2008, in respect of dividends and distributions, if any, Mr. Suleman receives in respect of any unvested portion of the 1,131,994 performance shares granted to Mr. Suleman as of March 16, 2006, which vested in two equal installments on March 16, 2007 and 2008, and the shares of the Company common stock underlying his undistributed restricted stock units (collectively, "Undelivered Shares"). At the Company's discretion, such payments can be paid in cash or additional shares of common stock of the Company. During 2007, the Company paid approximately $1.8 million in cash and $1.1 million in shares of common stock of the Company for this tax differential payment. The amount of such payment for 2006 was set at $0.8 million, and is included in the amounts noted above. The remaining payment in 2008, if any, will be calculated as the product of 0.3738 and the aggregate amount of any such dividends received in respect of the Undelivered Shares.

Stock Ownership. Although the Company has chosen to award shares of restricted stock, stock options and other forms of equity awards to its named executive officers and other employees, the Company does not have equity or other security ownership requirements. As persons with access to material non-public information regarding the Company, our named executive officers, like all of our employees and directors, are restricted in their ability to trade our securities in accordance with applicable law, our Company's securities trading policy and the guidelines contained in our Code of Business Conduct and Ethics, which is available at www.citadelbroadcasting.com under "Investor Relations" where you can click on the link to "Corporate Governance."

Benefits and Perquisites

The Company provides named executive officers with perquisites and other benefits that the Company and the Committee believe are reasonable and consistent with the overall executive compensation program to better enable the Company to attract and retain superior employees for key positions. The Committee periodically reviews the level of perquisites and other personal benefits provided to named executive officers. With limited exceptions, named executive officers receive perquisites and benefits that are substantially the same as those offered to other officers of the Company. The Company may also make available to Mr. Suleman use of the corporate aircraft for business purposes. On occasion, the corporate aircraft may be used by Mr. Suleman for personal purposes. Historically, the cost of such personal use of the aircraft is either reimbursed by Mr. Suleman or included as compensation to him. For 2007, it has been included as compensation. Mr. Suleman and Ms. Ellis are provided with use of Company vehicles and/or parking for business use. In addition, the Company contributed $26,650 toward the cost of a driver for Mr. Suleman for business purposes.

Named executive officers also participate in our other benefit plans on the same terms as other employees. These plans include medical, vision and dental insurance, life and disability insurance, and flexible spending accounts relating to health care and dependents. Named executive officers also participate in the Company's 401(k) retirement savings plan, which is discussed below under "Severance, Retirement and Change in Control Benefits" and on a case-by-case basis are reimbursed for work-related transportation costs. For additional information on the benefits and/or perquisites available to named executive officers, see the text following the *Summary Compensation Table* below.

Severance, Retirement and Change in Control Benefits

The Company believes that it is important in some instances to protect its named executive officers in the event of a change in control of the Company (a "Change in Control") and provide them benefits under certain other circumstances if their employment with the Company is terminated. Further, it is the Company's belief that the interests of stockholders will be best served if the interests of our senior management are aligned with them, and providing change in control benefits increases the likelihood that senior management will pursue potential change in control transactions, if any, that may be in the best interests of our stockholders. Relative to the overall value of the Company, these potential change in control benefits are minor. Therefore, it has been the Company's practice to negotiate change in control benefits with our senior officers if they have requested such benefits. Three of the Company's named executive officers, Mr. Freedline (Chief Financial Officer), Mr. Taylor (Vice President Finance and Principal Accounting Officer during 2007) and Ms. Orr (Vice President, General Counsel, and Secretary) have entered into employment agreements or arrangements with the Company that include severance and change in control provisions in the event of termination of such individual's employment with the Company under certain circumstances. Mr. Freedline resigned his position with the Company effective January 31, 2008. The components of any change in control benefits have been negotiated on an individual and discretionary basis and are based on a myriad of considerations, including the nature and responsibility of the executive's position, the expertise of the executive and the executive's contributions and importance to us, the competitiveness of the market for the executive's services and, to the extent available, change in industry standards or practices for persons in comparable positions at comparable companies, as well as the recommendations of Mr. Suleman except in the case of his own benefits. The change in control agreements we currently have in place with named executive officers are described below in the narrative entitled, "Summary of Employment Arrangements and Potential Payments Upon Termination or Change in Control."

Summary Compensation Table

The table below summarizes the total compensation earned by each of the named executive officers for the fiscal years ended December 31, 2006 and December 31, 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(28)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Farid Suleman	2007	1,250,000	—	—	—	N/A	N/A	9,965,925(1)	11,215,925
CEO (principal executive officer)	2006	1,250,000	—	12,817,470(2)	—	N/A	N/A	3,869,523(3)	17,936,993
Robert G. Freedline	2007	500,000	375,000	1,000,001(5)	280,595(6)	N/A	N/A	471,394(7)	2,626,990
chief financial officer (principal financial officer)(4)	2006	333,333	400,000	979,000(8)	193,414(9)	N/A	N/A	36,045(10)	1,941,792
Judith A. Ellis	2007	500,000	200,000	975,000(11)	—	N/A	N/A	389,755(12)	2,064,755
chief operating officer	2006	500,000	200,000	1,133,000(13)	—	N/A	N/A	56,208(14)	1,889,208
Jacquelyn J. Orr	2007	290,625	131,250	243,750(16)	—	N/A	N/A	107,218(17)	772,843
vice president, general counsel and secretary(15)	2006	172,933	62,500	258,500(18)	—	N/A	N/A	9,036(19)	502,969
Patricia Stratford	2007	175,000	100,000	243,750(16)	—	N/A	N/A	134,445(20)	653,195
principal financial officer through May 25, 2006 and senior vice president—finance and administration	2006	175,000	100,000	566,500(21)	—	N/A	N/A	29,208(22)	870,708
Randy L. Taylor	2007	240,000	125,000	73,125(24)	—	N/A	N/A	45,640(25)	483,765
vice president—finance and principal accounting officer(23)	2006	64,615	18,000	104,000(26)	—	N/A	N/A	673(27)	187,288

(1) Included in other compensation is $7,848,782 of dividends received on restricted stock, $2,110,548 as payment of a "gross-up" for the tax differential relating to the dividends received on certain equity awards, $4,305 representing the value of personal benefit of the corporate aircraft, $2,200 for matching contributions to Citadel Broadcasting Company 401(k) Retirement Savings Plan and $90 premium for term life insurance.

(2) Stock award compensation of $12,817,470 consisted of (i) $229,616 incremental value related to the cancellation of Mr. Suleman's 4,150,000 fully vested options and the replacement of them with 2,868,006 fully vested restricted stock units, (ii) the cancellation of 400,000 options and (iii) a grant of 1,131,994 performance shares with an incremental value of $12,587,854. On March 16, 2006, the Committee approved the cancellation of the fully vested options to purchase 4,150,000 shares of common stock of the Company at an exercise price of $3.50 per share granted to Mr. Suleman under the Stock Option Agreement, dated April 23, 2002, as amended on June 4, 2002, and replacement of the options with 2,868,006 fully vested restricted stock units with deferred distribution dates. In addition, the Committee approved the cancellation of Mr. Suleman's option to purchase 400,000 shares of common stock of the Company at an exercise price of $16.94 granted to him under the Long-Term Incentive Plan on March 26, 2004 and approved the grant of 1,131,994 performance shares that would vest over a two-year period subject to certain performance objectives.

(3) Included in other compensation is $3,060,000 of dividends received on restricted stock, $807,315 of tax reimbursement relating to the dividends received on restricted stock, $2,100 for matching contributions to the Citadel Broadcasting Company 401(k) Retirement Savings Plan and $108 premium for term life insurance.

(4) Mr. Freedline became an executive officer effective May 26, 2006. He resigned effective January 31, 2008.

(5) Stock award compensation is based on 117,371 shares of restricted stock granted on May 26, 2007 at a closing stock price of $8.52.

(6) See Note 14 (Stock-Based Compensation) to the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K for the assumptions made in determining the values in accordance with SFAS No 123R.

(7) Included in other compensation is $471,304 of dividends received on restricted stock and $90 premium for term life insurance.

(8) Stock award compensation is based on 100,000 shares of restricted stock granted on May 26, 2006 at a closing stock price of $9.79.

(9) See Note 14 (Stock-Based Compensation) to the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K for the assumptions made in determining the values in accordance with SFAS No 123R.

(10) Included in other compensation is $36,000 of dividends received on restricted stock and $45 premium for term life insurance.

(11) Stock award compensation is based on 100,000 shares of restricted stock granted on March 22, 2007 at a closing stock price of $9.75.

(12) Included in other compensation is $387,465 of dividends received on restricted stock, $2,200 for matching contributions to Citadel Broadcasting Company 401(k) Retirement Savings Plan and $90 premium for term life insurance.

(13) Stock award compensation is based on 100,000 shares of restricted stock granted on March 16, 2006 at a closing stock price of $11.33.

(14) Included in other compensation is $54,000 of dividends received on restricted stock, $2,100 for matching contributions to the Citadel Broadcasting Company 401(k) Retirement Savings Plan and $108 premium for term life insurance.

(15) Ms. Orr became an executive officer effective May 15, 2006.

(16) Stock award compensation is based on 25,000 shares of restricted stock granted on March 22, 2007 at a closing stock price of $9.75.

(17) Included in other compensation is $107,128 of dividends received on restricted stock and $90 premium for term life insurance.

(18) Stock award compensation is based on 25,000 shares of restricted stock granted on May 15, 2006 at a closing stock price of $10.34.

(19) Included in other compensation is $9,000 of dividends received on restricted stock and $36 premium for term life insurance.

(20) Included in other compensation is $132,155 of dividends received on restricted stock, $2,200 for matching contributions to Citadel Broadcasting Company 401(k) Retirement Savings Plan and $90 premium for term life insurance.

(21) Stock award compensation is based on 50,000 shares of restricted stock granted on March 16, 2006 at a closing stock price of $11.33.

(22) Included in other compensation is $27,000 of dividends received on restricted stock, $2,100 for matching contributions to the Citadel Broadcasting Company 401(k) Retirement Savings Plan and $108 premium for term life insurance.

(23) Mr. Taylor became an executive officer effective November 6, 2006. He was appointed Chief Financial Officer of the Company effective February 29, 2008.

(24) Stock award compensation is based on 7,500 shares of restricted stock granted on March 22, 2007 at a closing stock price of $9.75.

(25) Included in other compensation is $44,904 of dividends received on restricted stock, $646 for matching contributions to Citadel Broadcasting Company 401(k) Retirement Savings Plan and $90 premium for term life insurance.

(26) Stock award compensation is based on 10,000 shares of restricted stock granted on November 6, 2006 at a closing stock price of $10.40.

(27) Included in other compensation is $646 for matching contributions to the Citadel Broadcasting Company 401(k) Retirement Savings Plan and $27 premium for term life insurance.

(28) The amounts reported in these columns for each named executive officer reflect the compensation costs for financial reporting purposes for the year under FAS 123R, rather than amounts paid to or realized by the named executive officer for outstanding equity awards granted in and prior to fiscal 2007. A discussion of the assumptions used in calculating these values may be found in Note 14 in the audited financial statements in Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Grants of Plan-Based Awards Table

The table below summarizes the total of each grant of an award made to a named executive officer in the fiscal year ended December 31, 2007.

	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1) Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards (2) Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
Farid Suleman	—	—	—	1,000,000 -2,000,000	—	—	—	—	—	—	—	—
Robert G. Freedline	5/26/2007	5/26/2007	—	—	—	—	—	—	117,371(3)	—	—	—
	5/26/2007	5/26/2007	—	—	—	—	—	—	—	131,447(3)(4)	$8.52(6)	280,595(7)
	—	—	—	500,000	—	—	—	—	—	—	—	—
Judith A. Ellis	3/22/2007	3/16/2007	—	—	—	—	100,000(8)	—	—	—	—	—
	—	—	—	200,000	—	—	—	—	—	—	—	—
Jacquelyn J. Orr	3/22/2007	3/16/2007	—	—	—	—	—	—	25,000(5)	—	—	—
	—	—	—	75,000-100,000	—	—	—	—	—	—	—	—
Patricia Stratford	3/22/2007	3/16/2007	—	—	—	—		—	25,000(5)	—	—	—
Randy L. Taylor	3/22/2007	3/16/2007	—	—	—	—	—	—	7,500(5)	—	—	—
	—	—	—	72,000	—	—	—	—	—	—	—	—

(1) Reflects the possible payout amounts of non-equity incentive plan awards that could have been earned in 2007. See the *Summary Compensation Table* for the amounts actually earned in 2007 and paid out in 2008.

(2) Expressed in number of shares of restricted stock under the Long-Term Incentive Plan. Vesting of shares is subject to the Company's satisfaction of certain performance objectives and continuous employment with the Company through the vesting dates.

(3) On May 26, 2007, pursuant to Mr. Freedline's employment agreement, two subsequent equity awards of comparable value and on comparable terms to the initial 2006 awards were issued under the Long-Term Incentive Plan during 2007: (i) 117,371 shares of time-vesting restricted stock and (ii) options to purchase 131,447 shares of common stock of the Company. Both awards vest in one-third installments at each anniversary of the date of grants for three years.

(4) On June 13, 2007, the options to purchase 150,000 and 131,447 shares of common stock of the Company granted on May 26, 2006 and 2007, respectively, were modified in accordance with Mr. Freedline's employment agreement to adjust for the special distribution paid to the Company's stockholders pursuant to the ABC Radio Merger Agreement in order to preserve the fair market value of the options originally granted. This adjustment resulted in a cancellation of the options to purchase 150,000 and 131,447 shares of common stock and the replacement of them with options to purchase 213,625 and 187,203 shares of common stock of the Company. The modified option awards to purchase 213,625 and 187,203 shares of common stock of the Company retained the original grant dates of May 26, 2006 and May 27, 2007, respectively. Mr. Freedline resigned from the Company effective January 31, 2008, and these options were cancelled.

(5) Restricted stock granted under the Long-Term Incentive Plan during 2007. Shares vest in one-third installments at each anniversary of the date of grant for three years.

(6) The exercise price is the closing price of the Company's stock on the date of grant. As discussed in (4) above, this grant was modified on June 13, 2007, and the exercise price decreased to $5.98.

(7) The grant date fair value of options to purchase common stock of the Company was determined using the Black-Scholes option pricing model in accordance with FAS 123R.

(8) Perfomance-based restricted stock granted under the Long-Term Incentive Plan during 2007. Shares vest in one-third installments at each anniversary of the date of grant for three years.

Certain of the equity incentive plan awards and other stock awards described in the above table are eligible for dividends, and such dividends paid to executive officers during the year ended December 31, 2007 are included in the *Summary Compensation Table*.

Summary of Employment Arrangements and Potential Payments Upon Termination or Change in Control

Messrs. Suleman, Freedline and Taylor and Ms. Orr are each party to an employment agreement with the Company that provides for minimum amounts of compensation and, in some instances, for payments and benefits upon certain terminations of employment and/or a Change in Control. In addition, certain of our executive officers have received grants of restricted stock, performance shares and stock options that vest in full in the event of the executive officer's termination due to death or disability, by the Company without "cause" (as defined in the relevant agreement) or termination for "good reason" (as defined in the relevant agreement).

Mr. Suleman's Employment Arrangements

Farid Suleman is party to an employment letter originally dated February 15, 2002, which was subsequently modified by the Committee effective September 20, 2005. Pursuant to this employment letter, Mr. Suleman's annual salary is $1.25 million per year and is subject to annual review and adjustment by the Committee. In addition, Mr. Suleman is eligible to receive an annual bonus of between $1 million and $2 million, payable pursuant to the Company's 2007 Senior Executive Annual Bonus Plan. The employment letter does not provide Mr. Suleman with any entitlement to benefits upon his termination of employment or due to a Change in Control.

In addition, the terms of outstanding awards of performance shares held by Mr. Suleman provide for the accelerated vesting of these awards if Mr. Suleman's employment were to be terminated due to his death or disability, by the Company without "cause" (as defined in the grant agreements) or by Mr. Suleman with "good reason" (as defined in the grant agreement). Based on the value of our stock on December 31, 2007, the value of Mr. Suleman's unvested performance shares was $2,024,286.

Mr. Freedline's Employment Arrangements

Mr. Freedline, who resigned from his position as the Company's Chief Financial Officer effective January 31, 2008, was a party to an employment agreement with the Company dated as of May 26, 2006. This agreement provided for an annual base salary of $500,000 and a target incentive bonus opportunity for the year ended December 31, 2007 equal to one year of his base salary at the highest rate in effect during such year.

Assuming a termination date of December 31, 2007, Mr. Freedline would have been entitled to receive:

(i) If termination was by the Company for "cause" or by Mr. Freedline without "good reason", then Mr. Freedline would have been entitled to receive only the "accrued obligations" (as defined in the agreement) as of the date of termination and all unvested equity awards would have been forfeited.

(ii) If termination was upon his death or disability then Mr. Freedline would have been entitled to receive (a) the "accrued obligations" described above, (b) a pro rata bonus amount, and (c) the continuation of medical, dental, life insurance, disability and other welfare benefits for him for one year following termination or a lump sum payment equal to the amount necessary to continue these benefits for one year. The value of these benefits assuming Mr. Freedline's termination as a result of his death or disability on December 31, 2007 was approximately $506,228. In addition, upon Mr. Freedline's termination as a result of his death or disability, all unvested equity awards would have become vested. Based on the value of our stock on December 31, 2007, the value of Mr. Freedline's unvested equity awards was $379,118.

(iii) If such termination was by Mr. Freedline for "good reason" or by the Company without "cause" (but not in connection with a Change in Control), then Mr. Freedline would have been entitled to receive (a) the "accrued obligations" described above, (b) a pro rata bonus amount, (c) one year of base salary at the rate then in effect, (d) the greater of (x) 100% of the "target incentive bonus opportunity" (as defined in the agreement) for the year of termination and (y) 100% of the "incentive bonus" (as defined in the agreement) awarded to him in respect of the most recent year for which an incentive bonus was awarded, and (e) the continuation of medical, dental, life insurance, disability and other welfare benefits for him for one year following termination or a lump sum payment equal to the amount necessary to continue these benefits for one year. The value of these benefits assuming Mr. Freedline's termination for "good reason" or without "cause" on December 31, 2007 was approximately $1,506,228. In addition, upon Mr. Freedline's termination for "good reason" or without "cause", all unvested equity awards would have become vested. Based on the value of our stock on December 31, 2007, the value of Mr. Freedline's unvested equity awards was $379,118.

(iv) If such termination was by Mr. Freedline for "good reason" or by the Company without "cause" (in either case in connection with a Change in Control), then Mr. Freedline would have been entitled to receive the greater of (a) the amount he would otherwise be entitled to upon termination without "cause" or with "good reason" as described in (iii) above or (b) the sum of (1) the "accrued obligations" described above, (2) a pro rata bonus amount, (3) his base salary at the rate then in effect for the remainder of the term of his employment agreement, (4) the continuation of medical, dental, life insurance, disability and other welfare benefits for one year following termination or a lump sum payment equal to the amount necessary to continue these benefits for one year, and (5) an amount equal to the product of (x) the number of days remaining in the term of his employment divided by 365, multiplied by (i) the greater of (A) 100% of the " target incentive bonus opportunity" for the year in which the termination occurs or (B) 100% of the "incentive bonus" awarded to him in respect of the most recent year for which an incentive bonus was awarded. The value of these benefits assuming Mr. Freedline's termination for "good reason" or without "cause", in either case in connection with a Change in Control, on December 31, 2007 was approximately $1,906,228. In addition, upon Mr. Freedline's termination for "good reason" or without "cause" in connection with a Change in Control, all unvested equity awards would have become vested. Based on the value of our stock on December 31, 2007, the value of Mr. Freedline's unvested equity awards was $379,118.

No severance benefits (other than accrued salary, benefits and other obligations) were payable in the event of Mr. Freedline's termination of his employment without "good reason," as that term was defined in Mr. Freedline's employment agreement. As such, upon his resignation, Mr. Freedline was entitled only to the "accrued obligations" as defined in his employment agreement.

Mr. Taylor's Employment Arrangements

The material terms of Mr. Taylor's employment are set forth in a letter agreement dated August 29, 2006 between him and the Company and a confirmatory memorandum dated November 6, 2006. Commencing with the start of employment, Mr. Taylor was to be paid a base salary at an annual rate of $240,000. He also shall be eligible to receive an annual cash bonus of up to 30% of his annual salary, the payment of which shall be based upon (i) his individual performance as evaluated by the Company's Chief Executive Officer and Chief Financial Officer and (ii) the Company's overall performance. The payment of such bonus, if any, is not guaranteed.

On February 27, 2008, the Committee approved a salary increase for Mr. Taylor, consistent with his appointment to the positions of Chief Financial Officer and principal financial officer, effective February 29, 2008. Under the terms of this salary arrangement, Mr. Taylor's annual salary will be $320,000 during the first year of such employment, $360,000 during the second year of such employment and $400,000 during the third year of such employment. Mr. Taylor will continue to be eligible for an annual discretionary bonus. Mr. Taylor also is eligible to participate in the packages for health insurance, dental, vision, disability, a matching 401K program and other welfare benefits offered by the Company to other employees.

Mr. Taylor's employment is "at will." In the event that his employment is terminated without cause, in exchange for a release in a form acceptable to the Company, he shall receive twelve weeks of his then annual base salary.

The value of these benefits assuming Mr. Taylor's termination without "cause" on December 31, 2007 was approximately $55,385. In addition, upon Mr. Taylor's termination due to his death or disability, by the

Company without "cause" or by Mr. Taylor with "good reason", all unvested equity awards would have become vested. Based on the value of our stock on December 31, 2007, the value of Mr. Taylor's unvested shares of restricted stock was $29,182.

Ms. Orr's Employment Arrangements

The term of Ms. Orr's employment commenced on May 15, 2006. Pursuant to the terms of a term sheet agreed upon at that time, during her employment as Vice President, General Counsel and Secretary of the Company, Ms. Orr received an annual base salary in the amount of $275,000 during her first year of employment (from May 15, 2006 to May 14, 2007) and will receive $300,000 during her second year of employment (from May 15, 2007 to May 14, 2008). Ms. Orr will also be eligible to receive an annual bonus for each year completed during the term of her employment, which will be subject to review by the Committee of Ms. Orr's performance. Ms. Orr's target incentive bonus opportunity will be between $75,000 and $100,000 in each of the two years.

In addition, the Company granted to Ms. Orr 25,000 shares of restricted stock under the Company's Long-Term Incentive Plan on May 16, 2006. The restricted stock was granted pursuant to the terms and conditions of the Company's form of restricted stock agreement and vests ratably in one-third portions on each of the first, second and third anniversaries of the dates of grant.

In the event Ms. Orr's employment is terminated for any reason other than "for cause", within one year of the closing of the Merger transaction contemplated by the ABC Radio Merger Agreement (which occurred on June 12, 2007), then (i) Ms. Orr would receive a severance payment in the amount of one year of Ms. Orr's then current base salary and (ii) all outstanding shares of restricted stock held by Ms. Orr would immediately vest.

The value of these benefits assuming Ms. Orr's termination without "cause" on December 31, 2007 was approximately $385,832. In addition, upon Ms. Orr's termination due to her death or disability, by the Company without "cause" or by Ms. Orr with "good reason", all unvested equity awards would have become vested. Based on the value of our stock on December 31, 2007, the value of Ms. Orr's unvested shares of restricted stock was $85,832.

Ms. Ellis' Equity Awards

With the exception of outstanding equity awards, Ms. Ellis is not a party to any agreements that provide benefits upon a Change in Control. Upon Ms. Ellis' termination due to her death or disability, by the Company without "cause" and/or by Ms. Ellis with "good reason" (as defined in the grant agreements), her unvested shares of restricted stock would have become vested. Based on the value of our stock on December 31, 2007, the value of Ms. Ellis' unvested performance shares was $309,000.

Ms. Stratford's Equity Awards

With the exception of outstanding equity awards, Ms. Stratford is not a party to any agreements that provide benefits upon a Change in Control. Upon Ms. Stratford's termination due to her death or disability, by the Company without "cause" or by Ms. Stratford with "good reason" (as defined in the grant agreements), her unvested shares of restricted stock would have become vested. Based on the value of our stock on December 31, 2007, the value of Ms. Stratford's unvested performance shares and unvested shares of restricted stock was $103,000.

Outstanding Equity Awards at Fiscal Year End Table

The table below summarizes the awards under the Company's equity incentive plans for each named executive officer outstanding as of the end of the fiscal year ended December 31, 2007.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Farid Suleman(6)	225,000(1)	225,000(1)	—	13.64	2/24/2015	—	—	416,666(10)	858,332
	—	—	—	—		—	—	565,997(11)	1,165,954
Robert G. Freedline	71,208(2)	142,417(2)	—	6.87	5/26/2016	66,667(7)	137,334	—	—
	— (12)	187,203(12)	—	5.98	5/26/2017	117,371(13)	241,784	—	—
Judith A. Ellis	100,000(3)	— (3)	—	16.00	2/15/2013	—	—	50,000(11)	103,000
	93,750(4)	31,250(4)	—	19.20	2/3/2014	—	—	100,000(14)	206,000
	62,500(1)	62,500(1)	—	13.64	2/24/2015	—	—	—	—
Jacquelyn J. Orr	—	—	—	—	—	16,666(8)	34,332	—	—
	—	—	—	—	—	25,000(15)	51,500	—	—
Patricia Stratford	10,000(5)	— (5)	—	16.00	5/23/2013	—	—	25,000(11)	51,500
	7,500(4)	2,500(4)	—	19.20	2/3/2014	25,000(15)	51,500	—	—
	7,500(1)	7,500(1)	—	13.64	2/24/2015	—	—	—	—
Randy L. Taylor	—	—	—	—	—	6,666(9)	13,732	—	—
	—	—	—	—	—	7,500(15)	15,450	—	—

(1) Stock options vest in four equal portions annually on February 24, 2006, 2007, 2008 and 2009.

(2) Stock options vest in three equal portions annually on May 25, 2007, 2008 and 2009. Mr. Freedline resigned from the Company effective January 31, 2008, and the options were cancelled.

(3) Stock options vest in four equal portions annually on February 15, 2004, 2005, 2006 and 2007.

(4) Stock options vest in four equal portions annually on February 3, 2005, 2006, 2007 and 2008.

(5) Stock options vest in four equal portions annually on May 23, 2004, 2005, 2006 and 2007.

(6) The 2,868,006 fully vested restricted stock units were issued outside of the Long-Term Incentive Plan. The restricted stock units were fully vested upon the grant date of March 16, 2006, and the 1,434,003 undistributed restricted stock units will be distributed on March 16, 2008.

(7) Shares vest in two equal portions annually on May 25, 2008 and 2009. Mr. Freedline resigned from the Company effective January 31, 2008, and the unvested shares of restricted stock were cancelled.

(8) Shares vest in two equal portions annually on May 15, 2008 and 2009.

(9) Shares vest in two equal portions annually on November 6, 2008 and 2009.

(10) Shares vest on October 1, 2008 and are subject to the Company's satisfaction of certain performance objectives and continuous employment with the Company through the vesting date.

(11) Shares vest on March 16, 2008 and are subject to the Company's satisfaction of certain performance objectives and continuous employment with the Company through the vesting date.

(12) Stock options vest in three equal portions annually on May 25, 2008, 2009 and 2010. Mr. Freedline resigned from the Company effective January 31, 2008, and the options were cancelled.

(13) Shares vest in three equal portions annually on May 25, 2008, 2009 and 2010. Mr. Freedline resigned from the Company effective January 31, 2008, and the unvested shares of restricted stock were cancelled.

(14) Shares vest in three equal portions annually on March 22, 2008, 2009 and 2010 and are subject to the Company's satisfaction of certain performance objectives and continuous employment with the Company through the vesting dates.

(15) Shares vest in three equal portions annually on March 22, 2008, 2009 and 2010.

Option Exercises and Stock Vested Table

The table below summarizes vesting of shares of nonvested stock during the year ended December 31, 2007. There were no exercises of stock options during the year ended December 31, 2007.

		Option Awards		Stock Awards	
	Vesting Date	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Farid Suleman(1)	1/3/2007	N/A	N/A	416,667	4,195,837
	11/16/2007	N/A	N/A	416,667	912,501
	3/16/2007	N/A	N/A	565,997	5,473,191
Robert G. Freedline	5/25/2007	N/A	N/A	33,333	283,997
Judith A. Ellis	3/16/2007	N/A	N/A	50,000	483,500
Jacquelyn J. Orr	5/15/2007	N/A	N/A	8,334	69,172
Patricia Stratford	3/16/2007	N/A	N/A	25,000	241,750
Randy L. Taylor	11/6/2007	N/A	N/A	3,334	8,035

(1) 2,868,006 fully vested restricted stock units were issued outside of the Long-Term Incentive Plan. The restricted stock units were fully vested upon the grant date of March 16, 2006 and 1,434,003 restricted stock units were distributed on March 16, 2007 with a realized value of $13,866,809.

Director Compensation Table

The table below provides information concerning the compensation of the Company's directors for the fiscal year ended December 31, 2007. The table below does not include information with respect to the Company's chairman of the Board and CEO, Mr. Suleman, as he is also a named executive officer of the Company. Mr. Suleman is not compensated for his service as a director of the Company.

Name	Fees Paid ($)(6)	Stock Awards ($)(7)	Option Awards ($)(8)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(5)	Total ($)
Katherine Brown(1)	40,000	—	—	—	—	18,219	58,219
J. Anthony Forstmann	50,000	—	—	—	—	18,219	68,219
Theodore J. Forstmann	—	—	—	—	—	—	—
Michael A. Miles	70,000	—	—	—	—	18,219	88,219
Michael J. Regan(2)	50,000	84,700(4)	—	—	—	24,631	159,331
Thomas V. Reifenheiser(3)	—	—	—	—	—	—	—
Charles P. Rose	50,000	—	—	—	—	18,219	68,219
Herbert J. Siegel	57,500	—	—	—	—	18,219	75,719
Wayne T. Smith	65,000	—	—	—	—	18,219	83,219

(1) Ms. Brown resigned from the Board of Directors effective June 30, 2007.
(2) Mr. Regan became a member of the Board of Directors effective February 28, 2007.
(3) Mr. Reifenheiser became a member of the Board of Directors effective November 30, 2007.
(4) Stock award compensation is based on 10,000 unvested shares granted on May 22, 2007 at a closing stock price of $8.47 that vest in three equal portions annually, on each of the annual meetings of stockholders of the Company, with the first one-third vesting as of the Annual Meeting, subject to the director's continuous service to the Company through the business day immediately preceding such annual meeting.
(5) Other compensation represents dividends received on unvested restricted shares.
(6) Effective May 24, 2006, in consideration for his or her services as a member of the Company's Board of Directors, each Director receives an annual fee of $50,000, $2,500 for each committee meeting he or she

attends, and $5,000 annually if he or she serves as a committee chairperson. The Company does not compensate committee members for every meeting attended; rather, compensation is paid to committee members based upon attendance at certain predetermined meetings.

(7) The aggregate number of unvested stock awards held by each director as of December 31, 2007 is as follows:

J. Anthony Forstmann	6,666
Michael A. Miles	6,666
Michael J. Regan	10,000
Thomas V. Reifenheiser	—
Charles P. Rose	6,666
Herbert J. Siegel	6,666
Wayne T. Smith	6,666

(8) The aggregate number of stock option awards held by each director as of December 31, 2007 is as follows:

J. Anthony Forstmann	50,000
Michael A. Miles	60,000
Michael J. Regan	—
Thomas V. Reifenheiser	—
Charles P. Rose	50,000
Herbert J. Siegel	50,000
Wayne T. Smith	—

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

The following tables set forth, as of December 31, 2007, the number of shares of common stock that are issuable upon the exercise of stock options outstanding and upon vesting of nonvested shares of common stock or common stock units of the Company under the Plan and the Walt Disney Company Rollover Equity Agreements (the "ABC Rollover Plan").

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Option, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights
Equity Compensation Plans Approved by Stockholders		
2002 Long-Term Incentive Plan	4,117,343	$15.14
ABC Rollover Plan	9,094,777	$ 5.37
Equity Compensation Plans Not Approved by Stockholders		
None	—	—
Total	13,212,120	

Plan Category	Number of Shares to be Issued Upon Vesting of Nonvested Shares or Nonvested Share Units	Weighted Average Grant Date Fair Value
Equity Compensation Plans Approved by Stockholders		
2002 Long-Term Incentive Plan	1,971,515	$10.92
ABC Rollover Plan	3,137,894	$ 5.90
Equity Compensation Plans Not Approved by Stockholders		
None	—	—
Total	5,109,409	

As of December 31, 2007, the total number of shares of common stock that remain authorized, reserved, and available for issuance under the 2002 Long-Term Incentive Plan and the ABC Rollover Plan was 10,170,360 and 2,767,329, respectively, not including shares underlying outstanding grants.

The Company also granted 2,868,006 fully vested stock units, of which 1,434,003 remain subject to a deferred distribution date, to its Chief Executive Officer under a written agreement dated April 23, 2002, as amended on June 4, 2002.

On November 16, 2007, the Committee approved amendments to the Company's Form of Stock Option Agreement under the Plan by extending the period of time under which options under the Plan may be exercised upon the death of an employee to one year following such event. The amended Form of Stock Option Agreement is filed with the Company's Annual Report as Exhibit 10.9 on Form 10-K, which was filed with the SEC on February 29, 2008.

OTHER MATTERS

The expenses of printing and mailing the E-Proxy Notices and any other proxy materials, including expenses involved in forwarding materials to beneficial owners of stock, will be paid by the Company. No solicitation other than by mail or pursuant to Rule 14a-6 of SEC Regulation 14A is contemplated. The Company will reimburse brokers, banks, institutions and others holding common stock of the Company as nominees for their expenses in sending proxy solicitation material to the beneficial owners of such common stock of the Company and obtaining their proxies.

Eligible beneficial stockholders who share a single address may have received a notification that only one copy of the E-Proxy Notice and other proxy materials, as requested, will be sent to that address unless the broker, bank, institutions or other nominee that provided the notification received contrary instructions from any beneficial stockholder at that address. This practice, known as "householding," is designed to reduce printing and mailing costs. However, if a beneficial stockholder at such an address wishes to receive a separate copy of the E-Proxy Notice and other proxy materials this year or in the future, the stockholder may call (800) 542-1061 to "opt-out" of the householding program. Eligible registered stockholders receiving multiple copies of these documents can request householding by contacting BNY Mellon Shareowner Services at (877) 277-9935. Persons holding shares through a bank, broker, institutions or other nominee can request householding by contacting the nominee.

PROPOSAL 1—ELECTION OF CLASS II DIRECTORS

The Board of Directors recommends that you vote FOR the election of the nominees to serve as Class II directors on the Company's Board of Directors.

Board of Directors

The Company's Board of Directors is currently composed of nine directors.

The Company's amended and restated certificate of incorporation provides for a classified Board of Directors consisting of three classes. Each class consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term and until their respective successors are elected and qualified. A director may only be removed with cause by the affirmative vote of the holders of a majority of the outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class.

Nominees

Upon the recommendation of the Company's nominating/corporate governance committee and the Board of Directors, the following three directors listed in the table below are nominated for election to serve as Class II directors for a term of three years expiring at the annual meeting of stockholders in 2011 or when their respective successors are elected and qualified. If any of the nominees are unable to serve or refuse to serve as directors, an event which the Board does not anticipate, the proxies will be voted in favor of such other person(s), if any, as the Board of Directors may designate. A plurality of the votes cast at the Annual Meeting will elect each Class II director. Stockholders may not grant a proxy for a greater number of persons than three, which is the number of nominees identified herein.

Name	Age	Position
Michael J. Regan	65	Director (Class II)
Thomas V. Reifenheiser	72	Director (Class II)
Herbert J. Siegel	79	Director (Class II)

Michael J. Regan has been a Director of the Company since 2007. Mr. Regan (age 65) is a former Vice Chairman and Chief Administrative Officer of KPMG LLP and was the lead audit partner for many Fortune 500 companies during his 40 year tenure with KPMG. Mr. Regan is a member of the board of managers of Allied Security Holdings LLC and serves on its audit committee. He also is a director of Scientific Games Corporation and serves on its audit committee. Mr. Regan is a member of the Board of Trustees of Manhattan College.

Thomas V. Reifenheiser has been a Director since 2007. Mr. Reifenheiser (age 72) served as Managing Director and Group Executive for the Global Media and Telecom Group of Chase Securities Inc. ("Chase") from 1977 until 2000. He joined Chase in 1963 and was the Global Media and Telecom Group Executive since 1977. Mr. Reifenheiser is a member of the board of directors and also serves as a member of the audit committee of Lamar Advertising Company, Mediacom Communications Corporation and Cablevision Systems Corporation.

Herbert J. Siegel has been a Director since 2003. Mr. Siegel (age 79) was Chairman of the Board and President of Chris-Craft Industries, Inc. and Chairman of the Board of BHC Communications, Inc. until July 2001, when the two companies were acquired by The News Corporation Limited. Mr. Siegel was a senior advisor to The News Corporation Limited. He is currently a consultant to News America, Inc. Mr. Siegel is also a director of IMG Worldwide Holdings Inc.

Incumbent Directors

The remaining incumbent directors, whose terms of office are not expiring, are as follows:

Name	Age	Position
J. Anthony Forstmann	69	Director (Class I)
Theodore J. Forstmann	68	Director (Class III)
Michael A. Miles	68	Director (Class III)
Charles P. Rose, Jr.	66	Director (Class I)
Wayne T. Smith	62	Director (Class I)
Farid Suleman	56	Chief Executive Officer and Chairman of the Board (Class III)

The current terms of the Class I and Class III directors expire on the dates of the 2010 and 2009 annual meetings of stockholders, respectively, or when their respective successors are elected and qualified.

J. Anthony Forstmann has been a Director since 2001. Mr. Forstmann (age 69) has been a Managing Director of J.A. Forstmann & Co., a merchant banking firm, since October 1987. In 1968, he co-founded Forstmann-Leff Associates, an institutional money management firm with $6 billion in assets. He is a special limited partner of Forstmann Little & Co. He is the brother of Theodore J. Forstmann.

Theodore J. Forstmann has been a Director since 2001. Mr. Forstmann (age 68) has been a general partner of FLC XXXII Partnership, L.P. and FLC XXXIII Partnership, L.P. since the partnerships' inceptions, and he co-founded Forstmann Little & Co. in 1978. Mr. Forstmann is a director of IMG Worldwide Holdings, Inc., 24 Hour Fitness Worldwide, Inc. and ENK Holdings LLC. He was also a director of McLeodUSA Incorporated until December 2005. He is the brother of J. Anthony Forstmann.

Michael A. Miles has been a Director since 2001. Mr. Miles (age 68) served as Chairman and Chief Executive Officer of Philip Morris Companies, Inc. from 1991 to 1994. He is also a director of AMR Corporation, Dell Inc. and Time Warner Inc. He is also a special limited partner of Forstmann Little & Co. and serves on the Forstmann Little advisory board.

Charles P. Rose, Jr. has been a Director since 2003. Mr. Rose (age 66) currently serves as executive producer, executive editor and host of Charlie Rose, a nightly one-hour interview program on the PBS television network, which premiered in 1991. From 1998 until late 2005, Mr. Rose also served as a correspondent for the CBS television network news program "60 Minutes II."

Wayne T. Smith has been a Director since 2006. Mr. Smith (age 62) is Chairman of the Board, President and Chief Executive Officer of Community Health Systems, Inc. ("CHS"), which owns and operates 126 full-service, acute care hospitals in 28 states. Prior to joining CHS, Mr. Smith was with Humana Inc. for 23 years. He served as President and Chief Operating Officer of Humana Inc. and was also a member of their board of directors. Prior to his tenure as President and Chief Operating Officer, Mr. Smith held a wide variety of senior management positions with Humana Inc. Mr. Smith serves on the Boards of Praxair, Inc.; the Nashville Health Care Council; and the Federation of America's Hospitals, for which he was also the 2003 Chairman. Mr. Smith is a former director of the American Association of Health Plans and the Health Insurance Association of America. He also serves as advisor to numerous other healthcare related entities. Mr. Smith also serves on the Board of 24 Hour Fitness Worldwide, Inc. and is a limited partner of certain affiliated partnerships of Forstmann Little & Co.

Farid Suleman is the Company's Chairman of the Board and Chief Executive Officer. Mr. Suleman (age 56) joined the Company in March 2002. Prior to joining the Company, from February 2001 to February 2002, Mr. Suleman was President and Chief Executive Officer of Infinity Broadcasting Corp., one of the largest radio and outdoor advertising companies in the United States. He was Executive Vice President, Chief Financial Officer, Treasurer and a director of Infinity Broadcasting from September 1998 to February 2001 when Infinity Broadcasting was acquired by Viacom Inc. Mr. Suleman was a director of Westwood One, Inc. until February 22, 2006. Mr. Suleman was special limited partner of Forstmann Little & Co. from March 2002 until June 2007.

PROPOSAL 2—APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The audit committee has appointed the firm of Deloitte & Touche LLP, independent registered public accountants, as the Company's independent registered public accountants for the year ending December 31, 2008.

The Board of Directors recommends that stockholders vote FOR the ratification of the appointment of Deloitte & Touche LLP as independent registered public accountants in this Proposal 2.

Representation of Independent Registered Accountants at Annual Meeting

A representative of Deloitte & Touche LLP will be present at the Annual Meeting, will be offered the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

Audit Fees

Deloitte & Touche LLP was engaged as the Company's independent registered public accountants for the year ended December 31, 2007. The aggregate fees and out-of-pocket expenses billed by Deloitte & Touche LLP for professional services rendered for the audit of the Company's annual consolidated financial statements and the audit of management's report on internal controls for the fiscal years ended December 31, 2007 and 2006 and for the reviews of the financial statements included in the Company's quarterly reports on Form 10-Q for each year ended December 31, 2007 and 2006 were approximately $1,550,000 and $730,000, respectively.

Audit-Related Fees

The aggregate fees and out-of-pocket expenses billed by Deloitte & Touche LLP for professional services rendered for the audit of the Company's 401(k) plan for the years ended December 31, 2007 and 2006, as well as the implementation of FASB Interpretation No. 48. *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*, which was effective for the Company January 1, 2007, were approximately $63,000 and $32,000, respectively.

Tax Fees

The aggregate fees and out-of-pocket expenses billed by Deloitte & Touche LLP for professional services rendered in connection with tax compliance, tax advice, and tax planning for the years ended December 31, 2007 and 2006 were approximately $127,000 and $155,000, respectively.

All Other Fees

The aggregate fees and out-of-pocket expenses billed by Deloitte & Touche LLP for professional services rendered in conjunction with the ABC Radio Merger Agreement for the year ended December 31, 2007 and 2006 were approximately $357,000 and $503,000, respectively.

Pre-Approval Policies and Procedures

The audit committee has adopted policies and procedures requiring audit committee review and approval in advance of all particular engagements for services provided by the Company's independent registered public accountants. Prior to rendering any audit and non-audit professional services, Deloitte & Touche LLP discusses such services with the audit committee, and the committee pre-approves the scope of such services and the related estimated fees. The scope of all audit and non-audit services rendered by Deloitte & Touche LLP during the year ended December 31, 2007 was pre-approved by the audit committee.

During the approval process, the audit committee considers the impact of the scope of services and the related fees on the independence of the auditor. The services and fees must be deemed compatible with the maintenance of the auditor's independence, including compliance with the SEC rules and regulations.

SUBMISSION OF STOCKHOLDERS PROPOSALS

It is anticipated that the 2009 annual meeting of stockholders of the Company will be held in May 2009. Any stockholders who intend to present proposals at the 2009 annual meeting of stockholders, and who wish to have such proposals included in the Company's Proxy Statement for the 2009 annual meeting, must ensure that such proposals are received by the Secretary of the Company not later than January 19, 2009. Such proposals must meet the requirements set forth in the rules and regulations of the SEC in order to be eligible for inclusion in the Company's 2009 proxy solicitation material. Any proposals should be sent to the Secretary, Citadel Broadcasting Corporation, 7201 West Lake Mead Boulevard, Suite 400, Las Vegas, Nevada 89128.

In addition, the Company's by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing to the Secretary of the Company. To be timely, a stockholder's notice generally must be delivered to or mailed and received at the principal executive office of the Company, not less than 45 days nor more than 75 days prior to the first anniversary of the date on which the Company first mailed its proxy materials for the preceding year's annual meeting of the stockholders. However, if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, to be timely, notice must be delivered not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which the public announcement of the date of such meeting is first made. To be in proper written form, the notice must contain certain information concerning the nominee and the stockholder submitting the nomination. These provisions may preclude stockholders from bringing matters before an annual meeting of the stockholders or from making nominations for directors at an annual meeting of stockholders.

VOTING INSTRUCTIONS

VOTE BY INTERNET

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. eastern time on May 18, 2008. Follow the instructions described on the "Notice of Internet Availability of Proxy Materials," which was mailed on or about April 4, 2008.

ELECTRONIC DELIVERY OF FUTURE STOCKHOLDER COMMUNICATIONS

If you would like to reduce the costs incurred by Citadel Broadcasting Corporation in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access stockholder communications electronically in future years.

VOTE BY PHONE — (800) 690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. eastern time on May 18, 2008. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided. **If you vote by Internet or phone, you do not need to return this card.**

END